

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2001
or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to ___________.

Commission file numbers:	Barclays PLC	0-13790
	Barclays Bank PLC	2-71497-01



BARCLAYS PLC BARCLAYS BANK PLC
(Exact names of registrants as specified in their charters)

ENGLAND
(Jurisdictions of incorporation)

54 LOMBARD STREET, LONDON, EC3P 4AH, ENGLAND
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
Barclays PLC	£1 ordinary shares	New York Stock Exchange*
	American Depositary Shares, each representing four £1 ordinary shares	New York Stock Exchange
Barclays Bank PLC	Convertible Capital Notes	New York Stock Exchange**
	American Depositary Note Receipts, representing interests in Convertible Capital Notes	New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
** Not for trading, but only in connection with the registration of American Depositary Note Receipts, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	£1 ordinary shares	1,666 ,669,736
	£1 staff shares	875,000
Barclays Bank PLC	£1 ordinary shares	2,285,360,515

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes __x__ No _____

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17 _____ Item 18 __x__

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrants have filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _____ No _____

Page 1 of 284 pages.
Exhibit Index on page 192

This document comprises the Annual report on Form 20-F for the year ended December 31, 2001 of Barclays PLC and Barclays Bank PLC (the "2001 Form 20-F"). Reference is made to the Form 20-F cross reference table on page on page 163 hereof (the "Form 20-F Cross Reference Table"). Only (i) the information in this document that is referenced in the Form 20-F cross reference table, and (ii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File No. 333-8054 and File No. 333-12384) and the Registration Statement on Form S-8 (File No. 333-12818), which were filed by Barclays Bank PLC, and any other documents, including any documents filed by Barclays PLC or Barclays Bank PLC pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2001 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross Reference Table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F 2001

Registered No. 48839

This document contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals and expectations set forth in the Group's forward-looking statements. For a discussion of some of the factors that may cause actual future results and developments to differ materially from these forward-looking statements, see Risk factors on page 65. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in the Group's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Barclays may make in documents it files with the U.S. Securities and Exchange Commission.

Presentation of information

Barclays PLC is a public limited company registered in England and Wales under company number 48839. The Company, originally named Barclay & Company Limited, was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17th February 1917 and it was re-registered in 1982 as a public limited company under Companies Acts 1948 to 1980. On 1st January 1985, the company changed its name to Barclays PLC.

Barclays Bank PLC is a public limited company registered in England and Wales under number 1026167. The Bank was incorporated on 7th August 1925 under the Colonial Bank Act 1925 and on 4th October 1971 was registered as a company limited by shares under the Companies Acts 1948 to 1967. Pursuant to The Barclays Bank Act 1984, on 1st January 1985 the Bank was re-registered as a public limited company and its name was changed from Barclays Bank International Limited to Barclays Bank PLC.

All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. This report has therefore been prepared as a joint annual report on Form 20-F for Barclays PLC and Barclays Bank PLC and it also contains the consolidated accounts of and other information relating to Barclays Bank PLC. Except where otherwise indicated, the information given is identical with respect to both Barclays PLC and Barclays Bank PLC.

The accounts of Barclays Bank PLC included in this document do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Barclays Bank PLC, which contain an unqualified audit report and do not contain any statement under Section 237(2) or (3) of that Act, will be delivered to the Registrar of Companies in accordance with Section 242 of that Act and are published as a separate document.

The term 'Barclays PLC Group' means Barclays PLC together with its subsidiary undertakings and the term 'Barclays Bank PLC Group' means Barclays Bank PLC together with its subsidiary undertakings. 'Barclays' and 'Group' are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term 'Company' refers to Barclays PLC and the term 'Bank' refers to Barclays Bank PLC. 'Woolwich plc' is used, as the context requires, to refer to Woolwich plc and its subsidiary undertakings. In this report, the abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US dollars respectively and '€m' and '€bn' represent millions and thousands of millions of euros respectively. References to operating results 'before the impact of the Finance Act' exclude the impact of taxation changes arising from the Finance (No. 2) Act 1997 and the Finance Act 1998.

Statutory accounts

The consolidated accounts of Barclays PLC and its subsidiary undertakings are set out on pages 88 to 93 along with the accounts of Barclays PLC itself on page 94. The consolidated accounts of Barclays Bank PLC and its subsidiary undertakings are set out on pages 166 to 171. The accounting policies on pages 82 to 87 and the notes commencing on page 95 apply equally to both sets of accounts unless otherwise stated.

The financial statements contained in this document, which include the results of Woolwich plc from its acquisition on 25th October 2000, also reflect changes in the Group's management structure which took place in 2001, as explained on page 6. The comparative data has been restated, where appropriate.

Profit before tax


3,608

Post tax return on average shareholders' funds


21.2
25.1
17.5

Earnings per share



Dividends per share


43.0
58.0
66.5

Consolidated profit and loss account summary[a]

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Interest receivable	**13,458**	11,788	9,320	9,952	9,204
Interest payable	**7,354**	6,635	4,696	5,604	5,095
Write-down of leases (c)	–	–	–	(40)	(77)
Profit on redemption/repurchase of loan capital	–	2	3	3	2
Net interest income	**6,104**	5,155	4,627	4,311	4,034
Fees and commissions receivable	**4,223**	3,689	3,207	3,008	3,197
Less: fees and commissions payable	**(465)**	(320)	(275)	(229)	(218)
Dealing profits	**1,011**	677	556	(42)	361
Other operating income	**452**	397	258	298	203
Life-fund charge (c)	–	–	–	–	(28)
Operating income	**11,325**	9,598	8,373	7,346	7,549
Administration expenses – staff costs	**3,714**	3,219	3,057	2,811	3,035
Administration expenses – other	**2,303**	1,967	1,807	1,829	1,889
Depreciation and amortisation	**537**	306	280	275	269
Operating expenses	**6,554**	5,492	5,144	4,915	5,193
Operating profit before provisions	**4,771**	4,106	3,229	2,431	2,356
Provisions for bad and doubtful debts	**1,149**	817	621	492	227
Provisions for contingent liabilities and commitments	**1**	(1)	1	76	4
Provisions	**1,150**	816	622	568	231
Operating profit	**3,621**	3,290	2,607	1,863	2,125
Loss from joint ventures	**(1)**	(1)	(1)	–	–
(Loss)/income from associated undertakings	**(8)**	(7)	(13)	22	16
Loss on sale or restructuring of BZW	–	–	(30)	(3)	(469)
(Loss)/profit on disposal of other Group undertakings	**(4)**	214	(108)	4	44
Write-down of fixed asset investments	–	–	–	(4)	(19)
Profit on ordinary activities before tax	**3,608**	3,496	2,455	1,882	1,697
Tax on profit on ordinary activities	**(1,010)**	(944)	(644)	(520)	(520)
Profit on ordinary activities after tax	**2,598**	2,552	1,811	1,362	1,177
Profit attributable to minority and other non-equity interests	**(133)**	(79)	(52)	(45)	(44)
Profit for the financial year attributable to the members of Barclays PLC	**2,465**	2,473	1,759	1,317	1,133
Dividends	**(1,110)**	(927)	(746)	(646)	(563)
Profit retained for the financial year	**1,355**	1,546	1,013	671	570

Selected financial statistics

	2001	2000	1999	1998	1997
Earnings per ordinary share	**148.2p**	163.3p	117.5p	87.2p	74.6p
Dividends per ordinary share	**66.5p**	58.0p	50.0p	43.0p	37.0p
Dividend cover (times)	**2.2**	2.7	2.4	2.0	2.0
Attributable profit before tax as a percentage of average shareholders' funds	**24.2%**	34.4%	28.9%	23.5%	22.0%
Attributable profit after tax as a percentage of average shareholders' funds	**17.5%**	25.1%	21.2%	16.9%	15.2%
average total assets (note (b))	**0.6%**	0.8%	0.7%	0.5%	0.5%
Average US dollar exchange rate used in preparing the accounts	**1.44**	1.52	1.62	1.66	1.64
Average euro exchange rate used in preparing the accounts	**1.61**	1.64	1.52	–	–

See notes on page 5.

Consolidated balance sheet summary[a]

Assets	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Loans and advances to banks and customers	**228,382**	198,536	156,194	132,722	136,707
Other assets	**113,960**	102,493	88,470	77,402	87,499
	342,342	301,029	244,664	210,124	224,206
Infrastructure	**6,137**	6,450	2,089	2,285	2,264
	348,479	307,479	246,753	212,409	226,470
Retail life-fund assets attributable to policyholders	**8,170**	8,711	8,040	7,085	5,959
Total assets	**356,649**	316,190	254,793	219,494	232,429
Liabilities					
Deposits by banks, customer accounts and debt securities in issue	**273,041**	240,607	191,781	161,049	173,283
Other liabilities	**50,809**	45,715	41,540	39,470	42,377
	323,850	286,322	233,321	200,519	215,660
Capital resources					
Undated loan capital	**3,182**	2,672	1,749	1,742	1,657
Dated loan capital	**4,933**	3,698	2,848	1,992	1,211
Other subordinated liabilities	–	–	–	–	59
Minority and other interests	**2,006**	1,600	352	314	326
Shareholders' funds	**14,508**	13,187	8,483	7,842	7,557
	24,629	21,157	13,432	11,890	10,810
	348,479	307,479	246,753	212,409	226,470
Retail life-fund liabilities attributable to policyholders	**8,170**	8,711	8,040	7,085	5,959
Total liabilities and shareholders' funds	**356,649**	316,190	254,793	219,494	232,429

Weighted risk assets and capital ratios

	2001	2000	1999	1998	1997
Weighted risk assets	**158,873**	147,040	115,878	109,800	108,341
Tier 1 ratio	**7.8%**	7.2%	7.5%	7.3%	7.2%
Risk asset ratio	**12.5%**	11.0%	11.3%	10.6%	9.9%

Selected financial statistics

	2001	2000	1999	1998	1997
Average shareholders' funds as a percentage of average total assets (note (b))	**3.7%**	3.2%	3.4%	3.2%	3.5%
Net asset value per ordinary share	**870p**	794p	568p	519p	494p
Year-end US dollar exchange rates used in preparing the accounts	**1.45**	1.49	1.62	1.66	1.65
Year-end euro exchange rate used in preparing the accounts	**1.64**	1.60	1.61	–	–

Notes

(a) The financial information on pages 4 and 5 is extracted from the published accounts for the last five years, restated where appropriate to accord with the current accounting policies of the Group (see page 86). This information should be read together with, and is qualified by reference to, the accounts and notes included in this report.

(b) For the purposes of this summary, the retail life-fund assets attributable to policy holders have been excluded from average total assets.

(c) The write-down of leases in 1998 and 1997 and the life-fund charge in 1997 reflect the impact of the Finance Acts in those years.

Note 63 to the accounts provides a reconciliation of net profit and shareholders' funds between the amounts calculated under UK GAAP and US GAAP.

Business description

Introduction

Barclays is an international financial services group engaged primarily in banking, investment banking and asset management. In terms of assets employed, Barclays is one of the largest financial services groups in the UK. The Group also operates in many other countries around the world and is a leading provider of co-ordinated global services to multinational corporations and financial institutions in the world's main financial centres. Worldwide, Barclays has 2,652 branches (including Woolwich plc).

During 2000, significant changes were made to the Group's organisational structure, moving from five major business groups to an organisation based on Strategic Business Units (SBUs), which are supported by shared services. Each SBU has been tasked with identifying and implementing value maximising strategies, and achieving these by creating advantage for customers through superior products and services.

From 1st January 2001, for reporting purposes, the SBUs have been organised into the following business groups:

» Personal Financial Services (previously UK Personal Customers)
» Woolwich (Woolwich plc and Barclays Mortgages)
» Barclays Private Clients (previously Wealth Management)
» Barclaycard
» Business Banking
» Barclays Africa
» Barclays Capital
» Barclays Global Investors

Results are also provided for Other operations and Head office functions. The results for Personal Financial Services and Business Banking are reported after allocating the costs of shared support functions, the UK branch network and other common infrastructure.

Personal Financial Services

Personal Financial Services provides a broad range of financial services to personal customers in the United Kingdom. It offers services and products to meet customers' individual requirements via an integrated suite of delivery channels, comprising the branch network, cash machines, telephone banking and the Internet.

Personal Financial Services works closely with other businesses in the Group, in particular Woolwich, Barclays Private Clients, Barclaycard and Business Banking.

Key business developments in 2001:

» In the current account market, Personal Financial Services launched a new Platinum Banking offer, Barclays Open Plan and a revised current account tariff.

» In the savings market, new product launches included a Base Rate Tracker Savings Account and Regular Savings Account, as well as competitively priced bond products.

» A global alliance now provides free access to 23,000 cash machines in Canada, the USA, Australia, Germany and France.

Woolwich

The Woolwich business comprises Woolwich plc and Barclays Mortgages, the UK mortgage and household insurance operations of Barclays. Woolwich is a predominantly UK-based financial services business providing a wide range of personal financial services, including financial advice through one of the UK's largest independent financial advisory (IFA) teams.

Key business developments in 2001:

» During 2001, Barclays Mortgages and Woolwich together exceeded the key integration synergies that for 2001 were planned at the time of the acquisition.

» Gross mortgage advances reached £15.7billion, up 37 per cent on 2000. Since April 2001, Woolwich-branded mortgages have been available through the Barclays branch network.

» Woolwich Open Plan customers are now almost one million. Open Plan was launched in Barclays in September.

Barclays Private Clients

Barclays Private Clients serves one million affluent and high net worth clients across thirty three countries worldwide, providing banking and asset management services.

The business continued its transformation programme to integrate the previous businesses which formed Wealth Management. This programme aims to deliver operational economies of scale and improved customer service and product capability built around a single relationship for the provision of banking and investment products.

Key business developments in 2001:

» Barclays Private Clients successfully launched a partnership with Legal & General, offering Legal & General's world-class investment products through the Barclays network. The sale through Barclays distribution channels of protection and bond products commenced in August 2001and of unit trusts and ISA's in September 2001. Legal & General product sales through Barclays for the fourth quarter of 2001 (the first full quarter that Barclays distributed the full complement of Legal & General products) increased by 18% compared with similar product sales by Barclays Life and Barclays Funds in the same period in 2000.

» Barclays Private Clients extended its stockbroking service to France.

Barclaycard

Barclaycard is a leading credit card business in Europe*. In addition to its operations in the United Kingdom, Germany, France, Spain and Greece, it also operates in Africa and the Caribbean. It offers a full range of credit card services to individual customers, together with card payment facilities to retailers and other businesses.

Key business developments in 2001:

» Barclaycard recruited 763,000 new customers, and in the UK alone the number of online customers increased from 388,000 to 653,400.

» Barclaycard launched in Botswana, sealed a pan-European partnership deal with the Internet portal Lycos, and the multi-lingual call centre in Dublin was geared up for further planned international expansion.

» Barclaycard sealed a deal to sponsor the Football Association's Premier League, and was named 'Best revolving credit card issuer in Europe' by the prestigious Lafferty 20th Anniversary Retail Banking Awards.

*Based on value of transactions and number of cards in issue per industry data.

Business Banking

Business Banking provides relationship banking to the Group's small, medium and large business customers in the United Kingdom.

Customers are served by a network of relationship and specialist managers who provide local access to an extensive range of products and services, together with the provision of information and support. Customers are also offered access to business centres in mainland Europe and the United States.

Market share was maintained at around one quarter of small and medium businesses in the United Kingdom.

Non banking services are provided to customers through BarclaysB2B which delivers business services, such as smart sourcing, targeted at customers with an annual turnover of over £100m up to £1bn.

Key business developments in 2001:

» Business Banking introduced a range of customer propositions, offering a choice of complexity and price. For example, Business Direct, telephone and online banking for businesses, was launched. Since its launch in June 2001, Business Direct has attracted 15,000 small business customers.

» Business Banking launched an Urban Regional Development Unit, with £200m to aid economic regeneration and development.

Barclays Africa

Barclays Africa provides banking services to personal and corporate customers in North Africa, sub-Saharan Africa and islands in the Indian Ocean.

Barclays Africa operates a diversified portfolio of banking operations in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

Key business developments in 2001:

» Barclays Africa launched a range of new products for personal customers across Africa.

» Barclays Africa established a new regional merchant banking team, managing its Pan-African Trade Finance, Project Finance and Structured Finance product offerings.

Barclays Capital

Barclays Capital conducts the Group's investment banking business. As the Group's principal point of access to the wholesale markets, it provides corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model is distinctive. It focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with capabilities in equities. Activities are split between two areas: Rates which includes fixed income, foreign exchange, derivatives, commodities and money markets sales, trading and research, prime brokerage and equities; and Credit which includes origination, sales, trading and research relating to loans, debt capital markets and structured capital markets, and private equity.

Barclays Capital manages wholesale client relationships of Barclays in the UK and internationally, having integrated the larger corporate and institutional businesses which previously operated out of Corporate Banking. This has extended the client base in Europe, Latin America and the Middle East and is enabling the delivery of a wider product range across the wholesale markets.

Key business developments in 2001:

» Barclays Capital made significant progress in all its core businesses during 2001.

» Barclays Capital managed 244 bond issues (up from 225 in 2000), with a total value of US$67 billion (up from US$48 billion in 2000).

» In the sterling bond market, Barclays Capital led a higher volume of new issues than any other institution, and maintained its position as one of the leading UK government bond and sterling derivatives dealers.

Barclays Global Investors

Barclays Global Investors (BGI) is the world's largest institutional asset manager, with offices in eight countries. BGI provides active, enhanced index and index strategies and manages assets for clients worldwide.

BGI's investment philosophy focuses on managing all dimensions of performance: return, risk and cost. BGI's strategies are complemented by a range of value chain services that enhance investors' total portfolio returns, including cash management, securities lending and transition management.

A key business development in 2001:

» Barclays Global Investors launched 40 exchange traded funds globally, bringing total exchange traded funds to 104 at 31st December 2001 with assets of £14.8bn.

In addition to the business groups outlined above, Barclays Group also consists of Other operations and Head office functions.

Other operations

Barclays Group Property Services is responsible for the management of the majority of the Group's operational premises and property related services. Property costs also include the central administration of certain operational properties.

Central services primarily comprises Service Provision, which provides central information technology services and certain activities which support the operating businesses.

Within Management of Group capital are certain central items including residual balances arising from centrally managed transition businesses.

Head office functions

Head office functions comprise all the Group's central costs, including the Group executive, Group finance, corporate communications, human resources, corporate planning, audit, marketing, legal, corporate secretariat, public policy and risk. Costs incurred wholly on behalf of the business units are recharged to them.

Competition

The UK financial services market remains highly competitive and innovative. Competition comes both from incumbent players and a steady stream of new market entrants. Barclays remains at the forefront of market innovation to introduce new propositions to the market.

The landscape is expected to remain highly competitive in all our businesses. We are confident that the integrated business model employed by the Group, combined with rigorous application of managing for value principles, will stand the Group in good stead to meet the challenges ahead.

Group structure

The figures in the business group analyses have been restated to take account of the following changes relative to 2000:

Retail Financial Services is presented as three separate business groups for reporting purposes – Personal Financial Services, Woolwich and Barclays Private Clients.

The Masterloan consumer lending business, the Investment Management business and the Barclays mortgage business were all part of UK Personal Customers. The Masterloan business is now part of Barclaycard, the Investment Management business is now part of Barclays Private Clients and the Barclays mortgage business is now part of Woolwich. UK Small Business is now reported within Business Banking and Africa (including Egypt) is reported separately.

The wholesale clients within the UK and international large commercial banking businesses previously reported within Corporate Banking are now managed by and reported within Barclays Capital.

The majority of central and head office costs have been re-allocated to the business groups based on the utilisation of the services supplied.

Operating profit for business groups includes allocations of earnings on centrally held Group capital based on economic capital. These were previously allocated on the basis of regulatory capital.

Following a review of the UK personal financial market, the Woolwich business became part of the Personal Financial Services business group in January 2002.

Changes in accounting presentation

Barclays Capital operating profit now includes internal fees received from Management of Group capital in relation to structured capital market activities, and such fees are reflected as a cost in Other operations.

Operating profit for business groups includes allocations of notional interest based on economic capital. For geographic analysis of the profit before tax, earnings on capital are allocated on the basis of the geographic location of capital. Previously earnings on capital were allocated on the basis of regulatory capital.

Credit risk and country risk provisions for bad and doubtful debts are now reported in total having previously been shown separately. Country risk provisions are now included in the coverage ratios for potential credit risk lendings.

Credit derivatives are now reported separately having previously been incorporated within the interest rate derivatives category.

Following the strategic alliance with Legal & General, costs relating to the regulated salesforce and field sales managers have been included in staff costs and their headcount included in Group staff numbers with effect from 1st August 2001. Prior to that date these costs were borne within the long term assurance fund and their headcount excluded from Group staff numbers. Costs have increased by £31m in 2001 as a result of this change.

There have been no other material changes in accounting presentation from that reflected in the 2000 Annual report.

Recent developments

Barclays PLC will be seeking shareholder approval at the Annual General Meeting on 25th April 2002 for the subdivision of each ordinary share of £1 each (issued and unissued) into four ordinary shares of 25p each. If approved, this share split would be effective immediately and will be implemented as soon as practicable after the Annual General Meeting.

Profit/(loss) before tax

	2001 £m	2000 £m	1999 £m
Personal Financial Services	**498**	423	376
Woolwich	**505**	230	141
Barclays Private Clients	**620**	645	421
Barclaycard	**555**	464	484
Business Banking	**1,152**	1,102	1,011
Barclays Africa	**133**	110	103
Barclays Capital	**685**	575	425
Barclays Global Investors	**71**	59	45
Other operations	**(16)**	17	(27)
Head office functions	**(69)**	(47)	(29)
Restructuring charge	**(171)**	(232)	(344)
Woolwich integration costs	**(89)**	(7)	–
Woolwich fair value adjustments	**(33)**	(6)	–
Goodwill amortisation	**(229)**	(51)	(13)
Operating profit (a)	**3,612**	3,282	2,593
Exceptional items	**(4)**	214	(138)
Profit before tax	**3,608**	3,496	2,455

Note
(a) including loss from joint ventures and associated undertakings of £9m (2000 £8m, 1999 £14m).

Total assets and weighted risk assets

	Total assets			Weighted risk assets		
	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m
Personal Financial Services	**7,244**	6,562	6,121	**6,097**	5,598	5,319
Woolwich	**57,630**	55,243	18,426	**30,142**	28,620	9,494
Barclays Private Clients	**13,736**	13,352	11,750	**9,167**	8,390	6,719
Barclaycard	**9,342**	9,805	8,796	**9,405**	9,623	8,663
Business Banking	**44,243**	41,364	32,347	**46,390**	44,017	39,118
Barclays Africa	**2,756**	2,291	2,161	**1,943**	1,661	1,611
Barclays Capital	**202,030**	168,894	160,312	**52,675**	45,946	42,183
Barclays Global Investors	**265**	259	232	**548**	653	456
Other operations and head office functions	**7,142**	5,440	6,425	**2,506**	2,532	2,315
Goodwill	**4,091**	4,269	183	**–**	–	–
Retail life-fund assets	**8,170**	8,711	8,040	**–**	–	–
	356,649	316,190	254,793	**158,873**	147,040	115,878

Summary statutory profit and loss account

	2001 £m	2000 £m	1999 £m
Operating income	**11,325**	9,598	8,373
Operating expenses	**(6,554)**	(5,492)	(5,144)
Operating profit before provisions	**4,771**	4,106	3,229
Provisions for bad and doubtful debts	**(1,149)**	(817)	(621)
Provisions for contingent liabilities and commitments	**(1)**	1	(1)
Operating profit	**3,621**	3,290	2,607
Loss from joint ventures	**(1)**	(1)	(1)
Loss from associated undertakings	**(8)**	(7)	(13)
Loss on sale or restructuring of BZW	**–**	–	(30)
(Loss)/profit on disposal of other Group undertakings	**(4)**	214	(108)
Profit on ordinary activities before tax	**3,608**	3,496	2,455

Introduction

The Group's operating profit increased by 10% to £3,621m (2000 £3,290m) partly reflecting the incorporation of a full year's results for Woolwich plc. The operating profit for 2001 is after accounting for a restructuring charge of £171m (2000 £232m). Earnings per share reduced by 9% to 148.2p.

Personal Financial Services achieved an 18% increase in operating profit to £498m (2000 £423m). Total income increased by 6%. Costs were held flat. Net interest income increased by 5% to £1,142m (2000 £1,092m) driven by strong growth in deposit balances and continued growth in consumer lending balances.

Operating profit on a statutory basis for the Woolwich business increased from £230m to £505m partly reflecting the incorporation of a full year's results for Woolwich plc.

Barclays Private Clients operating profit decreased by 4% to £620m (2000 £645m) largely due to significant strategic investment (which grew £62m year on year). Operating income was held at 2000 levels, despite difficult market conditions, due to the diversity of product, geography and client mix.

Barclaycard operating profit increased by 20% to £555m (2000 £464m), benefiting from increased customer recruitment and the application of Information Based Customer Management techniques, which enable pricing and proposition features to be responsive to customer needs.

Business Banking operating profit increased 5% to £1,152m (2000 £1,102m) reflecting good growth in balances. Net fees and commissions increased 6%, while operating costs were held flat.

Barclays Africa operating profit increased 21% to £133m (2000 £110m), primarily reflecting lower provisions. Costs were held at similar levels to 2000.

Barclays Capital operating profit increased 19% to £685m (2000 £575m) with both the Rates and Credit businesses performing well. Total income growth of 26% reflected increased business activity in most areas. Net interest income increased 33% and dealing profits 48%, underpinned by a 77% increase in client transaction volumes.

Barclays Global Investors operating profit increased 20% to £71m (2000 £59m) despite significantly lower stock market levels. Fees and commissions totalled £505m (2000 £435m), up 16%, assisted by strong growth in performance fees.

Total Group provisions for bad and doubtful debts rose by £332m, or 41%, to £1,149m, primarily as a result of the impact of the current deterioration in economic conditions on the corporate sector.

Non-performing lendings increased by £494m to £3,871m. Potential problem loans increased by £295m to £1,402m. Coverage of both non-performing lendings and total potential credit risk lendings fell, from 72.4% to 72.1% and 54.5% to 52.9% respectively.

Shareholders' funds increased by £1,321m due to profit retentions. Weighted risk assets increased by £12bn to £159bn. The Tier 1 ratio increased from 7.2% to 7.8% whilst the total risk asset ratio increased from 11.0% to 12.5%. Total assets increased by £40bn to £357bn, including a £33bn increase within Barclays Capital.

Analysis of results by business

The following section analyses the Group's performance within the businesses, showing selected income and expenditure information extracted from the Group's profit and loss account. As inter-business activities are included within these figures, the total income and expenditure for the businesses do not equate to the amounts reported in the Group's results.

Operating profit, where applicable, excludes Woolwich fair value adjustments, costs associated with the integration of Woolwich plc and the restructuring charge relating to staff displacement and related costs. These items are reflected in the business profit before tax. Goodwill amortisation is not reflected in the business analysis.

Personal Financial Services

Financial performance

	2001 £m	2000 £m	1999 £m
Net interest income	**1,142**	1,092	1,099
Net fees and commissions	**525**	488	448
Other operating income	**147**	126	103
Operating income	**1,814**	1,706	1,650
Operating costs	**(1,006)**	(1,010)	(1,042)
Provisions for bad and doubtful debts	**(310)**	(273)	(232)
Operating profit	**498**	423	376
Restructuring costs	**(13)**	(51)	(123)
Integration costs	**(33)**	–	–
Profit before tax and exceptional items	**452**	372	253

Personal Financial Services achieved a strong increase in operating profit, up 18% (£75m) to £498m (2000 £423m). Operating income increased by £108m (6%) to £1,814m (2000 £1,706m), while costs were held flat at £1,006m (2000 £1,010m).

Net interest income increased by £50m (5%) to £1,142m (2000 £1,092m). This was driven by strong growth in deposit balances, and by continued growth in consumer lending balances. Average asset and liability margins for the year were both slightly reduced, reflecting the lower interest rate environment.

Average savings balances increased 11% to £12.3bn (2000 £11.1bn), ahead of market growth. New products launched during 2001, such as the Regular Savings and Base Rate Tracker Accounts, together with continued balance growth in e-savings, contributed to this strong performance. Improvements to current account products contributed to increased average current account credit balances, of 8%. The net inflow of current accounts totalled 120,000.

Average consumer lending balances increased by 7% to £4.7bn (2000 £4.4bn), below market growth, due to adopting a cautious risk assessment approach throughout the year. Asset quality has improved, with personal pricing on the Barclayloan product resulting in an increased proportion of better quality lending.

Net fees and commissions increased by £37m (8%) to £525m (2000 £488m) mainly as a result of additional current account and overdraft lending activity, and higher income from the fee-based Additions current account where the number of accounts increased by 16% to 1,219,000 (2000 1,050,000).

Other operating income increased by £21m (17%) to £147m (2000 £126m). This was predominantly due to higher levels of payment protection insurance and underwriting which benefited from improved volumes relating to consumer lending and credit card borrowing.

Operating costs were maintained at £1,006m (2000 £1,010m) notwithstanding the growth in business volumes.

Provisions rose 14% (£37m) to £310m (2000 £273m). This increase included a one-off £20m charge in respect of interest previously held in suspense. Excluding this charge, provisions rose by 6% which was below the rate of growth of consumer lending balances and reflected the benefit of the increased use of personal pricing.

Barclays Open Plan was launched in a small part of the branch network in September 2001 and had already attracted 10,000 customers by 31st December 2001.

Operating profit increased in 2000 by 13% or £47m. Increased operating income, including higher levels of payment protection insurance and underwriting, and lower operating costs, were partially offset by a volume related increase in provisions.

Woolwich

Financial performance

	2001 £m	2000 £m	1999 £m
Net interest income	**851**	318	200
Net fees and commissions	**301**	77	36
Income from long-term assurance business	**24**	5	–
Other operating income	**34**	4	–
Operating income	**1,210**	404	236
Operating costs	**(632)**	(170)	(88)
Provisions for bad and doubtful debts	**(76)**	(4)	(7)
Profit from joint ventures	**3**	–	–
Operating profit	**505**	230	141
Restructuring costs	**(3)**	(4)	(7)
Integration costs	**(46)**	(7)	–
Fair value adjustments	**(33)**	(6)	–
Profit before tax and exceptional items	**423**	213	134

The following commentary reflects a proforma presentation for 2000 based on the assumption that the acquisition of Woolwich plc had taken place on 1st January 2000.

Operating profit reduced by 9% to £505m (2000 £552m) primarily as a result of a reduced contribution from Barclays Mortgages, which was £62m lower than the previous year.

Net interest income was maintained at £851m (2000 £850m). The contribution from lending activities improved, benefiting from a strong second half and compensated for a reduction in retail deposit income, where margin pressure was particularly intense during the year.

Lending performance was strong with UK mortgage balances increasing 9% to £51.9bn. From April, Woolwich branded mortgages have been sold through the Barclays retail network. Gross mortgage advances increased during the year by 37% to £15.7bn, a market share of 9.8% relative to share of balances outstanding of 9%. Net lending on UK mortgages increased by 45% to £4.3bn, a market share of 7.8%, with the market share of net lending for the second half of the year in excess 8%. Consumer finance lending balances have increased 32% to £1.5bn.

Net fees and commissions were £301m (2000 £306m). This primarily reflected a good performance from the IFA operations, where income for the year increased by 17% to £89m, and from growth in fees from mortgage related activities. Income from business areas, such as unit trusts and life assurance reduced mainly as a result of stock market volatility.

Operating costs were £632m, an increase of 3%. Revenue related costs increased £19m due to increased business volumes such as mortgages and IFA sales. Business as usual costs were held at £504m (2000 £500m).

Provisions for the year increased to £76m (2000 £39m), principally reflecting growth in consumer finance lending balances. In 2000, provisions were impacted by a provision release of £8m in Barclays Mortgages in the first half of the year.

During 2001, the number of Open Plan customers increased 76%, to 960,000 (2000 544,000), with product penetration increasing slightly to 3.1 (2000 3.0) products per customer. During the course of the year an increasing number of Open Plan recruits were new to the Woolwich.

Barclays Private Clients

Financial performance

	2001 £m	2000 £m	1999 £m
Net interest income	**839**	793	662
Net fees and commissions	**576**	579	550
Income from long-term assurance business	**148**	166	44
Other operating income	**18**	36	32
Operating income	**1,581**	1,574	1,288
Operating costs	**(925)**	(906)	(862)
Provisions for bad and doubtful debts	**(36)**	(23)	(5)
Operating profit	**620**	645	421
Restructuring costs	**(29)**	(41)	(24)
Integration costs	**(9)**	–	–
Profit before tax and exceptional items	**582**	604	397

Operating profit of Barclays Private Clients decreased by 4% to £620m (2000 £645m). This was due to significant strategic investment spend. Operating income was held at 2000 levels, despite difficult market conditions, due to the diversity of product, geography and client mix.

Net interest income increased by 6% to £839m (2000 £793m). Average lending volumes increased by 16% to £8.6bn (2000 £7.4bn) and average deposits, primarily from UK affluent clients, increased by 6% to £38bn (2000 £36bn). The benefit of increased balances was partially offset by margin compression in deposits, due to reduced interest rates.

Net fees and commissions decreased by 1% to £576m (2000 £579m) primarily due to lower fund management and brokerage fees. This was partially offset by commission income of £35m from the sale of Legal & General products. Average daily volumes in UK retail stockbroking decreased by 21% to 6,400 (2000 8,100). Barclays Stockbrokers continued to maintain its leading UK position with market share of retail stockbroking, as measured by retail client orders, remaining at 11%.

Income from long term assurance, declined by 11% to £148m (2000 £166m). Lower stock market levels in the year resulted in a £70m negative impact on income. This was partly offset by one-off benefits such as the £45m gain from the Legal & General strategic alliance.

Operating costs increased 2% to £925m (2000 £906m). This includes £31m relating to the regulated sales force and field sales managers following the Legal & General strategic alliance, whose costs were previously borne within the long term assurance fund. Excluding this, total costs reduced 1%. Cost reduction and productivity improvement outweighed inflationary and volume related pressures, resulting in a 5% decrease in business as usual costs and revenue related costs in total to £830m. Strategic investment costs increased by £62m to £95m, supporting the transformation programme.

Total customer funds, which include assets under management and customer deposits, amounted to £88bn (2000 £95bn). Assets under management fell by £7bn to £50bn primarily due to the impact of falling stock markets and the transfer of assets under management following the Legal & General strategic alliance. Despite more difficult market conditions net new funds were flat.

Within total customer funds, Barclays Private Clients has £10bn (2000 £15bn) of assets under management relating to retail life and funds businesses.

The Legal & General strategic alliance is representative of Barclays Private Clients strategy of distributing best of breed investment products to customers. The launch of stakeholder pensions commenced in April 2001. The sale through Barclays distribution channels of protection and bond products commenced in August 2001 and of unit trusts and ISAs in September 2001. Legal & General product sales for the fourth quarter of 2001 (the first full quarter that Barclays distributed the full complement of Legal & General products) increased by 18% compared with similar product sales by Barclays Life and Barclays Funds over the same period in 2000.

Barclays Private Clients includes the Barclays Caribbean operation which announced an agreement in October 2001 to combine its retail, corporate and offshore banking operations with those of Canadian Imperial Bank of Commerce (CIBC) to create FirstCaribbean International Bank™.

The unutilised amount of the redress provision in Barclays Life for customers who may have been mis-sold a personal pension is £47m at 31st December 2001 (2000 £80m). 8% of the cases originally identified for review remain to be settled.

Operating profit increased in 2000 by 53% to £645m. Higher levels of activity in the UK, continental Europe, the Caribbean and international banking contributed to the profit growth.

Barclaycard

Financial performance

	2001 £m	2000 £m	1999 £m
Net interest income	820	685	656
Net fees and commissions	581	524	489
Operating income	1,401	1,209	1,145
Operating costs	(473)	(439)	(428)
Provisions for bad and doubtful debts	(370)	(304)	(233)
(Loss)/income from joint ventures	(3)	(2)	–
Operating profit	555	464	484
Restructuring costs	(8)	(4)	(11)
Profit before tax and exceptional items	547	460	473

Operating profit of Barclaycard increased by 20% to £555m (2000 £464m). The improved performance benefited from the application of Information Based Customer Management techniques, which allow pricing and proposition features to be responsive to customer needs. A greater insight into the behaviours of customers has allowed Barclaycard to develop targeted offers, which has increased the revenue per customer, whilst reducing the cost of acquisition of new business.

Net interest income increased by 20% to £820m (2000 £685m). This was mainly as a result of good growth in average UK extended credit balances which rose 9% to £6.0bn (2000 £5.5bn), and improved cardholder rate management coupled with lower interest rates. Recruitment of UK customers reached 763,000 (2000 740,000), aided by the Barclaycard Premiership sponsorship and in spite of lower balance consolidation activity.

Fees and commissions increased by 11% to £581m (2000 £524m), principally as a result of replacing UK annual account fees with fees based on account behaviour.

Operating costs increased 8% to £473m (2000 £439m). Strategic investment costs increased 31% to £77m (2000 £59m) arising from further recruitment of customers outside the UK and investment in capacity to facilitate the growing number of on line users which rose 68% during 2001. Business as usual costs increased by 2% to £383m, despite fraud losses rising by 22%.

Provisions increased by 22% to £370m (2000 £304m). This was mainly attributable to growth in lending across the UK and international businesses and the continuing high levels of recruitment during the last two years.

Barclaycard's international businesses recorded an operating loss of £19m (2000 loss £26m) reflecting the continued cost of business expansion. The improved performance was driven by a 38% rise in average extended credit balances and a 48% increase in total income. Total cards issued in continental Europe grew 7% to 1.25m during 2001.

Barclaycard's 2000 operating profit at £464m was 4% lower than 1999. Despite curbing overall cost growth to 2.5%, provisions increased by 39% reflecting the strong lending growth across the UK and international card businesses.

Business Banking

Financial performance

	2001 £m	2000 £m	1999 £m
Net interest income	**1,591**	1,503	1,411
Net fees and commissions	**833**	787	770
Other operating income	**(4)**	(7)	(2)
Operating income	**2,420**	2,283	2,179
Operating costs	**(1,047)**	(1,055)	(1,065)
Provisions for bad and doubtful debts	**(210)**	(120)	(90)
(Loss)/income from associated undertakings	**(11)**	(6)	(13)
Operating profit	**1,152**	1,102	1,011
Restructuring costs	**(31)**	(59)	(84)
Integration costs	**(1)**	–	–
Profit before tax and exceptional items	**1,120**	1,043	927

Operating profit increased 5% (£50m) to £1,152m (2000 £1,102m).

Net interest income rose 6% to £1,591m reflecting increased lending and deposit balances partly offset by a slight reduction in the overall margin. Average customer lending balances increased 9% to £40.9bn (2000 £37.5bn) and average customer deposit balances increased 6% to £42.4bn (2000 £40bn).

Lending growth was focused towards higher quality. This was reflected in strong lending growth to large business customers and also through steady volumes of lending to medium and small business customers. The Sales Financing product range, which includes factoring and invoice discounting, saw rapid growth in turnover, up 55% as a result of investment in this area, while Barclays Asset Finance direct new business volumes were up over 20%.

UK lending margins continued to reduce, reflecting the focus of growth in higher quality lending. The overall deposit margin remained broadly unchanged.

Net fees and commissions increased 6% to £833m (2000 £787m). Lending related fees growth was driven by good activity levels in large business with a strong fee income performance from Sales Financing. UK money transmission income continued to fall, with higher volumes offset by lower fee levels as a result of strong competitive pressures. Foreign exchange related income increased strongly as a result of higher turnover.

The use of Businessmaster continues to increase with over 70% of large business customers and over 50% of medium business customers registered for the service. Businessmaster allows customers direct access to account information and provides a facility to make same day and international payments. In Small Business, over 35% of customers were registered to use the Online Banking system at the end of December 2001.

Operating costs fell 1% compared to 2000. Strategic investment costs were maintained at £98m (2000 £97m) and were focused towards the development of new customer value propositions and improving efficiency. Operating costs included the £36m (2000 £32m) total operating costs of BarclaysB2B and £9m of costs of Banco Barclays e Galicia SA which was consolidated as a subsidiary from 1st January 2001, having been previously reported as an associated undertaking.

Provisions increased, as expected, to £210m (2000 £120m) from relatively low levels in 2000. This reflected weaker economic conditions especially in the manufacturing sectors.

Business Banking operating profit in 2000 increased from 1999 by £91m or 9% to £1,102m. This was the result of a strong growth in net interest income and a 1% reduction in costs reflecting the contribution of lower head count and the sale of Dial (the contract hire business) in June 2000.

Barclays Africa

Financial performance

	2001 £m	2000 £m	1999 £m
Net interest income	**180**	181	144
Net fees and commissions	**130**	126	101
Other operating income	**6**	7	11
Operating income	**316**	314	256
Operating costs	**(158)**	(157)	(142)
Provision for bad and doubtful debts	**(25)**	(47)	(11)
Operating profit	**133**	110	103
Restructuring costs	**(7)**	(16)	(12)
Profit before tax and exceptional items	**126**	94	91

Operating profit increased £23m (21%) to £133m (2000 £110m), primarily as a result of a £22m reduction in the net provision charge to £25m (2000 £47m).

Net interest income was at a similar level to last year. Total average customer lending balances increased 3% to £1.3bn. Total average customer deposit balances increased £67m (3%), to £2.2bn. Margins decreased due to increased competitive pressures.

Net fees and commissions increased 3% to £130m (2000 £126m) through increased activity levels following the introduction of new personal product offerings.

Operating costs increased 1% to £158m (2000 £157m) including costs to establish new branch operations in Tanzania.

Operating profit increased in 2000 by £7m (7%) to £110m. Provisions increased to £47m (1999 £11m), partly reflecting the difficult political and economic situations experienced during 2000 in Kenya and Zimbabwe.

Barclays Capital

Financial performance

	2001 £m	2000 £m	1999 £m
Net interest income	682	512	473
Dealing profits	1,006	680	554
Net fees and commissions	405	474	294
Other operating income	53	39	40
Operating income	2,146	1,705	1,361
Operating costs	(1,322)	(1,064)	(868)
Provisions for bad and doubtful debts	(139)	(66)	(68)
Operating profit	685	575	425
Restructuring costs	(23)	(2)	(1)
Profit before tax and exceptional items	662	573	424

Barclays Capital continued to grow operating profits and fund significant investment during the year while improving the cost income ratio to 61.6% (2000 62.4%). The proportion of revenues derived from outside the UK continued to increase and overall has grown by 11% to 50%.

Operating profit increased 19% (£110m) to £685m (2000 £575m) with both the Rates and Credit businesses performing well. Operating income growth of 26% reflects increased volumes of transactions for customers and good market conditions.

Net interest income increased 33% to £682m (2000 £512m). The growth in net interest income was mainly in money markets, which benefited from a favourable interest rate environment, and in structured capital markets. Corporate lending continues to be tightly managed, with an overall decline in the credit portfolio of 7% to £14bn.

Dealing profits rose 48% to £1,006m (2000 £680m). The strong performance was underpinned by increased customer business, with client transaction volumes increasing by 77% and improved contributions from the US and Europe. Growth was broadly spread across a range of markets and products, with major increases in government bonds, foreign exchange, interest rate derivatives and debt capital markets.

The growth in operating profits was achieved with a 3% lower average daily value at risk (DVaR) 2001: £16.9m (2000 £17.5m). The reduction in market risk levels reflects the continued focus on risk management and the benefit of the portfolio effect which arises from conducting a broader span of activities.

Net fees and commissions fell 15% to £405m (2000 £474m) mainly due to lower financing volumes in syndicated loans. Primary bond fees increased compared to 2000 but were offset by lower primary loan fees in line with the fall in market volumes. Barclays Capital maintained its leading position in the European syndicated loan markets. Net fees and commissions include £61m (2000 £81m) internal fees for structured capital markets activities.

Operating costs rose 24% to £1,322m (2000 £1,064m) largely due to variable revenue related costs increasing in line with performance. Business as usual costs grew 7% as a result of a 16% rise in headcount and higher trading volumes. Staff costs were maintained at 52% of total operating income less provisions (2000 50%). There was increased strategic investment costs mainly in respect of product, client coverage and distribution capabilities. The results of the expanded business include an increased proportion of variable revenue related costs giving greater flexibility for the future.

Provisions increased to £139m (2000 £66m). There was an increase in new and increased provisions in the US, primarily relating to a small number of large loans. Increased levels of releases and recoveries were also experienced in the second half of 2001.

The 2000 operating profit of £575m, compared to an operating profit of £425m in 1999, was a result of a continued strong performance across the Rates and Credit businesses despite difficult market conditions in the second half of 2000.

Barclays Global Investors

Financial performance

	2001 £m	2000 £m	1999 £m
Net interest income	5	6	9
Net fees and commissions	505	435	318
Other operating income	(1)	(1)	1
Operating income	509	440	328
Operating costs	(437)	(381)	(282)
Loss from associated undertakings	(1)	–	(1)
Operating profit before tax and exceptional items	71	59	45

Operating profit increased 20% to £71m (2000 £59m) in a year of significantly lower stock market levels. The diversity of revenue mix has sustained growth in profits during this year's economic downturn and difficult market environment.

Net fees and commissions increased £70m (16%) to £505m (2000 £435m). The increase was driven by a large increase in performance fees as a result of strong active product performance, increased securities lending revenues as a result of increases in stock lending volumes and spreads, and by higher transition fees due to increased business in client portfolio restructuring. Management fees remained at a similar level as revenues from net new sales and cross-sales were offset by the impact of significantly lower market levels.

Operating costs increased £56m (15%) to £437m (2000 £381m), primarily reflecting higher performance related staff costs.

Total assets under management fell 4% to £530bn (2000 £550bn). This was the net result of increases of £42bn attributable to net new business, £15bn due to exchange rate translation movements and a reduction of £77bn attributable to adverse market movements. Assets under management consisted of £438bn of indexed funds and £92bn under advanced active management. Included in the above is £38bn (2000 £41bn) of assets held in insurance vehicles.

During 2001 BGI launched 40 Exchange Traded Funds (ETFs) globally bringing total ETFs to 104 at 31st December 2001 with assets of £14.8bn. BGI have received awards for its web capabilities reflecting its progress in developing Internet-based client service, transaction and reporting capabilities.

Operating profit in 2000 increased by 31%, or £14m, reflecting growth in fees and commissions, up 37%. Total costs increased by 35% as a result of increases in business as usual costs, reflecting growth in business volumes, and increases in strategic investment and revenue related costs, reflecting increases in performance related remuneration.

Other operations

Financial performance

	2001 £m	2000 £m	1999 £m
Property costs	**15**	28	(4)
Central services	**(38)**	(26)	5
Management of Group capital (a)	**7**	15	(28)
Operating (loss)/profit	**(16)**	17	(27)
Restructuring costs	**(52)**	(44)	(77)
Loss before tax and exceptional items	**(68)**	(27)	(104)

Note
(a) Management of Group capital is after charging £61m (2000 £81m, 1999 £55m) internal fees for structured capital market activities arranged by Barclays Capital.

Within Property costs, the reduced property surplus in 2001 includes decreased disposal activity. The increased deficit in Central services reflects additional investment in core technology and operational infrastructure.

The decreased surplus in Management of Group capital is attributable to reduced credits arising in centrally managed transition businesses partially offset by lower internal fees.

Compared to 1999, the property costs surplus in 2000 reflected increased profit on disposal of properties and increased costs recharged to the Group businesses. The Central services deficit reflected increased investment in e-commerce and other infrastructure technology. The 2000 surplus reported in Management of Group Capital was attributable to credits arising in transition businesses that are managed centrally.

Head office functions

Financial performance

	2001 £m	2000 £m	1999 £m
Operating costs	**(69)**	(47)	(29)
Restructuring costs	**(5)**	(11)	(5)
Total	**(74)**	(58)	(34)

The increase in operating costs reflects expenditure on Group initiatives, the cost of which is held centrally.

Results by nature of income and expense

In the tables below, statutory basis refers to the presentation of the Group's results in the statutory profit and loss account on page 88. In order to facilitate the comparison of results in 2001 to those in 2000, pro forma comparatives have been prepared for 2000, based on the assumption that the acquisition of Woolwich plc and the disposal of certain other businesses had taken place on 1st January 2000. In addition, income and cost totals are shown excluding, where appropriate, Woolwich fair value adjustments and costs associated with the integration of Woolwich plc, the restructuring charge relating to staff displacement and related costs and goodwill amortisation to assist in the analysis of the ongoing business performance.


Net interest income
Interest payable

Net interest income

	2001 £m	2000 £m	1999 £m
Interest receivable	**13,458**	11,788	9,320
Interest payable	**(7,354)**	(6,635)	(4,696)
Profit on redemption/ repurchase of loan capital	**–**	2	3
Statutory basis	**6,104**	5,155	4,627
Excluding Woolwich fair value adjustments	**6,139**	5,162	4,627
Pro forma	**6,139**	5,542	N/A

Net interest income increased by 18% in 2001 to £6,104m. On a pro forma basis, net interest income increased 11% (£597m), with strong growth in Barclaycard and Barclays Capital.

Personal Financial Services net interest income increased by 5% to £1,142m. This was driven by strong growth in deposit balances and by continued growth in consumer lending balances.

On a pro forma basis, Woolwich net interest income remained stable at £851m, despite highly competitive market conditions. The contribution from lending activities improved and compensated for a reduction in retail deposit income, where margin pressure was particularly intense during the year.

Barclays Private Clients net interest income increased by 6% to £839m as average lending volumes increased by 16% and average deposits, primarily from UK affluent clients, increased by 6%. The benefit was partially offset by margin compression in deposits, due to reduced interest rates.

Barclaycard's net interest income increased by 20% to £820m. This was mainly as a result of good growth in average UK extended credit balances which rose 9%, and improved cardholder rate management coupled with lower interest rates.

Business Banking net interest income rose 6% to £1,591m reflecting increased lending and deposit balances partly offset by a slight reduction in the overall margin. Average customer lending balances increased 9%, and average customer deposit balances increased 6%.

Barclays Capital net interest income increased 33% to £682m. The growth in net interest income was mainly in money markets, which benefited from a favourable interest rate environment, and in structured capital markets.

Overall banking margins were 2.98% compared with 3.11% in 2000. The adverse impact on the margin of the acquisition of Woolwich plc was mitigated in part by the benefit of a gain on closure of a surplus hedge following the acquisition of Woolwich plc. Increased margins in Barclaycard in part offset margin pressure in Personal Financial Services, Barclays Private Clients and Business Banking.

The benefit of free funds fell 0.06% to 0.45%. The fall in short term market rates increased the contribution to the net margin from the central management of Group interest rate exposure to 0.11% from 0.05%. The overall benefit of free funds on a hedged basis was flat at 0.56% (2000 0.56%) as the increase in the effective rate of the hedge was offset by a reduction in the proportion of free funds to interest earning assets.

Compared to 1999, 2000 net interest income increased by 11% to £5,155m from £4,627m. Adjusted for the impact of the acquisition of Woolwich plc (including interest forgone on the cash element of the acquisition cost), loss of interest income arising from the share repurchases and business disposals, underlying net interest income also increased by 11%.

Prevailing average interest rates

	2001 %	2000 %	1999 %
UK:			
Barclays Bank PLC base rate	**5.12**	5.96	5.35
London Inter-Bank Offered Rate (LIBOR):			
three month sterling	**5.04**	6.10	5.54
three month eurodollar	**3.78**	6.47	5.37
United States prime rate	**6.92**	9.24	7.99

Average interest earning assets and liabilities – banking business

	2001 £m	2000 £m	1999 £m
Average interest earning assets:			
Group	**205,017**	166,200	136,267
Domestic	**141,087**	104,845	87,407
International	**63,930**	61,355	48,860
Average interest bearing liabilities:			
Group	**182,435**	147,367	118,496
Domestic	**121,878**	89,130	73,850
International	**60,557**	58,237	44,646

Yields, spreads and margins – banking business

	2001 %	2000 %	1999 %
Gross yield (a)			
Group	**6.56**	7.09	6.84
Domestic	**7.10**	7.90	7.66
International	**5.38**	5.71	5.38
Interest spread (b)			
Group	**2.53**	2.60	2.88
Domestic	**3.24**	3.54	3.89
International	**1.01**	1.01	1.10
Interest margin (c)			
Group	**2.98**	3.11	3.40
Domestic	**3.77**	4.19	4.47
International	**1.24**	1.25	1.47

Notes
(a) Gross yield is the interest rate earned on average interest earning assets.

(b) Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.

(c) Interest margin is net interest income as a percentage of average interest earning assets.

Domestic business is conducted primarily in sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, international business is transacted in the UK by Barclays Capital, mainly with customers domiciled outside the UK.

The yields, spreads and margins shown above have been computed on this basis, which generally reflects the domicile of the borrower. They exclude profits and losses on the redemption and repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

The net interest income and average balances of the trading business are shown separately on the average balance sheet on pages 26 and 27.

Net fees and commissions

	2001 £m	2000 £m	1999 £m
Fees and commissions receivable	**4,223**	3,689	3,207
Less: fees and commissions payable	**(465)**	(320)	(275)
Statutory basis	**3,758**	3,369	2,932
Pro forma	**3,758**	3,597	N/A

Net fees and commissions increased by 12% to £3,758m.

On a pro forma basis, the increase was 4% with strong performances in Personal Financial Services, Barclaycard and BGI which were partially offset by reductions in Barclays Private Clients and Barclays Capital.

Personal Financial Services net fees and commissions increased by 8% to £525m mainly as a result of additional current account and overdraft lending activity, and higher income from fee-based Additions accounts.

Woolwich net fees and commissions of £301m were at a similar level to 2000, on a pro forma basis. Income from IFA operations increased by 17% to £89m, and fees were assisted by good volumes in mortgage related activities. Income from other business areas including unit trusts and life assurance reduced, mainly as a result of stock market volatility.

Barclays Private Clients net fees and commissions decreased by 1% to £576m primarily due to lower fund management and brokerage fees. Barclays Stockbrokers maintained its leading position in the UK retail market.

Barclaycard net fees and commissions increased by 11% to £581m, principally as a result of replacing UK annual account fees with fees based on account behaviour.

Business Banking net fees and commissions increased 6% to £833m. Lending related fee growth was driven by good activity levels in the large business market and by a strong fee income performance from Sales Financing. UK money transmission income fell, with higher volumes offset by lower fee levels as a result of strong competitive pressures. Foreign exchange related income increased strongly as a result of higher turnover.

In Barclays Capital, net fees and commissions fell 15% to £405m mainly due to lower financing volumes in syndicated loans. Primary bond fees increased compared to 2000 but were offset by lower primary loan fees in line with the fall in market volumes. Barclays Capital maintained its leading position in the European syndicated loan markets.

Barclays Global Investors net fees and commissions increased £70m, or 16%, to £505m. The increase was driven by a large increase in performance fees, as a result of strong active product performance, increased securities lending revenues, and higher transition fees due to increased business in client portfolio restructuring. Management fees remained at a similar level, as revenues from net new client sales and cross-sales were offset by the impact of significantly lower market levels.

Personal Financial Services, Barclays Private Clients and Business Banking fees and commissions include £129m (2000 £120m) in aggregate in respect of foreign exchange income on customer transactions with Barclays Capital.

In 2000, net fees and commissions increased by 15% to £3,369m (1999 £2,932m), reflecting strong growth in Barclays Global Investors and Barclays Capital and good performances in the other businesses.

Dealing Profits

	2001 £m	2000 £m	1999 £m
Rates related business	**823**	635	397
Credit related business	**188**	42	159
Statutory basis	**1,011**	677	556

Almost all of the Group's dealing profits arise in Barclays Capital.

Dealing profits rose 49% to £1,011m (2000 £677m). The strong performance was underpinned by increased customer business in Barclays Capital, with client transaction volumes increasing by 77% and improved contributions from the US and Europe. Growth was broadly spread across a range of markets and products, with major increases in government bonds, foreign exchange, interest rate derivatives and debt capital markets.

The growth in dealing profits was achieved with a 3% lower average daily value at risk (DVaR) 2001: £16.9m (2000 £17.5m). The reduction in market risk levels reflects the continued focus on risk management.

Total foreign exchange income for 2001 was £525m (2000 £388m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned by Personal Financial Services, Woolwich, Barclays Private Clients, Barclaycard, Business Banking, Barclays Africa and Barclays Global Investors on customer transactions, both externally and with Barclays Capital, is reported in those business units within fees and commissions.


Non interest income
556
1,011

Other operating Income

	2001 £m	2000 £m	1999 £m
Dividend income from equity shares	**8**	14	12
Profits on disposal of investment securities	**37**	45	41
Income from the long-term assurance business	**172**	171	44
Property rentals	**30**	22	27
Premium income on insurance underwriting	**158**	126	102
Other income	**47**	19	32
Statutory basis	**452**	397	258
Pro forma	**452**	432	N/A

Other operating income increased by 14% to £452m. On a pro forma basis, the increase was 5%.

Income from the long term assurance business was £172m (including £24m from Woolwich Life) compared with £171m (including £5m from Woolwich Life) in 2000. This income was restricted by lower stock market levels (£73m), and was partly offset by one-off benefits of £45m as a result of the Legal & General strategic alliance. In August 2001, the Group ceased to market its own life and pension products (and from that date the costs of the regulated sales force and field sales managers were no longer charged to the funds). Income from the sale of Legal & General products after that date is included in fees and commissions.

The result of the long term assurance business is after charging costs of £105m (2000 £146m) borne directly in the funds.

The unutilised amount of the redress provision in Barclays Life for customers who may have been mis-sold a personal pension is £47m at 31st December 2001 (2000 £80m). 8% of the cases originally identified for review remain to be settled.

Premium income on insurance underwriting increased to £158m (2000 £126m) predominantly benefiting from improved volumes relating to consumer lending and credit card borrowings.

In 2000 other operating income was £139m higher than in 1999 due to increased income from the long term assurance business.

Administrative expenses – staff costs

	2001 £m	2000 £m	1999 £m
Salaries and accrued incentive payments	3,149	2,655	2,467
Social security costs	243	178	190
Pension costs	(17)	(31)	38
Post-retirement health care	–	1	15
Other staff costs	339	416	347
Statutory basis	3,714	3,219	3,057
Included above:			
Woolwich integration costs	(24)	(1)	–
Restructuring charge	(114)	(171)	(192)
Woolwich fair value adjustments	2	–	–
Excluding Woolwich integration costs, Woolwich fair value adjustments and restructuring charges	3,578	3,047	2,865
Pro forma	3,578	3,189	N/A

Staff numbers

	2001	2000	1999
Personal Financial Services (a)	24,900	23,400	25,400
Woolwich (b)	7,300	7,200	800
Barclays Private Clients (c)	11,000	10,800	10,900
Barclaycard	4,200	4,000	3,800
Business Banking	9,700	9,500	12,000
Barclays Africa (d)	8,000	8,000	7,700
Barclays Capital	5,700	4,900	4,700
Barclays Global Investors	2,100	2,100	1,700
Other operations	5,300	5,900	7,300
Head office functions	400	400	500
Staff numbers (period end) (e)	78,600	76,200	74,800

Notes

(a) Includes 1,000 regulated salesforce and field sales managers and 100 administrative staff whose costs, following the strategic alliance with Legal & General, from 1st August 2001 are included in administrative expenses – staff costs. Previously, the costs were borne within the long term assurance fund. In 2000, the total related number of staff (1,000 regulated salesforce and field sales managers and 200 administrative staff) are excluded from the comparatives above. (31st December 1999 1,000 regulated salesforce and field sales managers and 300 administrative staff).

(b) Includes Woolwich plc staff from 2000 only.

(c) Excludes 500 administrative staff (31st December 2000 900, 31st December 1999 1,000) whose costs are borne within the long term assurance fund.

(d) Includes 900 staff on contracts previously not reported within permanent headcount. Comparatives have been restated accordingly.

(e) Staff numbers are on a full time equivalent basis and do not include temporary and agency staff of 4,600 (31st December 2000 4,800, 31st December 1999 3,600) whose costs are included in staff costs.

Of the 78,600 staff at 31st December 2001 (31st December 2000 76,200), 60,400 (31st December 2000 58,200) (including 1,200 (31st December 2000 1,200) in the Channel Islands and Isle of Man) were based in the UK, 4,200 (31st December 2000 4,400) in other EU countries, 2,600 (31st December 2000 2,700) in the United States and 11,400 (31st December 2000 10,900) in the Rest of the world.


Staff numbers

Staff costs

Staff costs, excluding the restructuring charge and integration costs arising from the acquisition of Woolwich plc, increased on a pro forma basis by 12% (£389m) to £3,578m.

Salaries and accrued incentive payments rose by £494m. The rise largely reflects increased performance related payments and the cost of building new capability in Barclays Capital. Salaries and accrued incentive payments also include the cost of the Performance Incentive Plan (PIP) which was launched in 2001. The PIP combines the previous bonus and profit sharing schemes into a single bonus scheme. In addition, staff costs in 2001 included £31m relating to the regulated sales force and field sales managers whose costs from 1st August 2001 were included in staff costs following the formation of the strategic alliance with Legal & General.

Staff numbers overall rose by 2,400 in the year, of which 1,100 is attributable to the inclusion of the UK regulated sales force and field sales managers and related administrative staff.

Pension costs include a credit of £72m (2000 £74m) in respect of the Group's main UK schemes.

The reduction in other staff costs reflects lower levels of job reductions compared to 2000.

In addition to the 2,500 staff who have left the Group in 2001 under the 2000 and 2001 restructuring programmes, there are 1,800 staff where the notice process was underway at 31st December 2001. The business groups impacted are primarily Barclays Private Clients, Personal Financial Services and Business Banking.

New jobs were created in most areas of the business with increases in Barclays Capital, in line with the strategic plans for business growth, in customer facing roles in Woolwich and Personal Financial Services, and in Business Banking.

In 2000, staff costs rose 5% to £3,219m. Salaries and accrued incentive payments rose by 8% largely reflecting increased performance related payments in Barclays Capital and Barclays Global Investors. Excluding performance related payments, salary costs across the Group were flat compared with 1999.

Administrative expenses – other

	2001 £m	2000 £m	1999 £m
Property and equipment expenses			
Hire of equipment	16	20	21
Property rentals	183	157	218
Other property and equipment expenses	775	641	613
	974	818	852
Other administrative expenses			
Stationery, postage and telephones	318	261	236
Advertising and market promotion	212	221	190
Travel, accommodation and entertainment	143	123	117
Subscriptions and publications	83	65	58
Securities clearing and other operational expenses	36	26	20
Sundry losses, provisions and write-offs	141	115	78
Statutory and regulatory audit and accountancy fees	7	7	6
Consultancy fees	133	158	121
Professional fees	130	99	88
Other expenses	126	74	41
Statutory basis	2,303	1,967	1,807
Included above:			
Woolwich Integration costs	(65)	(6)	–
Restructuring charge	(57)	(61)	(152)
Excluding Woolwich integration costs and restructuring charges	2,181	1,900	1,655
Pro forma	2,181	2,135	N/A

Administrative expenses increased by £336m to £2,303m. On a pro forma basis, the increase was 2% (£46m) to £2,181m.

The increase in administrative expenses is mainly attributable to higher levels of business and increased strategic investment.

In 2000, Administrative expenses increased by 9% to £1,967m with advertising and market promotion expenditure returning to pre 1999-levels and volume related increases.

Depreciation and amortisation

	2001 £m	2000 £m	1999 £m
Property depreciation	105	85	93
Equipment depreciation	194	166	170
Loss on sale of equipment	9	4	4
	308	255	267
Goodwill amortisation			
– Woolwich plc	206	38	–
– other	23	13	13
Statutory basis	537	306	280
Included above:			
Goodwill amortisation	(229)	(51)	(13)
Woolwich fair value adjustments	–	1	–
Excluding goodwill amortisation and Woolwich fair value adjustments	308	256	267
Pro forma	308	294	N/A

The increase in goodwill amortisation – other relates to the Group's Brazilian operation, Banco Barclays e Galicia SA, which has been accounted for as a subsidiary from 1st January 2001.

The acquisition of Woolwich plc resulted in goodwill of £4,121m with an estimated economic life of 20 years. The annual charge is therefore £206m for a full year.

In 2000, goodwill amortisation of £38m was charged relating to the acquisition of Woolwich plc, representing the period from 25th October 2000 to 31st December 2000.

Provisions for bad and doubtful debts

	2001 £m	2000 £m	1999 £m
Specific charge	1,165	777	635
General (release)/charge	(16)	40	(14)
Statutory basis	1,149	817	621
Pro forma	1,149	850	N/A

The net provision charge rose 41% (£332m) to £1,149m. On a pro forma basis, the increase in the net provision charge was 35%. New and increased specific provisions increased by 47% (£459m) to £1,440m while releases and recoveries of £275m were £71m higher. During the year there was a £40m reclassification from general provision to specific provision in Personal Finance Services based on the introduction of a statistical methodology enabling earlier recognition of specific impairment. This is reflected as a new and increased specific provision and a release of general provision.

Business Banking and Barclays Capital accounted for 55% of growth in provisions (on a pro forma basis). The current deterioration in economic conditions in the corporate sector, where there are smaller numbers of larger value lendings, has resulted in greater volatility in provisions in this sector. In the personal sector, Barclaycard provisions reflected the continued high levels of new customer recruitment, and in the rest of the sector, provisions growth was primarily as a result of increased lending volumes. There was an increase in new and increased provisions in the US, primarily relating to a small number of large loans. Increased levels of releases and recoveries were experienced by Business Banking and Barclays Capital in the second half of 2001.

The net provision charge for the period as a percentage of average banking loans and advances was 0.73% compared with 0.67% in 2000. Provision coverage of total potential credit risk lendings decreased slightly to 52.9% compared with 54.5% at 31st December 2000.

In 2000, the net provisions charge rose 32% to £817m. The increase in the net specific credit risk charge reflected both an increase in new and increased provisions and a reduction in releases and recoveries.

Provisions for contingent liabilities and commitments

	2001 £m	2000 £m	1999 £m
Statutory basis	1	(1)	1

Loss from joint ventures and associated undertakings

	2001 £m	2000 £m	1999 £m
Loss from joint ventures	(1)	(1)	(1)
Loss from associated undertakings	(8)	(7)	(13)
Statutory basis	(9)	(8)	(14)

The loss from associated undertakings in 2001 is attributable to start up costs of new ventures in Business Banking.

The loss from associated undertakings in 2000 and 1999 largely arose from the Group's then associated undertaking Banco Barclays e Galicia SA.

Loss on sale or restructuring of BZW

	2001 £m	2000 £m	1999 £m
Statutory basis	–	–	(30)

(Loss)/profit on disposal of other Group undertakings

	2001 £m	2000 £m	1999 £m
Statutory basis	(4)	214	(108)

The loss on disposal of other Group undertakings represents losses of £19m offset by gains of £15m.

In 2000, the profit on disposal of other Group undertakings includes a £186m profit on the sale of Dial in June 2000 and £18m profit on the sale of Barclays Property Investment Management in October 2000.

The loss on disposal of other Group undertakings in 1999 includes a £117m loss (after £138m charge for goodwill which had been previously written off to reserves) on the sale of Merck Finck in March 1999.

Tax

The overall tax charge is explained in the following table:

	2001 £m	2000 £m	1999 £m
Tax charge at average UK corporation tax rate of 30% (2000 30%, 1999 30.25%)	1,082	1,049	743
Prior year adjustments	34	9	(44)
Effect of change in non-allowable general provisions	(11)	24	4
Effect of non-allowable property write-downs and depreciation	17	6	7
Net effect of differing tax rates overseas	(65)	(43)	(34)
Net effect of overseas losses not available for relief in the UK	(17)	(5)	–
Other non-allowable expenses	(21)	16	9
Gains covered by capital losses brought forward	(49)	(53)	–
Goodwill	67	11	–
Other items	(27)	(70)	(41)
Overall tax charge	1,010	944	644
Effective tax rate %	28.0	27.0	26.2

The increase in the effective rate to 28.0% from 27.0% in 2000 reflects the increased charge relating to the amortisation of goodwill from the acquisition of Woolwich plc offset by the benefit of lower overseas tax rates and the use of Capital Gains Tax losses.

Restructuring charge

Total restructuring charge of £171m primarily relates to other operations (£52m), Business Banking (£31m), Barclays Private Clients (£29m) and Barclays Capital (£23m). Expenditure of £91m was incurred during the year against the provisions raised as at 31st December 2000 and £86m in respect of the 2001 programme. Accrued provision at 31st December 2001 amounted to £130m (31st December 2000 £132m).

In 2000 the Group incurred a restructuring charge of £232m (1999 £344m).

Total assets and liabilities


Total assets and weighted risk assets

The Group's balance sheet grew £40bn, or 13%, in the year to £357bn. This compared to a 24% increase in 2000. Weighted risk assets rose by 8% to £159bn.

Within Business Banking, assets grew by 7% to £44bn in the year, with weighted risk assets increasing by 5% in the same period. Growth has been predominantly in lending to larger business customers.

Barclays Capital assets increased by 20% to £202bn during 2001, predominantly as a result of growth in the Rates businesses. There was an increase of £15bn in the balance of reverse repos and stock-lending assets, driven mainly by the prime brokerage business where collateralised customer inventory financing positions continued to grow. In addition, there were increases in the holdings of debt securities of £10bn. Total weighted risk assets increased by only 15% to £53bn, reflecting the relatively low weightings associated with government securities and reverse repos.

In the year, Woolwich total assets grew by 4% to £58bn, and weighted risk assets rose by 5% to £30bn. UK mortgage outstandings grew by 9% to £52bn.

Barclays Private Clients total assets of £13.7bn were 3% above the £13.4bn at the end of 2000.

Within Barclaycard, total assets fell by £0.5bn in the year to £9.3bn. Weighted risk assets reduced by 2% to £9.4bn. The reduction reflected lower consumer lending balances.

Within Personal Financial Services, total assets grew by 10% to £7.2bn. Weighted risk assets were 9% higher at £6.1bn due to growth in both current account overdrafts and consumer lending.

Repo transactions

Under a repo (sale and repurchasing agreement), an asset is sold to a counterparty with a commitment to repurchase it at a future date at an agreed price. The Group engages in repos and also in reverse repos, which are the same transaction in the opposite direction, the Group buying an asset with a fixed commitment to resell. The Group aims to earn spread and trading income from these activities as well as funding its own holdings of securities.

The following amounts were included in the balance sheet for repos and reverse repos and are reported on a net basis where permitted:

	2001 £m	2000 £m	1999 £m
Reverse repos (assets)			
Loans and advances to banks	**32,042**	25,595	26,040
Loans and advances to customers	**29,731**	20,758	19,910
	61,773	46,353	45,950
Repos (liabilities)			
Deposits by banks	**25,048**	16,275	16,631
Customer accounts	**16,204**	17,053	17,422
	41,252	33,328	34,053

The average and maximum amount of reverse repos for 2001 were £95,849m and £119,942m (2000 £48,952m and £60,356m, 1999 £35,495m and £47,468m) respectively. The average and maximum amount of repos for 2001 were £88,311m and £116,458m (2000 £40,462m and £52,163m, 1999 £29,671m and £39,099m) respectively.

Average balance sheet and net interest income (year ended 31st December)

	2001			2000			1999		
	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets									
Treasury bills and other eligible bills:									
in offices in the UK	3,952	189	4.8	4,491	146	3.3	3,697	175	4.7
in offices outside the UK	1,114	89	8.0	844	88	10.4	898	90	10.0
Loans and advances to banks:									
in offices in the UK	7,615	346	4.5	6,579	355	5.4	7,762	361	4.7
in offices outside the UK	5,827	265	4.5	6,361	397	6.2	8,224	442	5.4
Loans and advances to customers:									
in offices in the UK	116,279	8,406	7.2	83,651	6,810	8.1	68,752	5,549	8.1
in offices outside the UK	23,573	1,498	6.4	20,693	1,298	6.3	16,154	893	5.5
Lease receivables:									
in offices in the UK	4,384	245	5.6	4,683	316	6.7	5,059	346	6.8
in offices outside the UK	226	18	8.0	366	39	10.6	537	67	12.5
Debt securities:									
in offices in the UK	36,858	2,069	5.6	26,973	1,630	6.0	15,256	851	5.6
in offices outside the UK	5,189	333	6.4	11,559	709	6.1	9,928	546	5.5
Average assets of banking business	205,017	13,458	6.6	166,200	11,788	7.1	136,267	9,320	6.8
Average assets of trading business	132,904	5,436	4.1	98,156	4,808	4.9	67,278	3,655	5.4
Total average interest earning assets	337,921	18,894	5.6	264,356	16,596	6.3	203,545	12,975	6.4
Provisions	(2,513)			(2,115)			(1,955)		
Non-interest earning assets	48,825			43,125			42,526		
Total average assets and interest income	384,233	18,894	4.9	305,366	16,596	5.4	244,116	12,975	5.3
Percentage of total average assets in offices outside the UK	27.5			31.4			31.0		
Average interest earning assets and net interest income:									
Banking business	205,017	6,108	3.0	166,200	5,161	3.1	136,267	4,630	3.4
Trading business	132,904	(388)	(0.3)	98,156	(216)	(0.2)	67,278	(31)	–
Discount rate adjustment on provisions		(4)	–		(8)	–		(6)	–
Profit on redemption/repurchase of loan capital		–	–		2	–		3	–
Total average interest earning assets and net interest income	337,921	5,716	1.7	264,356	4,939	1.9	203,545	4,596	2.3
Total average interest earning assets related to:									
Interest income		18,894	5.6		16,596	6.3		12,975	6.4
Interest expense		(13,174)	(3.9)		(11,651)	(4.4)		(8,376)	(4.1)
Discount rate adjustment on provisions		(4)	–		(8)	–		(6)	–
Profit on redemption/repurchase of loan capital		–	–		2	–		3	–
		5,716	1.7		4,939	1.9		4,596	2.3

Average balance sheet and net interest income (year ended 31st December)

	2001			2000			1999		
	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Liabilities and shareholders' funds									
Deposits by banks:									
in offices in the UK	27,547	1,144	4.2	21,465	932	4.3	14,210	479	3.4
in offices outside the UK	10,548	366	3.5	13,736	545	4.0	11,506	460	4.0
Customer accounts – *demand deposits:*									
in offices in the UK	14,646	209	1.4	13,302	220	1.7	12,786	168	1.3
in offices outside the UK	1,734	37	2.1	1,707	50	2.9	1,827	35	1.9
Customer accounts – *savings deposits:*									
in offices in the UK	37,341	1,153	3.1	27,349	1,005	3.7	24,517	772	3.1
in offices outside the UK	1,297	50	3.9	1,312	62	4.7	1,307	55	4.2
Customer accounts – *other time deposits – retail:*									
in offices in the UK	38,521	1,906	4.9	28,639	1,634	5.7	23,998	1,231	5.1
in offices outside the UK	5,611	251	4.5	5,785	316	5.5	5,076	234	4.6
Customer accounts – *other time deposits – wholesale:*									
in offices in the UK	31,474	1,315	4.2	22,596	1,165	5.2	19,555	848	4.3
in offices outside the UK	7,240	340	4.7	10,005	553	5.5	6,067	306	5.0
Debt securities in issue:									
in offices in the UK	30,378	1,546	5.1	19,904	1,057	5.3	15,656	777	5.0
in offices outside the UK	11,083	522	4.7	7,279	457	6.3	7,130	379	5.3
Dated and undated loan capital and other subordinated liabilities *principally in offices in the UK*	7,495	464	6.2	4,643	335	7.2	4,092	263	6.4
Internal funding of trading business	(42,480)	(1,953)	(4.6)	(30,355)	(1,704)	(5.6)	(29,231)	(1,317)	(4.5)
Average liabilities of banking business	182,435	7,350	4.0	147,367	6,627	4.5	118,496	4,690	4.0
Average liabilities of trading business	134,609	5,824	4.3	98,297	5,024	5.1	71,535	3,686	5.2
Total average interest bearing liabilities	317,044	13,174	4.2	245,664	11,651	4.7	190,031	8,376	4.4
Interest free customer deposits:									
in offices in the UK	10,282			9,468			8,677		
in offices outside the UK	2,151			1,858			1,597		
Other non-interest bearing liabilities	38,891			37,637			35,190		
Minority and other interests and shareholders' funds	15,865			10,739			8,621		
Total average liabilities, shareholders' funds and interest expense	384,233	13,174	3.4	305,366	11,651	3.8	244,116	8,376	3.4
Percentage of total average non-capital liabilities in offices outside the UK	26.5			30.5			30.3		

Notes

(a) Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

(b) Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

(c) The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.

Changes in net interest income – volume and rate analysis

The following table allocates changes in net interest income between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

		2001/2000 Change due to increase/(decrease) in:			2000/1999 Change due to increase/(decrease) in:	
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable						
Treasury bills and other eligible bills:						
in offices in the UK	43	(19)	62	(29)	33	(62)
in offices outside the UK	1	24	(23)	(2)	(6)	4
	44	5	39	(31)	27	(58)
Loans and advances to banks:						
in offices in the UK	(9)	52	(61)	(6)	(59)	53
in offices outside the UK	(132)	(31)	(101)	(45)	(110)	65
	(141)	21	(162)	(51)	(169)	118
Loans and advances to customers:						
in offices in the UK	1,596	2,425	(829)	1,261	1,213	48
in offices outside the UK	200	183	17	405	274	131
	1,796	2,608	(812)	1,666	1,487	179
Lease receivables:						
in offices in the UK	(71)	(19)	(52)	(30)	(25)	(5)
in offices outside the UK	(21)	(13)	(8)	(28)	(19)	(9)
	(92)	(32)	(60)	(58)	(44)	(14)
Debt securities:						
in offices in the UK	439	562	(123)	779	703	76
in offices outside the UK	(376)	(407)	31	163	96	67
	63	155	(92)	942	799	143
Total banking business interest receivable:						
in offices in the UK	1,998	3,001	(1,003)	1,975	1,865	110
in offices outside the UK	(328)	(244)	(84)	493	235	258
	1,670	2,757	(1,087)	2,468	2,100	368
Total trading business interest receivable	628	1,511	(883)	1,153	1,542	(389)
Total interest receivable	2,298	4,268	(1,970)	3,621	3,642	(21)

Changes in net interest income – volume and rate analysis

	2001/2000 Change due to increase/(decrease) in:			2000/1999 Change due to increase/(decrease) in:		
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest payable						
Deposits by banks:						
in offices in the UK	212	254	(42)	453	290	163
in offices outside the UK	(179)	(116)	(63)	85	89	(4)
	33	138	(105)	538	379	159
Customer accounts – demand deposits:						
in offices in the UK	(11)	21	(32)	52	7	45
in offices outside the UK	(13)	1	(14)	15	(2)	17
	(24)	22	(46)	67	5	62
Customer accounts – savings deposits:						
in offices in the UK	148	326	(178)	233	95	138
in offices outside the UK	(12)	(1)	(11)	7	–	7
	136	325	(189)	240	95	145
Customer accounts – other time deposits – retail:						
in offices in the UK	272	510	(238)	403	256	147
in offices outside the UK	(65)	(9)	(56)	82	35	47
	207	501	(294)	485	291	194
Customer accounts – other time deposits – wholesale:						
in offices in the UK	150	399	(249)	317	143	174
in offices outside the UK	(213)	(138)	(75)	247	215	32
	(63)	261	(324)	564	358	206
Debt securities in issue:						
in offices in the UK	489	535	(46)	280	223	57
in offices outside the UK	65	198	(133)	78	8	70
	554	733	(179)	358	231	127
Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	129	182	(53)	72	38	34
Internal funding of trading businesses	(249)	(596)	347	(387)	(52)	(335)
Total banking business interest payable:						
in offices in the UK	1,140	1,631	(491)	1,423	1,000	423
in offices outside the UK	(417)	(65)	(352)	514	345	169
	723	1,566	(843)	1,937	1,345	592
Total trading business interest payable	800	1,655	(855)	1,338	1,368	(30)
Total interest payable	1,523	3,221	(1,698)	3,275	2,713	562
Movement in net interest income						
Increase/(decrease) in interest receivable	2,298	4,268	(1,970)	3,621	3,642	(21)
(Increase)/decrease in interest payable	(1,523)	(3,221)	1,698	(3,275)	(2,713)	(562)
	775	1,047	(272)	346	929	(583)
Movement in write-down of leases	–			–		
Movement in profit on redemption/repurchase of loan capital	(2)			(1)		
Movement in discount rate adjustment on provisions	4			(2)		
	777			343		

Capital resources

The Group continues to manage actively both its debt and equity capital. Total capital resources increased in the year by £3,472m.

	2001 £m	2000 £m	1999 £m
Barclays PLC Group			
Shareholders' funds	**14,508**	13,187	8,483
Minority & other interests	**2,006**	1,600	352
	16,514	14,787	8,835
Undated loan capital	**3,182**	2,672	1,749
Dated loan capital	**4,933**	3,698	2,848
Total capital resources	**24,629**	21,157	13,432

	2001 £m	2000 £m	1999 £m
Barclays Bank PLC Group			
Shareholders' funds	**16,380**	14,679	8,753
Minority interests	**134**	108	82
	16,514	14,787	8,835
Undated loan capital	**3,182**	2,672	1,749
Dated loan capital	**4,933**	3,698	2,848
Total capital resources	**24,629**	21,157	13,432

Shareholders' funds increased by £1,321m mainly due to profit retentions.

The increase in minority and other interests reflects the issue by Barclays Bank PLC of US$750m (£520m) 7.375% Step-up Callable Perpetual Reserve Capital Instruments on 5th June 2001. This was offset in part by redemption of the outstanding Series D1 and D2 Non-cumulative Dollar denominated Preference shares at an aggregate cost of US$213m (£148m).

Loan capital rose by £1,745m, primarily reflecting raisings of £2,499m offset by repayments of £715m.

Capital ratios

Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and European Community Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes.

These techniques include the risk asset ratio calculation, which the FSA regards as a key supervisory tool. The FSA sets ratio requirements for individual banks in the UK at or above the internationally agreed minimum of 8%. The ratio calculation involves the application of designated risk weightings to reflect an estimate of credit, market and other risks associated with broad categories of transactions and counterparties.

Regulatory guidelines define three 'tiers' of capital resources. Tier 1 ('core') capital, comprising mainly shareholders' funds and including Reserve Capital Instruments (included in minority and other interests in Barclays PLC Group and within shareholders' funds in Barclays Bank PLC Group) is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, general provisions for bad and doubtful debts and fixed asset revaluation reserves. Tier 2 capital can be used to support both trading and banking activities. Tier 3 capital comprises short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital.

The following table analyses capital resources at 31st December 2001, as defined for regulatory purposes:

Capital adequacy data

	2001		2000	
	Barclays PLC Group £m	Barclays Bank PLC Group £m	Barclays PLC Group £m	Barclays Bank PLC Group £m
Tier 1				
Shareholders' funds (as defined for regulatory purposes)	**10,373**	**12,240**	8,878	10,370
Minority interests in tier 1	**2,070**	**203**	1,669	177
Total tier 1 capital	**12,443**	**12,443**	10,547	10,547

	2001 £m	2000 £m
Tier 2		
Fixed asset revaluation reserves	**31**	36
Minority interests in Tier 2	**8**	4
Qualifying undated and dated loan capital (a)	**7,613**	5,819
	7,652	5,859
General allowances for bad and doubtful debts	**745**	760
Total tier 2 capital	**8,397**	6,619
Tier 3		
Short-term subordinated loans	**392**	331
Total tier 3 capital	**392**	331
Gross capital resources	**21,232**	17,497
Less: supervisory deductions (b)	**(1,333)**	(1,312)
Total net capital resources	**19,899**	16,185

Notes

(a) Dated and undated subordinated debt is included in tier 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.

(b) Includes £921m (2000 £820m) of shareholders' interest in the retail life-fund.


Capital ratios
12.5
7.8
2001

	2001		2000	
	Barclays PLC Group %	Barclays Bank PLC Group %	Barclays PLC Group %	Barclays Bank PLC Group %
Capital ratios				
Tier 1 ratio	**7.8**	**7.8**	7.2	7.2
Risk asset ratio	**12.5**	**12.5**	11.0	11.0

	£m	£m
Weighted risk assets		
Banking book		
on-balance sheet	**120,113**	112,633
off-balance sheet	**20,368**	18,413
associated undertakings	**499**	783
Total banking book	**140,980**	131,829
Trading book		
market risks	**7,801**	6,440
counterparty and settlement risks	**10,092**	8,771
Total trading book	**17,893**	15,211
Total weighted risk assets	**158,873**	147,040

Deposits

	Average: year ended 31st December		
	2001 £m	2000 £m	1999 £m
Deposits by banks			
Offices in the UK	**27,547**	21,465	14,210
Offices outside the UK:			
Other European Union	**3,313**	3,996	5,025
United States	**2,667**	4,618	3,816
Rest of the World	**4,568**	5,122	2,665
	38,095	35,201	25,716
Customer accounts			
Offices in the UK	**132,264**	101,354	89,533
Offices outside the UK:			
Other European Union	**5,231**	5,050	4,991
United States	**3,550**	5,201	2,515
Rest of the World	**9,252**	10,416	8,368
	150,297	122,021	105,407

Average deposits (excluding trading balances) are analysed by type in the average balance sheet on page 27 and are based on the location of the office in which the deposits are recorded.

'Demand deposits' in offices in the UK are mainly current accounts with credit balances, obtained through the UK branch network.

'Savings deposits' in offices in the UK are also obtained through, and administered by, the UK branch network. Interest rates are varied from time to time in response to competitive conditions. These deposits are not drawn against by cheque or similar instrument.

'Other time deposits – retail' in offices in the UK are interest bearing and also are not drawn against by cheque or similar instrument. They are generally distinguished from savings deposits by having fixed maturity requirements and from wholesale deposits by being collected, in the main, through the UK branch network.

'Other time deposits – wholesale' in offices in the UK are obtained through the London money market and are booked mainly within the Group's money market operations. These deposits are of fixed maturity and bear interest rates which relate to the London inter-bank money market rates.

'Other time deposits' includes commercial paper and inter-bank funds.

Although the types of deposit products offered through offices located outside the UK are broadly similar to those described above, they are tailored to meet the specific requirements of local markets.

Short-term borrowings

Short-term borrowings include Deposits by banks as reported in 'Deposits'.

Deposits by banks (excluding trading business)

	2001 £m	2000 £m	1999 £m
Year-end balance	**45,837**	32,445	26,915
Average balance	**38,095**	35,201	25,716
Maximum balance	**53,621**	45,923	35,384
Average interest rate during year	**4.0%**	4.2%	3.7%
Year-end interest rate	**3.3%**	4.5%	3.8%

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2001 £m	2000 £m	1999 £m
Year-end balance	**3,268**	2,209	1,082
Average balance	**2,669**	2,001	857
Maximum balance	**4,419**	3,668	2,131
Average interest rate during year	**3.0%**	6.6%	5.2%
Year-end interest rate	**2.0%**	6.4%	5.3%

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the UK and US, generally in denominations of not less than $100,000.

	2001 £m	2000 £m	1999 £m
Year-end balance	**28,258**	22,413	19,496
Average balance	**30,209**	20,918	19,781
Maximum balance	**37,686**	29,125	26,118
Average interest rate during year	**4.7%**	5.2%	5.0%
Year-end interest rate	**3.0%**	6.3%	5.3%

Securities

The following table analyses the book value and valuation of securities.

	2001 Book value £m	2001 Valuation £m	2000 Book value £m	2000 Valuation £m	1999 Book value £m	1999 Valuation £m
Investment securities						
Debt securities:						
UK government	**1,500**	**1,499**	1,496	1,571	1,666	1,664
other government	**15,152**	**15,330**	12,117	12,378	9,315	9,340
other public bodies	**1,144**	**1,150**	1,194	1,193	69	71
other issuers	**13,248**	**13,265**	14,913	14,929	9,741	9,748
Equity shares	**194**	**215**	244	295	179	206
	31,238	**31,459**	29,964	30,366	20,970	21,029
Other securities						
Debt securities:						
UK government	**1,284**	**1,284**	845	845	1,278	1,278
other government	**15,659**	**15,659**	15,555	15,555	7,031	7,031
other public bodies	**1,091**	**1,091**	1,280	1,280	503	503
bank and building society certificates of deposit	**15,376**	**15,376**	13,837	13,837	18,005	18,005
other issuers	**14,470**	**14,470**	9,533	9,533	6,311	6,311
Equity shares	**2,924**	**2,924**	3,818	3,818	5,425	5,425
	82,042	**82,263**	74,832	75,234	59,523	59,582

Investment debt securities include government securities held as part of the Group's treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities. Investment securities are valued at cost, adjusted for the amortisation of premiums or discounts to redemption, less any provision for diminution in value.

Other securities comprise dealing securities and short-term certificates of deposit and are principally valued at market value.

Bank and building society certificates of deposit are freely negotiable and have original maturities of up to 5 years, but are typically held for shorter periods.

A further analysis of the book value and valuation of securities is given in notes 19 and 20 to the accounts.

In addition to UK government securities shown above, at 31st December 2001 and 2000 the Group held the following government securities which exceeded 10% of shareholders' funds:

	2001 Book value £m	2001 Valuation £m	2000 Book value £m	2000 Valuation £m
Japanese government securities	**6,012**	**6,014**	5,584	5,586
Italian government securities	**6,068**	**6,122**	5,266	5,382
German government securities	**5,880**	**5,889**	2,838	2,838
US government securities	**4,849**	**4,846**	6,429	6,426
French government securities	**1,546**	**1,580**	1,963	1,968

Maturities and weighted average yield of investment debt securities

	Maturing within one year: Amount £m	Maturing within one year: Yield %	Maturing after one but within five years: Amount £m	Maturing after one but within five years: Yield %	Maturing after five but within ten years: Amount £m	Maturing after five but within ten years: Yield %	Maturing after ten years: Amount £m	Maturing after ten years: Yield %	Total Amount £m	Total Yield %
Government	3,617	4.9	9,996	5.4	2,582	3.4	457	6.7	16,652	5.0
Other public bodies	254	4.5	604	3.8	286	3.1	–	–	1,144	3.8
Other issuers	5,268	6.2	6,839	4.4	1,048	4.0	93	7.5	13,248	5.1
Total book value	9,139	5.7	17,439	5.0	3,916	3.5	550	6.8	31,044	5.0
Total valuation	9,177		17,541		3,977		549		31,244	

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2001 by the book value of securities held at that date. Yields on certain US securities, which are exempt from tax, have been calculated using interest income adjusted to reflect a taxable equivalent basic.

Risk management and control – overview

Barclays aims to employ superior risk practices to optimise financial performance and value.

Risk governance
Barclays manages a variety of risks in the ordinary course of business. These risks are identified, measured and monitored through various control mechanisms across the Group, in a manner consistent with the requirements of the 'Internal control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales.

Barclays approach to risk management, governance and control continues to evolve to reflect current best practice, risk management research and recognition of new risks. However, risk management and internal control processes can only manage and not eliminate all risks. The objective is to provide reasonable, but not absolute, assurance against material misstatement or loss.

Barclays believes that the Group's governance framework has continued to be enhanced during 2001. The current governance framework within the Group is being developed based on the following four principles:

Shareholder value based
» Internal controls should focus on risks that could prevent the Group achieving its business objectives and the desired shareholder value added.

» Responsibility for internal controls must be clearly defined and documented.

Embedded in the culture
» The culture of the Group should reflect the risk appetite approved by the Board at all levels in the organisation.

» Training should be given to staff to ensure that risks can be regularly monitored and that corrective action can be taken in a timely manner.

Assurance
» Risk management systems should be able to provide management with assurance that risks are being managed appropriately and the system of internal controls over risk systems is adequate and effective.

Board review
» The Board should undertake an annual review of the effectiveness of the risk management processes and systems of internal control.

» The Group's risk profile should be reviewed on a regular basis.

Responsibilities for risk management and control
The responsibilities for risk management and control in the current governance framework rests with the:

» Board for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness;

» Group Chief Executive and the Group Executive Committee for managing risk; and

» Group Governance and Control Committee for monitoring the Group's assurance process and the risk governance framework to ensure that it is complete and effective.

These responsibilities are managed through:

» The Group's management committees. The main committees and their current principal risk management and control responsibilities are shown in the structure chart on the following page. The committees' roles have been reviewed and updated during 2001 in order to enhance the risk governance framework.

» Business and regional governance and control committees. These committees report to the Group Governance and Control Committee. They are responsible for ensuring that business risk governance and control frameworks have been established in each business in a manner that is consistent with the Group's risk governance and control framework. They also review and assess the completeness and effectiveness of, and compliance with, internal controls within each business.

» Group Risk and other Group functions.

Risk management organisation
Against a background of a rapidly changing business environment, Barclays believes that its risk organisation needs to be capable of adapting quickly to new product and business structures. During 2001, Barclays continued to develop its integrated risk organisation, both to remain flexible in the face of changing business needs and to support the Value Based Management principles of the Group.

A key feature of the integrated risk management organisation is that it brings together both business risk functions and specialist risk teams.

Risk management in the businesses is the responsibility of the Business Risk Directors (BRDs), who have a functional reporting line to the Group Risk Director. The key role of Business Risk Directors is to assist the businesses to maximise value by:

» Performing high quality risk analysis.
» Ensuring that risks are properly controlled.
» Evaluating economic trade-offs between risks.
» Designing cost-effective ways of mitigating and transferring risks.
» Generating alternative risk strategies.

Specialist risk teams report to the Group Risk Director. Their role is to :

» Measure and control aggregate risk.
» Set high level policies and standards within the overall risk governance framework.
» Perform research, development and quality assurance.
» Provide analytical support to businesses.

The following risks are managed in the risk management organisation:

- Credit risk.
- Market risk.
- Treasury asset and liability management (including liquidity risk management, interest rate exposure, foreign exchange exposure, management of foreign currency investments and hedging).
- Operational and other risks (including Compliance, Legal and Tax risk management).

These risks are analysed further in subsequent sections of the Financial Review.

Committees involved in risk management and control


BOARD COMMITTEES
Board
Board Risk Committee
» Approves the Group risk governance framework and principles.
» Approves risk management standards.
» Approves overall Group risk appetite.
» Reviews the Group risk profile.
Board Audit Committee
» Reviews the effectiveness of risk management standards.
» Reviews reports on control issues of Group level significance.
MANAGEMENT COMMITTEES
Group Chief Executive
Group Executive Committee
» Monitors and manages risk adjusted performance of strategic business units.
» Approves economic capital allocations.
Group Governance and Control Committee
» Ensures the establishment, implementation, completeness and effectiveness of the Group risk governance and control framework.
» Monitors compliance with the risk governance framework.
» Approves all Group-level risk policies and ensures that they are consistent with risk management standards.
» Reviews report of the management assurance process over adequacy and effectiveness of internal controls.
Group Treasury Committee
» Recommends policy/controls for liquidity, maturity transformation and structural interest rate exposure to Group Governance and Control Committee.
» Monitors the Group's liquidity and maturity mismatch.
» Monitors usage of economic capital.
Group Operating Committee
» Recommends Group operational policies and controls for shared infrastructure to the Group Governance and Control Committee.
Group Risk Oversight Committee
» Reviews stress tests for all risk types and portfolio concentrations.
» Approves risk limits, guidelines and triggers based on the approved risk appetite and risk governance framework.
» Escalates to Group Governance and Control Committee potential material changes to and completeness of the risk control framework.
Group Risk Technical Committee
» Approves risk measurement and economic capital methodologies.
» Approves the quality assurance framework for risk models.
Group Credit Committee
» Sanctions large credit exposures.
» Approves revisions to country grades.

Credit risk management

Credit risk arises because the Group's customers, clients or counterparties may not be willing or able to fulfil their contractual obligations. This type of risk may be divided into a number of different categories including primary, trading and settlement risks.

In relation to its management of credit risk, the Group Credit Risk Unit (GCRU) has day-to-day responsibility for monitoring compliance with Group policies. GCRU also reviews portfolio management and risk concentration issues, including country exposure, sector exposure, product risks and credit grading. GCRU is headed by the Group Credit Risk Director and reports to the Group Risk Director.

Risk measurement
The Group uses risk tendency (expected credit losses) to assist in portfolio management decisions, such as:

» Setting exposure limits to any single counterparty or borrower.

» Establishing the desired aggregate exposure levels to individual sectors.

» Determining pricing policy.

» Setting the level of the general provision for loan losses.

Risk tendency is calculated based on internal ratings, severity and exposure in event of default.

Internal ratings correspond to a probability of a customer defaulting within a 12 months period. A comparison of Barclays internal rating, the associated expected probability of default (PD) and the equivalent credit rating agency ratings are shown in the table below:

Severity is the expected provision if a loan defaults calculated as a percentage of the exposure in the event of default.

Exposure in event of default represents the expected exposure outstanding when default occurs. This is usually based on anticipated utilisation of agreed facilities at default.

Exposure in event of default for derivative instruments represents the potential cost to replace contracts with a positive value if counterparties failed to perform their obligations. This cost is monitored on an ongoing basis.

Risk control
The Group Credit Committee is responsible for sanctioning large credit exposures to all customers and counterparties arising from lending, trading activities, derivative instruments and settlement risks.

The Group Credit Committee is supported by business line focused risk management departments (RMDs) either in or responsible to each of the SBU's. Each RMD ensures that the SBU adheres to Group Risk Management Standards and Polices for credit risk analysis and sanctioning. The SBUs' credit risk positions are reviewed and challenged by the GCRU on a regular basis.

The majority of the Group's personal and corporate credit exposures are sanctioned and reviewed according to a hierarchy of credit exposure discretions, whereby credit risk teams, overseas country offices and specialist lending departments are allocated discretionary limits. Local management are sub-allocated different levels of discretionary limits, which vary according to their skills, experience, seniority and the quality of the borrower as measured by the credit grading structure. A similar hierarchy exists for monitoring and provisioning purposes.

Credit risk within Barclaycard is controlled by their RMD. Policy relating to exposures is set by this department and implemented by the Customer Management Teams. Within Customer Management, advisors are allocated discretionary limits, according to their grade and experience. Any lending decision falling outside policy may only be sanctioned after reference to their RMD.

Barclays Internal Rating	Probability of Default (PD)			S&P Equivalent Rating	Moody's Equivalent Rating
	Minimum	Maximum	Mid Point		
1.2	0.02%	0.04%	0.025%	AAA/AA+/AA	Aaa/Aa/A1
1.5	0.05%	0.09%	0.075%	AA-/A+	A2
1.8	0.10%	0.14%	0.125%	A/A-	A3
2.1	0.15%	0.19%	0.175%	BBB+	Baa1
2.5	0.20%	0.24%	0.225%	BBB+	Baa1
2.8	0.25%	0.29%	0.275%	BBB	Baa2
3	0.30%	0.59%	0.450%	BBB/BBB-	Baa2/Baa3
4	0.60%	1.19%	0.900%	BB+/BB/BB-	Ba1/Ba2
5	1.20%	2.49%	1.850%	B+/B	Ba3
6	2.50%	4.99%	3.750%	B-	B1
7	5.00%	9.99%	7.500%	CCC-	B2/B3
8	10.00%+	–	15.000%	CC/C	Caa/Ca/C

Barclays Capital has relatively few, but usually larger, credit exposures. They also have significant credit exposures arising from money market, foreign exchange, derivatives, securities dealing and other similar products. These trading activities, which include the use of on- and off-balance sheet instruments, result in credit risk. The majority are referred to the Group Credit Committee or are sanctioned within Barclays Capital's risk management department in London or in its office in New York. Smaller credit exposures, are sanctioned and controlled by specialist departments and individual Barclays Capital business units under a hierarchy of credit exposure discretions.

Since Barclays Global Investors passes credit risk arising from investment transactions to its investor clients, it is excluded from this structure. However, the procedures for assessing such credit risk are similar to those undertaken elsewhere in the Group and fall under the overall supervision of the Group Governance and Control Committee.

Environmental Risk Management Unit, part of the credit risk management function, aims to protect the Group from material environmental costs. These costs may be direct (lender liability) or indirect (environmental issues that may impact on the viability of our borrowing customers). Potential reputational costs are also addressed. These would arise through the Group's association with companies or projects that may be perceived to be environmentally damaging.

Group Treasury is responsible for the monitoring and regulatory reporting of intra-group exposures under the EC Large Exposures Directive.

Risk mitigation

As the credit markets develop, Barclays is expanding the mechanisms used to manage credit risk, e.g. by the use of credit derivatives and securitisations. The primary objective is to reduce the uncertainty of returns from the credit portfolio. There will be greater opportunities to use these techniques as the credit markets develop. The cost of these transactions is generally treated as a deduction from the related category of income with any benefits being reflected in reduced credit risk provisions and reduced volatility of earnings.

The Group enters into master agreements with counter-parties whenever possible and obtains collateral where this is appropriate. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will be terminated and all amounts outstanding will be settled on a net basis.

Concentrations of credit risk, which arise through the Group's trading and non-trading activities, are presented in note 66 to the accounts.

Analysis of loans and advances

The following sections analyse loans and advances to banks and customers. The geographical analyses of the banking business are based on the location of the office from which the lendings are made. The trading business, which is international in nature, primarily constitutes settlement and reverse repo balances and has not been analysed geographically. This business is largely carried out in the UK and the United States.

Loans and advances to banks

The majority of loans and advances to banks are placings, amounting to £39,528m at 31st December 2001 (2000 £32,659m,1999 £36,080m) and includes reverse repo transactions. Also included are loans to banks and building societies, balances with central banks (excluding those balances which can be withdrawn on demand), inter-bank settlement accounts and federal funds sold.

Loans and advances to banks

	2001 £m	2000 £m	1999 £m
Banking business:			
UK	**7,116**	3,345	6,307
Other European Union	**2,278**	2,042	2,173
United States	**930**	2,056	2,118
Rest of the World	**1,924**	2,153	2,497
Total banking business	**12,248**	9,596	13,095
Total trading business	**35,693**	27,345	26,555
	47,941	36,941	39,650

The amounts shown are before the deduction of attributable provisions and interest in suspense.

Maturity analysis of loans and advances to banks

At 31st December 2001	On demand £m	Not more than three months £m	Over three months but not more than one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
Banking business:						
UK	723	1,244	1,302	3,766	81	7,116
Other European Union	535	1,397	59	49	238	2,278
United States	12	342	489	87	–	930
Rest of the World	490	1,202	230	2	–	1,924
Total banking business	1,760	4,185	2,080	3,904	319	12,248
Total trading business	2,357	31,808	1,517	11	–	35,693
	4,117	35,993	3,597	3,915	319	47,941

At 31st December 2000	On demand £m	Not more than three months £m	Over three months but not more than one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
Banking business:						
UK	392	1,463	985	398	107	3,345
Other European Union	248	1,526	63	151	54	2,042
United States	26	880	874	276	–	2,056
Rest of the World	318	1,414	417	4	–	2,153
Total banking business	984	5,283	2,339	829	161	9,596
Total trading business	1,110	22,607	3,628	–	–	27,345
	2,094	27,890	5,967	829	161	36,941

Interest rate sensitivity of loans and advances to banks

At 31st December 2001	Fixed rate £m	Variable rate £m	Total £m
Banking business:			
UK	3,450	3,666	7,116
Other European Union	1,772	506	2,278
United States	905	25	930
Rest of the World	1,575	349	1,924
Total banking business	7,702	4,546	12,248
Total trading business	21,274	14,419	35,693
	28,976	18,965	47,941

Loans and advances to customers

The Group provides lending facilities to corporate and personal customers in the form of loans, overdrafts and finance lease receivables. The amounts shown below are before deduction of attributable provisions and interest in suspense.


Maturity analysis of loans and advances to customers*


Geographic analysis of loans and advances to customers*

Maturity analysis of loans and advances to customers

At 31st December 2001	On demand (a) £m	Not more than three months £m	Over three months but not more than one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
Banking business:						
UK						
Corporate lending	8,335	6,344	7,165	11,522	9,588	42,954
Other lending from UK offices (b)	2,533	6,447	6,559	10,155	55,606	81,300
Total UK	10,868	12,791	13,724	21,677	65,194	124,254
Other European Union	1,251	2,475	1,550	2,277	3,155	10,708
United States	–	1,237	1,541	2,348	1,488	6,614
Rest of the World	1,089	1,820	2,670	823	1,014	7,416
Total banking business	13,208	18,323	19,485	27,125	70,851	148,992
Total trading business	1,977	29,733	2,398	132	–	34,240
	15,185	48,056	21,883	27,257	70,851	183,232

At 31st December 2000	On demand (a) £m	Not more than three months £m	Over three months but not more than one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
Banking business:						
UK						
Corporate lending	8,041	5,768	4,281	13,374	8,887	40,351
Other lending from UK offices (b)	2,545	5,928	6,153	10,141	50,196	74,963
Total UK	10,586	11,696	10,434	23,515	59,083	115,314
Other European Union	920	1,789	1,485	2,749	3,260	10,203
United States	23	716	1,387	2,223	2,027	6,376
Rest of the World	658	2,783	3,932	771	806	8,950
Total banking business	12,187	16,984	17,238	29,258	65,176	140,843
Total trading business	846	21,560	792	–	–	23,198
	13,033	38,544	18,030	29,258	65,176	164,041

Notes
(a) Overdrafts are included in the 'on demand' category.

(b) Other lending from UK offices includes finance lease receivables.

Interest rate sensitivity of loans and advances to customers

At 31st December 2001	Fixed rate £m	Variable rate £m	Total £m
Banking business:			
UK	35,599	88,655	124,254
Other European Union	3,977	6,731	10,708
United States	1,418	5,196	6,614
Rest of the World	4,380	3,036	7,416
Total banking business	45,374	103,618	148,992
Total trading business	16,180	18,060	34,240
	61,554	121,678	183,232


Loans and advances to customers in offices in the UK – banking business*
Other personal
Property
Transport
Home loans

Loans and advances to customers in offices in the UK – banking business

At 31st December	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Financial institutions	**5,616**	4,215	4,118	1,839	2,258
Agriculture, forestry and fishing	**1,626**	1,689	1,693	1,612	1,726
Manufacturing	**6,766**	7,573	6,954	6,840	5,556
Construction	**1,779**	1,666	1,331	1,227	1,046
Property	**5,600**	5,130	3,689	3,205	2,927
Energy and water	**1,153**	1,120	613	668	586
Wholesale and retail distribution and leisure	**7,571**	7,531	6,455	6,778	5,895
Transport	**1,894**	1,353	1,270	1,164	875
Postal and communication	**368**	180	345	261	86
Business and other services	**10,581**	9,894	8,415	7,549	6,425
Home loans	**50,945**	47,235	18,316	16,580	15,937
Other personal	**19,678**	18,200	15,673	14,376	12,403
Overseas customers	**6,472**	5,024	4,711	3,056	3,421
	120,049	110,810	73,583	65,155	59,141
Finance lease receivables	**4,205**	4,504	5,094	5,279	5,635
	124,254	115,314	78,677	70,434	64,776

Loans and advances to customers in offices in other European Union countries – banking business

At 31st December	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Financial institutions	**500**	436	178	220	215
Agriculture, forestry and fishing	**240**	303	223	109	19
Manufacturing	**1,317**	1,420	1,322	975	964
Construction	**298**	261	193	148	164
Property	**241**	182	144	182	237
Energy and water	**282**	372	145	114	114
Wholesale and retail distribution and leisure	**283**	140	207	323	378
Transport	**318**	172	119	133	184
Postal and communication	**185**	83	37	9	11
Business and other services	**1,679**	1,284	918	1,433	980
Home loans	**3,871**	4,436	1,029	932	670
Other personal	**661**	582	505	500	352
Overseas customers	**685**	381	462	358	304
	10,560	10,052	5,482	5,436	4,592
Finance lease receivables	**148**	151	494	503	485
	10,708	10,203	5,976	5,939	5,077

Loans and advances to customers in offices in the United States – banking business

At 31st December	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Financial institutions	**1,053**	616	320	527	350
Agriculture, forestry and fishing	**–**	–	1	1	1
Manufacturing	**1,553**	1,123	727	592	325
Construction	**24**	–	–	12	5
Property	**21**	30	69	80	195
Energy and water	**1,567**	1,440	1,168	645	647
Wholesale and retail distribution and leisure	**160**	214	138	323	76
Transport	**931**	580	356	53	98
Postal and communication	**66**	88	166	383	240
Business and other services	**901**	2,174	1,000	1,471	1,138
Home loans	**–**	1	1	1	3
Other personal	**267**	6	58	7	25
Overseas customers	**23**	56	–	27	15
	6,566	6,328	4,004	4,122	3,118
Finance lease receivables	**48**	48	44	42	44
	6,614	6,376	4,048	4,164	3,162

Loans and advances to customers in offices in the Rest of the World – banking business

At 31st December	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Loans and advances	**7,384**	8,920	8,316	2,883	2,980
Finance lease receivables	**32**	30	28	28	29
	7,416	8,950	8,344	2,911	3,009

Total loans and advances to customers

At 31st December	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Banking business	**148,992**	140,843	97,045	83,448	76,024
Trading business	**34,240**	23,198	21,562	13,611	25,712
	183,232	164,041	118,607	97,059	101,736

Total loans and advances to customers
Barclays lendings are widely dispersed over customer categories within the UK, the main area of operation, and are also well spread geographically outside the UK. No one concentration of lendings, with the exception of home loans and other personal lendings in the UK, accounts for more than 10% of total Group lendings. Other than the UK, the United States is the only country to account for 10% or more of total Group lendings.

In the geographical analyses of lendings shown on pages 41 and 66, overseas customers are customers resident outside the country in which the lending business is based.

In addition to the lendings categorised as postal and communications in the UK and other geographical areas, exposure to the telecommunications sector is also included in overseas customers. Total loans and advances worldwide to this sector at 31st December 2001 amounted to £1.7bn (31st December 2000 £1.5bn).

Loans and advances in offices in the UK
Loans and advances within banking business activities increased by 8% to £124,254m (2000 growth of 47%). There was continued growth in unsecured personal lending and credit card advances, with the mortgage business continuing to benefit from a relatively strong housing market. Growth in non-personal lending included a 33% increase to Financial institutions (to £5,616m). Other growth in corporate lending was concentrated in larger middle market customers.

Loans and advances in offices in other European Union countries
Loans and advances within banking business activities increased by 5% to £10,708m. Increases across the region, of which a significant element related to mortgage lending, were partially offset by the sale of Banque Woolwich SA.

Loans and advances in offices in the United States and the Rest of the World
Business loans and advances in the United States grew by 4%. Rest of the world lendings were 17% lower than in 2000, with the reduction primarily arising in Japan.

Exposure to countries subject to International Monetary Fund (IMF) liquidity support programmes
Amounts outstanding, net of provisions, and commitments to counterparties in countries which make significant use of IMF liquidity support programmes were as follows:

At 31st December	2001 £bn	2000 £bn	1999 £bn
Europe			
Turkey	0.2	*	*
Asia			
Indonesia	0.1	0.1	0.1
South Korea	*	0.2	0.4
Thailand	*	0.1	0.1
	0.1	0.4	0.6
Latin America			
Argentina	0.3	0.9	*
Brazil	0.7	*	0.8
Mexico	*	*	0.9
	1.3	1.3	2.3

*Did not make significant use of IMF Liquidity support programmes at the end of the period.

The total was broken down as follows:

	2001 £bn	2000 £bn	1999 £bn
Banks	0.7	0.8	1.3
Governments/sovereigns	0.1	0.1	0.4
Corporates & project financings	0.5	0.4	0.6
	1.3	1.3	2.3

Provisions for bad and doubtful debts

Barclays policy is to provide for losses in the lending book when it is considered that recovery is doubtful. The provision is made up of two factors, a specific provision and a general provision. Risk managers continuously review the quality of their exposures based on their knowledge of the counterparty, industry trends and country of operation.

Specific provisions
Specific provisions are raised for:

» Individual counterparties when the Bank considers that the credit-worthiness of a borrower has undergone deterioration such that the recovery of the whole or part of an outstanding advance is in serious doubt.

» Homogeneous portfolios of lending where statistical models permit. These statistical models are consistent with the Group's policy of raising provision when recovery is doubtful. These provisions are raised in parts of Personal Financial Services, Woolwich, Barclays Private Clients, Barclaycard and Business Banking.

General provisions
General provisions reflect losses that, although not specifically identified, are known from experience to be present in a lending portfolio at the balance sheet date.

These provisions are adjusted at least half yearly by an appropriate charge or release of general provisions based on a statistical model. The accuracy of this model is periodically assessed against actual losses.

The general provision also takes into account the economic climate in the market in which the Group operates and the level of security held in relation to each portfolio.

Statistical models
Internal ratings are used to assess the credit quality of borrowers. Each internal rating corresponds to a probability of default (PD), which is the statistical probability of a customer defaulting within a 12 month period expressed as a percentage, i.e. the number of defaults per hundred customers of a similar type.

Default is deemed to be the event characterised by the failure of a counterparty to pay interest and/or principal on an obligation as and when it falls due. The PD is calculated by using manual or computer driven score-sheets validated by an analysis of the Group's own historic data. This internal rating can be derived from different sources depending upon the borrower, e.g. internal model or credit rating agency.

Where models are used they are based upon current customer personal and financial performance information as a predictor of future performance. The models are reviewed regularly to monitor their robustness relative to actual performance and amended as necessary to optimise their effectiveness.

Treatment of interest on provided debt
If the collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account. Although interest continues to be charged to the customer's account, the suspense account in the balance sheet is netted against the relevant loan. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up-to-date and future payments are reasonably assured. If the collection of interest is considered remote, interest is no longer applied.

Treatment of collateral assets acquired in exchange for advances
Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the original advance updated as at the date of the exchange. Any subsequent impairment is accounted for as a specific provision.


Provision charge analysis
568
2001 H2

Analysis of provisions for bad and doubtful debts

	As at 31st December				
	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Specific provision*					
UK	**1,605**	1,343	1,083	937	801
Other European Union	**89**	112	131	220	253
United States	**89**	20	23	23	27
Rest of the World	**188**	118	74	35	41
Total specific provision	**1,971**	1,593	1,311	1,215	1,122
General provision	**745**	760	672	728	728
	2,716	2,353	1,983	1,943	1,850
Average loans and advances for the year (excluding trading business)	**157,904**	122,333	106,488	101,338	96,656
(including trading business)	**223,221**	176,938	147,139	145,749	136,581

*The geographic analysis of provisions is based on location of office.


Provision stock
2,342
1,374
728
1,122
728
1,215
760
1,593
745
1,971

Ratios

	As at 31st December				
	2001 %	2000 %	1999 %	1998 %	1997 %
Provisions at end of year as a percentage of loans and advances at end of year (excluding trading business):					
Specific provision	**1.22**	1.06	1.19	1.17	1.14
General provision	**0.46**	0.51	0.61	0.70	0.75
	1.68	1.57	1.80	1.87	1.89
Provisions at end of year as a percentage of loans and advances at end of year (including trading business):					
Specific provision	**0.85**	0.79	0.83	0.90	0.81
General provision	**0.32**	0.38	0.42	0.54	0.52
	1.17	1.17	1.25	1.44	1.33

Ratios

	Year ended 31st December				
	2001 %	2000 %	1999 %	1998 %	1997 %
Provisions charge as a percentage of average loans and advances for the year (excluding trading business):					
Specific provisions	**0.74**	0.64	0.60	0.49	0.25
General provisions	**(0.01)**	0.03	(0.02)	–	(0.02)
	0.73	0.67	0.58	0.49	0.23
Amounts written off (net of recoveries)	**0.53**	0.47	0.52	0.40	0.47
Provisions charge as a percentage of average loans and advances for the year (including trading business):					
Specific provisions	**0.52**	0.44	0.43	0.34	0.18
General provisions	**0.00**	0.02	(0.01)	–	(0.02)
	0.52	0.46	0.42	0.34	0.16
Amounts written off (net of recoveries)	**0.37**	0.32	0.38	0.28	0.33

Movements in provisions for bad and doubtful debts

	Year ended 31st December				
	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Provision at beginning of year	**2,353**	1,983	1,943	1,850	2,130
Acquisitions and disposals	**46**	119	(10)	–	(14)
Exchange and other adjustments	**(1)**	4	(13)	6	(38)
Amounts written off:					
UK	**(814)**	(595)	(546)	(520)	(450)
Other European Union	**(36)**	(45)	(44)	(45)	(94)
United States	**(94)**	(26)	(40)	(7)	(23)
Rest of the World	**(29)**	(17)	(21)	(9)	(14)
	(973)	(683)	(651)	(581)	(581)
Recoveries (analysed below)	**142**	113	93	176	126
Sub total	**1,567**	1,536	1,362	1,451	1,623
Provisions charged against profit					
New and increased specific provisions:					
UK	**1,157**	843	768	753	541
Other European Union	**35**	35	27	32	51
United States	**173**	27	45	11	12
Rest of the World	**75**	76	47	23	28
	1,440	981	887	819	632
Releases of specific provisions:					
UK	**(87)**	(55)	(115)	(96)	(174)
Other European Union	**(10)**	(17)	(22)	(32)	(36)
United States	**(10)**	(6)	(7)	(8)	(34)
Rest of the World	**(26)**	(13)	(15)	(15)	(15)
	(133)	(91)	(159)	(151)	(259)
Recoveries:					
UK	**(106)**	(100)	(85)	(156)	(111)
Other European Union	**(5)**	(6)	(4)	(4)	(6)
United States	**(27)**	(4)	(4)	(13)	(4)
Rest of the World	**(4)**	(3)	–	(3)	(5)
	(142)	(113)	(93)	(176)	(126)
Net specific provisions charge	**1,165**	777	635	492	247
General provision charge/(release)*	**(16)**	40	(14)	–	(20)
Net charge to profit	**1,149**	817	621	492	227
Provisions at end of year	**2,716**	2,353	1,983	1,943	1,850

* An analysis of the movement in general provisions is shown in note 18 to the accounts.

The geographic analysis of provisions is based on location of office.

Provisions for bad and doubtful debts

	Net specific provision for the year					Specific provisions at 31st December				
	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
UK:										
Banks and other financial institutions	**(2)**	7	10	11	(3)	**5**	7	9	14	5
Agriculture, forestry and fishing	**6**	6	4	(5)	–	**13**	11	7	4	5
Manufacturing	**62**	8	4	15	25	**49**	43	48	41	51
Construction	**12**	7	4	(7)	5	**6**	8	7	10	26
Property	**3**	1	(5)	(20)	(66)	**8**	8	8	12	29
Energy and water	**1**	8	–	–	3	**10**	8	2	2	2
Wholesale and retail distribution and leisure	**44**	21	34	(10)	12	**60**	42	42	18	10
Transport	**6**	2	4	(1)	3	**6**	4	4	2	5
Postal and communication	**1**	–	–	1	–	**1**	1	1	1	–
Business and other services	**75**	27	14	(7)	4	**77**	40	34	43	61
Home loans	**8**	10	5	(4)	8	**60**	61	39	35	44
Other personal	**782**	577	504	376	281	**1,252**	1,041	830	664	522
Overseas customers (a)	**(34)**	6	(22)	152	(16)	**52**	58	41	88	38
Finance lease receivables	**–**	8	12	–	–	**6**	11	11	3	3
	964	688	568	501	256	**1,605**	1,343	1,083	937	801
Foreign	**201**	89	67	(9)	(9)	**366**	250	228	278	321
	1,165	777	635	492	247	**1,971**	1,593	1,311	1,215	1,122

Analysis of amounts written off and recovered

	Amounts written off for the year					Recoveries of amounts previously written off				
	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
UK:										
Banks and other financial institutions	**3**	13	14	16	1	**3**	4	2	12	3
Agriculture, forestry and fishing	**7**	6	6	2	4	**2**	2	3	7	3
Manufacturing	**65**	30	20	28	20	**11**	16	12	12	7
Construction	**16**	8	12	12	12	**2**	2	3	5	7
Property	**5**	5	9	17	28	**1**	3	7	22	31
Energy and water	**1**	2	–	–	8	**–**	–	–	–	–
Wholesale and retail distribution and leisure	**35**	34	35	25	48	**9**	12	17	45	15
Transport	**4**	3	4	2	63	**–**	1	1	1	3
Postal and communication	**–**	–	1	–	–	**–**	–	–	–	–
Business and other services	**57**	33	43	36	32	**9**	11	12	27	16
Home loans	**14**	15	3	8	19	**4**	3	2	4	4
Other personal	**599**	435	363	254	193	**29**	28	24	21	20
Overseas customers (a)	**2**	7	31	120	20	**35**	17	1	–	–
Finance lease receivables	**6**	4	5	–	2	**1**	1	1	–	2
	814	595	546	520	450	**106**	100	85	156	111
Foreign	**159**	88	105	61	131	**36**	13	8	20	15
	973	683	651	581	581	**142**	113	93	176	126

Note
(a) includes amounts in 1998 in respect of Russian counterparties recorded in the UK.

Potential credit risk lendings

Potential credit risk lendings comprise non-performing lendings and potential problem lendings. The latter is defined as lendings where serious doubt exists about the customers' ability to meet existing repayment terms.

The US Securities and Exchange Commission (SEC) requires potential credit risk lendings to be analysed by categories which reflect US lending and accounting practices. These differ to some extent from those employed in the UK. In particular:

» US banks may write off problem lendings more quickly than is the practice in the UK. As a result, Barclays may report a somewhat higher level of lendings than if it had followed US practice and also a higher level of potential credit risk lendings.

» US banks typically stop accruing interest when loans are overdue by 90 days or more, or when recovery is doubtful. In accordance with the UK Statement of Recommended Practice on Advances, Barclays continues to charge interest to a doubtful customer's account for collection purposes, but the interest is suspended and excluded from interest income in the profit and loss account. This addition of interest continues until such time as its recovery is considered to be unlikely. While such practice does not affect net income in comparison with that followed in the United States, it again has the effect of increasing the reported level of potential credit risk lendings. The amount of this difference at 31st December 2001 was £75m (2000 £93m).

The table which follows presents an analysis of potential credit risk lendings in accordance with the SEC guidelines. Additional categories of disclosure are included, however, to record lendings where interest continues to be accrued and where either interest is being suspended or specific provisions have been raised. Normal US banking practice would be to place such lendings on non-accrual status. The amounts, the geographical presentation of which is based on the location of the office recording the transaction, are stated before deduction of the value of security held, the specific provisions carried or interest suspended.

Non-performing lendings

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Non-accrual lendings:					
UK	**1,292**	1,223	1,007	985	911
Other European Union	**90**	96	122	208	237
United States	**306**	119	47	38	53
Rest of the world	**235**	101	75	36	19
Accruing lendings where interest is being suspended:					
UK	**386**	351	326	266	234
Other European Union	**30**	36	19	26	27
United States	**–**	–	–	–	–
Rest of the world	**145**	109	91	92	126
Other accruing lendings against which provisions have been made:					
UK	**1,044**	873	423	457	408
Other European Union	**20**	71	42	74	91
United States	**11**	2	38	10	22
Rest of the world	**43**	76	50	50	4
Sub totals:					
UK	**2,722**	2,447	1,756	1,708	1,553
Other European Union	**140**	203	183	308	355
United States	**317**	121	85	48	75
Rest of the world	**423**	286	216	178	149
Accruing lendings 90 days overdue, against which no provisions have been made:					
UK	**237**	296	343	309	388
Other European Union	**–**	1	–	2	1
United States	**–**	–	–	–	–
Rest of the world	**27**	17	18	17	13
Reduced rate lendings:					
UK	**4**	6	6	7	37
Other European Union	**–**	–	–	–	–
United States	**–**	–	–	–	–
Rest of the world	**1**	–	2	–	–
Total non-performing lendings:					
UK	**2,963**	2,749	2,105	2,024	1,978
Other European Union	**140**	204	183	310	356
United States	**317**	121	85	48	75
Rest of the world	**451**	303	236	195	162
Total	**3,871**	3,377	2,609	2,577	2,571

Potential problem lendings

In addition to the data above, lendings which are current as to payment of principal and interest, but where there exists serious doubt as to the ability of the borrower to comply with repayment terms in the near future (potential problem lendings), were as follows:

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
UK	**968**	728	648	590	611
Other European Union	**2**	2	23	24	7
United States	**369**	313	5	4	45
Rest of the world	**63**	64	35	68	43
Total	**1,402**	1,107	711	686	706

Total provision coverage of credit risk non performing lendings

	2001 %	2000 %	1999 %	1998 %	1997 %
UK	**74.9**	72.9	81.1	78.4	72.9
Other European Union	**78.6**	72.1	94.5	95.2	92.4
United States	**61.8**	81.0	74.1	104.2	74.7
Rest of the world	**59.2**	64.7	50.4	45.1	66.7
Total	72.1	72.4	79.1	78.4	75.3

Total provision coverage of total potential credit risk lendings

	2001 %	2000 %	1999 %	1998 %	1997 %
UK	**56.4**	57.7	62.0	60.7	55.7
Other European Union	**77.5**	71.4	84.0	88.3	90.6
United States	**28.6**	22.6	70.0	96.2	46.7
Rest of the world	**51.9**	53.4	43.9	33.5	52.7
Total	**52.9**	54.5	62.1	61.9	59.0

The geographical coverage ratios reflect an allocation of general provision.

UK non-performing loans increased by £214m to £2,963m reflecting increases in both personal and corporate lending balances. UK potential problem loans increased by £240m, primarily relating to corporate lending positions. Non-performing loans in the Rest of the world were £451m, an increase of £148m, primarily reflecting the consolidation of Banco Barclays e Galicia SA.

US non-performing loans increased by £196m to £317m reflecting the inclusion of a small number of large loans where the expected loss is not likely to be significant. US coverage also reflects the practice of writing off non-performing loans earlier than is the practice in other geographic areas.

Interest forgone on non-performing lendings

	2001 £m	2000 £m	1999 £m
Interest income that would have been recognised under original contractual terms	**279**	246	165
Interest income included in profit	**(50)**	(48)	(45)
Interest forgone	**229**	198	120


Credit risk non-performing lendings
2,021
2,105
2,749
2,963
2001


Provision ratios
72.4
72.1
61.9
52.9

Cross-border outstandings

The worldwide operations of the Group involve significant exposures in non-local currencies. These cross-border outstandings are controlled through a well-developed system of country limits, which are frequently reviewed to avoid concentrations of transfer, economic or political risks.

Cross-border outstandings, which exclude finance provided within the Group, are based on the country of domicile of the borrower or guarantor of ultimate risk and comprise loans and advances to customers and banks (including placings), finance lease receivables, interest bearing investments, acceptances, other monetary assets and on-balance sheet amounts arising from off-balance sheet financial instruments, denominated in currencies other than the borrower's local currency.

At 31st December 2001, the countries where Barclays cross-border outstandings exceeded 1% of assets were United States, Germany and France. In this context, assets comprise total assets, as presented in the consolidated balance sheet, and include acceptances. On this basis, assets amounted to £359,071m at 31st December 2001 (2000 £317,325m, 1999 £256,308m).

Cross-border outstandings exceeding 1% of assets

	As % of assets %	Total £m	Banks and other financial institutions £m	Governments and official institutions £m	Commercial industrial and other private sector £m
At 31st December 2001					
United States	**2.3**	**8,294**	**4,878**	**–**	**3,416**
Germany	**2.3**	**8,218**	**8,031**	**1**	**186**
France	**1.2**	**4,203**	**3,088**	**22**	**1,093**
At 31st December 2000					
Germany	2.4	7,505	6,829	554	122
United States	1.9	6,104	3,125	5	2,974
Japan	1.1	3,493	2,721	96	676
At 31st December 1999					
Germany	2.5	6,438	5,526	239	673
United States	2.1	5,281	2,036	11	3,234
France	1.6	4,022	3,274	202	546
Switzerland	1.1	2,756	2,129	–	627
Netherlands	1.1	2,740	1,761	6	973

Cross-border outstandings between 0.75% and 1% of assets

At 31st December 2001, Japan and Netherlands had cross-border outstandings of between 0.75% and 1% of total Group assets amounting to £5,774m. At 31st December 2000, Netherlands and France had cross-border outstandings of between 0.75% and 1% of total Group assets amounting to £5,745m. At 31st December 1999, Canada and Japan had cross-border outstandings of between 0.75% and 1% of total Group assets amounting to £4,320m.

Market risk management

Market risk is the risk of loss arising from changes in the level or volatility of market prices, which can occur in the interest rate, foreign exchange, equity and commodity markets. It is incurred as a result of both trading and asset/liability management activities.

The market risk management policies of the Group are determined by the Group Governance and Control Committee, which also recommends overall market risk appetite to Group Executive Committee. The Group's policy is that exposure to market risk arising from trading activities is concentrated in Barclays Capital.

The Group's banking businesses are also subject to market risk, which arises in relation to non-trading positions, such as capital balances, demand deposits and customer originated transactions and flows. The management of market risk in this context is discussed further under Treasury asset and liability management on page 55.

Trading activities

Trading includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, these two activities are managed together.

In anticipation of future customer demand, the Group maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments including a broad range of cash, securities and derivatives. Trading positions and any offsetting hedges are established as appropriate to accommodate customer or Group requirements. Barclays Capital takes principal positions in the interest rate, foreign exchange, equity and commodity markets based on expectations of customer demand or a change in market conditions.

Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, options and combinations of these instruments. For a description of the nature of derivative instruments, see page 54.

In Barclays Capital, the formal process for the management of risk is through the Barclays Capital Risk Management Committee. Day to day responsibility for managing exposure to market risk lies with the Chief Executive of Barclays Capital, supported by a dedicated global market risk management unit that operates independently of the business areas.

Risk control

The Group uses a daily 'value at risk' measure as the primary mechanism for controlling market risk. Daily value at risk (DVaR) is an estimate, with a confidence level of 98%, of the potential loss which might arise if the current positions were to be held unchanged for one business day. Daily losses exceeding the DVaR figure are likely to occur, on average, only twice in every one hundred business days.

The Group Risk Oversight Committee allocates a total DVaR limit for the Group and delegates the day to day control and monitoring of market risk to the Group Market Risk Director, who sets limits for each business area. In the case of Barclays Capital, the overall limit is cascaded down to the trading business areas, subject to endorsement by the Group Market Risk Director and the Barclays Capital Risk Management Committee. Daily risk utilisation reports are produced across four main risk categories, namely interest rate (including credit spread risk), foreign exchange, equity and commodity risk.

As DVaR does not provide a direct indication of the potential size of losses that could arise in extreme conditions, Barclays Capital uses a number of complementary techniques for controlling market risk. Weekly firm-wide stress tests, based on both historical and hypothetical extreme movements of market prices, are produced. These are reviewed by the senior management of Barclays Capital at a risk meeting chaired by the Chief Executive of Barclays Capital. If the potential loss indicated by a stress test exceeds an agreed trigger level, then the positions captured by the stress test are reported to, and reviewed by, Group Risk Oversight Committee. Revenue losses are also subject to triggers, which can also lead to positions being reported to Group Risk Oversight Committee.

Analysis of market risk exposures

There has been no significant change in overall market risk exposure in 2001, although average DVaR was slightly lower than in 2000 (see table and chart below). Year-end DVaR for 2001 was £23.0m (2000 £19.0m).

Barclays Capital DVaR: Summary table for 2001 and 2000

	Twelve months to 31st December 2001			Twelve months to 31st December 2000		
	Average £m	High (a) £m	Low (a) £m	Average £m	High (a) £m	Low (a) £m
Interest rate risk	**15.9**	**24.5**	**10.2**	16.2	23.7	10.7
Foreign exchange risk	**2.3**	**6.2**	**0.6**	2.9	4.7	1.8
Equities risk	**3.3**	**6.4**	**2.1**	3.9	7.1	1.4
Commodities risk	**1.7**	**4.3**	**0.6**	1.4	3.5	0.9
Diversification effect	**(6.3)**			(6.9)		
Total DVaR	**16.9**	**24.4**	**11.0**	17.5	27.7	11.5

Note

(a) The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table.


Total DVaR Daily exposures
in 2000 and 2001

Risk measurement
Barclays Capital uses the historical simulation method for calculating DVaR. The length of the historical sample is two years. The DVaR figures in the above table and graph are based on the pre-enhanced historical simulation method as explained below.

In August 2000, Barclays Capital introduced an enhanced historical simulation methodology for calculating DVaR. The previous methodology segregated interest rate exposures into two categories: government and non-government. For risk measurement purposes, all non-government exposures were assumed to trade at LIBOR, and were therefore implicitly assumed to have the same price volatility as an interest rate swap.

The enhanced methodology maps interest rate exposures into eight categories: government, interest rate swaps and six credit grades for non-government exposures. The greater definition provided allows the system to discriminate between the market risk of holding bonds with different credit qualities, for example AAA securities as against non-investment grade securities. In particular, it provides a better measure of the effectiveness of hedging strategies such as shorting government bonds or swaps against non-government bond portfolios.

Since the introduction of the enhanced method, Barclays Capital has also continued to produce DVaR estimates using the old methodology. The impact of the change has been to increase reported DVaR by an amount which has averaged £2.0m. The impact has ranged from a reduction of £2.9m to an increase of £6.0m. It has not been possible to apply the new methodology retrospectively to daily positions prior to August 2000, and so the figures tabulated above are based on the old methodology. As at 31st December 2001, the total DVaR using the new methodology was £21.3m compared with £23.0m using the old methodology.

Barclays Capital recognises the importance of assessing the effectiveness of DVaR. The main approach employed is the technique known as back-testing, which counts the number of days when trading related losses are bigger than the estimated DVaR figure. For Barclays Capital as a whole there were no instances in 2001 of a trading revenue loss exceeding the corresponding DVaR.

Derivatives

The use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities. These instruments are also used to manage the Group's own exposure to fluctuations in interest and exchange rates as part of its asset and liability management activities.

Barclays Capital manages the trading derivatives book as part of the market risk book. These include foreign exchange, interest rate, equity, commodity and credit derivatives. The policies over market risk management are outlined in the market risk management section on page 52.

The policy for derivatives that are used to manage the Group's own exposure to interest and exchange rate fluctuations are outlined in the treasury asset and liability management section on pages 55 to 58.

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group's net interest income, dealing profits, commissions received and other assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet.

The Group participates both in exchange traded and 'over the counter' (OTC) derivatives markets.

Exchange traded derivatives

The Group buys and sells exchange traded financial instruments, primarily financial futures and options on financial futures. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement.

OTC traded derivatives

The Group buys and sells financial instruments that are traded over the counter, rather than on a recognised exchange. These instruments range from commoditised transactions in directly observable derivative markets, to trades where the specific terms are tailored to the requirements of the Group's customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where a counterparty is in default, including the ability to net outstanding balances where the rules of offset are legally enforceable. For further explanation of the Group's policies on netting, see Accounting policies, on pages 82 to 87.

Foreign exchange derivatives

The Group's principal exchange rate related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency usually on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date.

Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

Interest rate derivatives

The Group's principal interest rate related contracts are interest rate swaps, forward rate agreements, basis swaps, caps, floors and swaptions. Included in this product category are transactions that include combinations of these features.

An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

Equity derivatives

The Group's principal equity related contracts are equity and stock index swaps and options (including warrants, which are options listed on an exchange).

An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. No principal amounts are exchanged.

An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

Commodity derivatives

The Group's commodity related contracts are mainly swaps and options on commodities such as oil price indices and precious and base metals price indices.

Credit derivatives

Credit derivatives are financial instruments that enable banks to manage credit risk without changing their underlying loan portfolios. The effect of a credit derivative is to transfer credit risk from one party, the protection buyer, to another party, the protection seller, who receives premium or interest related payments in return for contracting to make payments to the protection buyer. The payments are linked to the standing of a reference asset, which may be a security, a loan or an obligation on other derivative instruments. The term credit derivative may also be applied to cash instruments where repayment is linked to the credit standing of a reference asset.

Treasury asset and liability management

Assets and liabilities arise on the Group's balance sheet as a result of the product and customer propositions offered by Group businesses. The financial risks arising, comprising interest rate and exchange rate risks and liquidity risk which includes funding, and concentration risks, are actively managed by Group Treasury.

The Group's policy is to centralise all asset and liability management within Group Treasury to minimise earnings volatility and meet Group control standards. Group policies are set by the Group Treasury Committee, which is chaired by the Group Finance Director. The Group Treasury Committee sanctions financial risk limits across the Group and ensures compliance via a limit and control monitoring structure in collaboration with the local asset and liability committees.

Liquidity risk management
The Group's overall liquidity policy and control is the responsibility of Group Treasury and is managed to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. The Group's liquidity position was satisfactory at 31st December 2001. Liquidity management within the Group has two main strands. The first is day to day funding. This is managed by monitoring future cash flows to ensure that requirements can be met. This includes replenishment of existing funds as they mature or are withdrawn to satisfy demands for additional borrowings by customers. The second is maintaining a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow. In order to avoid reliance on a particular group of customers or market sectors the distribution of sources and maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are competitive rates and the maintenance of depositors' confidence. Such confidence is based on a number of factors including the Group's reputation, the strength of earnings and the Group's financial position.

A substantial portion of the Group's assets in the UK, and in certain other retail banking areas, are funded from 'core retail deposits'. These important sources of liquidity are mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts are repayable at short notice, maintaining a broad base of customers, both numerically and by depositor type, helps to protect against unexpected fluctuations. Such accounts form a stable deposit base for the Group's operations and liquidity needs.

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider and product. There have been a number of significant market events over recent years including the Russian crisis, Long Term Capital Management, Y2K and the Asian crisis all of which have resulted in a short-term flight to quality in financial markets. The Group has benefited in all cases. The ability to raise funds is dependent to some degree on maintaining the bank's credit rating, although, except at extremes, a credit downgrade is likely to affect only the price at which funding is available rather than the volume that can be raised. Many factors contribute to the credit rating process including assessment of management capability, and the quality of the corporate governance and risk management processes. The Group considers one of the most important factors towards preserving its strong credit rating, which is a core ambition, is by maintaining a strong capital base and regulatory ratios.

There are no terms, conditions or circumstances of which the Group is currently aware that could require early repayment of, or impair the Group's ability to raise, short term funding. Where investors have the right of call on debt securities in issue at certain dates, the maturity date is taken to be the first call date. Investors do not have the ability to call undated, dated loan capital or other capital instruments, except where stated in note 36 on page 116. Liquidity management also includes control over asset maturities and the volume and quality of liquid assets and short-term funds. Additionally, in evaluating the Group's liquidity position, Group Treasury takes into account undrawn lending commitments; the usage of overdraft facilities and the possible impact of certain contingent liabilities such as standby letters of credit and guarantees. In order to maximise the benefits of knowledge gained in overseas markets, day to day liquidity is the responsibility of local treasury management in each territory within the parameters set by Group Treasury and subject to regular reports to Group Treasury. Local asset and liability management committees comprising senior local executives also review liquidity management depending on the size and complexity of the treasury operation.

Details of the contractual cash obligations and commercial commitments of the Group are given on page 58.

Monitoring and reporting arrangements
Monitoring and reporting take the form of cash flow measurement based on principles agreed by the UK Financial Services Authority. Each operation is required to maintain sufficient access to funds, in terms of maturing assets and proven capacity to borrow in the money markets. Special attention is paid to cash flow projections for the next day, week and month as these are key periods for liquidity management. These positions are reviewed daily to prevent problems developing in the future. In addition emphasis is placed on the need to monitor unmatched medium-term assets and the level and type of undrawn commitments.

Interest rate exposure
Interest rate risk arising from the UK banking operations is managed by Group Treasury, which is also responsible for the overall Group position. In managing the non-trading positions inherent in the Group's balance sheet, consideration is given to the substantial liabilities represented by interest free deposits, other interest free or fixed rate liabilities as well as the Group's shareholders' funds. The positions arising from these balances are managed by the maintenance of a portfolio of assets with fixed interest rates over several years, including loans and advances to customers, debt securities and interest rate swaps and options. Similarly, mismatches of fixed rate assets and liabilities are managed through the use of interest rate swaps and other derivatives. Care is taken to ensure that the management of the portfolio is flexible, as market circumstances and customer requirements can rapidly change the desirable portfolio structure.

International banking operations also incur interest rate risk. Policies for managing this risk are agreed between Group Treasury and Group Market Risk Policy Unit and are applied through Asset and Liability Management Committees (ALCOs). Guidance on the scope and constitution of ALCOs is provided by Group Treasury, who maintain regular contact with the businesses on risk management and control issues. Compliance with the policy is controlled via a comprehensive financial risk reporting framework including interest rate gap limits or, where more appropriate, value at risk limits issued by Group Market Risk Policy Unit.

These limits allow banking books to be managed by local treasury operations in an orderly fashion, either through Barclays Capital managed trading outlets or, where necessary, through local markets.

The total Group exposure, excluding Barclays Capital interest rate risk, is shown in the form of an interest rate repricing table on page 122. This summarises the repricing profile of the Group's assets, liabilities and off-balance sheet exposures at 31st December 2001 and also reflects the non-trading hedges referred to above. This table can be used as the basis for the assessment of the sensitivity of the Group's earnings to interest rate movements, although allowance is also made for other factors such as asset and liability currency composition and customer behaviour (e.g. early prepayment of loans). As at 31st December 2001, the Group's expected earnings in 2002 would not be significantly affected either by a hypothetical immediate and sustained 1% increase or decrease in interest rates.

Foreign exchange exposure
Corporate and retail banking businesses incur foreign exchange risk in the course of providing services to their customers. The part of this risk that arises in UK operations is transferred to and managed by Barclays Capital. In the case of the international operations, Group Market Risk Policy Unit allocates modest foreign exchange open position limits to facilitate the management of customer originated flows. Exposures are reported daily to Group Market Risk Policy Unit and Group Treasury. As at 31st December 2001, aggregate DVaR of these businesses for foreign exchange rate risk was £0.2m (2000 £0.2m).

Management of foreign currency investments,
Non-trading positions in foreign currencies arise from the currency investments that the Group makes in its overseas businesses. The Group's policy is to manage the currency balance of the funding, financing these investments so as to limit the effect of exchange rate movements on the Group's risk asset ratios. The management of funding investments in overseas branches, subsidiary, associated undertakings and joint ventures is carried out and reviewed by Group Treasury. The principal structural currency exposures of the Group are set out on page 123.

These positions, together with the currency composition of tiers 2 and 3 capital and minority interests in tier 1 and tier 2 capital, ensure that movements in exchange rates have little impact on the Group's risk asset ratios. However, exchange rate movements do have an impact on reserves (see Consolidated statement of changes in reserves). With the positions in place at 31st December 2001, a hypothetical increase of 10% in the value of sterling against all currencies would have led to a fall of some £146m in reserves (2000 £68m).

Hedging
Risk management activities employ interest rate swaps, currency swaps and other derivatives that are designated as hedges.

The following table provides examples of certain activities undertaken by the Group, together with the related market risks and the types of derivatives that may be used in managing such risks.

Activity	Risk	Type of hedge
Fixed rate lending and fixed rate investment.	Reduced earnings due to an increase in interest rates.	Pay fixed interest rate swaps and buy interest rate caps.
Fixed rate funding (e.g medium-term note issuance).	Reduced earnings due to a fall in interest rates.	Receive fixed interest rate swaps and buy interest rate floors.
Firm foreign currency commitments (e.g. asset purchases and sales).	Reduced earnings due to changes in exchange rates between arranging a transaction and completion.	Foreign currency transactions.
Managing the Group's risk asset ratios.	Reduced risk asset ratio due to strengthening of foreign currency against sterling.	Currency swaps.

The hedge transactions that are linked to these activities are centralised within Group Treasury and the exposure is then passed to the market mainly via independently managed dealing units within Barclays Capital who treat these transactions as part of their normal trading activities, and also via third parties. Risks arising in the Group's other banking operations are managed in a similar way.The disclosure that follows relates to derivative components of the Group's hedging programme transferred to the market via internal or external counterparties.

The reported figures do not take account of underlying balance sheet items being hedged, the net interest income thereon or their mark to market values, excluding those businesses, within Barclays Capital, where the risk is managed by DVaR.

Interest rate swaps and cross currency interest rate swaps that are used in the management of the non-trading exposures are shown in the table below. These figures are the weighted average pay fixed rates and receive fixed rates by maturity date and nominal amount at 31st December 2001.

The nominal amounts below include £5,423m and £167m, in respect of sterling and non-sterling basis swaps respectively. Basis swaps are swaps where both payable and receivable legs are variable. In managing the non-trading exposures relating to capital balances and demand deposits, both on-balance sheet and derivative positions are held.

The net effect of the derivative positions, in isolation, on net interest income resulted in a credit of £122m (2000 debit of £5m). This included a credit of £93m (2000 debit of £70m) and credits of £29m (2000 £65m) for interest rate and exchange rate derivatives respectively.

The weighted-average receive fixed and pay fixed rates by reset maturity date and nominal amount at 31st December 2001 were as follows:

	Sterling denominated contracts				Non-sterling denominated contracts			
	Pay fixed		Receive fixed		Pay fixed		Receive fixed	
	Nominal amount £m	Average rate %	Nominal amount £m	Average rate %	Nominal amount £m	Average rate %	Nominal amount £m	Average rate %
Maturity date								
Not more than three months	1,054	6.79	2,118	6.07	698	3.25	57	5.27
Over three months but not more than six months	1,145	6.46	1,220	7.02	43	3.91	292	4.12
Over six months but not more than one year	3,775	6.47	2,388	5.81	1,461	6.10	288	5.57
Over one year but not more than five years	14,847	6.07	18,977	6.01	2,362	5.79	2,136	5.10
Over five years	1,902	6.60	4,641	6.21	1,167	5.23	3,626	7.02
	22,723	6.24	29,344	6.07	5,731	5.43	6,399	6.16

The weighted-average receive variable and pay variable rates by reset maturity date and nominal amount at 31st December 2001 were as follows:

	Sterling denominated contracts				Non-sterling denominated contracts			
	Receive variable		*Pay variable*		*Receive variable*		*Pay variable*	
	Nominal amount £m	Average rate %	Nominal amount £m	Average rate %	Nominal amount £m	Average rate %	Nominal amount £m	Average rate %
Reset maturity date								
Not more than three months	19,730	4.37	27,062	4.58	4,787	3.22	6,251	3.24
Over three months but not more than six months	8,416	4.19	7,705	4.15	1,111	4.08	315	3.34
	28,146	4.32	34,767	4.48	5,898	3.38	6,566	3.24

Additional information on liquidity management

The tables below give details of the contractual obligations and commercial commitments of the Group as at 31st December 2001, as required by a recent interpretive release issued by the SEC. This and other requirements are described in more detail on page 60.

Contractual cash obligations

	Payments due by period				
	Less than one year	One to three years	Four to five years	After five years	Total
Long term debt	196	201	–	4,536	4,933
Capital lease obligations	12	25	31	98	166
Operating leases	163	338	358	2,230	3,089
Unconditional obligations to purchase goods and services obligations	121	193	154	310	778
Other long term obligations	199	–	–	–	199
Total contractual cash obligations	691	757	543	7,174	9,165

The table above excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities. The maturity of deposits by banks is given in Note 28, customer accounts in Note 29, and debt securities in issue in Note 30.

Other commercial commitments

	Amount of commitment expiration per period				
	Less than one year £m	One to three years £m	Four to five years £m	After five years £m	Total amounts committed £m
Acceptances and endorsements	2,438	15	2	5	2,460
Guarantees and assets pledged as collateral security	9,856	1,930	2,316	724	14,826
Other contingent liabilities	5,820	873	267	353	7,313
Documentary credits and other short-term trade related transactions	397	–	–	–	397
Forward asset purchases and forward forward deposits placed	5	–	1	3	9
Undrawn note issuance and revolving underwriting facilities	–	–	–	19	19
Undrawn formal standby facilities, credit lines and other Commitments to lend	77,120	11,049	8,520	2,803	99,492
Total	95,636	13,867	11,106	3,907	124,516

Management of operational and other risks

In addition to credit, market and treasury risks, Barclays faces a number of other risks. These risks are controlled and managed within the overall risk management framework under the leadership of the Group Risk Director.

Operational Risk Management
Operational risk, which is inherent in all business activities, is the direct or indirect loss resulting from inadequate or failed internal process, people and systems or from external events. It can occur in any of the Group's businesses and includes errors, omissions, natural disasters and deliberate acts such as fraud.

The Group manages this risk within an overall governance and control strategy determined by the Group Governance and Control Committee and implemented via the Group Operational Risk Framework. The management of this strategy is supported by Group Operational Risk, Group IT Risk, Group Business Continuity Management, Group Legal, Group Compliance, Group Fraud Prevention, Group Finance, Group Premises Related Risk and Group People Related Risk Functions. This strategy is implemented within/by each business unit and monitored at Group level. Within this structure, potential risk exposures are assessed to determine the appropriate type of controls to be applied.

It is recognised that such risks can never be entirely eliminated and that the cost of controls in minimising these risks may outweigh the potential benefits. However, where required, the Group continues to invest in risk management and mitigation such as business continuity management and incident management. Where appropriate this is supported by risk transfer mechanisms such as insurance. Independent assessment of the effectiveness of the management of operational risk is undertaken by the Internal Audit function.

Compliance risk management
The Group is subject to a comprehensive supervisory and regulatory structure in the UK, the European Union, the US, Asia-Pacific and in the many other countries around the world in which it operates.

Compliance risk arises from a failure or inability to comply with the laws, regulations or codes applicable to the financial services industry. Non-compliance can lead to fines, public reprimands, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.

Responsibility for this risk lies with the Group Chief Executive and the Business Heads, who are ultimately accountable to the Board. They are supported in the discharge of their responsibilities by the Group Compliance Director, the Compliance Directors in each of the businesses and the Group Compliance function.

Legal risk management
The purpose of the Legal Function is to:

1) Support the Barclays businesses to deliver the Group strategy, both in terms of what we do and how we do it – our beliefs, practices and behaviours; and

2) Identify and (in conjunction with business management) manage the legal risks of Barclays. In this context, "Legal Risk" means any of the following types of risk:

» the risk that Barclays businesses will not be conducted in accordance with applicable laws and regulations;

» the risk that contractual arrangements will either i) not be enforceable as intended or ii) will be enforced against Barclays in an unexpected and adverse way;

» the risk that the tangible and intangible property of Barclays (such as its trade names and copyrights) will not be adequately protected from infringement; and

» the risk that Barclays will be liable for damages to third parties harmed by the conduct of its business.

The Group identifies and manages legal risk through effective use of its internal and external legal advisers. The Group General Counsel has ultimate responsibility for identifying, monitoring and providing support necessary to identify, manage and control legal risk across the Group.

Tax risk management
Tax risk is the risk of loss or increased charges associated with changes in, or errors in the interpretation of, taxation rates or law. Responsibility for control of this risk lies with the Group Taxation Director.

Critical accounting policies

On 12th December 2001, the US Securities and Exchange Commission issued a release regarding disclosure about critical accounting policies.

The Group's key accounting policies and information about the estimation techniques used to enable the accounting policies to be applied are set out on pages 82 to 87. UK accounting standards require that the Group adopt the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group's state of affairs, profit and cashflows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. The estimation of potential credit losses is inherently uncertain and depends upon many factors, including general economic conditions, migration, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements. For example, should the expectation of loss within a portfolio increase, then this may result in an increase to the required general credit risk provision level. Further information on credit risk provisioning is set out on page 44 of the Financial review. In addition, the profile of the amortisation of goodwill would be different if a useful economic life longer or shorter than 20 years were used. The application of other accounting policies, including measuring the shareholders' interest in the retail long term assurance fund, impairment, debt securities and equity shares, pension and other post retirement benefits, non credit risk provisions and derivatives, require the use of estimation techniques that involve making assumptions about future market conditions which could impact on the timing and amounts recognised in the profit and loss account and balance sheet. Differences between UK GAAP and US GAAP accounting principles are set out in note 63.

US Securities and Exchange Commission (SEC) interpretive release

On 22nd January 2002, the SEC issued a release relating to disclosure requirements for the Financial review section of the Annual report.

The areas covered by the release are:

» Liquidity, including off balance sheets arrangements
» Energy and other OTC commodity trading
» Transactions with related and other non-independent parties

Liquidity risk management is discussed on page 55 of the Financial Review within 'Treasury asset and liability management' and further details of contractual cash obligations and other commercial commitments are set out on page 58. Off balance sheet arrangements are included within the explanations of the Group's use of special purpose vehicles on page 61.

Energy and other OTC commodity trading are discussed below. Transactions with related and other non-independent parties are addressed on page 62.

Energy and other OTC commodity trading
Barclays Capital delivers a fully integrated service to clients for base metals, precious metals, energy products (covering oil and oil-related products) and associated derivative contracts (that include non-exchange traded contracts) accounted for at fair value. Structured products are also developed and offered in respect of these commodities. The total commodities business (including exchange trading) contributed £38m to dealing profits (2000 £24m) and resulted in assets of £1,236m in respect of physical commodities positions (2000 £1,001m) and net liabilities of £45m (2000 £120m) relating to the fair value of derivative contracts.

The fair value of physical commodities positions is determined directly through observing market prices. Fair value adjustments are made to reflect the cost of exiting illiquid or significant positions.

In common with all derivatives, the fair value of commodity derivative contracts is determined based on the expected cash flows under the terms of each specific contract, discounted back to present value. The expected cash flows for each contract are determined either directly through observing market prices or through modelling cash flows using appropriate financial-markets pricing models. Pricing models are independently validated with reference to market quotes, price sharing with other institutions, and with reference to prices achieved in recent dealing activity.

The effect of discounting expected cash flows back to present value is achieved by constructing discount curves from the market price of observable interest rate products, such as deposits, interest rate futures and swaps. In addition, the Group maintains fair value adjustments reflecting the cost of credit risk (where this is not embedded in the fair value), hedging costs not captured in pricing models, future administration costs associated with ongoing operational support of products as well as adjustments to reflect the cost of exiting illiquid or significant positions. The use of different pricing models and assumptions could result in significantly different estimates of fair value for these positions.

The tables on page 61 analyse the fair value of the commodity derivative contracts at 31 December 2001 by movement over time, source of fair value and investment grade of counterparty.

Movement in fair value of commodity positions

	Total £m
Fair value of contracts outstanding at 31st December 2000	(120)
Contracts realised or otherwise settled during the period	133
Fair value of new contracts entered into during the period	(44)
Other Changes in fair value	(14)
Fair values of contracts outstanding at 31st December 2001	(45)

Source of fair value – commodities

	Fair Value of Contracts at 31st December 2001				
	Maturity less than one year	Maturity one to three years	Maturity four to five years	Maturity over five years	Total fair value
Prices actively quoted	(35)	(14)	(4)	–	(53)
Prices provided by other external sources	(2)	2	5	(1)	4
Prices based on models and other valuation methods	–	(8)	(1)	13	4
Total	(37)	(20)	–	12	(45)

Analysis of fair value by counterparty investment grade – commodities

	Total value £m
A- to AAA	(73)
BBB to BBB+	3
Below Investment grade	25
Total	(45)

Special Purpose Vehicles

Special Purpose Vehicles (SPVs) are entities that are typically set up for a specific purpose and generally would not enter into an operating activity nor have any employees. The most common form of SPV involves the acquisition of financial assets that are funded by the issuance of securities to external investors, which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired by the SPV. These vehicles form an integral part of many financial markets, and are important to the development of the European securitisation market and functioning of the US commercial paper market.

An important feature of financial accounts prepared under UK GAAP is that they are required to present a true and fair view, which includes reflecting the substance of the transactions and arrangements and not just the legal form.

Accordingly, the substance of any transaction with an SPV forms the basis for the treatment in the Group's financial statements. When a Group company has transferred assets into an SPV, these assets should only be derecognised when the criteria within Financial Reporting Standard (FRS) 5 (Reporting the substance of transactions) are fully met.

An SPV is consolidated by the Group either if it meets the criteria of FRS 2 (Accounting for subsidiaries), or if the risk and rewards associated with the SPV reside with the Group, such that the substance of the relationship is that of a subsidiary. Financial data relating to entities consolidated on this latter basis is given in note 60 on page 138.

The Group, in the ordinary course of business, and primarily to facilitate client transactions, has helped establish SPVs in various areas which are described below, along with their UK GAAP treatment:

Commercial paper conduits

The Group provides its clients with access to liquidity through the use of asset backed commercial paper programmes. These programmes involve the sale of financial assets by clients to entities which are, in effect, commercial paper conduits that then issue commercial paper to fund the purchases. The financial assets acquired by the conduits, which totalled £17,624m at 31st December 2001, normally take the form of consumer or trade receivables. Of the above amount, assets held by the conduits which have been originated by the Group amounted to £881m and have been reported on the Group's balance sheet. The remainder represents client assets in which the Group has no interest and which are not reported on the Group's balance sheet at 31st December 2001. Certain administrative activities and the provision of liquidity and credit facilities to the programmes are performed by the Group under arms length contracts that it, or the conduit's independent board of directors, can terminate. Fees received by the Group for performing these services are recorded in fees and commissions when earned.

Credit structuring business
The Group structures investments with specific risk profiles which are attractive to investors. This business involves the sale by the Group of credit exposures based on an underlying portfolio of assets into SPVs, often using credit derivative contracts. The assets are funded by issuing securities with varying terms. In accordance with FRS 5, the Group does not recognise the assets and liabilities of these vehicles in its balance sheet when substantially all the securities that represent the risks and rewards associated with the SPV have been sold to third parties. Otherwise these are recognised in full. As at 31st December 2001, the Group had recognised assets of £2,973m in respect of these transactions. Assets no longer recognised amounted to £1,212m at that date. Details of the amounts consolidated are given in note 60 on page 138.

Financing transactions
The Group has relationships with numerous SPVs to provide financing to clients or to enable the placing of clients' surplus funds with the Group. These surplus funds are in all cases included as liabilities in the balance sheet. These relationships include arrangements to fund the purchase or construction of specific assets (most common in the property industry). The use of an SPV to isolate cash flows and assets is common in the banking industry to enable the client to minimise its funding cost or maximise its investment returns and the bank to have access to specific collateral. Any financing relationships are entered into under normal lending criteria, and subject to the Group's credit sanctioning process. The exposures arising from the lendings are included in either loans and advances to customers and banks or debt securities and equity shares. Exposures in the form of guarantees or undrawn credit lines are included within commitments.

The Group has used SPVs to securitise some of its retail lending portfolio. Securitisation primarily involves the sale of receivables originated by the lending business. The SPVs concerned have been consolidated in accordance with FRS 5 and details are included in notes 17 and 60 on pages 102 and 138.

Fund management
As one of the world's largest institutional asset managers, the Group provides asset management services to a large number of investment vehicles on an arms length basis and at market terms and prices. The majority of these vehicles are investment funds that are owned by a large and diversified number of investors.

In addition there are various partnerships, funds and open-ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private equity, debt securities or hedge fund investment strategies. These vehicles have assets under management of £1,078m. The Group has acquired interests in these vehicles, which are included within debt securities or equity shares, but the vehicles are not consolidated because the Group does not own either a significant portion of the equity, or the risks and rewards inherent in the assets.

Employee Compensation Trusts
The Group uses trust structures to benefit employees and to facilitate the ownership of the Group's equity by employees. The Group consolidates these trust structures and any equity of the Group held by them is disclosed in note 25 on page 109.

Transactions with related and other non-independent parties
Other non-independent parties are persons or entities that are able to negotiate transactions on an other than arms length basis but do not meet the definition of a related party. The Group is not aware of any relationships or transactions with such parties that would materially affect its financial position or results. Transactions with related parties are disclosed in note 56 on page 136.

Economic and monetary environment

European Economic and Monetary Union (EMU)
The changes required to deal with the introduction of euro notes and coins on 1st January 2002, and the demise of the eurozone currencies were delivered successfully.

United Kingdom entry to EMU
Barclays is maintaining a prudent planning programme to validate and develop further its existing plans and is conducting feasibility studies with selected suppliers and partners.

Given the considerable uncertainty that continues to surround whether and when the UK may enter, it has not been possible to draw any definitive conclusions as to the final overall costs of preparing retail systems and operations.

Barclays incurred minimal expenditure during 2001 with respect to any decision to introduce the euro in the UK. No significant incremental costs are expected in 2002.

Supervision and regulation

UK
During 2001, the UK Government has completed a major overhaul of the UK financial regulatory system including the creation of a new single statutory regulator, the Financial Services Authority ("FSA"), which is now responsible for supervising the full range of financial business, including deposit-taking business, securities and other investment business and insurance business.

The cornerstone of this new regime is the Financial Services and Markets Act 2000 ("FSMA 2000") which came into force on 1st December 2001 (a date known as "N2") on which date the FSA also received its new regulatory powers. The FSMA 2000 replaces much existing legislation, including the Financial Services Act 1986, the Banking Act 1987 and the Insurance Companies Act 1982 under which banks, insurance companies and other financial services firms have been authorised and supervised.

The FSA has now replaced the self-regulatory organisations ("SROs") and the Bank of England as the single statutory regulator of all regulated activities in the UK. However, the Bank of England retains its monetary policy role and is responsible for the overall stability of the financial system.

Under the FSMA 2000, the FSA is required to pursue four statutory objectives to:

1) Maintain market confidence in the UK financial system;

2) Promote public awareness and understanding of the financial system;

3) Secure an appropriate degree of protection for consumers whilst recognising the consumers' own responsibilities; and

4) Reduce the scope for financial crime.

In addition to pursuing these statutory objectives, the FSA is also required to take into account a number of factors including using its resources in the most efficient way, taking into account the international character of financial services and the desirability of maintaining the UK's competitive position and facilitating competition between those subject to regulation by the FSA.

The FSA has also consulted widely on and issued a new unified Handbook of rules and guidance for all financial services firms, replacing the individual rulebooks of the SROs and the FSA's Banking Supervisory Policy guide. Whilst certain parts of the Handbook have yet to be finalised (in particular the specialist sourcebooks, such as mortgages and credit unions), the majority of the new rules and regulations came into force on N2, subject to certain transitional provisions.

In its role as supervisor, the FSA is seeking to ensure the safety and soundness of financial institutions (in fulfilment of the first and third objectives above) with the aim of strengthening, but not ensuring, the protection of customers. Barclays Bank PLC is authorised under the FSMA 2000 to carry on regulated activities within the UK and is subject to consolidated supervision by the FSA.

The Government has also announced that the scope of authorisation under the FSMA will be increased by the addition of regulated mortgages, mortgage advisers and general insurance to the list of regulated activities by 2004.

The FSA's continuing supervision of financial institutions authorised by it is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, including the bank's reporting accountants at the FSA's request, visits to banks and regular meetings with management to discuss issues such as performance, risk management and strategy. Under the FSA's new risk-based approach to supervision, the starting point for the FSA's supervision of all financial institutions is based on a systematic analysis of the risk profile for each authorised firm. The FSA is in the process of adopting a homogenous risk, process and resource based approach to its supervisory responsibilities (known as the ARROW model) and much of the information that the FSA will require will be used to calculate a firm's individual minimum capital ratio. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy (see Capital resources on page 30), limits on large exposures to individual entities and groups of closely connected entities, and liquidity.

From N2, banks, insurance companies and financial institutions in the UK are subject to a single financial services compensation scheme (the "Financial Services Compensation Scheme") where an authorised firm is unable or is likely to be unable to meet claims made against it due to its financial circumstances. This single scheme replaces the Deposit Protection Board Scheme, the Investors Compensation Scheme and the Policyholders Protection Scheme.

Eligible claimants under the Financial Services Compensation Scheme may make claims against the Scheme in the event of an authorised firm's default and may receive compensation if their claim is a protected claim. Different levels of compensation are available to eligible claimants depending upon whether the protected claim is in relation to a deposit, a contract of insurance or protected investment business. The manager of the Scheme is able to make an offer of compensation or, in respect of insurance contracts, offer to continue cover or provide assistance to an insurance undertaking to allow it to continue insurance business in accordance with the rules of the Scheme.

Most deposits made with branches of Barclays Bank PLC within the European Economic Area ("EEA") which are denominated in sterling or other EEA currencies (including the euro) are covered by the Scheme. Most claims made in respect of designated investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member State.

The Scheme establishes the maximum amounts of compensation payable in respect of protected claims: for eligible protected deposit claims, this is £31,700 (100% of the first £2,000 and 90% of the next £33,000) and for protected investment business, this is £48,000 (100% of the first £30,000 and 90% of the next £20,000).

The UK has implemented the minimum requirements imposed by the European Community Directives on such matters as the carrying on the business of credit institutions and investment firms, capital adequacy, own funds and large exposures. These form part of the European Single Market programme, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one European Union member State to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member States without the need for local authorisation. Many of these Directives are being amended to reflect changes in the market and further European Directives are planned including the areas of e-commerce, market abuse and insurance regulation which once coming into effect will further shape and influence the UK regulatory agenda.

Formal consultation is a key aspect of the UK Government's reform programme and the Group has been reviewing and, where relevant, commenting on proposals both directly and through industry associations.

The Basel Committee on Banking Supervision and the European Commission have also issued consultation papers designed to replace the existing framework for the allocation of regulatory capital for credit risk. These bodies recognise that a more sophisticated approach is required to address both financial innovation and the increasingly complex risks faced by financial institutions. The revised Basel Capital Accord and the EU capital adequacy directive are not expected to be in place until, at the earliest, 2005.

Rest of the World

In the United States, Barclays PLC, Barclays Bank PLC and certain US subsidiary undertakings, branches and agencies of the Bank are subject to a comprehensive regulatory structure, involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956, as amended, and the Foreign Bank Supervision Enhancement Act of 1991. Such laws and regulations impose limitations on the types of businesses, and the ways in which they may be conducted, in the United States and on the location and expansion of banking business there. The securities and investment management activities conducted in the United States are also subject to a comprehensive scheme of regulation under the US federal securities laws, as enforced by the Securities and Exchange Commission.

Barclays operates in many other countries and its overseas offices and subsidiary and associated undertakings are subject to reserve and reporting requirements and controls imposed by the relevant central banks and regulatory authorities.

Risk factors

This document contains certain forward-looking statements within the meaning of section 21E of the US Securities Exchange Act of 1934, as amended and section 27A of the US Securities Act of 1933, as amended with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. The Group may also make forward-looking statements in other written materials, including other documents filed with or furnished to the SEC. In addition, the Group's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements in the Financial Review and Business Description with regard to management objectives, trends in results of operations, margins, costs, return on equity, risk management, and competition are forward looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from those set out in the Group's forward-looking statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, operational, legal, market, liquidity, credit and other risks set out below and Competition as discussed below and on page 9. The discussion in this report sets forth certain other risks and uncertainties that the Group believes could cause its actual future results to differ materially from expected results. However, other factors could also adversely affect the Group's results and the reader should not consider the factors discussed in this report to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in the Group's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Barclays may make in documents it files with the SEC.

Business conditions and general economy

The profitability of the Group's businesses could be adversely affected by a worsening of general economic conditions in the UK or elsewhere as well as by foreign and domestic trading market conditions. Such factors could also adversely affect the credit quality of the Group's on-balance sheet and off-balance sheet assets. An economic downturn or significantly higher interest rates could increase the risk that a greater number of the Group's customers would default on their loans or other obligations to the Group, or would refrain from seeking additional borrowing.

Government policies and economic controls

The Group's businesses and earnings are also affected by the fiscal or other policies that are adopted by various regulatory authorities of the UK, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond the Group's control.

The UK Competition Commission has conducted an enquiry into the supply of banking services by clearing banks to small and medium sized enterprises and made its report to the UK Government in October 2001.The Government has yet to publish the report and its conclusions and the potential impact on Barclays cannot be assessed prior to publication.

Credit risk

The Group's provisions for credit losses provide for losses inherent in loans and advances. Estimating potential losses is inherently uncertain and depends on many factors, including general economic conditions, rating migration, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements.

Directors and officers of Barclays PLC and Barclays Bank PLC

























1 Chairman
Sir Peter Middleton GCB

Sir Peter Middleton GCB (age 67) was appointed as Chairman at the 1999 annual general meeting. Sir Peter joined the Board in 1991 as Deputy Chairman and Chairman of BZW. This followed a long career in HM Treasury where he was Permanent Secretary from 1983 to 1991. He became Chairman of Barclays Capital following the reorganisation of BZW in October 1997. In May 1998, he relinquished his executive responsibilities as Deputy Chairman and Chairman of Barclays Capital but remained a non-executive Director. He resumed executive responsibilities when he was appointed Group Chief Executive and reappointed Group Deputy Chairman in November 1998. He stepped down as Group Chief Executive following the appointment of Matthew Barrett in October 1999. He is Deputy Chairman of United Utilities PLC, Chancellor of Sheffield University and a member of the Financial Reporting Council. He is Chairman of the Board Nominations Committee and a member of the Board Risk Committee.

2 Group Chief Executive
Matthew William Barrett

Matthew William Barrett (age 57) was appointed Group Chief Executive and joined the Board in 1999. He joined Barclays from Bank of Montreal where he was Chairman and, until February 1999, Chief Executive Officer. He joined the Bank of Montreal in 1962 and during his career held a variety of senior management positions in different areas within the Bank, including Retail Banking, International Banking and Treasury. He was appointed Chief Operating Officer in 1987, Chief Executive Officer in 1989 and elected Chairman of the Board in 1990. In 1994, he became an Officer of the Order of Canada, the country's highest civilian honour, and in 1995 he was awarded the title of Canada's Outstanding CEO of the Year. He has been a non-executive Director of The Molson Companies Limited since 1992 and was also a non-executive Director of The Seagram Company Limited from 1995 until December 2000. He is a member of the Board Risk Committee.

3 Deputy Group Chief Executive
John Morrison Stewart

John Morrison Stewart (age 52) joined the Board in 2000 on completion of the acquisition of Woolwich plc. He joined Woolwich in 1977, initially working in the branch network. He became Insurance Services Manager in 1986 and, in 1989, started Woolwich Independent Financial Advisory Services, now one of the UK's largest IFA businesses. He was also responsible for the launch of Woolwich Unit Trust Managers and Woolwich Life Assurance Company. He was appointed to the Woolwich's Board in January 1995 and became its Group Chief Executive in July 1996.

4 Chief Executive, Corporate Banking
Christopher John Lendrum

Christopher John Lendrum (age 55) joined the Board in 1998. He joined Barclays Bank in 1969 and has been Chief Executive of Corporate Banking since April 1998, having held a number of senior positions in the Group prior to that date. These include Deputy Managing Director of Barclays Banking Division, Regional Director, North London and Executive Vice President, Barclays Bank of New York.

5 Group Finance Director
John Silvester Varley

John Silvester Varley (age 45) joined the Board in 1998 and was appointed Group Finance Director on 9th November 2000. He joined Barclays Merchant Bank in 1982 and was Chief Executive of Retail Financial Services from April 1998 to October 2000, having previously been Chairman of the Asset Management Division since 1995.

Non-executive Directors

6 Deputy Chairman
Sir Brian Garton Jenkins GBE

Sir Brian Garton Jenkins GBE (age 66) joined the Board in October 2000 as a Deputy Chairman on completion of the acquisition of Woolwich plc. He joined the Woolwich's Board as a non-executive Director in July 1994 and was appointed Deputy Chairman in January 1995. He became Chairman in May 1995 and oversaw the conversion of The Woolwich Building Society to a public limited company in July 1997. A former senior partner of Coopers & Lybrand, Chartered Accountants, Sir Brian has served as Lord Mayor of London, President of the Institute of Chartered Accountants in England & Wales and the President of the British Computer Society. He is a director of several companies and Chairman of the Charities Aid Foundation. He is a member of the Board Remuneration, Board Nominations and Board Risk Committees.

7 Deputy Chairman
Sir Andrew Large

Sir Andrew Large (age 59) joined the Board in 1998 as Deputy Chairman. An Investment Banker from 1970-1990, he became a member of the Managing Board of Swiss Bank Corporation in 1987. As a regulator he held posts on the Takeover Panel, the Board of Banking Supervision, the Council of Lloyds and was Chairman of The Securities and Investments Board from 1992 to 1997. He has been a non-executive Director of a number of public companies including Nuclear Electric, Rank Hovis McDougall and Dowty Group. He is Chairman of the Board Risk Committee and a member of the Board Audit Committee.

8 Thomas David Guy Arculus

Thomas David Guy Arculus (age 55) joined the Board in 1997. He is Chairman of Severn Trent plc and a director of Geest plc. His previous positions include Chairman of IPC Group Limited and Group Managing Director of EMAP plc. He is a member of the Board Remuneration and Board Nominations Committees.

9 Hilary Mary Cropper CBE

Hilary Mary Cropper CBE (age 61) joined the Board in 1998. She is Executive Chairman of Xansa PLC, a leading supplier of business enabling technology services. She is a member of the Financial Reporting Council, an external adviser to the Home Civil Service Senior Appointments Selection Committee and a member of the Government's National Employment Panel. She is a member of the Board Audit Committee.

10 Sir Nigel Mobbs

Sir Nigel Mobbs (age 64) joined the Board in 1979. He is Chairman of Slough Estates plc and Bovis Homes Group PLC and a Director of Howard de Walden Estates. He is Lord-Lieutenant of Buckinghamshire. He is Chairman of the Board Audit Committee and a member of the Board Remuneration and Board Nominations Committees.

11 Sir Nigel Rudd DL

Sir Nigel Rudd DL (age 55) joined the Board in 1996. He is Chairman of Kidde PLC, non-executive Chairman of Pilkington PLC and Pendragon PLC and a non-executive Director and Deputy Chairman of The Boots Company PLC. He is Chairman of the Board Remuneration Committee and a member of the Board Nominations Committee.

12 Stephen George Russell

Stephen George Russell (age 56) joined the Board in October 2000 on completion of the acquisition of Woolwich plc. He joined Woolwich plc's board as a non-executive Director in 1998. He was Managing Director of Boots The Chemists Ltd from 1995 and joint Group Managing Director of The Boots Company PLC from 1997 until he became Chief Executive on 1st April 2000. He is a member of the Board Audit and Board Risk Committees.

13 Graham Martyn Wallace

Graham Martyn Wallace (age 53) joined the Board on 30th April 2001. He is Chief Executive of Cable and Wireless plc, a post he has held since February 1999. He joined Cable and Wireless in February 1997 as Chief Executive of Cable and Wireless Communications plc and was appointed a Director of Cable and Wireless plc in September 1998. Before joining Cable and Wireless, he held a number of Board positions at Granada Group, having joined as Head of Finance and Planning in 1986. He was appointed to the Board of Granada Group plc as Finance Director in 1989. He is a member of the Board Remuneration and Nominations Committees.

Barclays considers that its non-executive Directors are independent within the meaning of the Combined Code as they are independent of management and free from any business or other relationship which could materially interfere with the exercise of their material judgement. See also page 94.

Group Executive Committee members	Appointed
Matthew Barrett – Group Chief Executive	1999
John Stewart – Deputy Group Chief Executive	2000
Bob Diamond – Chief Executive, Barclays Capital	1997
Gary Dibb – Chief Administrative Officer	2000
Gary Hoffman – Chief Executive, Barclaycard	2001
Bob Hunter – Chief Executive, Barclays Private Clients	1999
Chris Lendrum – Chief Executive, Corporate Banking	1996
Robert Nimmo – Group Risk Director	2002
David Roberts – Chief Executive, Personal Financial Services	2001
John Varley – Group Finance Director	1996
David Weymouth – Chief Information Officer	2000

Officers	
Geoffrey Mitchell OBE – Chief Accountant	1996
Howard Trust – Group General Counsel and Group Secretary	1995

Directors' report

Profit attributable
The profit attributable to shareholders for the year amounted to £2,465m, compared with £2,473m in 2000.

Second interim dividends
Second interim dividends for the year ended 31st December 2001 of 43.5p per ordinary share and 10p per staff share have been approved by the Directors. The second interim dividends will be paid on 26th April 2002 in respect of the ordinary shares registered at the close of business on 1st March 2002 and in respect of the staff shares so registered on 31st December 2001. With the first interim dividends of 23p per ordinary share of £1 each and of 10p per staff share that were paid on 1st October 2001, the total distribution for 2001 is 66.5p (2000 58p) per ordinary share and 20p (2000 20p) per staff share. The dividends for the year absorb a total of £1,110m (2000 £927m).

Dividend Reinvestment Plan
Shareholders may have their dividends reinvested in Barclays PLC ordinary shares by participating in the Dividend Reinvestment Plan. The Plan is available to all shareholders provided that they do not live in, or are subject to the jurisdiction of, any country where their participation in the Plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details of the Plan and a mandate form should contact The Plan Administrator to Barclays at PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. Those wishing to participate for the first time in the Plan should send their completed mandate form to The Plan Administrator so as to be received by 5th April 2002 for it to be applicable to the payment of the second interim dividend on 26th April 2002. Existing participants should take no action unless they wish to alter their current mandate instructions, in which case they should contact The Plan Administrator.

Share capital
During the year, Barclays PLC purchased in the market for cancellation 5 million of its ordinary shares of £1 each at a total cost of £101m as part of its programme of returning excess capital to shareholders. These transactions represented some 0.3% of the issued ordinary share capital at 31st December 2001. As at 13th February 2002, the Company has an unexpired authority to repurchase further shares up to a maximum of 244 million ordinary shares.

In addition, ordinary share capital was increased by 11 million ordinary shares during the year as a result of the exercise of options under the SAYE and Executive Share Option Schemes, and at 31st December 2001 the issued ordinary share capital totalled 1,667 million shares.

Barclays PLC acquired 11 million new ordinary shares of £1 each in Barclays Bank PLC during 2001, of which 100,542 shares were issued in part consideration for the transfer of Woolwich plc from Barclays PLC. The remaining Barclays Bank PLC shares were acquired at a cost of £210m.

At the 2002 annual general meeting, a resolution will be proposed to divide each ordinary share of £1 each (issued and unissued) into 4 ordinary shares of 25p each.

Substantial shareholdings
At 13th February 2002, the Company has not been notified of any major interests in its shares as required by sections 198 to 208 of the Companies Act 1985.

Board membership
The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical, and is set out on pages 90 and 91. Graham Wallace was appointed as a non-executive Director on 30th April 2001. Peter Jarvis retired from the Board on 30th September 2001.

Retirement and re-election of Directors
In accordance with its articles of association, one-third (or the nearest whole number below one-third) of the Directors of Barclays PLC are required to retire by rotation at each annual general meeting, together with Directors appointed by the Board since the previous annual general meeting. The retiring Directors are eligible to stand for re-election. The Directors retiring by rotation at the 2002 annual general meeting and offering themselves for re-election are David Arculus, Hilary Cropper, Sir Andrew Large and John Varley. In addition, Graham Wallace, who was appointed a Director since the last annual general meeting, will be offering himself for re-election at the 2002 annual general meeting.

Directors' interests
Directors' interests in the shares of the Group on 31st December 2001, according to the register maintained under the Companies Act 1985, are shown on page 79. The register is available for inspection during business hours at the Group's Head Office and will be available for inspection at the 2002 annual general meeting.

Directors' emoluments and options
Information on emoluments and share options of Directors of Barclays PLC, in accordance with the Companies Act 1985 and the Listing Rules of the United Kingdom Listing Authority, is given in the report on corporate governance by the Board on pages 74 to 79 and in note 57 to the accounts.

For US disclosure purposes, the aggregate emoluments of all Directors and officers of Barclays PLC who held office during the year (2001 24 persons, 2000 26 persons) for the year ended 31st December 2001 amounted to £34,459,000 (2000 £28,476,000). In addition, the aggregate amount set aside for the year ended 31st December 2001, to provide pension benefits for the Directors and officers amounted to £702,000 (2000 £1,127,000). The aggregate emoluments of all Directors and officers of Barclays Bank PLC who held office during the year (2001 25 persons, 2000 27 persons) for the year ended 31st December 2001 amounted to £34,562,000 (2000 £28,623,000). In addition, the aggregate amount set aside by the Bank and its subsidiary undertakings, for the year ended 31st December 2001, to provide pension benefits for the Directors and officers amounted to £796,000 (2000 £1,132,000).

Activities
Barclays PLC Group is a UK-based financial services group engaged primarily in banking, investment banking and asset management. The Group operates through branches and offices in the UK and overseas. The activities of the Group are described on pages 6 to 9 and developments in the Group's business during the year and an indication of likely future developments are analysed in the Financial review on pages 10 to 62. Both of those sections are incorporated as part of this report.

Community involvement
Community support totalled £31.1m (2000 £26.3m).

Barclays gave £23.9m in support of the community in the UK (2000 £24.9m) and £2.2m was given in international support (2000 £1.4m). UK community support includes £9.6m of charitable donations (2000 £8.9m). £5m was distributed towards common charitable objectives from a charitable trust not controlled by Barclays.

Barclays is a member of the Percent Club – a group of companies that undertook to ensure that donations to the community in 2001 amounted to at least 1% of their UK pre-tax profit.

In line with the Group's policy, the Group made no political donations, as defined by the Companies Act 1985, in the UK during 2001.

Employee involvement
Barclays is committed to ensuring that employees share in the success of the company and have the opportunity to share their views and provide feedback on issues which are important to them.

Equality and diversity
Barclays is committed to giving full and fair consideration to applications for employment from people with disabilities and to continuing the employment of staff who become disabled and arranging any appropriate training to achieve this.

Creditors' payment policy
Barclays policy follows the DTI's Better Payment Practice Code, copies of which can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk. The Code states that a company should have a clear, consistent policy, adhered to by the finance and purchasing departments that payment terms are agreed at the outset and payment procedures explained to suppliers, that bills are settled in accordance with payment terms agreed with suppliers, that complaints are dealt with quickly and that suppliers are advised of disputes. Barclays values its suppliers and acknowledges the importance of paying invoices, especially those of small businesses, promptly. Normal policy is to pay all small business purchases within 30 days.

Creditor payment days are carefully monitored in the Group, using the systems which record the actual purchases and payments. Barclays estimate that for all UK supplies to Barclays Bank PLC, average creditor payment days in 2001 were 33 days.

Paragraph 12(3) of Schedule 7 to the Companies Act 1985 requires disclosure of trade creditor payment days. Disclosure is required by the Company, rather than the Group. The Group's principal trading subsidiary in the UK is Barclays Bank PLC, the accounts for which are prepared under Schedule 9 of the Companies Act 1985. The components for the trade creditor calculation are not easily identified in Schedule 9. However, by identifying as closely as possible the components required by the Schedule, the trade creditor payment days for Barclays Bank PLC for 2001 were 31 days (2000 32 days). This is an arithmetical calculation which includes property rentals and payments, and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

The auditors
PricewaterhouseCoopers have signified their willingness to continue in office and a resolution re-appointing them as auditors and authorising the Directors to determine their remuneration will be proposed at the 2002 annual general meeting. The Board Audit Committee approves and reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the balance of audit and non-audit fees paid to the auditors.

The annual general meeting
The annual general meeting will be held at The Queen Elizabeth II Conference Centre on 25th April 2002. The Notice of Meeting is included in the Annual Review and Summary Financial Statement 2001 sent to shareholders at the same time as this report.

By order of the Board
Howard Trust
Group Secretary
13th February 2002

Corporate governance

Introduction

Corporate governance is the system by which companies are managed and controlled. As a listed company, Barclays follows the United Kingdom Listing Authority's Combined Code – Principles of Good Governance and Code of Best Practice, which was published in June 1998 to implement the proposals of the Hampel Committee.

Barclays has complied with the provisions of the Combined Code for the year ended 31st December 2001 save for the formal appointment of a Senior Independent Director. As there are a number of senior non-executive Directors on the Board, including two non-executive Deputy Chairmen, the Board does not consider it necessary to appoint one individual as a Senior Independent Director.

Barclays is committed to business integrity and professionalism in all its activities. As part of this commitment, the Board supports the highest standards of corporate governance and the development of best practice. As such, we liaise with our major institutional investor bodies on corporate governance issues and consider the corporate governance policies of our main institutional investors. In addition, Barclays has adopted its own internal corporate governance guidelines which address the responsibilities of the Board and how they are met, the composition of the Board and selection procedures for new Directors and relationships with stakeholders.

In accordance with the requirements of the guidance "Internal control: Guidance for Directors on the Combined Code" issued by the Institute of Chartered Accountants in England and Wales, the Board has ensured that management has identified, measured and monitored a variety of risks managed by the Group through various control mechanisms. These risks and measures are explained on pages 34 to 59 of the Annual Report.

The Board and Board Committees

The Board consists of the Chairman, who is part-time and has no executive responsibilities, eight non-executive Directors and four executive Directors. Their details appear on pages 66 and 67. Executive Directors generally have responsibility for making and implementing operational decisions and running the Group's businesses. The non-executive Directors support the skills and experience of the executive Directors, by approving and monitoring the implementation of strategy and policy based on their knowledge and experience of other businesses and industries.

All the non-executive Directors on the Board are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Page 136 of this report contains a description of a strategic alliance between Barclaycard and Xansa, of which Hilary Cropper is Executive Chairman. Hilary Cropper has not, and will not, participate in discussions of this strategic alliance at the Board. Having considered the matter carefully, the Board has concluded that Hilary Cropper remains independent for these purposes.

The Board meets regularly and has a formal schedule of matters reserved to it. All Directors have access to the advice of the Group Secretary and Group General Counsel. Independent professional advice is also available to Directors in appropriate circumstances at the Company's expense.

The roles of our Chairman and Group Chief Executive are separate with a clear division of responsibilities between them. Following the appointment of new Directors to the Board, an induction programme is arranged, including visits to the Group's businesses and meetings with senior management as appropriate, to help them quickly to get a full understanding of the working of the Group.

At each annual general meeting one-third of the Directors (rounded down) retire and offer themselves for re-election. In practice, this means that every Director stands for re-election at least once every three years, in line with the provisions of the Combined Code.

Our Directors diligently support the work of the Board. During the year ended 31st December 2001, eleven Board meetings were held which included a full day's meeting for the discussion of the Group's strategy.

Board Committees

Specific responsibilities have been delegated to the Board committees. The four principal Board committees are:

Board Audit Committee

Sir Nigel Mobbs, Chairman
Hilary Cropper
Sir Andrew Large
Stephen Russell

The Board Audit Committee meets at least four times a year with the Group's senior management, the internal audit team and the external auditors to review, among other things, the Group's annual and interim financial statements, management reports and internal audit and compliance reports and the effectiveness of the Group's systems of internal control. It also approves and reviews the appointment and retirement of the external auditors, as well as their relationship with the Group, including monitoring the balance of audit and non-audit fees paid to the auditors.

Board Remuneration Committee

Sir Nigel Rudd, Chairman
David Arculus
Sir Brian Jenkins
Sir Nigel Mobbs
Graham Wallace

The Board Remuneration Committee meets at least four times a year, to consider matters relating to executive remuneration including remuneration policy for executive Directors, employee benefits and long-term incentive schemes.

Board Nominations Committee
Sir Peter Middleton, Chairman
David Arculus
Sir Brian Jenkins
Sir Nigel Mobbs
Sir Nigel Rudd
Graham Wallace

The Board Nominations Committee is chaired by the Group Chairman, except when the Committee is considering the succession of the Group Chairman, in which case the Chairman of the Board Remuneration Committee, Sir Nigel Rudd, also chairs the Board Nominations Committee. The Committee's other members are all non-executive Directors. The Committee considers and makes recommendations to the Board on all new Board appointments.

Board Risk Committee
Sir Andrew Large, Chairman
Matthew Barrett
Sir Brian Jenkins
Sir Peter Middleton
Stephen Russell

The Board Risk Committee currently meets twice a year to review and recommend to the Board policies and standards for the risk governance and risk management of the Group. It also reviews the overall risk appetite and risk profile of the Group.

Barclays report on remuneration

The role of the Remuneration Committee

The Remuneration Committee determines the Group's policy on the remuneration of executive Directors and the specific packages for each of the executive Directors, including base salary, bonus, long term incentives and terms of employment. This is done in consultation with the Chairman and Group Chief Executive. The remuneration of non-executive Directors is determined by the Board.

The Committee also has access to a range of independent executive remuneration consultants and regularly consults with the Group Human Resources Director on remuneration proposals.

Remuneration Committee members

The Committee is comprised exclusively of non-executive Directors:

Sir Nigel Rudd, Chairman
David Arculus
Sir Brian Jenkins
Sir Nigel Mobbs
Graham Wallace

During the year, Sir Nigel Rudd became Chairman of the Committee in succession to Peter Jarvis who retired from the Board in September. Graham Wallace joined the Committee in October in place of Hilary Cropper who ceased to be a member of the Committee on joining the Board Audit Committee.

The Committee members are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

The constitution and operation of the Committee comply with the Code of Best Practice provisions on Directors' Remuneration in 'The Combined Code' of the UK Listing Authority.

Our remuneration policy

We are committed to using reward to support a strong performance-oriented culture in which excellence is expected at every level in the organisation. Employees can expect outstanding reward for outstanding performance.

The remuneration policy for our executive Directors is:

» to align the interests of employees and shareholders to create value;
» to recognise excellent performance of the Group, business and individual;
» to encourage the right behaviours to achieve excellent performance;
» that reward is to be commercially competitive; and
» that reward is to be transparent, well communicated and easily understood.

The reward package for executive Directors

The reward package for the executive Directors and other senior executives comprises:

» base salary;
» annual bonus and the Executive Share Award Scheme;
» the Incentive Share Option Plan; and
» pension and other benefits.

The Committee reviews the elements of our reward package relative to the practice of other comparable organisations.

Base salary

This is a fixed cash sum, payable monthly. The Remuneration Committee reviews salaries each year as part of the total reward package recognising individual performance and experience as well as market practice.

Annual bonus and Executive Share Award Scheme (ESAS)

Annual bonuses reward individual and business performance. Managing for value has been our key focus over the last twelve months, growing the business and increasing value for shareholders. For the 2001 performance year we have linked the annual bonus for executive Directors to Group Economic Profit (EP) performance and individual performance. Bonuses could be zero if individual and/or Group performance were poor. Where an individual achieves outstanding performance and the Group exceeds its EP targets, this is reflected in the level of bonuses. The maximum bonuses that could have been earned for 2001 were 150% of base salary for the Group Chief Executive and 125% for other executive Directors.

Up to 75% of any bonus award is normally paid as cash and the balance as an award of shares under ESAS see page 76 for details.

Incentive Share Option Plan (ISOP)

The ISOP has been designed to provide the opportunity for individuals to receive rewards for exceptional performance and creating higher shareholder value. Under the ISOP, participants are granted options over Barclays PLC ordinary shares which are exercisable at the market price set at the time of grant. The number of shares over which options can be exercised depends upon Barclays performance against specific targets. In establishing the performance targets, the Committee has sought to encourage excellent business performance. For the options to be fully exercisable, we would have to be a leading business in our sector, relative to our peer group which is comprised of companies with similar business models and geographic coverage to Barclays.

Growth in Group Economic Profit – For all participants, the performance target is based on growth in Group Economic Profit over three years. This measure is designed to encourage both profitable growth and the efficient use of capital. For the ISOP, EP is a measure based on profit after tax and minority interests less a charge for the cost of average shareholders' funds.

Total Shareholder Return (TSR) – For the most senior participants, awards above a threshold are also subject to a tougher performance measure based on TSR measured against a financial services peer group. This peer group comprises 11 UK and internationally based financial institutions which have been chosen to reflect Barclays business and geographic mix.

The Committee sets a target award for each participant in line with market practice for comparable positions. Options must normally be held for three years before they can be exercised and lapse ten years after grant if not exercised.

To ensure that growth is achieved on a sustained basis, no options will become exercisable if cumulative EP is lower than that of the previous three-year period, including those options subject to the TSR performance target.

For options subject to the EP performance measure, where the cumulative EP is below the target range at the end of the three year performance period, options over half of the target award shares will become exercisable. Where the cumulative EP is above the target range, the options over double the number of target award shares will become exercisable.

A relative ranking of sixth place or higher will result in those options subject to the TSR measure becoming exercisable at the third anniversary after grant. If the Company is ranked fourth, fifth or sixth in the peer group, the options will become exercisable over the target award shares. If the Company is ranked third, second or first in the peer group then the options will become exercisable over double, triple or quadruple the target award shares, respectively. However, if the Company is ranked below sixth after three years, there will be a retest on the fourth anniversary, over the full four-year period. If the Company is not ranked sixth or higher after four years, the options will lapse.

At the start of the performance period for 2002, the initial peer group will be ABN Amro, Abbey National, BBV Argentaria, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered.

Sharesave

All eligible employees including executive Directors have the opportunity to participate in Barclays Sharesave Scheme. Each participant may save up to £250 per month to purchase Barclays shares at a discount. For the 2001 grant, the discount was 20% of the market value at the time the option was granted.

Share Incentive Plan

The Share Incentive Plan was introduced in January 2002 (following approval at the 2000 AGM of an all employee share ownership plan). The plan is open to all eligible UK employees including executive Directors. Under the plan, participants will be able to purchase up to £125 worth of Barclays shares each month which if kept in trust for five years can be withdrawn from the plan tax-free. Any shares in the plan will earn dividends in the form of additional shares.

Pensions

A pension is payable on retirement at contractual retirement date (normally 60), and is calculated either by reference to a Director's length of service and pensionable salary or to a money purchase arrangement.

Matthew Barrett is not a member of the Group's main pension scheme. A notional fund was accrued on his behalf outside the pension scheme. Please see page 75 for further details.

Service Contracts

The Group has service contracts with its Chairman, executive Directors and senior executives. The service contracts provide for a notice period from the Group of one year and normally for retirement at age 60.

The service contract with John Varley, who will be seeking re-election at the annual general meeting in 2002, provides for a notice period of one year in line with the other executive Directors.

If Matthew Barrett's contract is terminated following a change of control of Barclays, pre-determined compensation is payable equivalent to twice annual basic salary, pension contribution, bonus and other benefits. These provisions were part of the arrangements for Matthew Barrett's appointment.

The Remuneration Committee has considered the extent to which executive Directors' service contracts should deal with payments in the event of termination of the contract. The Committee's approach when considering payments in the event of termination is to review individual circumstances including contractual arrangements and to take a decision based on this information.

Non-executive Directors

The Board determines the fees of non-executive Directors. Fees reflect individual responsibilities including membership of Board Committees. Non-executive Directors are not normally eligible for bonuses.

David Arculus, Hilary Cropper, Sir Andrew Large and Graham Wallace, who will all be seeking re-election at the 2002 annual general meeting, do not have service contracts.

Barclays encourages its non-executive Directors to build up a holding in the Company's shares. Non-executive Directors fees normally include an amount of not less than £7,500 which, after tax, is used to buy shares in the Company for each non-executive Director. These shares, together with reinvested dividends, are retained on behalf of non-executive Directors until they retire from the Board. They are included in the table of Directors' interests in ordinary shares of Barclays PLC on page 79.

2001 Annual Remuneration[a]

	Salary & fees £000	Benefits (b) £000	Annual cash bonus £000	2001 Total £000	2000 Total (c) £000	Executive Share Award Scheme ESAS (d) 2001 £000	Executive Share Award Scheme ESAS (d) 2000 £000
Chairman							
Sir Peter Middleton	400	9	–	409	556	–	–
Executive							
MW Barrett	850	247	765	1,862	1,742	331	276
CJ Lendrum	387	7	270	664	615	117	114
JM Stewart (e)	460	9	310	779	154	135	–
JS Varley	445	7	345	797	665	149	114
Non-executive (f)							
TDG Arculus	43	–	–	43	42	–	–
HM Cropper	42	–	–	42	41	–	–
PJ Jarvis (g)	36	–	–	36	49	–	–
Sir Brian Jenkins	100	–	–	100	18	–	–
Sir Andrew Large	175	–	–	175	175	–	–
Sir Nigel Mobbs	70	–	–	70	61	–	–
Sir Nigel Rudd	49	–	–	49	45	–	–
SG Russell	44	–	–	44	7	–	–
GM Wallace (h)	26	–	–	26	–	–	–

Notes

(a) Emoluments include amounts, if any, payable by subsidiary undertakings and by other companies where services are undertaken at the Group's request.

(b) The Chairman and executive Directors receive benefits in kind, which may include the use of a company vehicle, housing allowance, medical health insurance and beneficial loans, on similar terms to other senior executives.

(c) The 2000 figures include any amount paid under the Profit Sharing Scheme. 2000 was the final year for awards to be made under the scheme.

(d) The amounts shown for ESAS 2001 represent payments which are expected to be made to the trustee to fund the provisional allocation of shares in 2002, including a maximum potential 30% bonus share element. Refer to page 72 for further details about ESAS.

(e) The Board has decided that John Stewart should lead the second phase of the Woolwich integration process for the period from July 2001 to the end of 2002. The Board considered that it was important to the success of the integration process to reward and retain Mr Stewart in this period to maximise shareholder value through further synergies. On 11th July 2001, John Stewart was therefore granted a special bonus opportunity of up to a maximum value of £900,000 payable on or before 31st March 2003 based upon the level of his achievement by 31st December 2002 of three performance metrics which include cost savings and business development.

The bonus would not be payable to John Stewart if he has terminated his employment with Barclays (or given notice of termination) or if his employment has been terminated by Barclays for cause, on or before 31st December 2002. The amount and basis for determining John Stewart's entitlement cannot be altered to his advantage without prior approval of shareholders in general meeting (except for certain minor amendments including amendments to deal with changes in legislation or taxation). Any bonus payable would not be pensionable.

(f) Fees to non-executive Directors (with the exception of Sir Andrew Large) include an amount of not less than £7,500 which, after tax, is used to buy Barclays PLC ordinary shares for each non-executive Director. Further details of the scheme are outlined on page 73.

(g) Peter Jarvis retired from the Board on 30th September 2001.

(h) Fees for Graham Wallace are in respect of services since his appointment as non-executive Director on 30th April 2001.

Executive Directors' annual pension accrued assuming retirement at contractual age

	Age as at 31st December 2001	Years of service	At 31st December 2000 £000	Increase for inflation £000	Pension accrued during 2001 (a) £000	At 31st December 2001 £000	Other contributions made in 2001 £000
Executive							
MW Barrett (b)	57	2	–	–	–	–	**425**
CJ Lendrum (c)	54	32	189	6	**29**	**224**	**–**
JM Stewart (d)	52	24	226	7	**2**	**235**	**–**
JS Varley (c)	45	19	123	4	**24**	**151**	**–**

Notes

(a) Pension accrued during the year represents the increase in accrued pension (excluding inflation at the prescribed rate) which occurred either during the entire year, or during that part of the year for which the executive was also a Director. All pensions are reviewed annually, with a guaranteed increase in line with retail price inflation, up to a maximum of 5%.

(b) Matthew Barrett is not a member of the Group's main pension scheme. A notional fund was accrued on his behalf outside the pension scheme. In the event of Matthew Barrett's death before retirement a capital sum of up to four times salary would be payable.

(c) The Group's main pension scheme is a non-contributory scheme and provides that, in the case of death before retirement, a capital sum of up to four times salary is payable, together with a spouse's pension of approximately 50% of the member's prospective pension at retirement. For death in retirement, a spouse's pension of approximately 50% of the member's pre-commutation pension is payable. If a member who has been granted a deferred pension dies before their pension becomes payable, their widow/widower will immediately be paid a pension of 50% of their deferred pension. In all circumstances, children's allowances are payable, usually up to the age of 18. Enhanced benefits are payable if a member is unable to continue to work as a result of serious ill health. Chris Lendrum and John Varley are members of the main pension scheme and are entitled to enhanced benefits that will give them two-thirds of their pensionable salary at age 60.

(d) John Stewart is entitled to a pension of up to two-thirds of the pensionable salary at age 60. For service to 30th June 2001, he accrued pension rights with minimum annual increases of 3% and no State Pension offset in the Woolwich Pension Fund. The Woolwich Pension Fund is similar to the main scheme except that employees contribute at the rate of 3% of pensionable salary. From 1st July 2001, John Stewart became a member of the Group's main pension scheme for future pension accrual.

Executive Directors: shares provisionally allocated and shares under option under Executive Share Award Scheme (ESAS)[a]

		During 2001							
	Number at 1st January 2001	Awarded in respect of the results for 2000	Released (b)	Market price at release date (£)	Number at 31st December 2001	Nil cost option granted at 3rd anniversary (c)	Date from which exercisable	Latest expiry date	Awarded in 2002 in respect of the results for 2001(d)
Chairman									
Sir Peter Middleton	6,715	–	(4,324)	18.83	2,391	–	–	–	–
Executive									
MW Barrett	18,127	12,327	–	–	30,454	–	–	–	15,977
CJ Lendrum	16,042	5,076	(2,621)	18.83	18,497	1,881	23/03/01	22/03/03	5,640
JM Stewart	–	–	–	–	–	–	–	–	6,485
JS Varley	55,490	5,076	(7,249)	18.83	53,317	18,249	23/03/01	22/03/03	7,207

Notes

(a) Awards under ESAS are granted in the form of provisional allocations over Barclays PLC ordinary shares which do not give rise to any entitlement to these shares. Normally, the trustees will permit the executive to call for the shares from the end of the third year from grant of an award by granting a right to acquire shares (a nil cost option) exercisable for two years. If the right is not exercised, the trustees may at the end of the fifth year release all of the shares, including bonus shares equal to 30% of the basic award. If the right is exercised, an executive may lose the opportunity of receiving one-third of the bonus shares. The number of shares shown in the table includes the bonus shares.

(b) The trustees may release additional shares to participants which represent accumulated net dividends in respect of shares under award. During 2001, the trustees released the following accumulated dividend shares: 852 to Sir Peter Middleton and 509 to Chris Lendrum. These are not awarded as part of the original award and consequently are not included in the Released column.

(c) The shares under option shown in this column are already included in the numbers shown at 1st January 2001 and relate to provisional allocations made in 1998 except that the figures do not include accumulated dividend shares under option as follows: 137 shares for Chris Lendrum and 1,333 shares for John Varley.

(d) The awards in respect of 2001 were made in February 2002. The shares awarded represent shares purchased by the trustees after 19th February 2002 at £20.75 in respect of a recommendation by the Company for an award, including a maximum potential 30% bonus shares of £331,500 to Matthew Barrett, £117,000 to Chris Lendrum, £134,550 to John Stewart and £149,500 to John Varley.

Executive Directors: shares under option under Incentive Share Option Plan (ISOP)[(a)] [(b)]

	Number held as at 1st January 2001		During 2001				Information as at 31st December 2001				
			Granted		Exercised	Lapsed					
	Target Award Shares	Maximum number over which potentially exercisable	Target Award Shares	Maximum number over which potentially exercisable			Target Award Shares	Maximum number over which potentially exercisable	Exercise price per share £	Date from which exercisable	Expiry Date
MW Barrett											
EP	10,000	20,000	–	–	–	–	10,000	20,000	15.63	18/05/03	17/05/10
TSR	54,000	216,000	–	–	–	–	54,000	216,000	15.63	18/05/03	17/05/10
EP	–	–	10,000	20,000	–	–	10,000	20,000	21.36	12/03/04	11/03/11
TSR	–	–	75,000	300,000	–	–	75,000	300,000	21.36	12/03/04	11/03/11
CJ Lendrum											
EP	10,000	20,000	–	–	–	–	10,000	20,000	15.63	18/05/03	17/05/10
TSR	17,000	68,000	–	–	–	–	17,000	68,000	15.63	18/05/03	17/05/10
EP	–	–	10,000	20,000	–	–	10,000	20,000	21.36	12/03/04	11/03/11
TSR	–	–	20,000	80,000	–	–	20,000	80,000	21.36	12/03/04	11/03/11
JM Stewart											
EP	–	–	10,000	20,000	–	–	10,000	20,000	21.36	12/03/04	11/03/11
TSR	–	–	20,000	80,000	–	–	20,000	80,000	21.36	12/03/04	11/03/11
JS Varley											
EP	10,000	20,000	–	–	–	–	10,000	20,000	15.63	18/05/03	17/05/10
TSR	20,000	80,000	–	–	–	–	20,000	80,000	15.63	18/05/03	17/05/10
EP	–	–	10,000	20,000	–	–	10,000	20,000	21.36	12/03/04	11/03/11
TSR	–	–	20,000	80,000	–	–	20,000	80,000	21.36	12/03/04	11/03/11

Notes

(a) The Register of Directors' Interests which shows full details of Directors' current share awards and options, is available for inspection at the Group's head office in London.

(b) For details of the performance targets which must be satisfied for options to become exercisable and the extent to which options will become exercisable see pages 72 and 73.

No options either lapsed or were exercised during the year. As there were no options exercised during the year, the table does not show the market price on exercise date.

Executive Directors: shares under option under Sharesave[(a)] [(b)]

	Number held at 1st January 2001	During 2001		Information as at 31st December 2001					
		Granted	Exercised	Number at 31st December 2001	Exercise price per share £	Weighted average exercise price £	Market price on date of exercise £	Date from which exercisable	Latest expiry date
MW Barrett	766	–	–	766	–	12.64	–	1/11/03	30/04/04
CJ Lendrum	978	–	–	978	–	7.97	–	1/11/03	30/04/04
JM Stewart (c)	1,397	–	–	1,397	–	12.34	–	1/07/03	31/12/03
JS Varley	2,164	1,024	2,164	1,024	7.97	16.47	20.495	1/11/06	30/04/07

Notes

(a) The Register of Directors' Interests which shows full details of Directors' current share awards and options is available for inspection at the Group's head office in London.

(b) Please see page 73 for details of the Sharesave Scheme.

(c) John Stewart was previously awarded an option over Woolwich plc shares. This option was rolled over into an option over Barclays PLC shares in accordance with the scheme of arrangement for the acquisition of Woolwich plc. These figures represent options held under the Woolwich plc Sharesave Scheme.

Closed Group incentive schemes (PSP, ESOS and Woolwich ESOP)

In addition, executive Directors continue to have interests under the Performance Share Plan (PSP), Executive Share Option Scheme (ESOS) and Woolwich Executive Share Option Plan (ESOP) (as indicated in the table below). No further awards will be made under these schemes. Under PSP, executives were awarded a right to acquire shares, the number of which is determined by the Company's relative TSR performance against a FT-SE 100 index comparator group of companies. Under the ESOS, options granted (at market value) to executives are exercisable only if the growth in earnings per share of the Company over a three year period is, at least, equal to the percentage increase in the UK Retail Prices Index plus 6%, over the same period. The performance targets for the 1997, 1998 and 1999 ESOS grants have been met.

Under the ESOP, options originally granted over Woolwich plc shares at market value have either been exchanged, in accordance with the proposals made under the Offer to acquire Woolwich plc, for options over Barclays PLC shares or were exercisable until 24th April 2001, after which they lapsed in accordance with the plan rules and the performance conditions set at the time of grant are disapplied.

Directors: awards under closed Group incentive schemes[a]

	Number at 1st January 2001	During the year		Number at 31st December 2001	Exercise price per share £	Market Price on exercise date £	Weighted average exercise price	Date from which exercisable	Latest expiry date
		Exercised	Lapsed						
MW Barrett (b)									
ESOS	191,657	–	–	191,657	–	–	17.74	04/10/02	03/10/09
PSP	47,914	–	–	47,914	–	–		04/10/02	03/10/09
CJ Lendrum									
ESOS	15,000	–	–	15,000			7.04	30/08/98	29/08/05
PSP (c)	24,871	(10,143)	(746)	13,982	N/A	21.97	–	06/09/02	05/09/09
JM Stewart									
Woolwich	134,013	–	–	134,013	–	–	15.01	28/04/01	16/02/10
ESOP (d)			–						
JS Varley									
PSP (c)	24,871	(10,143)	(746)	13,982	N/A	21.97	–	06/09/02	05/09/09
Sir Andrew Large									
PSP (c) (e)	11,201	(10,433)	(768)	–	N/A	18.43	–	–	–

Notes

(a) The Register of Directors' Interests which shows full details of Directors' current share awards and options, is available for public inspection at the Group's Head Office in London.

(b) The independent trustee of the Barclays Group (PSP and ESOS) employees' benefit trust granted Matthew Barrett a share award in 1999 comprising (i) an option on similar terms to options granted under ESOS and (ii) an award on similar terms to awards granted under PSP. For convenience these are described as granted under ESOS and PSP in the above table.

(c) In accordance with the rules of PSP, a proportion of Chris Lendrum's, John Varley's and Sir Andrew Large's 1998 awards lapsed as the performance conditions were not fully satisfied. Under PSP a participant pays £1 to exercise an award, irrespective of the number of shares involved.

(d) Under the Woolwich ESOP, John Stewart held an option over Woolwich plc shares. This was rolled over into a new option over Barclays PLC shares under the terms of the Woolwich ESOP in accordance with proposals offered to all Woolwich employees participating in The Woolwich ESOP following the acquisition of Woolwich plc.

(e) The award to Sir Andrew Large was made in 1998 whilst he was an executive Director.

Directors: interests in ordinary shares of Barclays PLC[(a)]

	At 1st January 2001 (b)		At 31st December 2001	
	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Chairman				
Sir Peter Middleton	34,533	22,900	38,594	1,500
Executive				
MW Barrett	25,000	–	26,089	–
CJ Lendrum	36,247	–	42,261	–
JM Stewart (c)	642	–	1,006	–
JS Varley	33,863	–	44,654	–
Non-executive				
TDG Arculus	2,249	–	2,441	–
HM Cropper	1,792	–	1,993	–
Sir Brian Jenkins	500	26,300	635	26,300
Sir Andrew Large	799	7,500	7,058	7,500
Sir Nigel Mobbs	10,914	5,000	11,123	5,000
Sir Nigel Rudd	1,511	–	1,732	–
SG Russell	1,109	–	1,271	–
GM Wallace	–	–	531	–

Notes

(a) Beneficial interests in the table above represent shares held by Directors, either directly or through a nominee, their spouse and children under 18. They include any interests held through the 1991 UK Profit Sharing Schemes, but do not include any awards or provisional allocations under ESAS, ISOP, PSP, ESOS, SAYE schemes or under the Woolwich Sharesave or the Woolwich plc 2000 Sharesave Scheme (together The Woolwich SAYE), or The Woolwich ESOP. At 31st December 2001 Sir Peter Middleton, Sir Andrew Large and the executive Directors together with other senior executives were potential beneficiaries in respect of a total of 10,480,077 Barclays PLC ordinary shares (1st January 2001 7,724,782) held by the trustees of the Barclays Group Employees' Benefit Trusts. At 13th February 2002 a total of 10,478,940 shares were held by the trustees.

(b) Or date appointed to the Board if later.

(c) At 31st December 2001 John Stewart together with other senior executives from Woolwich plc, was a potential beneficiary in respect of a total of 470,799 Barclays PLC ordinary shares held by the trustee of the Woolwich Qualifying Employee Share Ownership Trust. At 13th February 2002 a total of 470,799 shares were held by the trustees.

There were no changes in any of the Directors' interests in shares shown above between 31st December 2001 and 13th February 2002.

Relations with Shareholders

Meetings with Barclays principal institutional investors are held on a regular basis and the agenda and format of the annual general meeting provide a forum for questions from private shareholders.

The annual general meeting in 2002 is an opportunity for shareholders to ask questions of the Board, including the chairmen of the Board Audit, Board Remuneration and Board Nominations Committees. Voting at Barclays annual general meetings is conducted by poll so that the votes of those shareholders who cannot attend are taken into account.

Accountability and Audit

Going concern
The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the 'going concern' basis for preparing the accounts.

Internal control
The Directors have responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout the year ended 31st December 2001, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance 'Internal Control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales. The Board regularly reviews these processes through the Board committees.

The Directors review the effectiveness of the system of internal control annually. An internal control compliance certification process is conducted throughout the Group in support of this review. The effectiveness of controls is periodically reviewed within the business areas. Quarterly risk reports are made to the Board covering all risks of Group significance including credit risk, market risk, operational risk, and legal and compliance risk. In between the full reports the Board receives a monthly update on any risk matters that need to be brought to the Board's attention. Regular reports are made to the Board Audit Committee by management, Group Internal Audit, PricewaterhouseCoopers and the compliance and legal functions covering particularly financial controls, compliance and operational controls. Reports covering risk measurement standards and risk appetite are made to the Board Risk Committee.

The key document for the Group's internal control processes is the record of Group Governance practices which describes the Group's governance and control framework and details Group policies and processes. The record of Group Governance practices is reviewed and approved on behalf of the Group Chief Executive by the Group Governance and Control Committee. Further details of risk management procedures are given in the Financial Review on pages 34 to 59.

The system of internal financial and operational controls is also subject to regulatory supervision in the United Kingdom and overseas, as explained under Supervision and Regulation on pages 63 to 65.

Statement of Directors' responsibilities for accounts
The following statement, which should be read in conjunction with the Auditors' report set out on page 81, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that, in preparing the accounts on pages 82 to 143 and 166 to 174 and the additional information contained on pages 74 to 79, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Signed on behalf of the Board
Sir Peter Middleton
13th February 2002

Auditors' reports

Independent auditors' report to the members of Barclays PLC

We have audited the accounts on pages 82 to 143 which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention, as modified by the revaluation of certain assets, and the accounting policies set out on pages 82 to 87 and certain additional directors' remuneration disclosures contained on pages 74 to 79.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' responsibilities on page 80.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company or Group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only Financial data, Business Description, Financial review, Directors' report and Corporate governance.

We review whether the corporate governance statement reflects the Company's and Group's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion
In our opinion the accounts give a true and fair view of the state of the state of affairs of the Company and the Group at 31st December 2001 and of the profit of the Company and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors
London, England, 13th February 2002

US audit report of Independent Accountants to the Board of Directors and shareholders of Barclays PLC and Barclays Bank PLC

We have audited the accompanying consolidated financial statements of Barclays PLC and its subsidiary undertakings on pages 82 to 161 and Barclays Bank PLC and its subsidiary undertakings on pages 166 to 175. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclays PLC and its subsidiary undertakings and Barclays Bank PLC and its subsidiary undertakings at 31st December 2001 and 2000, and the results of their operations and their cash flows for each of the years in the period ended 31st December 2001 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31st December 2001 and the determination of the consolidated shareholders' equity at 31st December 2001 and 2000 to the extent summarised in note 63 and note i to the consolidated financial statements, as restated.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors
London, England, 13th February 2002.

Accounting policies

Summary of significant accounting policies

a Accounting convention

The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain assets held for dealing purposes, assets held in the long-term assurance business and the investment in Barclays Bank PLC in the balance sheet of Barclays PLC. They are prepared in accordance with applicable accounting standards of the Accounting Standards Board (ASB) and pronouncements of its Urgent Issues Task Force (UITF) and with the Statements of Recommended Accounting Practice (SORPs) issued by the British Bankers' Association (BBA).

Changes to the accounting policies described in the 2000 Annual report are set out on page 86.

b Consolidation and format

The consolidated accounts have been prepared in compliance with Sections 230, 255, 255A and 255B of, and Schedule 9 to, the Companies Act 1985 (the Act). The profit and loss account and balance sheet of Barclays PLC have been prepared in compliance with Section 226 of, and Schedule 4 to, the Act.

The consolidated accounts include the accounts of Barclays PLC and its subsidiary undertakings made up to 31st December. Entities that do not qualify as subsidiaries but which give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary are included in the consolidated accounts. Details of the principal subsidiary undertakings are given in note 44. In order to reflect the different nature of the shareholders' and policyholders' interests in the retail long-term assurance business, the value of the long-term assurance business attributable to shareholders is included in Other Assets and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

As the consolidated accounts include partnerships where a Group member is a partner, advantage has been taken of the exemption given by Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 with regard to the preparation and filing of individual partnership accounts.

c Shares in subsidiary undertakings

Barclays PLC's investment in Barclays Bank PLC together with Barclays Bank PLC's investments in subsidiary undertakings are stated at the amount of the underlying net asset, including attributable goodwill. Changes in the value of the net assets are accounted for as movements in the revaluation reserve.

d Interests in associated undertakings and joint ventures

An associated undertaking generally is one in which the Group's interest is more than 20% and no more than 50% and where the Group exercises a significant influence over the entity's operating and financial policies. A joint venture is one where the Group holds an interest on a long-term basis and which is jointly controlled by the Group and one or more other venturer. The profit and loss account includes income from interests in associated undertakings and joint ventures based on accounts made up to dates not earlier than 3 months before the balance sheet date. Interests in associated undertakings and joint ventures are included in the consolidated balance sheet at the Group's share of the book value of the net assets of the undertakings concerned plus unamortised goodwill arising on the acquisition of the interest.

e Goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings and joint ventures. It represents the excess of cost over fair value of the Group's share of net assets acquired.

In accordance with Financial Reporting Standard (FRS) 10, goodwill is capitalised as an intangible asset and amortised through the profit and loss account over its expected useful economic life. For acquisitions prior to 1st January 1998, the Group accounting policy had been to write off goodwill directly to reserves. The transitional arrangements of FRS 10 allow this goodwill to remain eliminated. In the event of a subsequent disposal, any goodwill previously charged directly against reserves prior to FRS 10 will be written back and reflected in the profit and loss account.

The useful economic life of the goodwill is determined at the time of the acquisition giving rise to it by considering the nature of the acquired business, the economic environment in which it operates and period of time over which the value of the business is expected to exceed the values of the identifiable net assets. For acquisitions in more volatile economic environments, such as emerging markets, goodwill is generally considered to have useful economic life of 5 years. For all other acquisitions, goodwill is generally expected to have a useful economic life of 20 years. In all cases, goodwill is amortised over its useful economic life and is subject to regular review as set out in policy k.

For the purpose of calculating goodwill, fair values of acquired assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value. This discounting is performed using either market rates or by using risk free rates and risk adjusted expected future cash flows.

f Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at rates of exchange ruling on the balance sheet date. Overseas profits and losses are translated into sterling at average rates of exchange for the year. Profits arising in areas experiencing hyper-inflation are adjusted to recognise its effect on the worth of the working capital employed. Exchange differences arising from the application of closing rates of exchange to the opening net assets held overseas, to the retranslation of the result for the year from the average rate to the closing rate and to related foreign currency borrowings are taken directly to reserves. All other exchange profits and losses, which arise from normal trading activities, are included in the profit and loss account.

g Shareholders' interest in the retail long-term assurance fund

The value of the shareholders interest in the Group's retail long-term assurance business represents an estimate of the net present value of the profits inherent in the in-force policies, based on the advice of qualified actuaries, together with the surplus retained within the long-term assurance funds. This value is calculated after tax. Changes in the value placed on the long-term assurance business attributable to shareholders are included in the profit and loss account. For the purpose of presentation, the change in value is grossed up at the effective rate of corporation tax except for pure tax benefits. In estimating the net present value of the profits inherent in the in-force policies, the calculations use assumed economic parameters (future investment returns, expense inflation and risk discount rate), taxation, mortality, persistency, expenses and the required levels of regulatory and solvency capital. Each of these assumptions is reviewed annually. The returns on fixed interest investments are set to market yields at the period end. The returns on UK and overseas equities and property are set relative to fixed interest returns plus a margin to reflect the additional return expected on these investments. The expense inflation assumption reflects long-term expectations of both earnings and retail price inflation. The risk discount rate is set to market yields on Government securities plus a margin to allow for the risks borne. The mortality, persistency and expense assumptions are chosen to represent best estimates of future experience and are based on current business experience. No credit is taken for favourable changes in experience unless it is reasonably certain to be delivered. The projected tax charges and the required levels of regulatory and solvency capital are based on current legislation.

h Revenue recognition

Interest income is recognised in the profit and loss account as it accrues, with the exception of interest on non-performing loans as set out in accounting policy l below.

Fee income relating to loans and advances is recognised in the profit and loss account to match the cost of providing a continuing service, together with a reasonable profit margin. Where a fee is charged in lieu of interest, it is recognised in the profit and loss account as interest receivable on a level yield basis over the life of the advance. Fees and commissions receivable in respect of all other services provided are recognised in the profit and loss account when the related services are performed and when considered recoverable.

Income arises from the margins which are achieved through market-making and customer business and from changes in market value caused by movements in interest and exchange rates, equity prices and other market variables. On- and off-balance sheet trading positions are valued on a mark to market basis. The resulting income is included in dealing profits along with interest and dividends arising from long and short positions and funding costs relating to trading activities.

i Lending related fees and commissions payable and incentives

Fees and commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution, are charged to the profit and loss account as fees and commissions payable, over the anticipated life of the loans.

The costs of mortgage incentives, which comprise cashbacks and interest discounts, are charged to the profit and loss account as a reduction to interest receivable as incurred.

The amount of a fee payable by a borrower in respect of high loan to value UK residential secured loans representing an insurance premium is deferred and included in accruals and deferred income in the Group balance sheet. Following regular reviews of the amount of deferred income required to cover anticipated losses in respect of this lending, deferred income is released to the profit and loss account on an annual basis.

j Depreciation

Tangible fixed assets are depreciated on a straight-line basis over their useful economic lives at the following annual rates:

Freehold buildings and long-leasehold property (more than 50 years to run)	2%
Leasehold property (less than 50 years to run)	over the remaining life of the lease
Costs of adaptation of freehold and leasehold property*	10%
Equipment installed in freehold and leasehold property*	10%
Computers and similar equipment	20%-33%
Fixtures and fittings and other equipment	20%

* Where a leasehold has a remaining useful life of less than 10 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

The Group selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

No depreciation is provided on freehold land.

k Impairment

Tangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11 if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realisable value and value in use. Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs. If the occurrence of an external event gives rise to a reversal of an impairment loss, the reversal is recognised in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generates income that is largely independent of other income streams. The assets and liabilities include those directly involved in generating the income and an appropriate proportion of those used to generate more than one income stream.

l Bad and doubtful debts

Specific provisions are raised when the Group considers that the credit-worthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt. Typically, this is done on an individual basis, although scope exists within the retail businesses, where the portfolio comprises homogeneous assets and where statistical techniques are appropriate, to raise specific provisions on a portfolio basis.

General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such. These provisions are adjusted at least half yearly by an appropriate charge or release of general provision based on a statistical analysis. The accuracy of this analysis is periodically assessed against actual losses. Gradings are used to rate the credit quality of borrowers. Each grade corresponds to an Expected Default Frequency and is calculated by using manual or computer driven score-sheets validated by an analysis of the Group's own historic data. This grade can be derived from different sources depending upon the borrower (e.g. internal model, credit rating agency). The general provision also takes into account the economic climate in the market in which the Group operates and the level of security held in relation to each category of counterparty. The general provision includes a specifically identified element to cover country transfer risk calculated on a basis consistent with the overall general provision calculation. General provisions are created with respect to the recoverability of assets arising from off-balance sheet exposures in a manner consistent with the general provisioning methodology.

The aggregate specific and general provisions which are made during the year, less amounts released and recoveries of bad debts previously written off, are charged against operating profit and are deducted from loans and advances. Impaired lendings are written off against the balance sheet asset and provision in part, or in whole, when the extent of the loss incurred has been confirmed.

If the collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account. Although it continues to be charged to the customers' account, the suspense account in the balance sheet is netted against the relevant loan. If the collection of interest is considered to be remote, interest is no longer applied and suspended interest is written off. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up-to-date and future payments are reasonably assured.

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the original advance updated as at the date of the exchange. Any subsequent impairment is accounted for as a specific provision.

m Debt securities and equity shares

Investment securities are debt securities and equity shares intended for use on a continuing basis by the Group and identified as such. Investment securities are stated at cost less any provision for impairment. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts on purchase over the period to redemption. The amortisation of premiums and discounts is included in Interest receivable.

Other debt securities and equity shares are stated at market value and profits and losses arising from this revaluation are taken directly to the profit and loss account through dealing profits. Listed securities are valued based on mid-market prices and unlisted securities are valued based on the Directors' estimate, which takes into consideration discounted cash flows, price earnings ratios and other valuation techniques.

In the case of private equity investments, listed and unlisted investments are stated at the lower of cost less any provision for permanent diminution in value.

Investment and other securities may be lent or sold subject to a commitment to repurchase them. Securities lent or sold are retained on the balance sheet where substantially all the risks and rewards of ownership remain with the Group. Similarly, securities purchased subject to a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership.

n Pensions and other post-retirement benefits

The Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits in overseas locations vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. The majority of UK staff are members of The Barclays Bank UK Retirement Fund (the UK Fund) which comprises a funded defined benefit scheme and a money purchase scheme for new joiners since July 1997. Staff do not make contributions for basic pensions. Other UK staff are covered by broadly comparable schemes and are accounted for on comparable basis. The assets of the UK Fund are held separately from the assets of the Group and are administered by a trustee. The pension cost is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees. The basis of estimation is set out in note 5 on page 96. The Group also provides post-retirement health care to certain staff and pensioners in the UK and US, the cost of which has been accrued on a similar basis. Provisions for post retirement benefits are raised to cover the expected cost of providing the benefits.

o Finance leases

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, other than legal title, are classified as finance leases. Finance lease receivables are included in loans and advances to customers. Gross earnings under finance leases are allocated to accounting periods in such a way as to give a constant periodic rate of return on the net cash investment. Finance lease receivables are stated at the cost of the equipment, including gross earnings to date, less rentals received to date.

p Deferred tax

Deferred tax is provided using the liability method on timing differences between the accounting and tax treatment of income and expense where it is considered probable that a liability to tax will crystallise. The provision is calculated using the rates expected to be applicable when the liability crystallises.

q Non-credit risk provisions

Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation and it can be reliably estimated.

When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated income. The provision is discounted using market rates to reflect the long-term nature of the cashflows.

When the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of the restructuring, including redundancy costs. The provision raised is normally utilised within twelve months.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

r Derivatives

Derivatives are used to hedge interest, exchange rate and equity exposures related to non-trading positions. Instruments used for hedging purposes include swaps, equity derivatives, forward rate agreements, futures, options and combinations of these instruments. In addition, the use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities. Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, options and combinations of these instruments.

Derivatives used for asset and liability management purposes

Derivatives used for hedging purposes are measured on an accruals basis consistent with the assets, liabilities, positions or future cash flows being hedged. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the profit and loss account immediately as they arise. Instead, they are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the profit and loss account at the same time as the hedged item.

The criteria required for a derivative instrument to be classified as a designated hedge are that:

i) the transaction must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities, other positions or cash flows being hedged and which results from potential movements in market rates and credit risk; and

ii) adequate evidence of the intention to hedge and linkage with the underlying risk inherent in the assets, liabilities, other positions or cash flows being hedged, must be established at the outset of the transaction.

Designated hedges are reviewed for effectiveness by regular tests to determine that the hedge is closely negatively correlated to the designated hedged position in each and every identified time bucket in the maturity profile.

Profits and losses on interest rate swaps and options entered into for hedging purposes are measured on an accrual accounting basis, included in the related category of income and expense and reported as part of the yield on the hedged transaction. Amounts paid or received over the life of futures contracts are deferred until the contract is closed; accumulated deferred amounts on futures contracts and settlement amounts paid or received on forward contracts are accounted for as elements of the carrying value of the associated instrument, affecting the resulting yield.

A premium paid or received in respect of a credit derivative hedging an asset or liability is amortised over the life of the protection purchased or sold against either interest payable or interest receivable. Where a credit event occurs which triggers a recovery under the credit derivative then the recovery will be offset against the profit and loss charge on the underlying asset or liability.

Foreign exchange contracts which qualify as hedges of foreign currency exposures, including positions relating to investments the Group makes outside the UK, are retranslated at the closing rate with any forward premium or discount recognised over the life of the contract in net interest income.

Profits and losses related to qualifying hedges, including foreign exchange contracts, of firm commitments and probable anticipated transactions are deferred and recognised in income or as adjustments to carrying amounts when the hedged transactions occur.

Hedging transactions that are superseded or cease to be effective are measured at fair value. Any profit or loss on these transactions, together with any profit or loss arising on hedging transactions that are terminated prior to the end of the life of the asset, are deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

When the underlying asset, liability position or cash flow is terminated prior to the hedging transaction, or an anticipated transaction is no longer likely to occur, the hedging transaction is measured on the fair value accounting basis, as described in the section on derivatives used for trading purposes below, prior to being transferred to the trading portfolio. The profit or loss arising from the fair value measurement prior to the transfer to the trading portfolio is included in the category of income or expense relating to the previously hedged transaction.

Derivatives used for trading purposes

Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains or losses on derivative and foreign exchange contracts are reported gross in other assets or liabilities, reduced by the effects of qualifying netting agreements with counterparties.

The fair value of derivatives is determined by calculating the expected cash flows under the terms of each specific contract, discounted back to a present value. The expected cash flows, for each contract is determined either directly through by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial-markets pricing models. The effect of discounting expected cash flows back to present value is achieved by constructing discount curves derived from the market price of the most appropriate observable interest rate products such as deposits, interest rate futures and swaps. In addition, the Group maintains fair value adjustments reflecting the cost of credit risk (where this is not embedded in the fair value), hedging costs not captured in pricing models, future administration costs associated with ongoing operational support of products as well as adjustments to reflect the cost of exiting illiquid or other significant positions.

s Collateral and netting
The Group enters into master agreements with counterparties whenever possible and, when appropriate, obtains collateral. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will fall due and all amounts outstanding will be settled on a net basis.

Where the amounts owed by both the Group and the counterparty are determinable and in freely convertible currencies, and where the Group has the ability to insist on net settlement which is assured beyond doubt, and is based on a legal right under the netting agreement that would survive the insolvency of the counterparty, transactions with positive fair values are netted against transactions with negative fair values.

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer's assets and gives the Group a claim on these assets for both existing and future liabilities.

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability or asset. These items are assigned to deposits received from bank or other counterparties in the case of cash collateral received and to loans and advances to banks or customers in the case of cash collateral paid away. Any interest payable or receivable arising is recorded as interest payable or interest income respectively.

t Credit related instruments
The Group treats credit related instruments (other than credit derivatives) as contingent liabilities and these are not shown on the balance sheet unless and until the Group is called upon to make a payment under the instrument. Assets arising from payments to a third party where the Group is awaiting reimbursement from the customer are shown on the balance sheet where reimbursement is considered to be virtually certain. Fees received for providing these instruments are taken to profit over the life of the instrument and reflected in fees and commissions receivable.

u Sale and repurchase agreements (including stock borrowing and lending)
The Group enters into sale and repurchase agreements, including stock lending arrangements (repos), and purchase and resale agreements, including stock borrowing arrangements (reverse repos). Under a repo (sale and repurchase agreement) an asset is sold (or lent) to a counterparty with a commitment to repurchase (or return) the assets at a future date at an agreed price. A reverse repo is the same transaction from the opposite viewpoint. The cash legs of these transactions are included within loans and advances to banks, loans and advances to customers, deposits by banks and customer accounts. The Group aims to earn net income and dealing profits from these activities, as well as funding its own holdings of securities. The difference between sale and repurchase and purchase and resale prices for such transactions, including dividends received where appropriate, is charged or credited to the profit and loss account over the life of the relevant transactions.

v Securitisation transactions
Certain Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. In accordance with FRS 5, these balances are either accounted for on the basis of linked presentation or through separate recognition of the gross assets and related funding.

w Capital instruments
Debt securities in issue and similar securities are stated at the net issue proceeds adjusted for amortisation of premiums, discounts and expenses related to their issue where the liability is a fixed amount. Where the liability fluctuates, based on for example the performance of an index then the debt security reflects the current value of the liability.

Loan capital in issue is stated at the net issue proceeds adjusted for amortisation of premiums, discounts and expenses related to their issue. Amortisation is calculated in order to achieve a constant yield across the life of the instrument.

Changes in accounting policy
There have been no significant changes in the Group's accounting policies following the adoption in 2001 of FRS 18 'Accounting Policies' or other significant changes to the accounting policies as described in the 2000 Annual report.

Future UK accounting developments
FRS 19 'Deferred Tax' and FRS 17 'Retirement Benefits' will be fully effective for the years ending 31st December 2002 and 2003 respectively. The disclosures required by FRS 17 in 2001, which give an indication of its possible impact on the financial statements when it is fully implemented, are set out in note 62 on page 142. FRS 19 requires deferred tax to be recognised on most types of timing differences. Implementing the standard will require a change in accounting policy since the Group currently provides deferred tax on timing differences where it is considered probable that a liability to tax will crystallise. The amount of deferred tax that is currently not provided that may be provided on implementing FRS 19 is set out in note 33 on page 113. In addition, deferred tax assets on provisions for bad and doubtful debts that are currently not recognised will be recognised so that the overall impact on the profit and loss account is not expected to be significant.

UITF abstract 33, 'Obligations in capital instruments' was issued on 14th February 2002 and first applies to accounting periods ending on or after 23rd March 2002.

The European Commission is expected to issue a Regulation in 2002 requiring all listed companies to adopt International Accounting Standards in their consolidated financial statements by 2005. The Group is considering the implications of such a requirement and would expect to first prepare financial statements in accordance with International Accounting Standards and International Financial Reporting Standards issued by the International Accounting Standards Board for the year ended 31st December 2005.

US GAAP

Significant differences exist between accounting principles generally accepted in the UK and those generally accepted in the United States, and the effect on attributable profit and shareholders' funds of Barclays PLC is set out in note 63.

Accounting presentation

Changes in accounting presentation

Barclays Capital operating profit now includes internal fees received from management of Group capital in relation to structured capital market activities.

Operating profit for business groups includes allocations of notional interest based on economic capital. For geographic analysis of the profit before tax, earnings on capital were allocated on the basis of the geographic location of capital. Previously earnings on capital were allocated on the basis of regulatory capital.

Credit risk and country risk provisions for bad and doubtful debts are reported in total having previously been shown separately. Country risk provisions are now included in the coverage ratios for potential credit risk lendings.

Credit derivatives are now reported separately having previously been incorporated within the interest rate category.

Following the strategic alliance with Legal & General, costs relating to the regulated salesforce and field sales managers have been included in staff costs and their headcount included in Group staff numbers with effect from 1st August 2001. Prior to that date these costs were borne within the long term assurance fund and their headcount excluded from Group staff numbers. Costs have increased by £31m in 2001 as a result of this change.

There have been no other changes in accounting presentation from that reflected in the 2000 Annual Report.

Nature of business

Barclays is a UK-based financial services group engaged primarily in banking, investment banking and asset management. In terms of assets employed, Barclays is one of the largest financial services groups in the UK. The Group also operates in many other countries around the world and is a leading provider of co-ordinated global services to multinational corporations and financial institutions in the world's main financial centres.

Analyses by geographical segments and classes of business

The analyses by geographical segment are generally based on the location of the office recording the transaction.

In note 61, the global swaps business is included within the UK segment. Foreign UK-based comprises activities in the UK with overseas customers, including sovereign lendings, and the main foreign exchange trading business arising in the UK. Of the £25.0bn of assets reported under this heading in 2001, it is estimated that £15.6bn relates to customers domiciled in Other European Union countries and £3.8bn relates to customers domiciled in the United States. UK includes business transacted through the Channel Islands and Isle of Man. United States includes business conducted through the Bahamas and the Cayman Islands. The worldwide activities of Barclays are highly integrated and, accordingly, it is not possible to present geographical segment information without making internal allocations, some of which are necessarily subjective. Note 61 to the accounts also presents an analysis of the results by classes of business based on the business groupings described on pages 6 to 9. Total assets and total revenues are stated after elimination of intra-group assets and revenues. Intra-group transactions are undertaken on normal commercial terms. In 2001, 2000, and 1999 only the UK accounted for more than 10% of the total profit before tax or total gross income and at 31st December 2001, 2000, and 1999 only the UK and the United States accounted for more than 10% of the total assets.

Acquisitions

On 1st August 2001, the Group acquired an additional 49.9% of the equity capital of Banco Barclays e Galicia SA. The previous associated undertaking was consolidated from 1st January 2001, the date management control passed to the Group.

Disposals

Significant disposals of interest in subsidiary and associated undertakings or business operations in 2001 were the sale of the Greek branches of the Bank in February 2001 and the sale of Banque Woolwich SA in December 2001. The effect of these disposals on the profit for the year is reflected in note 10 to the accounts.

Consolidated profit and loss account
For the year ended 31st December 2001

	Note	2001 £m	2000 £m	1999 £m
Interest receivable:				
Interest receivable and similar income arising from debt securities		**2,383**	2,339	1,397
Other interest receivable and similar income		**11,075**	9,449	7,923
		13,458	11,788	9,320
Interest payable		**7,354**	6,635	4,696
Profit on redemption/repurchase of loan capital	1	**–**	2	3
Net interest income		**6,104**	5,155	4,627
Fees and commissions receivable		**4,223**	3,689	3,207
Less: fees and commissions payable		**(465)**	(320)	(275)
Dealing profits	2	**1,011**	677	556
Other operating income	3	**452**	397	258
Operating income		**11,325**	9,598	8,373
Administrative expenses – staff costs	4	**3,714**	3,219	3,057
Administrative expenses – other	6	**2,303**	1,967	1,807
Depreciation and amortisation	7	**537**	306	280
Operating expenses		**6,554**	5,492	5,144
Operating profit before provisions		**4,771**	4,106	3,229
Provisions for bad and doubtful debts	18	**1,149**	817	621
Provisions for contingent liabilities and commitments	8	**1**	(1)	1
Provisions		**1,150**	816	622
Operating profit		**3,621**	3,290	2,607
Loss from joint ventures		**(1)**	(1)	(1)
Loss from associated undertakings		**(8)**	(7)	(13)
Loss on sale or restructuring of BZW	9	**–**	–	(30)
(Loss)/profit on disposal of other Group undertakings	10	**(4)**	214	(108)
Profit on ordinary activities before tax		**3,608**	3,496	2,455
Tax on profit on ordinary activities	11	**1,010**	944	644
Profit on ordinary activities after tax		**2,598**	2,552	1,811
Minority interests – equity	12	**(31)**	(22)	(24)
Minority and other non-equity interests	12	**(102)**	(57)	(28)
Profit for the financial year attributable to the members of Barclays PLC		**2,465**	2,473	1,759
Dividends	13	**(1,110)**	(927)	(746)
Profit retained for the financial year		**1,355**	1,546	1,013
Basic earnings per £1 ordinary share	14	**148.2**	163.3p	117.5p
Diluted earnings per £1 ordinary share	14	**146.8**	161.7p	115.8p

All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and historical cost profits.

The Board of Directors approved the accounts set out on pages 82 to 161 on 13th February 2002.

Statement of total recognised gains and losses
For the year ended 31st December 2001

	2001 £m	2000 £m	1999 £m
Profit for the financial year attributable to the members of Barclays PLC	2,465	2,473	1,759
Exchange rate translation differences	3	15	(72)
Other items	(24)	8	25
Joint ventures and associated undertakings	(15)	6	(19)
Total recognised gains relating to the period	2,429	2,502	1,693
Prior period adjustment (a)	–	–	(81)
Total recognised gains including prior period adjustment	2,429	2,502	1,612

Note
(a) The prior period adjustment relates to the adoption of FRS 12 in 1999 which resulted in the net charge to shareholders' funds with respect to provisions made for vacant leasehold properties.

Consolidated balance sheet
As at 31st December 2001

	Note	2001 £m	2001 £m	2000 £m	2000 £m
Assets					
Cash and balances at central banks			1,281		1,243
Items in course of collection from other banks			2,444		2,509
Treasury bills and other eligible bills	15		7,417		5,564
Loans and advances to banks – banking		12,196		9,556	
– trading		35,693		27,345	
	16		47,889		36,901
Loans and advances to customers – banking		146,253		138,437	
– trading		34,240		23,198	
	17		180,493		161,635
Debt securities	19		78,924		70,770
Equity shares	20		3,118		4,062
Interests in joint ventures – share of gross assets		230		180	
– share of gross liabilities		(174)		(118)	
	21		56		62
Interests in associated undertakings	21		32		60
Intangible fixed assets	22		4,091		4,269
Tangible fixed assets	23		1,958		2,059
Other assets	25		18,223		15,518
Prepayments and accrued income	27		2,553		2,827
			348,479		307,479
Retail life-fund assets attributable to policyholders	26		8,170		8,711
Total assets			356,649		316,190

Sir Peter Middleton GCB Chairman

Matthew Barrett Group Chief Executive

John Varley Group Finance Director

Consolidated balance sheet
As at 31st December 2001

	Note	2001 £m	2001 £m	2000 £m	2000 £m
Liabilities					
Deposits by banks – banking		45,837		32,445	
– trading		21,543		17,311	
	28		67,380		49,756
Customer accounts – banking		139,831		140,352	
– trading		23,984		18,616	
	29		163,815		158,968
Debt securities in issue	30		41,846		31,883
Items in course of collection due to other banks			1,550		1,176
Other liabilities	31		42,930		38,184
Accruals and deferred income	32		4,377		4,457
Provisions for liabilities and charges – deferred tax	33		630		631
Provisions for liabilities and charges – other	34		594		635
Dividend	13		728		632
Subordinated liabilities:					
Undated loan capital – convertible to preference shares	35		345		335
Undated loan capital – non-convertible	35		2,837		2,337
Dated loan capital – non-convertible	36		4,933		3,698
			331,965		292,692
Minority and other interests and shareholders' funds					
Minority interests – equity		134		108	
Minority and other interests – non-equity		1,872		1,492	
Total minority and other interests	12		2,006		1,600
Called up share capital	37	1,668		1,662	
Share premium account		5,149		4,950	
Capital redemption reserve		232		227	
Other capital reserve		617		469	
Revaluation reserve		30		35	
Profit and loss account		6,812		5,844	
Shareholders' funds – equity	38		14,508		13,187
			16,514		14,787
			348,479		307,479
Retail life-fund liabilities to policyholders	26		8,170		8,711
Total liabilities and shareholders' funds			356,649		316,190

	Note	2001 £m	2000 £m
Memorandum items	45		
Contingent liabilities:			
Acceptances and endorsements		2,460	1,170
Guarantees and assets pledged as collateral security		14,826	15,180
Other contingent liabilities		7,313	6,503
		24,599	22,853
Commitments – standby facilities, credit lines and other		99,917	87,971

Consolidated statement of changes in reserves
For the year ended 31st December 2001

	2001 £m	2000 £m	1999 £m
Share premium account			
At beginning of year	4,950	1,583	1,381
Premium arising on shares issued	199	3,367	202
At end of year	5,149	4,950	1,583
Capital redemption reserve			
At beginning of year	227	207	179
Repurchase of ordinary shares	5	20	28
At end of year	232	227	207
Other capital reserve			
At beginning of year	469	320	320
Repurchase of preference shares	148	149	–
At end of year	617	469	320
Revaluation reserve			
At beginning of year	35	37	36
Exchange rate translation differences	(1)	(2)	(3)
Revaluation of interest in associated undertaking	–	–	5
Other items	(4)	–	(1)
At end of year	30	35	37
Profit and loss account			
At beginning of year	5,844	4,841	4,415
Profit retained	1,355	1,546	1,013
Exchange rate translation differences	4	19	(67)
Repurchase of ordinary shares	(96)	(291)	(476)
Transfer to capital redemption reserve	(5)	(20)	(28)
Goodwill written back on disposals	–	–	138
Shares issued to employee trusts (see below)	(107)	(114)	(154)
Transfer to other capital reserve	(148)	(149)	–
Other items	(35)	12	–
At end of year	6,812	5,844	4,841
Total reserves	12,840	11,525	6,988

The Group operates in a number of countries subject to regulations under which a local subsidiary undertaking has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that is restricted by these regulations, but the net profit retained of overseas subsidiaries, associated undertakings and joint ventures at 31st December 2001 totalled £1,149m (2000 £953m, 1999 £789m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

Goodwill amounting to £215m (2000 £215m, 1999 £215m) has been charged directly against reserves in prior years in respect of acquisitions. This amount is net of any goodwill attributable to subsidiary undertakings disposed of prior to the balance sheet date.

In 1998 the Group established a Qualifying Employee Share Ownership Trust (QUEST) for the purposes of delivering shares on the exercise of options under the SAYE. During 2001 the Group received from the trustees of the QUEST £195m (2000 £183m, 1999 £208m) on the issue of shares in respect of the exercise of options awarded under SAYE. Of the amount received from the trustees, employees paid £90m (2000 £69m, 1999 £54m) and the balance of £105m (2000 £114m, 1999 £154m) comprised contribution to the QUEST from the Group. Additionally, the Barclays Group (PSP & ESOS) Employee Share Ownership Trust (ESOT) is used to facilitate the provision of Barclays PLC shares to participants exercising rollover options under the Woolwich plc 1998 Executive Share Option Plan (WESOP). During 2001, the Group received from the trustees of this trust £6m (2000 and 1999 £nil) on the issue of shares in respect of the exercise of options awarded under WESOP. Of the amount received from the trustees, employees paid £4m (2000 and 1999 £nil) and the balance of £2m (2000 and 1999 £nil) comprised contribution to the Barclays Group (PSP & ESOS) Trust from the Group.

Accumulated exchange rate translation differences included in reserves are £478m debit (2000 £481m, 1999 £498m both debit).

Consolidated cash flow statement
For the year ended 31st December 2001

		2001		2000		1999	
	Note	£m	£m	£m	£m	£m	£m
Net cash inflow from operating activities	50		3,799		8,486		8,923
Dividends received from joint ventures and associated undertakings			3		1		5
Returns on investments and servicing of finance:							
Interest paid on loan capital and other subordinated liabilities		(436)		(346)		(253)	
Preference dividends paid by subsidiary undertaking		(5)		(24)		(28)	
Payment to Reserve Capital Instrument holders		(162)		(24)		–	
Dividends paid to minority shareholders		(17)		(10)		(9)	
Net cash outflow from returns on investment and servicing of finance			(620)		(404)		(290)
Tax paid			(1,004)		(636)		(636)
Capital expenditure and financial investment:							
Capital expenditure		(351)		(365)		(224)	
Sale of property and equipment		152		112		58	
Purchase of investment securities		(20,173)		(14,490)		(13,094)	
Redemption of investment securities		5,704		5,666		2,476	
Sale of investment securities		13,338		4,115		2,894	
Net cash outflow from capital expenditure and financial investment			(1,330)		(4,962)		(7,890)
Acquisitions and disposals							
Acquisition of subsidiary undertakings	54	(36)		(2,421)		60	
Sale of associated undertakings		–		13		8	
Sale of other Group undertakings	51	42		307		174	
Net cash inflow/(outflow) from acquisitions and disposals			6		(2,101)		242
Equity dividend paid			(1,014)		(779)		(676)
Net cash outflow before financing			(160)		(395)		(322)
Financing:	52						
Issue of Reserve Capital Instruments (net of expenses)		520		1,350		–	
Issue of loan capital and other subordinated liabilities (net of expenses)		2,499		861		859	
Redemption/repurchase of loan capital and other subordinated liabilities		(715)		(212)		(15)	
Repurchase of ordinary shares		(101)		(311)		(504)	
Issue of ordinary shares (net of contribution to the QUEST)		103		81		60	
Redemption of preference shares		(148)		(149)		–	
Net cash inflow from financing			2,158		1,620		400
Increase in cash	53		1,998		1,225		78

Parent company accounts

Profit and loss account and changes in reserves for the year ended 31st December	2001 £m	2000 £m	1999 £m
Interest income	5	4	2
Operating expenses:			
Management charge from subsidiary undertaking	(5)	(4)	(2)
Operating profit	–	–	–
Dividends from subsidiary undertaking	1,317	1,352	1,404
Profit on ordinary activities before tax	1,317	1,352	1,404
Tax on profit on ordinary activities	–	–	–
Profit on ordinary activities after tax	1,317	1,352	1,404
Dividends	(1,110)	(927)	(746)
Profit retained by Barclays PLC	207	425	658
Profit retained by subsidiary undertakings	1,162	1,133	372
Loss retained by associated undertakings and joint ventures	(14)	(12)	(17)
Profit retained for the financial year	1,355	1,546	1,013
Premium arising on shares issued	199	3,367	202
Reduction in reserves arising from repurchase of shares	(96)	(291)	(476)
Shares issued to the QUEST in relation to share option schemes for staff	(107)	(114)	(154)
Other movements in investment in Barclays Bank PLC	(36)	29	72
Profit and loss account and other reserves brought forward	11,525	6,988	6,331
Profit and loss account and other reserves carried forward	12,840	11,525	6,988

Balance sheet as at 31st December	Note	2001 £m	2000 £m
Fixed assets			
Investment in Barclays Bank PLC	39	14,508	13,187
Current assets			
Amounts falling due within one year:			
Due from subsidiary undertaking		728	632
		728	632
Current liabilities			
Amounts falling due within one year – dividend		(728)	(632)
Net current assets		–	–
Assets less current liabilities		14,508	13,187
Capital and reserves			
Called up share capital	37	1,668	1,662
Share premium account		5,149	4,950
Capital redemption reserve		232	227
Revaluation reserve		6,578	5,467
Profit and loss account		881	881
Shareholders' funds – equity	38	14,508	13,187

Sir Peter Middleton GCB Chairman

Matthew Barrett Group Chief Executive

John Varley Group Finance Director

1 Profit on redemption/repurchase of loan capital

In 2000, $17m of undated loan capital was repurchased at a discount of £2m. In 1999, $30m of undated loan capital was repurchased at a discount of £3m.

2 Dealing profits

	2001 £m	2000 £m	1999 £m
Rates related business	**823**	635	397
Credit related business	**188**	42	159
	1,011	677	556

Dealing profits include the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

Of the total dealing profit, £345m was earned on securities (2000 £229m, 1999 £252m).

Rates related business includes sales and trading relating to government bonds, money markets, foreign exchange, commodities and their related derivative instruments. Credit related business includes origination, sales and trading relating to loans, securitised assets, corporate bonds and their related derivative instruments, equity derivatives and private equity investment.

3 Other operating income

	2001 £m	2000 £m	1999 £m
Dividend income from equity shares	**8**	14	12
Profits on disposal of equity investment securities	**37**	45	41
Income from the long-term assurance business	**172**	171	44
Property rentals	**30**	22	27
Premium income on insurance underwriting	**158**	126	102
Other income	**47**	19	32
	452	397	258

4 Administrative expenses – staff costs

	2001 £m	2000 £m	1999 £m
Salaries and accrued incentive payments	**3,149**	2,655	2,467
Social security costs	**243**	178	190
Pension costs	**(17)**	(31)	38
Post-retirement health care	**–**	1	15
Other staff costs	**339**	416	347
	3,714	3,219	3,057

Staff costs reported above for 2001 include £114m (2000 £171m, 1999 £192m) of costs relating to staff reductions and relocations under the 2001, 2000 and 1999 restructuring plans.

The following amounts relating to the regulated salesforce and administration staff of Barclays Financial Management Limited, whose remuneration is reflected in the valuation of the long-term assurance fund, are not included in staff costs reported above:

	2001 £m	2000 £m	1999 £m
Salaries and accrued incentive payments	**47**	67	83
Social security costs	**5**	7	8
Other staff costs	**18**	27	26
	70	101	117

Average number of employees

The average number of persons employed by the Group worldwide during the year, excluding agency staff, was 77,100 (2000 73,000, 1999 77,300). All staff fall within a single structure. In addition, the average number of the regulated salesforce and administration staff of Barclays Financial Management Limited, whose remuneration is reflected in the valuation of the long-term assurance fund, was 1,600 (2000 2,100, 1999 2,300).

5 Pensions, post-retirement benefits, and other staff costs

Pensions
The UK Fund (UKRF) comprises three sections:

The 1964 Pension Scheme
Most employees recruited before July 1997 are members of this non-contributory defined benefit scheme. Pensions are calculated by reference to service and pensionable salary and are normally subject to a deduction from State pension age.

The Retirement Investment Scheme (RIS)
A defined contribution plan for most new joiners. Between 5.5% and 13.5% of pensionable pay is credited to members' retirement accounts in addition to contributions paid by the members themselves; precise amounts are dependent upon each member's age and contribution decision. In addition the costs of ill-health retirements and death in service benefits are generally borne by the UK Fund.

The Pension Investment Plan (PIP)
A defined contribution plan created from 1st July 2001 to provide benefits for certain employees of Barclays Capital. 10% of pay is credited to members' retirement accounts. In addition, the costs of ill-health retirements and death in service benefits are generally borne by the UK Fund.

Formal actuarial valuations of the UK Fund are carried out triennially by a professionally qualified independent actuary. The most recent valuation was conducted as at 30th September 2001 and expresses the assets and liabilities at market values. The market value of the assets at the valuation date was £10,710m and the valuation revealed a surplus of assets over the accrued liabilities of 10% after allowing for expected future salary increases. This surplus was estimated to be sufficient to allow the Bank to continue its contribution holiday for all sections at least until the next valuation due as at 30th September 2004. Protected Rights contributions in respect of RIS members have been paid as required by the contracting-out regulations. *The principal financial assumptions underlying the 2001 valuation were:*

Price inflation	2.5%	Earnings growth	4.0%
Dividend growth	3.5%	Return on new investments	6.5%
Pension increases	2.5%		

In calculating the surplus of assets over accrued liabilities, assets were taken at their market value and a discount rate of 6.3% p.a. was used to value the 1964 Pension Scheme accrued liabilities. This rate of 6.3% was derived by taking a weighted average of the market yields on the day, weighting by reference to the UK Fund's strategic allocation; for the equity component allowance was made for future dividend growth. In view of the continuing financial health of the UK Fund no adjustment has been made to the current contribution holiday, which commenced in January 1998.

It is the Bank's policy to allow for the results of a new valuation in its pension charge in the year following the valuation date. Therefore, the figures shown below reflect the outcome of the 1998 valuation, with the pensions charge in the accounts being reduced over the remaining service lives of the members to take account of the surplus calculated at that date. If the 2001 valuation had been applied, the impact on the profit and loss account charge would not be significant.

Without the benefit of the surplus, the 1964 Pension Scheme charge, based on the 1998 valuation, would be 16.4% of pensionable salaries (on the projected unit method) assessed using the assumption regarding return on new investments, whilst contributions to the RIS and PIP would equal the contributions described above plus the costs of ill-health and death in service benefits.

5 Pensions, post-retirement benefits, profit sharing and other staff costs (continued)

	2001 £m	2000 £m	1999 £m
Pensions costs vary from regular costs as follows (UKRF):			
Regular costs	181	161	185
Variation from regular costs (including interest)	(250)	(226)	(183)
	(69)	(65)	2

Of the total regular cost in 2001 of £181m, £148m relates to the 1964 Pension Scheme, £25m to the RIS and £8m to the PIP.

The approach taken to calculating the pensions charge in the accounts for the 1964 Pension Scheme is to take assets and liabilities at actuarially assessed values rather than market values. The assumptions used to derive the 1964 Pension Scheme pensions charge differ from those shown above in that returns on new investments are assumed to be 8.25% p.a. which is also the rate used to value accrued liabilities, and dividend growth is assumed to be 5% p.a. As a result of this, the assets attributable to the 1964 Pension Scheme have been valued at £8,544m for accounting purposes, producing a surplus of assets over accrued liabilities on this basis in 1998 of 37%, after allowing for expected future salary increases. Spreading this surplus as a level percentage of salaries over the remaining service lives of the members would be sufficient to produce a variation from regular cost of £250m including interest. The variation from regular cost includes £9m relating to the cost, spread over the service lives of the members concerned, of admitting certain part time members into the UKRF.

Total pension costs of the Group are summarised as follows:

	2001 £m	2000 £m	1999 £m
The Barclays Bank UK Retirement Fund	(69)	(65)	2
Other UK pension schemes	24	9	14
Overseas pension schemes	28	25	22
	(17)	(31)	38

For the purposes of assessing the pension charge for the Barclays Bank (1951) Pension Fund – a defined benefit scheme for overseas employees of the Bank similar in design to the 1964 Pension Scheme – the same approach and assumptions as described above for the 1964 Pension Scheme have been adopted and a credit of £3m is included in Other UK pension schemes (2000 £9m).

Note 62 contains the disclosures required by FRS 17. Note 63 provides additional disclosures required by US Statement of Financial Accounting Standards No. 132.

Post-retirement benefits

Some 10,800 UK and US pensioners are provided with private health care on similar terms to eligible staff. In addition, 4,800 members of staff and a further 563 Barclays Bank PLC pensioners who have retired since 30th June 1999 have satisfied the qualification criteria and may therefore also become eligible for post retirement private health care benefit which is being progressively withdrawn over the period to 30th June 2008.

Other staff costs

Other staff costs comprise medical healthcare costs, social welfare taxes, staff transfer costs, redundancy payments and other sundry employee costs.

6 Administrative expenses – other

Property and equipment expenses	2001 £m	2000 £m	1999 £m
Hire of equipment	16	20	21
Property rentals	183	157	218
Other property and equipment expenses	775	641	613
Other administrative expenses	1,329	1,149	955
	2,303	1,967	1,807

Other property and equipment expenses include £38m of exceptional costs relating to the restructuring in 2001 (2000 £27m, 1999 £134m). Other administration expenses include £19m of exceptional costs relating to the restructuring in 2001 (2000 £34m, 1999 £18m).

Fees paid to the Group's main Auditors, PricewaterhouseCoopers and its associates were as follows:

	2001 £m	2000 £m	1999 £m
Audit – statutory and regulatory	5	5	4
Non-audit fees:			
Audit related, Accounting and Regulatory	13	15	5
Transaction support	3	2	1
Taxation services	5	4	3
Consultancy	12	6	26
Non-audit fees	33	27	35
Total fees	38	32	39

The total non audit fees paid to the Group's main Auditors in relation to their work in the UK was £27m (2000 £16m, 1999 £29m). The Group has a competitive tender policy for all consultancy projects.

7 Depreciation and amortisation

	2001 £m	2000 £m	1999 £m
Property depreciation	105	85	93
Equipment depreciation	194	166	170
Goodwill amortisation	229	51	13
Loss on sale of equipment	9	4	4
	537	306	280

8 Provisions for contingent liabilities and commitments

	2001 £m	2000 £m	1999 £m
	1	(1)	1

9 Loss on sale or restructuring of BZW

	2001 £m	2000 £m	1999 £m
	–	–	(30)

10 (Loss)/profit on disposal of other Group undertakings

	2001 £m	2000 £m	1999 £m
Net (loss)/profit on disposal of Group undertakings	(4)	214	(108)

The net loss on disposal of Group undertakings comprised profits on disposal of £15m (2000 £222m, 1999 £20m) and losses on disposal of £19m (2000 £8m, 1999 £128m).

No goodwill had been previously written off to reserves on these disposals (2000 £nil, 1999 £138m). No tax credit is attributable to the losses on disposal in 2001, 2000 and 1999 and no tax was payable on the 2001, 2000 and 1999 gains.

Up to the date of sale, the businesses sold in 2001 contributed £8m loss to Group profit before tax (2000 £20m loss, 1999 £17m loss).

11 Tax

The charge for tax assumes an effective UK corporation tax rate of 30% (2000 30%, 1999 30.25%) and comprises:

	2001 £m	2000 £m	1999 £m
Current tax:			
UK	**845**	719	427
Overseas	**149**	219	271
Total current tax	**994**	938	698
Deferred tax (credit)/charge:			
UK	**27**	14	(19)
Overseas	**(9)**	(7)	(33)
Total deferred tax	**18**	7	(52)
Associated undertakings and joint ventures, including overseas tax of £2m (2000 £2m, 1999 £2m)	**(2)**	(1)	(2)
Total charge	**1,010**	944	644
Analysis of deferred tax (credit)/charge:			
Leasing transactions	**(52)**	14	4
Short-term and other timing differences	**70**	(7)	(56)
	18	7	(52)

Current tax includes tax of £23m (2000 £48m, 1999 £7m) on the shareholders' interest in the long-term assurance fund. Included within current tax are prior year adjustments to UK of £26m (2000 £4m, 1999 (£52m)) and overseas of £2m (2000 £8m, 1999 £8m).

Available overseas tax credits of £232m (2000 £194m, 1999 £118m) have been applied to reduce UK tax in accordance with UK legislation.

Further information is provided in the tax section on page 24 of the Financial review.

12 Minority and other interests – Barclays PLC

Equity minority interests in the balance sheet represent the interests of third parties in the equity shares of the Group subsidiary undertakings.

Non-equity interests comprise Reserve Capital Instruments issued by Barclays Bank PLC (RCIs) of £1,872m (2000 £1,350m). In 2000 and 1999, other non-equity minority interests in the balance sheet comprise non-cumulative dollar-denominated preference shares issued by Barclays Bank PLC of £142m and £270m respectively. Further details of the rights of holders of preference shares are given in note (b) to the accounts of Barclays Bank PLC on page 196. Further details relating to RCIs are given in note (c) to the accounts of Barclays Bank PLC on page 173.

Total minority equity and non-equity interests as at 31st December 2001 were £134m (2000 £250m).

13 Dividends – Barclays PLC

Dividends per ordinary share	2001 £m	2000 £m	1999 £m
First interim	**382**	295	262
Second interim	**728**	632	484
	1,110	927	746
		(pence per share)	
First interim	**23.00**	20.00	17.50
Second interim	**43.50**	38.00	32.50
	66.50	58.00	50.00

Dividends amounting to £0.2m (2000 £0.2m 1999 £0.2m) are payable on the staff shares, which carry a fixed dividend of 20% per annum unless no dividend is paid for the year on the ordinary shares.

14 Earnings per £1 ordinary share – Barclays PLC

	2001 £m	2000 £m	1999 £m
Basic and diluted earnings	**2,465**	2,473	1,759
Basic weighted average number of shares	**1,663**	1,514	1,497
Add potential ordinary shares	**16**	15	22
Diluted weighted average number of shares	**1,679**	1,529	1,519

Basic and diluted earnings are based upon the results after deducting tax, profit attributable to minority interests and dividends on staff shares.

Certain incentive plan shares have been excluded from the calculation of earnings per share in line with UITF 13, on the grounds that the trustee has waived all dividend and voting rights.

The recognition of potential ordinary shares for the purposes of calculating diluted earnings per share is in accordance with FRS 14 'Earnings per Share'.

See note 63 for earnings per £1 ordinary share calculated in accordance with the accounting principles generally accepted in the United States.

15 Treasury bills and other eligible bills

	2001 £m	2000 £m
Treasury bills	**5,500**	4,154
Other eligible bills	**1,917**	1,410
	7,417	5,564
Treasury bills and other eligible bills comprise:		
Banking business	**5,723**	2,941
Trading business	**1,694**	2,623
	7,417	5,564

Treasury bills and other eligible bills are mainly short term in maturity with a book value not materially different from market value.

The total amount of treasury bills and other eligible bills included above, which are subject to sale and repurchase agreements, was £11m at 31st December 2001 (2000 £49m).

16 Loans and advances to banks

	2001 £m	2000 £m
Repayable		
on demand	4,117	2,094
not more than three months	35,993	27,890
over three months but not more than one year	3,597	5,967
over one year but not more than five years	3,915	829
over five years	319	161
	47,941	36,941
Less:		
Provisions	(52)	(40)
	47,889	36,901

	2001 £m	2000 £m
By geographical area		
Banking business:		
UK	7,116	3,345
Other European Union	2,278	2,042
United States	930	2,056
Rest of the World	1,924	2,153
Total banking business	12,248	9,596
Total trading business	35,693	27,345
	47,941	36,941

At 31st December 2001, there were no loans and advances to banks (2000 £55m) outstanding from associated undertakings and joint ventures.

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £711m at 31st December 2001 (2000 £646m).

Additional analyses are provided within the loans and advances, provisions for bad and doubtful debts and potential credit risk lendings sections on pages 38 to 50 of the Financial review.

The geographic analysis of the banking business is based on the location of the office from which the lendings are made. The trading business, which is largely carried out in the UK, the United States and Japan, is more international in nature and has not been analysed geographically. It primarily constitutes settlement and reverse repo balances.

Provisions include specific provisions of £11m (2000 £12m) and general provisions of £41m (2000 £28m).

17 Loans and advances to customers

	2001		2000	
	£m	£m	£m	£m
Repayable				
on demand		15,185		13,033
not more than three months		48,056		38,544
over three months but not more than one year		21,883		18,030
over one year but not more than five years		27,257		29,258
over five years		70,851		65,176
		183,232		164,041
Less:				
Provisions	(2,664)		(2,313)	
Interest in suspense	(75)		(93)	
		(2,739)		(2,406)
		180,493		161,635
By geographical area				
Banking business:				
UK		124,254		115,314
Other European Union		10,708		10,203
United States		6,614		6,376
Rest of the World		7,416		8,950
Total banking business		148,992		140,843
Total trading business		34,240		23,198
		183,232		164,041

At 31st December 2001, there were loans and advances to customers of £163m (2000 £25m) outstanding from associated undertakings and joint ventures.

Banking business loans and advances to customers include finance lease receivables of £4,433m (2000 £4,733m) which are stated in the balance sheet after deducting £2,318m (2000 £2,950m) of unearned charges and interest. Mortgage incentive costs of £115m (2000 £22m 1999 (£4m)) have been charged/(credited) to net interest income.

Assets acquired in the year for letting under finance leases amounted to £898m (2000 £335m).

Additional analyses are provided within the loans and advances, provisions for bad and doubtful debts and potential credit risk lendings sections on pages 38 to 50 of the Financial review.

The geographical analysis of the banking business is based on the location of the office from which the lendings are made. The trading business, which is largely carried out in the UK, the United States and Japan, is more international in nature and has not been analysed geographically. It primarily constitutes settlement and reverse repo balances.

Provisions include specific provisions of £1,960m (2000 £1,582m) and general provisions of £704m (2000 £731m).

Securitised transactions
Loans and advances to customers include balances which have been securitised. In accordance with Financial Reporting Standard 5 (FRS 5), 'Reporting the Substance of Transactions', these balances are either accounted for on the basis of linked presentation or separate recognition of the gross assets and related funding.

Linked presentation
Banking business loans and advances to customers include loans subject to non-recourse finance arrangements which at 31st December 2001 and 2000 comprised portfolios of mortgage loans. The principal benefits of these loans were acquired from the Bank by special purpose securitisation vehicles which were funded primarily through the issue of floating rate notes. No gain or loss was recognised on the transfer.

Barclays PLC and its subsidiary undertakings are not obliged to support any losses that may be suffered by the floating rate noteholders and do not intend to provide such support. Additionally, the floating rate notes were issued on the basis that noteholders are only entitled to obtain payment, as to both principal and interest, to the extent that the securitisation companies' respective available resources, including funds due from customers in respect of the securitised loans, are sufficient and that noteholders have no recourse whatsoever to the Group.

17 Loans and advances to customers (continued)

The securitisation companies involved are Gracechurch Mortgage Finance (No. 2) PLC, Gracechurch Mortgage Finance (No. 3) PLC and Millshaw SAMS (No. 1) Limited. All the shares in Gracechurch Mortgage Finance (No. 2) PLC and Gracechurch Mortgage Finance (No. 3) PLC are held beneficially by Gracechurch Mortgage (Holdings) Limited. All the shares in Millshaw SAMS (No. 1) Limited are held beneficially by Millshaw SAMS Holdings Limited. All the shares in Gracechurch Mortgage (Holdings) Limited and Millshaw SAMS Holdings Limited are held by Royal Exchange Trust Company Limited. The Group does not own, directly or indirectly, any of the share capital of the securitisation companies or their parent companies.

In June 2001, the floating rate notes of the Gracechurch Mortgage Finance securitisation companies were called. In each case the call of the notes was funded primarily by a loan from Barclays Bank PLC. In November 2001 the Gracechurch Mortgage Finance securitisation companies sold their residual mortgage portfolios to Barclays Bank PLC and used some of the funds raised to repay the loans.

The Bank has made interest bearing subordinated loans to each of the securitisation companies repayable on final redemption of the floating rate notes. The subordinated loans to the Gracechurch Mortgage Finance securitisation companies were repaid in June 2001.

The Bank received payments from the securitisation companies in respect of fees for loan administration services, and also under the terms of interest rate swaps, which were in place until June 2001, between the Bank and the Gracechurch Mortgage Finance securitisation companies to hedge their respective exposures to movements in interest rates arising from these transactions. In each case the effect of the interest rate swaps between the Bank and the securitisation companies, in conjunction with certain interest rate swaps with third parties, was that the securitisation companies swapped all or part of the interest flows receivable from customers in respect of the securitised loans into variable rate interest flows which were designed broadly to match the interest paid to floating rate noteholders.

The Bank has no right to repurchase the benefit of any of the securitised loans and no obligation to do so, other than in certain circumstances where the Bank is in breach of warranty.

The personal mortgage loans subject to non-recourse finance are as follows:

	Outstanding at 31st December 2001			Outstanding at 31st December 2000		
	Customer loans £m	Non-returnable finance £m	Funding provided by the Bank* £m	Customer loans £m	Non-returnable finance £m	Funding provided by the Bank* £m
	88	87	1	297	286	11

* Funding provided by the Bank includes £1m (2000 £11m) of subordinated loans.

Linked presentation has been applied for these loans and the net of the loans and finance is included within loans and advances to customers on the balance sheet.

Gross assets presentation

During 1999, the Barclaycard credit and charge card receivables portfolio in the UK was securitised. The noteholders in this securitisation have a proportionate interest in each balance in the portfolio and at 31st December 2001 the sterling equivalent of this interest was £607m (2000 £607m). This securitisation does not qualify for linked presentation under Financial Reporting Standard 5 and therefore the total portfolio is included within gross loans and in note 60 on page 138. The funding giving rise to the noteholders interest is included within Debt securities in issue (note 30 on page 112).

18 Provisions for bad and doubtful debts

Movements in provisions for bad and doubtful debts	2001 Specific £m	2001 General £m	2001 Total £m	2000 Specific £m	2000 General £m	2000 Total £m
Provisions at beginning of year	**1,593**	**760**	**2,353**	1,311	672	1,983
Acquisitions and disposals	**50**	**(4)**	**46**	71	48	119
Exchange and other adjustments	**(6)**	**5**	**(1)**	4	–	4
	1,637	**761**	**2,398**	1,386	720	2,106
Provision for the year	**1,165**	**(16)**	**1,149**	777	40	817
Amounts written off, net of recoveries of £142m (2000 £113m)	**(831)**	**–**	**(831)**	(570)	–	(570)
Provisions at end of year	**1,971**	**745**	**2,716**	1,593	760	2,353

Provisions at 31st December	2001 £m	2000 £m
Specific provisions – credit risk:		
UK	**1,605**	1,343
Other European Union	**88**	111
United States	**89**	20
Rest of the World	**188**	118
	1,970	1,592
Specific provisions – country risk	**1**	1
	1,971	1,593
General provisions – credit risk	**712**	703
– country risk	**33**	57
	2,716	2,353

Non performing advances	2001 £m	2000 £m
Loans and advances on which interest is in suspense or is not being applied	**2,484**	2,035
Specific provisions	**(1,457)**	(1,221)
	1,027	814

19 Debt securities

Investment securities:	2001 Balance Sheet £m	2001 Gross unrealised gains £m	2001 Gross unrealised losses £m	2001 Valuation £m	2000 Balance Sheet £m	2000 Gross unrealised gains £m	2000 Gross unrealised losses £m	2000 Valuation £m
UK government	1,500	–	(1)	1,499	1,496	76	(1)	1,571
other government	15,152	205	(27)	15,330	12,117	350	(89)	12,378
other public bodies	1,144	6	–	1,150	1,194	3	(4)	1,193
other issuers	13,248	24	(7)	13,265	14,913	44	(28)	14,929
	31,044	235	(35)	31,244	29,720	473	(122)	30,071
Other debt securities:								
UK government	1,284	–	–	1,284	845	–	–	845
other government	15,659	–	–	15,659	15,555	–	–	15,555
other public bodies	1,091	–	–	1,091	1,280	–	–	1,280
bank and building society certificates of deposit	15,376	–	–	15,376	13,837	–	–	13,837
other issuers	14,470	–	–	14,470	9,533	–	–	9,533
	78,924	235	(35)	79,124	70,770	473	(122)	71,121

Debt securities comprise:	2001 Balance Sheet £m	2001 Valuation £m	2000 Balance Sheet £m	2000 Valuation £m
Banking business	38,291	38,491	38,368	38,719
Trading business	40,633	40,633	32,402	32,402
	78,924	79,124	70,770	71,121

Movements in Investment securities	2001 Cost £m	2001 Provisions £m	2001 Balance Sheet £m
At beginning of year	29,748	(28)	29,720
Exchange adjustments	99	1	100
Acquisitions and transfers	20,110	–	20,110
Redemption of Investment securities	(5,704)	–	(5,704)
Sale of Investment securities	(13,141)	–	(13,141)
Provisions raised	–	(18)	(18)
Write offs	(5)	5	–
Amortisation of discounts and premiums	(23)	–	(23)
At end of year	31,084	(40)	31,044

The total value of debt securities at 31st December 2001 includes securities which are subject to sale and repurchase agreements of £3,446m (2000 £2,944m), and unamortised net premium on investment securities of £24m (2000 £39m). The value of securities due within one year at 31st December 2001 was £23,478m (2000 £20,449m). The Group had no holdings of securities issued by associated undertakings or joint ventures at 31st December 2001 or 31st December 2000.

During 1999 the Group securitised a portfolio of investment debt securities. Linked presentation under FRS 5 is not available and therefore the portfolio with a sterling equivalent book value of £605m at 31st December 2001 (2000 £747m) is included within the total above. The funding from this transaction is reported in Other liabilities (note 31 on page 112).

19 Debt securities (continued)

Barclays PLC holds, as an investment, British government stock with a book value of £0.1m (2000 £0.1m). As part of its normal market making activities, Barclays Capital holds positions in Barclays Bank PLC's loan capital.

Gross gains of £37m (2000 £6m) and gross losses of £13m (2000 £9m) were realised on the sale and redemption of investment securities.

The cost of Other debt securities is not available and would be unreasonably expensive to obtain.

Of the total debt securities disclosed above, £56,814m (2000 £47,798m) were listed on a recognised exchange. These listed debt securities had a market value of £57,039m (2000 £48,212m).

Under US GAAP all Investment securities are classified as 'available for sale' and Other debt securities are classified as 'trading securities'.

See page 33 of the Financial review for the valuation and maturity analysis of Investment securities.

20 Equity shares

	2001		2000	
	Balance Sheet £m	Valuation £m	Balance Sheet £m	Valuation £m
Investment securities	194	215	244	295
Other securities	2,924	2,924	3,818	3,818
	3,118	3,139	4,062	4,113

	2001		
Movements in Investment securities	Cost £m	Provisions £m	Balance Sheet £m
At beginning of year	248	(4)	244
Exchange adjustments	1	–	1
Acquisitions	63	–	63
Sale of Investment securities	(113)	–	(113)
Provisions raised	–	(1)	(1)
At end of year	199	(5)	194

Gross unrealised gains on equity shares amounted to £21m (2000 £51m). There were no unrealised losses in either year.

Gross gains of £68m (2000 £54m) and gross losses of £8m (2000 £1m) were realised on the sale of Investment securities.

The cost of Other securities is not available and would be unreasonably expensive to obtain.

As part of its normal operations, the equity derivatives business of Barclays Capital holds shares in Barclays PLC.

Of the total equity securities disclosed above, £2,963m (2000 £3,863m) were listed on a recognised exchange. These listed equity securities had a market value of £2,979m (2000 £3,875m).

21 Interests in associated undertakings and joint ventures

Share of net assets	Associates 2001 £m	Associates 2000 £m	Joint Ventures 2001 £m	Joint Ventures 2000 £m
At beginning of year	60	56	62	50
Exchange and other adjustments	(30)	3	(3)	4
New investments/acquisitions	13	7	3	3
Increase resulting from the Woolwich plc acquisition	–	11	–	6
Disposals	–	(6)	(3)	–
Loss retained	(11)	(11)	(3)	(1)
At end of year	32	60	56	62

Associated undertakings and joint ventures included £nil in respect of banks (2000 £31m). Dividend income from associated undertakings and joint ventures amounted to £3m (2000 £4m). On an historical cost basis, the Group's interests in associated undertakings and joint ventures at 31st December 2001 amounted to £87m (2000 £96m). Of the above interests in associated undertakings and joint ventures, none (2000 none) are listed on a recognised exchange.The Group's share of the total operating income of joint ventures is £44m (2000 £8m, 1999 £nil).

The table below provides summarised financial information of associated undertakings and joint ventures, in which the Group has an interest (the entities' entire financial position and results of operations are presented, not Barclays share).

	2001 Associates £m	2001 Joint Ventures £m	2001 Total £m
Fixed assets	42	301	343
Debt and equity securities	116	–	116
Loans to banks and customers	282	110	392
Other assets	112	63	175
Total assets	552	474	1,026
Deposits from banks and customers	227	104	331
Other liabilities	205	269	474
Shareholders' funds	120	101	221
Total liabilities	552	474	1,026
(Loss)/profit before tax	(28)	2	(26)
Taxation	(5)	(1)	(6)
(Loss)/profit after tax	(33)	1	(32)

The amounts included above are based on accounts made up to 31st December 2001 with the exception of certain undertakings included within the Other Associates category for which the amounts are based on accounts made up to dates not earlier than 3 months before the balance sheet date.

At 31st December 2001 the Group's interest in the equity capital of Banco Barclays e Galicia amounted to 99.9% (2000 50%). The previous associated undertaking, which is primarily engaged in banking, was consolidated from 1st January 2001, the date management control passed to the Group.

22 Intangible fixed assets

Goodwill	2001 £m	2000 £m
At beginning of year	4,365	228
Additions	52	4,121
Disposals	(10)	–
Exchange and other adjustments	9	16
At end of year	4,416	4,365

Accumulated amortisation		
At beginning of year	96	45
Disposals	(3)	–
Amortisation charge for year	229	51
Exchange and other adjustments	3	–
At end of year	325	96
Net book value	4,091	4,269

Goodwill is amortised to the profit and loss account over a period of 20 years, its expected useful economic life. Goodwill arising on the acquisition in 2001 of Banco Barclays e Galicia SA is being amortised over its expected useful economic life of 5 years.

23 Tangible fixed assets

	2001			2000		
Cost or valuation	Total £m	Property £m	Equipment £m	Total £m	Property £m	Equipment
At beginning of year	4,041	2,329	1,712	3,438	2,040	1,398
Acquisitions and disposals of Group undertakings	(12)	(2)	(10)	565	251	314
Exchange and other adjustments	23	5	18	(16)	(9)	(7)
Additions at cost	352	43	309	350	101	249
Sale of assets	(333)	(117)	(216)	(261)	(48)	(213)
Fully depreciated assets written off	(33)	(1)	(32)	(35)	(6)	(29)
At end of year	4,038	2,257	1,781	4,041	2,329	1,712
Accumulated depreciation and diminution in value						
At beginning of year	1,982	775	1,207	1,638	660	978
Acquisitions and disposals of Group undertakings	(8)	(1)	(7)	301	65	236
Exchange and other adjustments	19	17	2	(20)	(14)	(6)
Charge for year	299	105	194	251	85	166
Sale of assets	(179)	(45)	(134)	(153)	(15)	(138)
Fully depreciated assets written off	(33)	(1)	(32)	(35)	(6)	(29)
At end of year	2,080	850	1,230	1,982	775	1,207
At valuation						
1979 to 1993	870	870	–	878	878	–
At cost	3,168	1,387	1,781	3,163	1,451	1,712
	4,038	2,257	1,781	4,041	2,329	1,712
Accumulated depreciation	(2,080)	(850)	(1,230)	(1,982)	(775)	(1,207)
Net book value	1,958	1,407	551	2,059	1,554	505

23 Tangible fixed assets (continued)

Balance sheet value of property	2001 £m	2000 £m
Freehold	1,126	1,241
Leasehold over 50 years unexpired	108	59
Leasehold up to 50 years unexpired	171	224
Assets in the course of construction	2	30
	1,407	1,554

Historical cost of property		
At cost	1,953	2,040
Accumulated depreciation and diminution in value	(819)	(759)
Net book value	1,134	1,281

The net book value of property occupied by the Group for its own use was £1,352m at 31st December 2001 (2000 £1,502m). The net book value of property at 31st December 2001 included £317m (2000 £339m) in respect of land.

24 Commitments for capital expenditure not provided in these accounts

At 31st December 2001, commitments for capital expenditure under contract amounted to £1m (2000 £2m).

25 Other assets

	2001 £m	2000 £m
Own shares	6	5
Balances arising from off-balance sheet financial instruments	13,730	12,100
Shareholders' interest in the long-term assurance fund	921	820
London Metal Exchange warrants and other metals trading positions	1,236	1,001
Sundry debtors	2,330	1,592
	18,223	15,518

Own shares represent Barclays PLC shares held in employee benefit trusts that have not yet been expensed.

26 Retail long-term assurance funds

The increase in the shareholders' interest in the retail long-term assurance funds is calculated as follows:

	2001 £m	2000 £m
Value of the shareholders' interest at beginning of year	820	555
Increase resulting from the Woolwich plc acquisition	–	148
Transfer to shareholders' account	(40)	–
Value of the shareholders' interest at end of year	921	820
Increase in value for the year after tax	141	117
Increase in value before tax	164	165

In addition to the increase in the shareholders' interest in the retail long-term assurance funds detailed above, a further £8m (2000 £6m) of other income from the long-term assurance business has been recognised in the year.

26 Long-term assurance funds (continued)

The principal economic assumptions used in calculating the value of the shareholders' interest were as follows:

	2001 %	2000 %
Risk discount rate (net of tax)	9.0	9.5
Gross UK equities returns for unit linked business (net of irrecoverable tax credit)	7.5	7.2
Gross UK equities dividend yield for unit linked business (net of irrecoverable tax credit)	2.2	2.2
Gross property and overseas equities returns for unit linked business	8.0	7.7
Gross fixed interest returns for unit linked business	5.0	4.7
Renewal expense inflation	4.5	4.5

The retail life-fund assets attributable to policy holders comprise:

	2001 £m	2000 £m
Assets:		
Investments	8,129	8,640
Group undertakings	20	27
Other debtors	726	130
	8,875	8,797
Current liabilities	(705)	(86)
	8,170	8,711

27 Prepayments and accrued income

	2001 £m	2000 £m
Accrued interest and commission	2,249	2,482
Prepayments	304	345
	2,553	2,827

28 Deposits by banks

	2001 £m	2000 £m
Repayable		
on demand	6,633	2,826
not more than three months	49,108	41,059
over three months but not more than six months	3,479	1,358
over six months but not more than one year	1,101	1,333
over one year but not more than two years	294	351
over two years but not more than five years	3,773	1,437
over five years	2,992	1,392
	67,380	49,756
By geographical area		
Banking business:		
UK	35,027	18,965
Other European Union	1,637	3,820
United States	4,187	3,893
Rest of the World	4,986	5,767
Total banking business	45,837	32,445
Total trading business	21,543	17,311
	67,380	49,756

There were no balances due to associated undertakings and joint ventures at 31st December 2001 or 31st December 2000. Deposits by banks are mostly over £50,000.

A further analysis of Deposits by banks is given within the Deposits section on page 31 of the Financial review.

29 Customer accounts

	2001 £m	2000 £m
Repayable		
on demand	74,562	61,174
not more than three months	77,940	82,435
over three months but not more than six months	3,181	4,005
over six months but not more than one year	3,351	4,624
over one year but not more than two years	1,016	3,058
over two years but not more than five years	3,044	2,199
over five years	721	1,473
	163,815	158,968
By geographical area		
Banking business:		
UK	123,834	121,565
Other European Union	4,822	4,884
United States	3,111	4,084
Rest of the World	8,064	9,819
Total banking business	139,831	140,352
Total trading business	23,984	18,616
	163,815	158,968

	2001 £m	2000 £m
By type		
In offices in the UK:		
current and demand accounts – interest free	11,538	10,928
current and demand accounts – interest bearing	19,532	16,785
savings accounts	40,218	35,761
other time deposits – retail	33,267	36,224
other time deposits – wholesale	24,230	24,492
In offices outside the UK:		
current and demand accounts – interest free	2,032	1,557
current and demand accounts – interest bearing	2,174	1,903
savings accounts	1,409	1,326
other time deposits	29,415	29,992
	163,815	158,968

At 31st December 2001, there were customer accounts of £14m (2000 £12m) due to associated undertakings and joint ventures.

Deposits in offices in the UK received from non-residents amounted to £11,112m (2000 £11,754m).

Other time deposits in the UK and the United States are mostly over £50,000.

A further analysis of customer accounts is provided within the Deposits section on page 31 of the Financial review.

30 Debt securities in issue

	2001 £m	2000 £m
Bonds and medium-term notes repayable:		
within one year	891	540
over one year but not more than two years	681	946
over two year but not more than five years	3,209	2,593
over five years	1,096	889
	5,877	4,968
Other debt securities in issue repayable:		
not more than three months	22,936	18,738
over three months but not more than one year	10,823	3,135
over one year but not more than two years	153	3,386
over two years but not more than five years	670	1,507
over five years	1,387	149
	41,846	31,883

Debt securities in issue at 31st December 2001 included certificates of deposit of £28,258m (2000 £22,413m) and commercial paper of £3,268m (2000 £2,209m). There were no balances due to associated undertakings and joint ventures at 31st December 2001 or 31st December 2000.

Debt securities in issue at 31st December 2001 and 31st December 2000 include £607m raised from the securitisation of credit and charge card receivables (see note 17).

31 Other liabilities

	2001 £m	2000 £m
Obligations under finance leases payable:		
not more than one year	34	24
over one year but not more than two years	30	29
over two years but not more than five years	79	74
over five years	114	135
	257	262
Less: future finance charges	91	103
	166	159
Balances arising from off-balance sheet financial instruments	11,091	11,971
Short positions in securities	26,200	21,201
Cash receipts from securitisation	605	747
Current tax	589	642
Sundry creditors	4,279	3,464
	42,930	38,184
Short positions in securities comprise:		
Treasury bills and other eligible bills	1,257	2,831
Debt securities – government	20,149	14,322
Debt securities – other public sector	340	415
Debt securities – other	2,914	2,576
Equity shares	1,540	1,057
	26,200	21,201

Of the total short positions disclosed above, £23,840m (2000 £17,895m) were listed on a recognised exchange.

Cash receipts from securitisation are in respect of a portfolio of investment debt securities (see note 19) which did not qualify for linked presentation under FRS 5.

32 Accruals and deferred income

	2001 £m	2000 £m
Accrued interest and commission	2,172	2,317
Other accruals and deferred income	2,205	2,140
	4,377	4,457

33 Deferred tax

Deferred tax is provided using the liability method on timing differences where it is considered probable a liability to tax will crystallise. The movements on deferred tax during the year were:

	2001 £m	2000 £m
At beginning of year	631	596
Exchange and other adjustments	(19)	28
Charge to profit and loss account	18	7
At end of year	630	631
Deferred tax at 31st December:		
Leasing transactions	605	715
Other timing differences	25	(84)
	630	631

Potential tax liabilities not provided in the accounts in respect of leasing transactions are computed at estimated future tax rates and amounted to £211m (2000 £228m). No tax is provided on capital gains which might arise on the disposal of Group subsidiaries or associated undertakings at their balance sheet amounts. Furthermore, no provision is made for tax on capital gains which might arise on the disposal of properties at their balance sheet amounts, as the Directors are of the opinion that, in view of the substantial number of properties involved and the law relating to rollover relief, the likelihood of any such material tax liability arising is remote and no useful purpose would be served by attempting to quantify it.

34 Other provisions for liabilities and charges

	Employee pension and post retirement benefit contributions £m	Onerous contracts £m	Customer loyalty provisions £m	Redundancy and restructuring £m	Sundry provisions £m	Total £m
At 1st January 2001	194	56	66	151	168	635
Acquisitions and disposals of Group undertakings	–	–	–	–	15	15
Exchange	1	(2)	–	–	(3)	(4)
Additions	41	3	12	185	54	295
Amounts used	(28)	(20)	(10)	(183)	(6)	(247)
Unused amounts reversed	(28)	–	–	(24)	(52)	(104)
Amortisation of discount	–	2	–	2	–	4
	180	39	68	131	176	594
At 1st January 2000	167	95	77	192	120	651
Acquisitions and disposals of Group undertakings	12	5	–	–	7	24
Exchange	–	–	–	(1)	1	–
Additions	48	3	–	220	79	350
Amounts used	(21)	(51)	(8)	(253)	(19)	(352)
Unused amounts reversed	(12)	–	(3)	(11)	(20)	(46)
Amortisation of discount	–	4	–	4	–	8
	194	56	66	151	168	635

Customer loyalty provisions are made with respect to anticipated future claims on redemption under the Group's customer loyalty bonus schemes. Sundry provisions are made with respect to commission clawbacks, warranties and litigation claims.

Redundancy and restructuring
It is anticipated that the majority of the remaining provision will be utilised in 2002.

35 Undated loan capital

Undated loan capital, issued by the Bank for the development and expansion of the Group's business and to strengthen the capital base and by Woolwich plc for the general purposes of its business, comprised:

	Notes	2001 £m	2000 £m
Convertible to preference shares			
The Bank			
8% Convertible Capital Notes Series E ($500m)	(h, s)	**345**	335
Non-convertible			
The Bank			
Junior Undated Floating Rate Notes ($121m)	(a, j)	**83**	81
Undated Floating Rate Primary Capital Notes Series 1 ($358m)	(a, k)	**247**	240
Undated Floating Rate Primary Capital Notes Series 2 ($442m)	(a, k)	**304**	297
Undated Floating Rate Primary Capital Notes Series 3	(a, k)	**145**	145
9.875% Undated Subordinated Notes	(b, l)	**300**	300
9% Permanent Interest Bearing Capital Bonds	(h, q)	**100**	100
7.875% Undated Subordinated Notes	(c, r)	**100**	100
7.125% Undated Subordinated Notes	(d, n)	**525**	275
6.875% Undated Subordinated Notes	(e, o)	**650**	400
6.5% Undated Subordinated Notes (FFr 1,000m)	(f, m)	**93**	95
5.03% Reverse Dual Currency Undated Subordinated Notes (Yen 8,000m)	(g, p)	**42**	47
5% Reverse Dual Currency Undated Subordinated Notes (Yen 12,000m)	(g, p)	**63**	70
Woolwich plc			
9.25% Perpetual Subordinated Bonds	(i, t)	**185**	187
		2,837	2,337

Security and subordination
None of the undated loan capital of the Bank or Woolwich plc is secured.

The Junior Undated Floating Rate Notes (the "Junior Notes") rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital. All other issues of the Bank's undated loan capital rank *pari passu* with each other and behind the claims of the holders of the Junior Notes. The 9.25% Perpetual Subordinated Bonds rank behind the claims against Woolwich plc of its depositors and other unsecured unsubordinated creditors and holders of its dated loan capital.

Interest

Notes
(a) These Notes bear interest at rates fixed periodically in advance based on London interbank rates.

(b) These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of 5 years.

(c) These Notes bear a fixed rate of interest until 2003. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of 10 years.

(d) These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of 5 years.

(e) These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of 5 years.

(f) These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

(g) These Notes bear a fixed rate of interest until 2028 based on a US dollar principal amount, but the coupons have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Notes are not redeemed, the Notes will bear Yen interest at rates fixed periodically in advance based on London interbank rates.

35 Undated loan capital (continued)

(h) The interest rates on these Notes are fixed for the life of those issues.

(i) These Notes bear a fixed rate of interest until 2021. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of 5 years.

The Bank is not obliged to make a payment of interest on its undated loan capital (other than the Junior Notes) if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. Woolwich plc is not obliged to a make a payment of interest on its undated loan capital if, in the immediately preceding interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable if such a dividend is subsequently paid or in certain other circumstances.

No payment of principal or any interest may be made unless the Bank or Woolwich plc, as appropriate, satisfies a specified solvency test.

Interest payable on undated loan capital amounted to £207m (2000 £143m, 1999 £125m).

Repayment and conversion

Notes

(j) These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.

(k) These Notes are repayable in each case, at the option of the Bank, in whole on any interest payment date.

(l) These Notes are repayable, at the option of the Bank, in whole in 2008, or on any fifth anniversary thereafter.

(m)These Notes are repayable, at the option of the Bank, in whole in 2009, or on any fifth anniversary thereafter.

(n) These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.

(o) These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.

(p) These Notes are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.

(q) These Bonds are repayable, at the option of the Bank, in whole at any time.

(r) These Notes are repayable, at the option of the Bank, in whole at any time up to and including October 2003, or on any tenth anniversary thereafter.

(s) These Notes are repayable at par, at the option of the Bank, in whole on any interest payment date falling in or after April 2003 and are convertible on any interest payment date, at the option of the Bank, into 40,000,000 non-cumulative dollar-denominated preference shares of the Bank.

(t) These Bonds are repayable, at the option of Woolwich plc, in whole in 2021, or on any fifth anniversary thereafter.

In addition, each issue of undated loan capital is repayable, at the option of the Bank or Woolwich plc, as appropriate, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the Financial Services Authority.

The Series E Notes have been registered under the US Securities Act of 1933. The other issues of undated loan capital, which were made in the eurocurrency market, have not been so registered.

36 Dated loan capital – non-convertible

Dated loan capital, issued by the Bank and its finance subsidiaries for the development and expansion of the Group's business and to strengthen its capital base and by Woolwich plc for the general purposes of its business, comprised:

	Notes	2001 £m	2000 £m
The Bank			
5.95% Subordinated Notes 2001 (2000 $225m)		–	140
9.5% Subordinated Redeemable Bonds 2001 (2000 FFr 350m)		–	33
5.5% Subordinated Notes 2002 (€200m)	(g, i, j)	119	119
Floating Rate Subordinated Notes 2002 (€115m)	(a, g, j)	73	72
Floating Rate Subordinated Notes 2003 (€55m)	(a, j)	34	–
Subordinated Floating Notes 2003 (€200m)	(a, g, j)	125	–
Subordinated Floating Notes 2003 (Yen 8,000m)	(a, j)	42	–
Floating Rate Unsecured Capital Loan Stock 2006	(a, l, m)	4	4
Floating Rate Subordinated Notes 2006 (2000 DM 350m)		–	112
Floating Rate Subordinated Notes 2006 (2000 Yen 20,000m)		–	117
16% Unsecured Capital Loan Stock 2002/07	(i, l)	100	100
4.875% Step-up Callable Subordinated Notes 2008 (FFr 1,000m)	(b, l)	93	95
Floating Rate Subordinated Notes 2008 (ITL 250,000m)	(a, l)	79	80
Subordinated Floating Rate Notes 2008 ($250m)	(a, g, l)	171	171
Subordinated Floating Rate Notes 2009 ($60m)	(a, g, l)	41	40
Floating Rate Subordinated Step-up Callable Notes 2009 ($550m)	(a, h, l)	379	369
Floating Rate Subordinated Step-up Callable Notes 2009 ($115m)	(a, g, l)	79	77
7.4% Subordinated Notes 2009 ($400m)	(i)	276	268
Subordinated Fixed to CMS-Linked Notes 2009 (€31m)	(a)	19	19
Floating Rate Subordinated Step-up Callable Notes 2009 (€150m)	(a, l)	91	94
Variable Floating Rate Subordinated Notes 2009 (Yen 5,000m)	(a, l)	26	29
12% Unsecured Capital Loan Stock 2010	(i)	25	25
Floating Rate Unsecured Capital Loan Stock 2010		–	1
Floating Rate Subordinated Step-up Callable Notes 2011 ($100m)	(a, l)	69	–
Floating Rate Subordinated Step-up Callable Notes 2011 ($125m)	(a, l)	86	–
Floating Rate Subordinated Notes 2011 ($400m)	(a, l)	276	–
5.75% Fixed Rate Subordinated Notes 2011 (€1,000m)	(i)	610	–
Fixed/Floating Rate Subordinated Notes 2011 (Yen 5,000m)	(c, l)	26	29
Floating Rate Subordinated Notes 2012	(a, l)	299	299
5.5% Subordinated Notes 2013 (DM 500m)	(d, l)	156	160
Floating Rate Subordinated Notes 2019 (€50m)	(a)	31	31
Subordinated Floating Rate Notes 2021 (€100m)	(a)	61	–
5.75% Fixed Rate Subordinated Notes 2026	(i)	600	–
5.4% Reverse Dual Currency Subordinated Notes 2027 (Yen 15,000m)	(e)	79	88
6.33% Subordinated Notes 2032	(i)	50	50
Subordinated Floating Rate Notes 2040 (€100m)	(a)	61	–
Barclays Overseas Investment Company B.V. (BOIC)			
Guaranteed Notes 2007 (Yen 15,000m)	(f, l)	79	88
Barclays North American Capital Corporation (BNACC)			
9¾% Guaranteed Capital Notes 2021 (2000 $311m)		–	209
Woolwich plc			
11.625% Subordinated Notes 2001		–	99
5.25% Subordinated Notes 2011 (€250m)	(i)	140	142
Step-up Callable Floating Rate Subordinated Bonds 2012	(a, l)	147	145
10.125% Subordinated Notes 2017	(k, l)	123	125
9.5% Subordinated Bonds 2021	(i)	264	268
		4,933	3,698
Repayable			
not more than one year		196	277
over one year but not more than two years		201	191
over two years but not more than five years		–	–
over five years		4,536	3,230
		4,933	3,698

None of the Group's dated loan capital is secured. The debt obligations of the Bank, BOIC and Woolwich plc rank ahead of the interests of holders of their equity. Dated loan capital of the Bank and Woolwich plc has been issued on the basis that the claims thereunder are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors. Loan capital issued by BOIC carries the guarantee of the Bank, which is subordinated on a similar basis. All loan capital issued by BOIC has been on-lent to the Bank on a subordinated basis.

36 Dated loan capital – non-convertible (continued)

Interest

Notes

(a) These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

(b) These Notes bear a fixed rate of interest until 2003. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

(c) These Notes bear a fixed rate of interest until 2006. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(d) These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(e) These Notes bear a fixed rate of interest based on a US dollar principal amount, but the coupons have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

(f) The coupons on these Notes have been swapped until 2002, resulting in a Yen interest rate payable until then which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(g) The Bank has swapped the proceeds of these Notes for sterling under swaps the durations of which will match the respective terms of the Notes.The payment obligations of the Bank under these swaps are subordinated so that the claims against the Bank in respect of these swaps rank pari passu with claims against the Bank in respect of its dated loan capital. The sterling values of these Notes in the figures set out above take into account these subordinated swaps.

(h) The Bank has swapped US$200 million of the proceeds of these Notes under a swap the duration of which matches the term of the Notes.The payment obligations of the Bank under this swap are subordinated so that the claims against the Bank in respect of this swap rank pari passu with claims against the Bank in respect of its dated loan capital. The sterling value of these Notes in the figures set out above takes into account this subordinated swap.

(i) The interest rates on these Notes are fixed for the life of those issues.

(j) The Bank may defer the payment of interest and principal on these Notes in the event that the Financial Services Authority has required or requested the Bank to make such a deferral.

(k) These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of 5 years.

(l) Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

(m) Holders of these Notes have certain rights to call for the redemption of their holdings.

Interest payable on loan capital with a final maturity within five years amounted to £14m (2000 £16m, 1999 £23m).

The 7.4% Subordinated Notes 2009 (the '7.4% Notes') issued by the Bank have been registered under the US Securities Act of 1933. All other issues of dated loan capital by the Bank, BOIC, and Woolwich plc, which were made in non-US markets, have not been so registered. With respect to the 7.4% Notes, the Bank is not obliged to make (i) a payment of interest on any interest payment date unless a dividend is paid on any class of share capital and (ii) a payment of principal until six months after the respective maturity date with respect to such Notes.

Repayment terms

Unless otherwise indicated, the Group's dated loan capital outstanding at 31st December 2001 is redeemable only on maturity subject, in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law.

Any repayments prior to maturity require the prior approval of the Financial Services Authority.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

37 Called up share capital

The authorised share capital of Barclays PLC is £2,500m (2000 £2,000m), comprising 2,499m (2000 1,999m) ordinary shares of £1 each and 1m (2000 1m) staff shares of £1 each.

	2001 £m	2000 £m
Called up share capital, allotted and fully paid		
Ordinary shares:		
At beginning of year	**1,661**	1,494
Issued to staff under the SAYE Share Option Scheme	**9**	11
Issued under Executive Share Option Scheme	**2**	–
Issued to acquire Woolwich plc	**–**	176
Repurchase of shares	**(5)**	(20)
At end of year	**1,667**	1,661
Staff shares	**1**	1
	1,668	1,662

At 31st December 2001, 31.0m (2000 35.0m) options were outstanding under the terms of the SAYE Share Option Scheme, 1.1m (2000 1.6m) options were outstanding under the terms of the Woolwich SAYE Scheme, 2.4m (2000 3.6m) options were outstanding under the terms of the Executive Share Option Scheme, 2.7m (2000 3.0m) options were outstanding under the terms of the Woolwich ESOP and 10.6m (2000 3.8m) options were outstanding under the terms of the Incentive Share Option Plan, enabling certain Directors and members of staff to subscribe for ordinary shares between 2002 and 2011 at prices ranging from 490p to 2,136p.

In 2001, the Company repurchased ordinary shares with a nominal value of £5m at a total cost of £101m. In 2000, ordinary shares with a nominal value of £20m were repurchased at a total cost of £311m.

38 Shareholders' funds

	2001			2000		
	Consolidated £m	Barclays PLC £m	Associated undertakings and joint ventures £m	Consolidated £m	Barclays PLC £m	Associated undertakings and joint ventures £m
At beginning of year	**13,187**	**13,187**	**30**	8,483	8,483	36
Proceeds of shares issued (net of expenses)	**210**	**210**	**–**	3,554	3,554	–
Exchange rate translation differences	**3**	**–**	**–**	17	–	2
Repurchase of ordinary shares	**(101)**	**(101)**	**–**	(311)	(311)	–
Revaluation of investment in subsidiary undertaking	**–**	**1,111**	**–**	–	1,150	–
Shares issued to employee trusts in relation to share option schemes	**(107)**	**(105)**	**–**	(114)	(114)	–
Other items	**(39)**	**(1)**	**(15)**	12	–	4
Profit/(loss) retained	**1,355**	**207**	**(14)**	1,546	425	(12)
At end of year	**14,508**	**14,508**	**1**	13,187	13,187	30

The revaluation reserve of Barclays PLC arises from the revaluation of the investment in Barclays Bank PLC.

The increase in consolidated shareholders' funds of £3m (2000 increase £17m) arising from exchange rate translation differences is net of a related tax credit of £6m (2000 credit £35m).

39 Investment in Barclays Bank PLC

The investment in Barclays Bank PLC is stated in the balance sheet at Barclays PLC's share of the book value of the net assets of Barclays Bank PLC including unamortised goodwill. The net increase of £1,321m during the year comprised the cost of additional shares of £210m and an increase of £1,111m in other net assets of Barclays Bank PLC. The cost of the investment was £7,481m (2000 £7,271m).

Details of principal subsidiary undertakings, held through Barclays Bank PLC, are shown in note 44.

40 Leasing activities

Aggregate amounts received and receivable during the year under finance leases were £486m (2000 £598m, 1999 £1,070m), including interest income of £263m (2000 £355m, 1999 £413m).

41 Assets and liabilities denominated in sterling and foreign currencies

	2001 £m	2000 £m
Denominated in sterling	**174,499**	166,699
Denominated in currencies other than sterling	**182,150**	149,491
Total assets	**356,649**	316,190
Denominated in sterling	**188,504**	173,235
Denominated in currencies other than sterling	**168,145**	142,955
Total liabilities	**356,649**	316,190

42 Assets pledged to secure liabilities

At 31st December 2001, the amount of assets pledged to secure liabilities was £15,227m (2000 £9,848m). The secured liabilities outstanding amounted to £12,985m (2000 £10,653m).

43 Future rental commitments under operating leases

At 31st December 2001, the Group held various leases on land and buildings, many for extended periods, and other leases for equipment.

	2001		2000	
	Property £m	Equipment £m	Property £m	Equipment £m
Annual commitments under non-cancellable operating leases expiring:				
not more than one year	**19**	**1**	12	–
over one year but not more than five years	**24**	**1**	19	1
over five years	**118**	**–**	121	–
	161	**2**	152	1

The following aggregate rental payments outstanding at 31st December 2001 fall due as follows:

	Year ended 31st December					
	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	Total thereafter £m
Aggregate rental payments	163	170	168	183	175	2,230

The aggregate rental payments above include amounts relating to a commitment to lease a new headquarters at Canary Wharf.

The rentals for leasehold land, buildings and equipment, included in operating expenses for the year ended 31st December 2001, amounted to £200m (2000 £176m, 1999 £239m).

44 Principal subsidiary undertakings

Country of registration or incorporation	Company name	Nature of Business	Percentage of equity capital held %
England	Barclays Bank PLC – ordinary shares	Banking, holding company	100*
England	Barclays Private Bank Limited	Banking	100*
England	Barclays Mercantile Business Finance Limited	Commercial finance, holding company, leasing	100
England	Barclays Global Investors UK Holdings Limited	Holding company	100
England	Barclays Life Assurance Company Limited	Life and pensions business	100
England	Barclays Funds Limited	Provider of savings related investment products	100
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100
England	Barclays Stockbrokers Limited	Stockbroking	100
England	Barclays Capital Securities Limited	Securities dealing	100
England	Barclays Global Investors Pensions Management Limited	Investment management	100*
England	Woolwich plc	Banking, holding company	100
England	FIRSTPLUS Financial Group PLC	Consumer finance	100*
England	Woolwich Independent Financial Advisory Services Limited	Financial advisory services	100*
Guernsey	Barclays Finance Company (Guernsey) Limited	Banking	100
Jersey	Barclays Bank Finance Company (Jersey) Limited	Banking	100
Jersey	Barclays Private Bank and Trust Limited	Banking, holding company	100*
Isle of Man	Barclays Finance Company (Isle of Man) Limited	Banking	100
Spain	Barclays Bank SA	Banking	99.7
Botswana	Barclays Bank of Botswana Limited	Banking	74.9
Egypt	Cairo Barclays Bank SAE	Banking	60
Ghana	Barclays Bank of Ghana Limited	Banking	90
Kenya	Barclays Bank of Kenya Limited	Banking	68.5
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	64.7*
USA	Barclays Capital Inc.	Securities dealing	100*
USA	Barclays Global Investors, NA	Investments and securities industry business	100*
Switzerland	Barclays Bank (Suisse) SA	Banking and trust services	100*
Cayman Islands	Barclays Capital Japan Limited	Securities dealing	100*
Italy	Banca Woolwich SpA	Banking	100*

In accordance with Section 231(5) of the Companies Act 1985 the above information is provided solely in relation to principal subsidiary undertakings. Full information on all subsidiaries will be included with the Annual Return.

With the exception of Barclays Capital Japan Limited which operates in Japan, the country of registration or incorporation is also the principal area of operation for each of the above undertakings. Investments in these undertakings are held directly by Barclays Bank PLC except where marked *.

45 Contingent liabilities and commitments

In common with other banks, the Group conducts business involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties. In addition, there are other off-balance sheet financial instruments, including swaps, futures, forwards and option contracts or combinations thereof (all commonly known as derivatives) the nominal amounts of which are not reflected in the consolidated balance sheet.

Following internationally accepted banking supervisory practice for the calculation of the credit risk associated with such non-derivative off-balance sheet items, for the purpose of this note the contract or underlying principal amounts are initially converted to credit risk equivalents by applying specified conversion factors.

Nature of instruments

For a description of the nature of derivative financial instruments, see page 54 of the Financial review.

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

Guarantees and assets pledged as collateral security are generally written by a bank to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

45 Contingent liabilities and commitments (continued)

Other contingent liabilities include transaction related customs and performance bonds and are, generally, short-term commitments to third parties which are not directly dependent on the customer's credit worthiness.

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

The following table summarises the nominal principal amount of contingent liabilities and commitments with off-balance sheet risk as at 31st December 2001.

	2001 Contract or underlying principal amount £m	2000 Contract or underlying principal amount £m
Contingent liabilities		
Acceptances and endorsements	2,460	1,170
Guarantees and assets pledged as collateral security	14,826	15,180
Other contingent liabilities	7,313	6,503
Off-balance sheet credit risk	24,599	22,853
Commitments		
Other commitments:		
Documentary credits and other short-term trade related transactions	397	446
Forward asset purchases and forward forward deposits placed	9	10
Undrawn note issuance and revolving underwriting facilities	19	28
Undrawn formal standby facilities, credit lines and other commitments to lend:		
Over one year	22,372	20,550
In one year or less	77,120	66,937
Off-balance sheet credit risk	99,917	87,971

As an active participant in international banking markets, the Group has a significant concentration of off-balance sheet items with financial institutions, as shown in note 66.

For a further description of the nature and management of credit risks and market risks, see Risk management on pages 34 to 53 of the Financial review.

46 Derivatives and other financial instruments

The Group's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 34 to 58 of the Financial review under the headings 'Risk management and control – overview'; 'Market risk management' and 'Treasury asset and liability management'. Short-term debtors and creditors are included in the following interest rate repricing and non-trading currency risk tables. All other disclosures in note 46 exclude these short-term balances.

Interest rate sensitivity gap analysis

The table below summarises the repricing profiles of the Group's non-trading book as at 31st December 2001. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

Interest rate repricing – as at 31st December 2001

	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Non-interest bearing £m	Trading balances £m	Total £m
Assets:										
Treasury bills and other eligible bills	565	49	36	40	–	–	–	–	6,727	7,417
Loans & advances to banks	3,531	306	58	18	2	189	–	298	43,487	47,889
Loans & advances to customers	82,427	2,827	3,820	14,818	5,587	3,635	1,212	592	65,575	180,493
Debt securities & equity shares	539	50	1,378	604	1,452	668	491	135	76,725	82,042
Other assets	749	–	–	–	–	–	–	11,724	18,165	30,638
Total assets	87,811	3,232	5,292	15,480	7,041	4,492	1,703	12,749	210,679	348,479
Liabilities:										
Deposits by banks	2,610	491	86	291	416	287	–	115	63,084	67,380
Customer accounts	105,204	2,258	2,658	483	570	13	219	13,440	38,970	163,815
Debt securities in issue	3,695	296	143	609	822	63	77	–	36,141	41,846
Other liabilities	–	–	–	–	–	–	–	8,347	42,462	50,809
Loan capital & other subordinated liabilities	2,895	77	198	193	26	1,712	3,014	–	–	8,115
Minority & other interests & shareholders' funds	–	–	–	–	–	–	–	16,514	–	16,514
Internal funding of trading business	(22,824)	(555)	316	(188)	308	(12)	325	(7,392)	30,022	–
Total liabilities	91,580	2,567	3,401	1,388	2,142	2,063	3,635	31,024	210,679	348,479
Off-balance sheet items	(8,830)	3,461	(3,535)	(2,146)	5,571	3,595	1,884	–	–	–
Interest rate repricing gap	(12,599)	4,126	(1,644)	11,946	10,470	6,024	(48)	(18,275)	–	–
Cumulative gap	(12,599)	(8,473)	(10,117)	1,829	12,299	18,323	18,275	–	–	–

Total assets and liabilities exclude retail life-fund assets and liabilities. These are not relevant in considering the interest rate risk of the Group.

Trading balances for the purposes of this table are those, within Barclays Capital, where the risk is managed by DVaR (see pages 52 and 53).

46 Derivatives and other financial instruments (continued)

Interest rate repricing – as at 31st December 2000

	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Non-interest bearing £m	Trading balances £m	Total £m
Assets:										
Treasury bills and other eligible bills	275	88	143	9	–	–	–	–	5,049	5,564
Loans & advances to banks	3,323	438	68	66	39	8	1	289	32,669	36,901
Loans & advances to customers	83,377	4,792	4,576	14,478	6,597	3,961	1,058	539	42,257	161,635
Debt securities & equity shares	1,308	224	1,484	1,806	943	1,123	492	140	67,312	74,832
Other assets	768	1	–	–	–	–	–	10,176	17,602	28,547
Total assets	89,051	5,543	6,271	16,359	7,579	5,092	1,551	11,144	164,889	307,479
Liabilities:										
Deposits by banks	3,976	400	72	296	184	505	–	654	43,669	49,756
Customer accounts	103,521	3,332	2,969	2,493	189	4	157	11,866	34,437	158,968
Debt securities in issue	6,265	599	84	231	791	429	101	–	23,383	31,883
Other liabilities	–	–	–	–	–	–	–	6,815	38,900	45,715
Loan capital & other subordinated liabilities	2,405	46	286	402	–	978	2,044	–	209	6,370
Minority & other interests & shareholders' funds	–	–	–	–	–	–	–	14,787	–	14,787
Internal funding of trading business	(17,892)	996	110	(261)	81	278	–	(7,603)	24,291	–
Total liabilities	98,275	5,373	3,521	3,161	1,245	2,194	2,302	26,519	164,889	307,479
Off-balance sheet items	(4,580)	935	(1,741)	(3,177)	6,020	737	1,806	–	–	–
Interest rate repricing gap	(13,804)	1,105	1,009	10,021	12,354	3,635	1,055	(15,375)	–	–
Cumulative gap	(13,804)	(12,699)	(11,690)	(1,669)	10,685	14,320	15,375	–	–	–

Non-trading currency risk

Non-trading currency risk exposure arises principally from the Group's investments in overseas branches and subsidiary and associated undertakings, principally in the United States, Japan and Europe.

The Group's structural currency exposures at 31st December 2001 were as follows:

	Net investments in overseas operations		Borrowings which hedge the net investments		Remaining structural currency exposures	
Functional currency of the operation involved	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
US dollar	**709**	628	**593**	619	**116**	9
Yen	**118**	109	**1**	–	**117**	109
Euro	**2,610**	3,090	**2,065**	2,671	**545**	419
Other non-sterling	**493**	480	**106**	129	**387**	351
Total	**3,930**	4,307	**2,765**	3,419	**1,165**	888

In accordance with Group policy, as at 31st December 2001 and 31st December 2000 there were no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains and losses recognised in the profit and loss account. Instruments used in hedging non-trading exposures are described in the Financial review on pages 55 and 56.

46 Derivatives and other financial instruments (continued)

Daily value at risk

The Daily Value at Risk (DVaR) methodology of estimating potential losses arising from the Group's exposure to market risk is explained on pages 52 and 53. The models used in estimating potential losses are based on past movements and may not be indicative of future market conditions.

The following table shows an analysis of DVaR for the market risk exposures in Barclays Capital as an average for the year and the high and low during the year.

	Year to 31st December 2001			Year to 31st December 2000		
	Average £m	High (a) £m	Low (a) £m	Average £m	High (a) £m	Low (a) £m
Interest rate risk	**15.9**	**24.5**	**10.2**	16.2	23.7	10.7
Foreign exchange risk	**2.3**	**6.2**	**0.6**	2.9	4.7	1.8
Equities risk	**3.3**	**6.4**	**2.1**	3.9	7.1	1.4
Commodities risk	**1.7**	**4.3**	**0.6**	1.4	3.5	0.9
Diversification effect	**(6.3)**			(6.9)		
Total DVaR	**16.9**	**24.4**	**11.0**	17.5	27.7	11.5

Note

(a) The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table. The DVaR at 31st December 2001 was £23.0m (2000 £19.0m).

The hedging tables below summarise, firstly, the unrecognised gains and losses on hedges at 31st December 2001 and 31st December 2000 and the movements therein during the year, and, secondly, the deferred gains and losses on hedges carried forward in the balance sheet at 31st December 2001 and 31st December 2000, pending their recognition in the profit and loss account.

	Gains		Losses		Total net gains/(losses)	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
Unrecognised gains and losses on hedges						
At 1st January	**1,755**	655	**(1,709)**	(989)	**46**	(334)
(Gains)/losses arising in previous years that were recognised in 2001/2000	**(762)**	(194)	**590**	279	**(172)**	85
Brought forward gains/(losses) not recognised in 2001/2000	**993**	461	**(1,119)**	(710)	**(126)**	(249)
Gains/(losses) arising in 2001/2000 that were not recognised in 2001/2000	**1,448**	1,294	**(619)**	(999)	**829**	295
At 31st December	**2,441**	1,755	**(1,738)**	(1,709)	**703**	46
Of which:						
Gains/(losses) expected to be recognised in 2002/2001	**1,338**	669	**(844)**	(465)	**494**	204
Gains/(losses) expected to be recognised in 2003/2002 or later	**1,103**	1,086	**(894)**	(1,244)	**209**	(158)
Deferred gains and losses on hedges carried forward in the balance sheet						
At 1st January	**20**	44	**(81)**	(64)	**(61)**	(20)
Deferred (gains)/losses brought forward that were recognised in income in 2001/2000	**(10)**	(42)	**39**	38	**29**	(4)
Brought forward deferred gains/(losses) not recognised in 2001/2000	**10**	2	**(42)**	(26)	**(32)**	(24)
Gains/(losses) that became deferred in 2001/2000	**39**	18	**(35)**	(55)	**4**	(37)
At 31st December	**49**	20	**(77)**	(81)	**(28)**	(61)
Of which:						
Gains/(losses) expected to be recognised in income in 2002/2001	**19**	11	**(49)**	(40)	**(30)**	(29)
Gains/(losses) expected to be recognised in income in 2003/2002 or later	**30**	9	**(28)**	(41)	**2**	(32)

Where a non-trading derivative no longer represents a hedge because the underlying non-trading asset, liability or position has been de-recognised or transferred into a trading portfolio, it is restated at fair value and any resultant gains or losses taken directly to the profit and loss account. Gains of £89m (2000 £nil) and losses of £122m (2000 £nil) were recognised in the year to 31st December 2001. *The disclosure of the fair value of financial instruments as required by FRS 13 is provided in note 47 on pages 131 to 132.*

46 Derivatives and other financial instruments (continued)

Derivatives held or issued for trading purposes

The tables set out below analyse the notional principal amounts and fair values (which, after netting, are the book values) of trading instruments entered into with third parties.

	2001				
	Contract or underlying principal amount £m	Year-end positive fair value £m	Year-end negative fair value £m	Average positive fair value £m	Average negative fair value £m
Foreign exchange derivatives					
Forward foreign exchange	238,550	3,178	2,652	3,467	3,115
Currency swaps	130,235	4,468	4,317	4,404	4,583
OTC options bought and sold	62,512	616	585	688	666
OTC derivatives	431,297	8,262	7,554	8,559	8,364
Exchange traded futures – bought and sold	7,528	–	–	–	–
Exchange traded options – bought and sold	12	–	–	–	–
Total	438,837	8,262	7,554	8,559	8,364
Interest rate derivatives					
Swaps	1,404,311	27,309	26,293	22,268	21,682
Forward rate agreements	85,594	61	53	52	46
OTC options bought and sold	498,081	5,289	5,086	4,035	3,783
OTC derivatives	1,987,986	32,659	31,432	26,355	25,511
Exchange traded futures – bought and sold	384,883	–	–	–	–
Exchange traded options – bought and sold	137,388	–	–	–	–
Exchange traded swaps	152,825	–	–	–	–
Total	2,663,082	32,659	31,432	26,355	25,511
Credit derivatives					
Swaps	11,085	508	161	286	83
Equity and stock index derivatives					
OTC options bought and sold	35,193	1,263	1,257	1,225	1,240
Equity swaps and forwards	1,168	24	25	37	30
OTC derivatives	36,361	1,287	1,282	1,262	1,270
Exchange traded futures – bought and sold	18,036	–	–	–	–
Exchange traded options – bought and sold	14,995	–	–	–	–
Total	69,392	1,287	1,282	1,262	1,270
Commodity derivatives					
OTC options bought and sold	2,855	64	93	44	92
Commodity swaps and forwards	10,377	381	362	318	381
OTC derivatives	13,232	445	455	362	473
Exchange traded futures – bought and sold	12,209	244	265	252	258
Exchange traded options – bought and sold	1,050	14	29	12	18
Total	26,491	703	749	626	749
Total trading derivatives		43,419	41,178		
Effect of netting		(29,173)	(29,173)		
Allowable offset – cash collateral		(516)	(914)		
Balances arising from off-balance sheet financial instruments (see Other assets/Other liabilities, notes 25 and 31)		13,730	11,091		

Collateral held that reduced credit risk in respect of derivative instruments at 31st December 2001, but did not meet the offset criteria amounted to £238m (2000 £267m).

46 Derivatives and other financial instruments (continued)

	2000				
	Contract or underlying principal amount £m	Year-end positive fair value £m	Year-end negative fair value £m	Average positive fair value £m	Average negative fair value £m
Foreign exchange derivatives					
Forward foreign exchange	235,015	4,690	4,345	3,969	3,686
Currency swaps	109,342	3,929	4,362	3,656	4,193
OTC options bought and sold	78,298	892	978	823	836
OTC derivatives	422,655	9,511	9,685	8,448	8,715
Exchange traded futures – bought and sold	15,010	–	–	–	–
Exchange traded options – bought and sold	9,706	–	–	–	–
Total	447,371	9,511	9,685	8,448	8,715
Interest rate derivatives					
Swaps	1,133,996	18,279	18,001	14,673	14,806
Forward rate agreements	31,778	25	26	19	25
OTC options bought and sold	377,094	3,414	3,180	2,874	2,629
Other interest rate contracts	7	–	–	–	–
OTC derivatives	1,542,875	21,718	21,207	17,566	17,460
Exchange traded futures – bought and sold	396,496	–	–	–	–
Exchange traded options – bought and sold	60,480	–	–	–	–
Total	1,999,851	21,718	21,207	17,566	17,460
Credit derivatives					
Swaps	6,891	249	22	152	12
Equity and stock index derivatives					
OTC options bought and sold	21,791	1,115	1,754	1,153	1,386
Equity swaps and forwards	1,757	182	196	149	147
OTC derivatives	23,548	1,297	1,950	1,302	1,533
Exchange traded futures – bought and sold	14,685	–	–	–	–
Exchange traded options – bought and sold	41,556	–	–	–	–
Total	79,789	1,297	1,950	1,302	1,533
Commodity derivatives					
OTC options bought and sold	1,874	20	96	14	20
Commodity swaps and forwards	5,995	354	389	268	243
OTC derivatives	7,869	374	485	282	263
Exchange traded futures – bought and sold	13,398	141	147	235	243
Exchange traded options – bought and sold	452	5	6	6	6
Total	21,719	520	638	523	512
Total trading derivatives		33,295	33,502		
Effect of netting		(20,748)	(20,748)		
Allowable offset – cash collateral		(447)	(783)		
Balances arising from off-balance sheet financial instruments (see Other assets/Other liabilities, notes 25 and 31)		12,100	11,971		

46 Derivatives and other financial instruments (continued)

Derivative financial instruments held for the purpose of managing non-trading exposures

The following table, which includes only the derivative components of the Group's hedging programme, summarises the nominal values, fair values and book values of derivatives held for the purpose of managing non-trading exposures. Included in the amounts below were £13,920m (2000 £17,956m) contract amount of foreign exchange derivatives and £131,306m (2000 £92,680m) of interest rate derivatives which were made for asset and liability management purposes with independently managed dealing units of the Group.

	2001					2000		
	Contract or underlying principal amount £m	Year-end positive fair value £m	Year-end negative fair value £m	Year-end positive book value £m	Year-end negative book value £m	Contract or underlying principal amount £m	Year-end Positive fair value £m	Year-end Negative fair value £m
Foreign exchange derivatives								
Forward foreign exchange	3,727	245	–	112	–	5,420	128	68
Currency swaps	16,062	717	379	297	271	16,470	640	277
OTC options bought and sold	5,062	22	66	–	–	2,589	43	1
OTC derivatives	24,851	984	445	409	271	24,479	811	346
Interest rate derivatives								
Swaps	152,146	2,458	1,754	986	622	99,613	2,317	1,870
Forward rate agreements	17,853	19	11	1	9	8,161	8	10
OTC options bought and sold	4,622	19	6	–	–	471	–	–
Other interest rate contracts	150	17	–	–	–	–	–	–
OTC derivatives	174,771	2,513	1,771	987	631	108,245	2,325	1,880
Exchange traded futures – bought and sold	–	–	–	–	–	2,013	–	–
Exchange traded options – bought and sold	–	–	–	–	–	1,678	–	–
Total	174,771	2,513	1,771	987	631	111,936	2,325	1,880
Credit derivatives								
Swaps	5,555	2	15	77	–	7,205	2	–
Equity, stock index and commodity derivatives	335	10	1	3	–	8	2	–

At 31st December 2000 the total positive book value of derivatives held for the purposes of managing non-trading exposures was £1,805m. The total negative book value of such contracts at 31st December 2000 was £937m.

The nominal amounts of OTC foreign exchange derivatives held to manage the non-trading exposure of the Group analysed by currency and final maturity are as follows:

	2001				2000			
	One year or less £m	Over one year but not more than five years £m	Over five years £m	Total £m	One year or less £m	Over one year but not more than five years £m	Over five years £m	Total £m
£/euro	2,621	1,777	44	4,442	2,323	2,127	396	4,846
£/Yen	2,792	2,998	89	5,879	5,934	1,640	32	7,606
£/US Dollar	6,818	2,019	337	9,174	1,442	4,154	341	5,937
US Dollar/euro	419	49	11	479	204	6	–	210
US Dollar/Yen	51	922	196	1,169	238	1,005	191	1,434
US Dollar/South African Rand	396	–	–	396	502	–	–	502
US/Australian Dollar	2	–	–	2	340	–	–	340
Yen/euro	945	1,325	–	2,270	996	1,473	–	2,469
Other	926	87	27	1,040	974	134	27	1,135
Total	14,970	9,177	704	24,851	12,953	10,539	987	24,479

46 Derivatives and other financial instruments (continued)

Maturity of notional principal amounts as at 31st December 2001

At 31st December 2001 the notional principal amounts, by residual maturity, of the Group's trading and non-trading derivatives were as follows:

	One year or less £m	Over one year but not more than five years £m	Over five years £m	Total £m
Foreign exchange derivatives				
Forward foreign exchange	231,183	9,528	1,566	242,277
Currency swaps	41,377	66,461	38,459	146,297
OTC options bought and sold	62,429	4,500	645	67,574
OTC derivatives	334,989	80,489	40,670	456,148
Exchange traded futures – bought and sold	7,528	–	–	7,528
Exchange traded options – bought and sold	12	–	–	12
Total	342,529	80,489	40,670	463,688
Interest rate derivatives				
Swaps	319,636	698,275	538,546	1,556,457
Forward rate agreements	85,853	17,594	–	103,447
OTC options bought and sold	182,559	231,307	88,837	502,703
Other interest rate contracts	–	150	–	150
OTC derivatives	588,048	947,326	627,383	2,162,757
Exchange traded futures – bought and sold	318,915	65,968	–	384,883
Exchange traded options – bought and sold	133,483	3,905	–	137,388
Exchange traded swaps	16,674	75,002	61,149	152,825
Total	1,057,120	1,092,201	688,532	2,837,853
Credit derivatives				
Swaps	1,216	6,578	8,846	16,640
Equity and stock index derivatives				
OTC options bought and sold	11,263	23,023	1,242	35,528
Equity swaps and forwards	1,168	–	–	1,168
OTC derivatives	12,431	23,023	1,242	36,696
Exchange traded futures – bought and sold	18,036	–	–	18,036
Exchange traded options – bought and sold	11,858	3,137	–	14,995
Total	42,325	26,160	1,242	69,727
Commodity derivatives				
OTC options bought and sold	1,753	1,102	–	2,855
Commodity swaps and forwards	7,385	2,302	690	10,377
OTC derivatives	9,138	3,404	690	13,232
Exchange traded futures – bought and sold	11,728	481	–	12,209
Exchange traded options – bought and sold	895	155	–	1,050
Total	21,761	4,040	690	26,491

46 Derivatives and other financial instruments (continued)

Maturity of notional principal amounts as at 31st December 2000

	One year or less £m	Over one year but not more than five years £m	Over five years £m	Total £m
Foreign exchange derivatives				
Forward foreign exchange	231,374	8,569	492	240,435
Currency swaps	32,233	61,514	32,065	125,812
OTC options bought and sold	70,755	9,640	492	80,887
OTC derivatives	334,362	79,723	33,049	447,134
Exchange traded futures – bought and sold	15,010	–	–	15,010
Exchange traded options – bought and sold	9,706	–	–	9,706
Total	359,078	79,723	33,049	471,850
Interest rate derivatives				
Swaps	275,391	547,177	411,041	1,233,609
Forward rate agreements	32,884	7,055	–	39,939
OTC options bought and sold	108,792	188,503	80,270	377,565
Other interest rate contracts	–	7	–	7
OTC derivatives	417,067	742,742	491,311	1,651,120
Exchange traded futures – bought and sold	307,692	90,817	–	398,509
Exchange traded options – bought and sold	62,158	–	–	62,158
Total	786,917	833,559	491,311	2,111,787
Credit derivatives				
Swaps	1,261	3,470	9,365	14,096
Equity and stock index derivatives				
OTC options bought and sold	8,934	12,605	260	21,799
Equity swaps and forwards	1,757	–	–	1,757
OTC derivatives	10,691	12,605	260	23,556
Exchange traded futures – bought and sold	14,685	–	–	14,685
Exchange traded options – bought and sold	36,021	5,535	–	41,556
Total	61,397	18,140	260	79,797
Commodity derivatives				
OTC options bought and sold	1,612	252	10	1,874
Commodity swaps and forwards	4,928	1,061	6	5,995
OTC derivatives	6,540	1,313	16	7,869
Exchange traded futures – bought and sold	11,425	1,973	–	13,398
Exchange traded options – bought and sold	452	–	–	452
Total	18,417	3,286	16	21,719

46 Derivatives and other financial instruments (continued)

Maturity analyses of replacement cost and counterparty analyses of net replacement cost
The fair value of a derivative contract represents the amount at which that contract could be exchanged in an arm's length transaction, calculated at market rates current at the balance sheet date. The totals of positive and negative fair values arising on trading derivatives at the balance sheet date have been netted where the Group has a legal right of offset with the relevant counterparty. The total positive fair value after permitted netting equates to net replacement cost.

The residual replacement cost by maturity and net replacement cost by counterparty analyses of OTC and non-margined exchange traded derivatives held for trading and non-trading purposes at 31st December 2001 and 31st December 2000 are as follows:

	2001				2000			
	One year or less £m	Over one year but not more than five years £m	Over five years £m	Total £m	One year or less £m	Over one year but not more than five years £m	Over five years £m	Total £m
Replacement cost by residual maturity								
Foreign exchange derivatives	4,656	2,339	1,390	8,385	6,045	2,501	1,137	9,683
Interest rate derivatives	3,924	14,578	14,619	33,121	2,110	8,418	11,389	21,917
Equity and stock index derivatives	381	896	13	1,290	602	685	12	1,299
Commodity derivatives	549	138	16	703	466	51	3	520
Credit derivatives	7	78	425	510	6	21	224	251
	9,517	18,029	16,463	44,009	9,229	11,676	12,765	33,670

	Total 2001 £m	Total 2000 £m
Net replacement cost by counterparty:		
Central Banks	97	239
Banks and other financial institutions	9,332	8,488
Other corporate and public bodies	4,839	3,748
	14,268	12,475

Potential credit risk exposure
The potential credit risk exposure for each product equals net replacement cost as reduced by the fair value of collateral provided by the counterparty.

At 31st December 2001 and 31st December 2000 the potential credit risk exposures in respect of the Group's trading and non-trading OTC derivatives were not significantly different to net replacement cost.

47 Fair values of financial instruments

Financial instruments include both financial assets and financial liabilities and also derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Wherever possible, the Group has estimated fair value using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by the Group. In certain cases, however, including loans and advances to customers, no ready markets currently exist in the UK wherein exchanges between willing parties occur. Accordingly, various techniques have been developed to estimate what the fair value of such instruments might be.

These estimation techniques are necessarily subjective in nature and involve several assumptions. There have been no significant changes in the estimation techniques or the methodology used compared with that used at 31st December 2000 with the exception of the methods employed to calculate the fair value of loans and advances to customers, as described in note (d) to the following table.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these accounts are thus advised to use caution when using this data to evaluate the Group's financial position.

Fair value information is not provided for items that do not meet the definitions of a financial instrument. These items include short term debtors and creditors, intangible assets such as the value of the Group's branch network, the long-term relationships with depositors (core deposit intangibles), premises and equipment and shareholders' equity. These items are material and accordingly the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31st December 2001.

The following table shows the carrying amount and the fair value of the Group's financial instruments analysed between trading and non-trading assets and liabilities.

		2001		2000	
	Note	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Trading					
Assets					
Treasury bills and other eligible bills	(a)	1,694	1,694	2,623	2,623
Loans and advances to banks (including reverse repurchase agreements)	(a)	35,693	35,693	27,345	27,345
Loans and advances to customers (including reverse repurchase agreements)	(a)	34,240	34,240	23,198	23,198
Debt securities	(a)	40,633	40,633	32,402	32,402
Equity shares	(a)	2,924	2,924	3,818	3,818
Derivatives (see analysis in note 46)	(b)	13,730	13,730	12,100	12,100
London Metal Exchange warrants and other metals trading positions (see note 25)	(a)	1,236	1,236	1,001	1,001
Liabilities					
Deposits by Banks and customers accounts (including repurchase agreements)	(a)	45,527	45,527	35,927	35,927
Short positions in securities (see note 31)	(a)	26,200	26,200	21,201	21,201
Derivatives (see analysis in note 46)	(b)	11,091	11,091	11,971	11,971

47 Fair values of financial instruments (continued)

	Note	2001 Carrying amount £m	2001 Fair value £m	2000 Carrying amount £m	2000 Fair value £m
Non trading					
Assets					
Cash and balances at central banks	(a)	1,281	1,281	1,243	1,243
Items in course of collection from other banks	(a)	2,444	2,444	2,509	2,509
Treasury bills and other eligible bills	(a)	5,723	5,723	2,941	2,941
Loans and advances to banks	(c)	12,196	12,200	9,556	9,600
Loans and advances to customers	(d)	146,253	147,000	138,437	139,000
Debt securities	(e)	38,291	38,491	38,368	38,719
Equity shares	(e)	194	215	244	295
Derivatives (see analysis in note 46)	(b)	1,476	3,509	1,805	3,140
Liabilities					
Deposits by Banks and customers accounts	(f)	185,668	185,700	172,797	172,700
Debt securities in issue	(g)	41,846	41,904	31,883	31,971
Items in course of collection due to other banks	(a)	1,550	1,550	1,176	1,176
Undated loan capital	(h)	3,182	3,289	2,672	2,661
Dated loan capital	(h)	4,933	5,013	3,698	3,701
Non-equity minority and other interests	(i)	1,872	2,061	1,492	1,554
Derivatives (see analysis in note 46)	(b)	902	2,232	937	2,226

Notes

(a) Financial assets and financial liabilities where fair value approximates carrying value because they are either (i) carried at market value or (ii) have minimal credit losses and are either short-term in nature or repriced frequently.

(b) Derivatives held for trading purposes are carried at fair value. Derivatives held for non-trading purposes are accounted for in accordance with the accounting treatment of the underlying transaction or transactions being hedged. The fair value of these instruments is estimated using market prices or pricing models consistent with the methods used for valuing similar instruments used for trading purposes.

(c) Within this calculation, the fair value for loans and advances to banks was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

(d) The Group provides lending facilities of varying rates and maturities to corporate and personal customers. In estimating the fair value of such instruments, the fair value of personal and corporate loans subject to variable interest rates is considered to approximate the carrying value, in view of the unrestricted ability to prepay. The fair value of such instruments subject to fixed interest rates was estimated by discounting cash flows at appropriate rates and making adjustments for credit risks, servicing costs and cost of capital.

(e) The valuation of listed securities and investments is at mid-market prices and that of unlisted securities and investments is based on the Directors' estimate, which takes into consideration discounted cash flows, price earnings ratios and other suitable valuation techniques.

(f) Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate to their carrying value. The fair value of all other deposits and other borrowings was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by the Group for deposits of similar remaining maturities.

(g) Fair values of short-term debt securities in issue are approximately equal to their carrying amount. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using other valuation techniques.

(h) The estimated fair values for dated and undated convertible and non-convertible loan capital were based upon quoted market rates for the issue concerned or equivalent issues with similar terms and conditions.

(i) The fair value of non-equity minority and other interests was calculated using quoted market prices.

48 Legal proceedings

Barclays is party to various legal proceedings, the ultimate resolution of which is not expected to have a significant effect on the financial position or profitability of the Group.

49 Post balance sheet events

As announced on 31st October 2001, Barclays and Canadian Imperial Bank of Commerce ('CIBC') signed an agreement to combine their retail, corporate and offshore banking operations in the Caribbean to create FirstCaribbean International Bank™ ('FirstCaribbean'). Implementation of the combination is subject to, among other things, the receipt of certain approvals from government and regulatory authorities and shareholders of CIBC West Indies Holdings Limited ('CWIHL') and CIBC Bahamas Limited. The transaction is expected to be completed during the first half of 2002. Barclays will account for its interest in FirstCaribbean as an associated undertaking under UK accounting standards. At the time the transaction was announced, it was expected to result in an economic profit for Barclays in the region of £250m in respect of the disposal of its share of its existing Caribbean operations which will be recognised in the statement of total recognised gains and losses and goodwill of around £175m to arise in Barclays on the acquisition of its share of CWIHL. No significant change is currently expected to those amounts, except to the extent goodwill alters due to fair value adjustments, exchange rate movements and transaction costs. The transaction is expected to increase Barclays Tier 1 capital ratio and, going forward, to have a positive impact on earnings before goodwill and fair value amortisation, primarily as a result of synergies.

The Group announced on 20th February 2002 that it had signed a conditional agreement to acquire the UK credit card operation of Providian Financial Corporation. The deal is expected to be completed in the second quarter of 2002.

50 Reconciliation of operating profit to net cash flow from operating activities

	2001 £m	2000 £m	1999 £m
Operating profit	3,621	3,290	2,607
Provisions for bad and doubtful debts	1,149	817	621
Depreciation and amortisation	528	302	276
Net increase/(decrease) in accrued expenditure and prepayments	114	188	(149)
Provisions for contingent liabilities and commitments	1	(1)	1
Other provisions for liabilities and charges	194	313	445
Interest on dated and undated loan capital	464	335	263
Increase in shareholders' interest in the long-term assurance fund	(164)	(165)	(32)
Profit on redemption/repurchase of loan capital	–	(2)	(3)
Net decrease in net interest and commission receivable	76	369	691
Net profit on disposal of investments and fixed assets	(83)	(60)	(51)
Other non-cash movements	23	35	7
	5,923	5,421	4,676
Net change in items in course of collection	439	(241)	96
Net increase in other credit balances	4,717	1,857	516
Net increase in loans and advances to banks and customers	(30,695)	(7,942)	(23,862)
Net increase in deposits and debt securities in issue	33,780	13,611	32,100
Net (increase)/decrease in other assets	(2,568)	1,235	(307)
Net (increase) in debt securities and equity shares	(5,949)	(7,079)	(1,922)
Net (increase)/decrease in treasury and other eligible bills	(1,901)	1,676	(2,462)
Other non-cash movements	53	(52)	88
Net cash inflow from operating activities	3,799	8,486	8,923

51 Sale of Group undertakings during the year

	2001 £m	2000 £m	1999 £m
Goodwill written off	7	–	154
Advances and other accounts	2,148	949	1,549
Deposits and other borrowings	(2,109)	(849)	(1,400)
Net assets disposed of	46	100	303
Net (loss)/profit on disposal	(4)	207	(138)
	42	307	165
Amounts not yet settled (including deferred consideration)	–	–	9
Settled by net cash received	42	307	174

52 Changes in financing during the year

The following table does not include a further £96m paid in respect of the repurchase of 5m ordinary shares.

	Undated loan capital £m	Dated loan capital £m	Ordinary shares £m	Barclays Bank PLC preference shares £m	Share premium £m	Barclays Bank PLC reserve capital instruments £m
Barclays PLC						
At beginning of year	2,672	3,698	1,662	142	4,950	1,350
Exchange rate and other movements	10	(49)	–	6	–	2
Net cash (outflow)/inflow from financing	500	1,284	6	(148)	199	520
At end of year	3,182	4,933	1,668	–	5,149	1,872

53 Analysis of cash balances

	31.12.01 £m	Change £m	31.12.00 £m	Change £m	31.12.99 £m	Change £m	31.12.98 £m
Cash and balances at central bank	1,281	38	1,243	77	1,166	224	942
Loans and advances to other banks repayable on demand	4,117	2,023	2,094	1,127	967	(207)	1,174
	5,398	2,061	3,337	1,204	2,133	17	2,116

	2001		2000		1999	
	£m	£m	£m	£m	£m	£m
Balance at beginning of year		3,337		2,133		2,116
Net increase in cash before the effect of exchange rate movements	1,998		1,225		78	
Effect of exchange rate movements	63		(21)		(61)	
		2,061		1,204		17
Balance at end of year		5,398		3,337		2,133

54 Analysis of the net outflow/(inflow) of cash in respect of the acquisition of subsidiary undertakings

	2001 £m	2000 £m	1999 £m
Cash consideration, including acquisition expenses	84	2,494	66
Cash at bank and in hand acquired	(48)	(73)	(126)
Net outflow/(inflow) of cash in respect of the purchase of subsidiary undertakings	36	2,421	(60)

55 Acquisitions

The Group made the following significant acquisition of a subsidiary undertaking in 2001 which is accounted for on an acquisition basis:

	% Acquired	Date
Banco Barclays e Galicia SA	49.9	1st August 2001

	Book Value £m	Fair value adjustments £m	Fair value £m
Net assets acquired			
Cash and balances at central banks	48	–	48
Loans and advances to banks	46	–	46
Loans and advances to customers	96	(11)	85
Debt securities and equity securities	228	(1)	227
Other assets	23	(5)	18
Deposits by banks	(59)	–	(59)
Customer accounts	(11)	–	(11)
Debt securities in issue	(134)	(8)	(142)
Other liabilities	(171)	(9)	(180)
Net assets	66	(34)	32
Goodwill			52
Satisfied by cash			84

The book value in the above table reflects all acquisitions made in the year.

The fair value adjustments in the above table relate to Banco Barclays e Galicia SA and represent revaluations resulting from adjusting financial instruments and assets to a fair value based on quoted market prices, discounted cashflow methodologies or management's best estimates of future economic benefits.

Banco Barclays e Galicia SA was consolidated from 1st January 2001, the date management control was deemed to have been passed to the Group.

56 Related party transactions

a) Subsidiary undertakings
Details of the principal subsidiary undertakings are shown in note 44. In accordance with FRS 8, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

b) Associated undertakings and joint ventures
The Group provides certain banking and financial services for associated undertakings and joint ventures. These are conducted on similar terms to third party transactions and are not material to the Group's results. Details of lendings to associated undertakings and joint ventures are set out in note 17.

Edotech Limited, an associated undertaking, has provided printing services to the Group from May 2000. The cost of these services provided in the year was £22.9m (2000 £10.7m, 1999 £nil). At the year end the balance outstanding of £2.2m was included in sundry creditors (2000 £nil).

Intelligent Processing Systems Limited (IPSL) is a joint venture between the Group, Lloyds TSB Bank PLC, HSBC Bank plc and Unisys Limited. The Bank has outsourced its cheque processing services to IPSL. The cost of these core services to the Barclays Group in the UK provided in the year was £30.5m (2000 £9.5m, 1999 £nil). In addition, the Group recharged IPSL with costs of £1.6m (2000 £nil, 1999 £nil). At the year end the balance outstanding of £0.6m was included in sundry creditors (2000 £nil).

Gresham Insurance Company Limited (Gresham) became an associated undertaking following the acquisition of Woolwich plc. The arrangement enables Gresham to underwrite major household insurances provided to customers of Woolwich plc. Underwriting payments made to Gresham during the year were £53.2m (2000 £49.3m, 1999 £nil) and balances outstanding of £12.6m (2000 £9.3m) are included in sundry creditors.

Global Home Loans Limited (GHL) became an associated undertaking on 27th June 2001. Previously, it was held as a joint venture following the acquisition of Woolwich plc. Woolwich plc is engaged in transactions where the origination and processing activities of its mortgages are outsourced to GHL and its subsidiaries. The fees payable to GHL during the year were £45.6m (2000 £40.4m, 1999 £nil). At the year end, the balance outstanding included in sundry creditors was £4m, after taking into account payments made by Woolwich plc as agent of GHL for salaries and other expenses £4.5m was owed by GHL at 31st December 2000 and was included in sundry debtors.

Gabetti Holding SpA, an associated undertaking, acts as an introducer of mortgage business to Woolwich plc and received commission of £7.3m in 2001 (2000 £5.5m, 1999 £nil). At the year end, amounts outstanding of £1.7m (2000 £0.5m) were included in sundry creditors.

During 2001, assets and consumer lease agreements valued at £8.6m (2000 £nil) were transferred from the Group to Barclays AssetPlan, a joint venture between the Group and Heller Ltd.

On 1st November 2001, Barclaycard and Xansa PLC announced their intention to create a strategic alliance to deliver IT services to Barclaycard. The IT service contract has an estimated minimum value of £125m over five years and around 450 employees have transferred to Xansa from 1st February 2002. As set out in section d) below, Xansa is a related party of the Group.

c) Pension funds, unit trusts and investment funds
The Group provides a number of normal current and interest-bearing cash accounts to the Group pension funds (principally the UK Retirement Fund, the 1951 Fund and the Woolwich Pension Fund) in order to facilitate the day-to-day financial administration of the funds. Group companies, principally BGI, also provide investment management and custodian services. The Group also provides normal banking services for unit trust and investment funds managed by Group companies. These are all conducted on similar terms to third party transactions and are not individually material. In aggregate, amounts included in the accounts are as follows:

	2001 £m	2000 £m	1999 £m
Liabilities of Group – banking facilities	**112**	108	64
Interest payable – banking facilities	**3**	4	1
Commissions receivable	**6**	9	–
Fees receivable – investment management and custody	**12**	16	17
Value of schemes' investments in pooled funds managed by BGI	**13,578**	14,654	12,170
Investments in over the counter derivatives with other Group Companies	**186**	188	31
Margin loans from other Group Companies	**183**	183	28

d) Directors
Details of Directors' emoluments are set out in note 57 and in the Corporate governance section on pages 74 to 79. Details of transactions between Directors and the Group are set out in note 59.

56 Related party transactions (continued)

In the ordinary course of business, the Bank makes loans to companies where a Director or officer is also a Director of Barclays. With the exception of an interest free loan to the Charities Aid Foundation group of which Sir Brian Jenkins is Chairman of Trustees, these loans are made on substantially the same criteria and terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavourable features.

In addition, Xansa PLC, of which Hilary Cropper CBE is Executive Chairman, provides software support and development resource capability to the Group. The total value of these transactions for the years ending 31st December 2001, 2000 and 1999 was £21.5m, £15.5m and £10.3m respectively.

57 Directors' emoluments and other benefits

The aggregate emoluments and other benefits of the Directors of Barclays PLC set out below are disclosed in accordance with Part I of Schedule 6 to the Companies Act 1985.

	2001 £000	2000 £000
Aggregate emoluments	**5,828**	5,406
Gains made on the exercise of share options	**27**	–
Amounts paid under long-term incentive schemes	**638**	447
Compensation for loss of office	**–**	1,630
Notional pension contributions to money purchase schemes (2001 1 Director and 2000 2 Directors)	**425**	567

3 Directors are accruing retirement benefits under a defined benefit scheme (2000 3 directors).

Of the figures in the table above, the amounts attributable to the highest paid Director, Matthew Barrett, are as follows:

	2001 £000	2000 £000
Aggregate emoluments	**2,193**	2,018
Notional pension contribution to a money purchase scheme	**425**	425

Further information on Directors' emoluments, shareholdings, options and awards is given in the Corporate governance section on pages 74 to 79

58 Directors' and officers' shareholding and options

Details of Directors' share interests and options are given in the Corporate governance section on pages 74 to 79.

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and officers of Barclays PLC (involving 22 persons) and Barclays Bank PLC (involving 23 persons) at 31st December 2001 amounted to 361,286 ordinary shares of £1 each (0.02% of ordinary share capital outstanding).

Executive Directors and officers of Barclays PLC as a group (involving 14 persons) held, at 31st December 2001, options to purchase 2,724,531 Barclays PLC ordinary shares of £1 each at prices ranging from 490p to1,647p under the SAYE Share Option Scheme, and ranging from 704p to 1,782p under the Executive Share Option Scheme and ranging from 1,563p to 2,136p under the Incentive Share Option Plan, respectively, and ranging from 1,317p to 1,690p under the Woolwich ESOP, exercisable in the period from 2002 to 2011.

59 Contracts with Directors and connected persons and with senior executives

The aggregate amounts outstanding at 31st December 2001 under transactions, arrangements and agreements made by authorised institutions within the Group for persons who are, or were during the year, Directors of Barclays PLC and persons connected with them and for senior executives, within the meaning of the Financial Services and Markets Act 2000, of Barclays Bank PLC were:

	Number of Directors or Senior executives	Number of connected persons	Amount £000
Directors			
Loans	3	–	31
Quasi-loans and credit card accounts	12	8	269
Senior executives			
Loans	32	–	2,636
Quasi-loans and credit card accounts	38	–	81

There are no transactions, arrangements or agreements with Barclays PLC or its subsidiary undertakings in which Directors, or persons connected with them, or senior executives of Barclays Bank PLC had a material interest and which are disclosable under the relevant provisions of the Companies Act 1985, other than options to subscribe for Barclays PLC ordinary shares as described in note 58.

60 Other entities

There are a number of entities that do not qualify as subsidiary undertakings but which give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary. The details of these entities are given below.

In accordance with the disclosure required by FRS 5, the summarised combined results by type of entity for each main financial statement heading where there are material items, are set out below:

	Credit structuring business		Asset securitisation vehicles		Financing transactions	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
Profit and loss account						
Interest receivable	139	–	34	39	5	8
Interest payable	(139)	–	(34)	(39)	(5)	(3)
Operating profit	–	–	–	–	–	5
Balance sheet						
Investment in subsidiaries	–	–	–	–	2	2
Other Investments	–	–	–	–	78	59
Debt securities	1,411	–	607	607	–	–
Amounts due from related party	1,522	–	–	–	60	57
Other debtors	8	–	–	–	–	–
Cash	32	–	–	–	–	–
Debt securities in issue	(2,933)	–	(607)	(607)	–	–
Corporation tax payable	–	–	–	–	(2)	(2)
Amounts due to related party	–	–	–	–	(137)	(115)
Accruals	(40)	–	–	–	–	–
Shareholders funds – retained profit	–	–	–	–	(1)	(1)
Cashflow						
Net cash inflow from operating activities	32	–	–	–	–	5

61 Segmental analysis

By geographical segments (a, b)	2001 £m	2001 %	2000 £m	2000 %	1999 £m	1999 %
Interest receivable						
UK	10,137	75	8,567	73	6,808	73
Foreign UK-based	1,191	9	780	7	575	6
Other European Union	862	6	679	6	631	7
United States	511	4	1,001	8	702	8
Rest of the World	757	6	761	6	604	6
	13,458	100	11,788	100	9,320	100
Fees and commissions receivable						
UK	3,047	72	2,540	69	2,298	72
Foreign UK-based	69	2	54	1	87	2
Other European Union	258	6	262	7	226	7
United States	547	13	461	13	347	11
Rest of the World	302	7	372	10	249	8
	4,223	100	3,689	100	3,207	100
Dealing profits						
UK	685	68	518	77	376	68
Foreign UK-based	44	4	65	10	70	13
Other European Union	21	2	1	–	(6)	(1)
United States	212	21	44	6	86	15
Rest of the World	49	5	49	7	30	5
	1,011	100	677	100	556	100
Other operating income						
UK	277	61	211	54	83	32
Foreign UK-based	–	–	16	4	1	–
Other European Union	166	37	152	38	156	61
United States	1	–	9	2	6	2
Rest of the World	8	2	9	2	12	5
	452	100	397	100	258	100
Gross income (e)						
UK	14,146	74	11,836	72	9,565	72
Foreign UK-based	1,304	7	915	6	733	5
Other European Union	1,307	7	1,094	6	1,007	8
United States	1,271	6	1,515	9	1,141	8
Rest of the World	1,116	6	1,191	7	895	7
	19,144	100	16,551	100	13,341	100
Profit on ordinary activities before tax						
UK	2,659	74	2,726	78	1,602	65
Foreign UK-based	204	6	136	4	330	13
Other European Union	410	11	315	9	234	10
United States	85	2	67	2	117	5
Rest of the World	250	7	252	7	172	7
	3,608	100	3,496	100	2,455	100
Attributable profit						
UK	1,777	72	1,977	80	1,200	67
Foreign UK-based	164	7	41	2	214	12
Other European Union	347	14	252	10	203	12
United States	48	2	41	2	63	4
Rest of the World	129	5	162	6	79	5
	2,465	100	2,473	100	1,759	100

61 Segmental analysis (continued)

	2001		2000		1999	
	£m	%	£m	%	£m	%
Total assets						
UK	**241,914**	**68**	212,138	68	154,977	61
Foreign UK-based	**24,953**	**7**	23,205	7	18,945	7
Other European Union	**20,278**	**5**	18,788	6	14,867	6
United States	**48,701**	**14**	38,662	12	39,536	16
Rest of the World	**20,803**	**6**	23,397	7	26,468	10
	356,649	**100**	316,190	100	254,793	100
Net assets						
UK	**11,899**	**71**	10,740	72	4,034	46
Foreign UK-based	**1,749**	**11**	1,350	9	2,561	29
Other European Union	**1,113**	**7**	1,007	7	743	8
United States	**988**	**6**	1,002	7	875	10
Rest of the World	**765**	**5**	688	5	622	7
	16,514	**100**	14,787	100	8,835	100
By class of business (a), (b)						
Net interest income						
Personal Financial Services	**1,142**	**19**	1,092	21	1,099	24
Woolwich	**851**	**14**	318	6	200	5
Barclays Private Clients	**839**	**14**	793	16	662	14
Barclaycard	**820**	**13**	685	13	656	14
Business Banking	**1,591**	**26**	1,503	29	1,411	31
Barclays Africa	**180**	**3**	181	4	144	3
Barclays Capital	**682**	**11**	512	10	473	10
Barclays Global Investors	**5**	**–**	6	–	9	–
Other (c)	**(6)**	**–**	65	1	(27)	(1)
	6,104	**100**	5,155	100	4,627	100
Non interest income						
Personal Financial Services	**672**	**13**	614	14	551	15
Woolwich	**359**	**7**	86	2	36	1
Barclays Private Clients	**742**	**14**	781	17	626	17
Barclaycard	**581**	**11**	524	12	489	13
Business Banking	**829**	**16**	780	17	768	20
Barclays Africa	**136**	**2**	133	3	112	3
Barclays Capital	**1,464**	**28**	1,193	27	888	24
Barclays Global Investors	**504**	**10**	434	10	319	8
Other (c)	**(60)**	**(1)**	(96)	(2)	28	1
Inter business class income included above	**(6)**	**–**	(6)	–	(71)	(2)
	5,221	**100**	4,443	100	3,746	100
Total income (e)						
Personal Financial Services	**1,814**	**16**	1,706	17	1,650	20
Woolwich	**1,210**	**11**	404	4	236	3
Barclays Private Clients	**1,581**	**14**	1,574	16	1,288	15
Barclaycard	**1,401**	**12**	1,209	13	1,145	14
Business Banking	**2,420**	**21**	2,283	24	2,179	26
Barclays Africa	**316**	**3**	314	3	256	3
Barclays Capital	**2,146**	**19**	1,705	18	1,361	16
Barclays Global Investors	**509**	**5**	440	5	328	4
Other (c)	**(66)**	**(1)**	(31)	–	1	–
Inter business class income included above	**(6)**	**–**	(6)	–	(71)	(1)
	11,325	**100**	9,598	100	8,373	100

61 Segmental analysis (continued)

	2001		2000		1999	
	£m	%	£m	%	£m	%
Profit/(loss) on ordinary activities before tax						
Personal Financial Services	**498**	**14**	423	12	376	15
Woolwich	**505**	**14**	230	6	141	6
Barclays Private Clients	**620**	**17**	645	18	421	17
Barclaycard	**555**	**15**	464	13	484	20
Business Banking	**1,152**	**32**	1,102	32	1,011	41
Barclays Africa	**133**	**4**	110	3	103	4
Barclays Capital	**685**	**19**	575	16	425	17
Barclays Global Investors	**71**	**2**	59	2	45	2
Other operations	**(16)**	**–**	17	–	(27)	(1)
Head office functions	**(69)**	**(2)**	(47)	–	(29)	(1)
Unallocated items (d)	**(526)**	**(15)**	(82)	(2)	(495)	(20)
	3,608	**100**	3,496	100	2,455	100
Total assets						
Personal Financial Services	**7,244**	**2**	6,562	2	6,121	2
Woolwich	**57,630**	**16**	55,243	17	18,426	7
Barclays Private Clients	**13,736**	**4**	13,352	4	11,750	5
Barclaycard	**9,342**	**3**	9,805	3	8,796	3
Business Banking	**44,243**	**12**	41,364	13	32,347	13
Barclays Africa	**2,756**	**1**	2,291	1	2,161	1
Barclays Capital	**202,030**	**57**	168,894	54	160,312	63
Barclays Global Investors	**265**	**–**	259	–	232	–
Other (c)	**7,142**	**2**	5,440	2	6,425	3
Goodwill	**4,091**	**1**	4,269	1	183	–
Retail life-fund attributable to policy holders	**8,170**	**2**	8,711	3	8,040	3
	356,649	**100**	316,190	100	254,793	100
Net assets						
Personal Financial Services	**1,766**	**11**	1,578	11	1,321	15
Woolwich	**5,143**	**31**	4,405	30	204	2
Barclays Private Clients	**1,046**	**6**	1,068	7	733	8
Barclaycard	**1,291**	**8**	1,227	8	1,066	12
Business Banking	**3,455**	**21**	2,900	19	2,603	30
Barclays Africa	**324**	**2**	259	2	208	3
Barclays Capital	**2,521**	**15**	2,308	16	1,790	20
Barclays Global Investors	**288**	**2**	287	2	267	3
Other operations and Head office functions	**680**	**4**	755	5	643	7
	16,514	**100**	14,787	100	8,835	100

Notes

(a) The analyses above are for Barclays PLC. Figures for attributable profit differ for Barclays Bank PLC and are shown on page 174.

(b) Basis of geographical and class of business analysis – see Accounting presentation on page 87.

(c) The term 'Other' covers (i) Other operations and (ii) Head office functions.

(d) 'Unallocated items' in 2001 consist of (i) Goodwill amortisation £229m (2000 £51m, 1999 £13m), (ii) (loss)/profit on disposal of Group undertakings £(4)m (2000 £214m, 1999 (£108m)), (iii) Restructuring charge £171m (2000 £232m, 1999 £344m), (iv) Woolwich Integration costs £89m (2000 £7m, 1999 £nil), (v) Woolwich fair value adjustments £33m (2000 £6m, 1999 £nil) and (vi) Loss on sale or restructuring of BZW £nil (2000 £nil, 1999 £30m).

(e) Gross income for geographical disclosure includes interest receivable, fees and commissions receivable, dealing profits and other operating income. Total income for class of business disclosure analyses operating income from the profit and loss account.

62 Retirement benefits

FRS 17 'Retirement Benefits' will be fully effective for the year ended 31st December 2003 when a change in accounting policy will be necessary to recognise on the Group's balance sheet an asset or liability with respect to the surplus or deficit on the defined benefit pension schemes and to recognise immediately actuarial gains and losses in the statement of total recognised gains and losses. In 2001, the standard requires disclosures to be made of the amount of the asset or liability that would have been recognised in the balance sheet if the standard had been implemented. Additional disclosure will be made in 2002, including the amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses under the standard.

As described in note 5, Barclays provides pension plans for employees in most parts of the world. For the purposes of the standard, the UK Retirement Fund (UKRF) and other defined benefit pension schemes in the UK, US, and Germany, are considered to be material. The scheme in Germany and one of the US schemes are unfunded. The disclosures below reflect actuarial valuations as at 31st December 2001 by a professionally qualified independent actuary using the projected unit method. This method results in the current service cost in respect of closed schemes increasing as the members of the scheme approach retirement.

Other than protected rights contributions in respect of RIS members, no contributions were paid to the UKRF in 2001. The current contribution holiday is expected to continue until the next valuation due as at 30th September 2004. Other UK schemes paid contributions of £13m in the year and are expected to pay contributions of £20m next year. Overseas schemes paid no contributions in the year and are not expected to pay contributions next year.

For the purposes of FRS17, actuarial valuations were carried out as at 31st December 2001 by a qualified independent actuary. The main financial assumptions used in the actuarial valuations were:

	UK schemes % p.a.	Overseas schemes % p.a.
Inflation	2.5	2–3.5
Rate of increase in salaries	4	3.5–4.5
The rate of increase for pensions in payment and deferred pensions	2.5–3.25	1.75–2
The rate used to discount scheme liabilities	5.75	5.3–7.25

The value of the assets and liabilities of the schemes, the assumed long-term real rates of return and the unrecognised assets and liabilities as at 31st December 2001 were as follows:

	UK schemes		Overseas schemes	
	Real rate of return %	Value £m	Real rate of return %	Value £m
UK Equities	5.25	4,984	5.25	16
US Equities	5.25	969	5.25	135
Other equities	5.5	2,650	5.5	11
UK corporate bonds	3.2	595	–	–
UK fixed interest gilts	2.5	96	–	–
UK index-linked gilts	2.5	1,136	–	–
Property	4.25	1,177	–	–
US debt fund	–	–	2.0	56
US Treasury stock	2.5	41	–	–
Other overseas bonds and government stock	3.2-3.6	340	–	–
Cash	2.0	187	–	–
Other (a)	–	194	–	–
Fair value of scheme assets		12,369		218
Present value of scheme liabilities		(11,955)		(226)
Net surplus/(deficit) in the schemes		414		(8)

Net surplus in UK schemes includes £377m relating to the UKRF.

Note
(a) Other represents the money purchase assets of the UKRF.

62 Retirement benefits (continued)

The surpluses and deficits would be presented in the balance sheet as follows:

	Pension asset £m	Pension liability £m
Scheme surpluses/(deficits)	550	(144)
Related deferred tax (liability)/asset	(165)	43
Net unrecognised pension asset/(liability)	385	(101)

As described in note 5, the Group also provides post-retirement health care to certain UK and US pensioners. The disclosures below reflect actuarial valuations as at 31st December 2001 by a professionally qualified independent actuary. The long term healthcare inflation assumption used in the actuarial valuation was 5% in the UK and 6% in the US and the discount rate used was 5.75% in the UK and 7.25% in the US. The unrecognised liability was as follows:

	£m
Deficit	(304)
Related deferred tax asset	91
Net unrecognised post-retirement liability	(213)

The net unrecognised reserve for pension schemes is £284m and the net unrecognised reserve for post retirement heath care is £(213)m.

63 Differences between UK GAAP and US GAAP accounting principles

The accounts presented in this report have been prepared in accordance with accounting principles generally accepted in the UK (UK GAAP). Such principles vary in significant respects from those generally accepted in the United States (US GAAP). Preparing the financial statements requires management to make estimates and assumptions that affect reported income, expenses, assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from those estimates. The significant differences applicable to the Group's accounts are summarised below.

UK GAAP	US GAAP
Goodwill Goodwill arising on acquisitions of subsidiary and associated undertakings and joint ventures is capitalised and amortised through the profit and loss account over its expected useful economic life (with a maximum of 20 years). Capitalised goodwill is written off when judged to be irrecoverable. There is therefore no UK/US GAAP difference for goodwill arising since the introduction of Financial Reporting Standard (FRS) 10 during 1998 except to the extent the value of goodwill calculated under the two regimes differs. However, in the event of a subsequent disposal, any goodwill previously charged directly against reserves under Statement of Standard Accounting Practice (SSAP) 22 will be written back and reflected in the profit or loss on disposal.	Goodwill is capitalised and amortised through the income statement over the period estimated to benefit. In Barclays case, a period of 20 years has generally been used. Goodwill is periodically evaluated for impairment and written off when judged to be irrecoverable. US GAAP can require the recognition of certain assets and liabilities that would either not be recognised or have a different measurement value under UK GAAP. This will lead to a different value of goodwill for US purposes.
Core deposit intangibles Under UK GAAP the value of depositor relationships is not considered to be a separately identifiable asset.	In relation to the acquisition of a deposit taking institution, a separate intangible asset covering depositor relationships is recognised. To the extent that such an asset is recognised there is a commensurate reduction in the amount of recorded goodwill. The value ascribed is amortised to net income over the average life of the depositor relationships in question.
Pensions In respect of defined benefit schemes, pension fund assets are assessed actuarially at the present value of the expected future investment income, which is consistent with SSAP 24. Most liabilities are discounted at a long-term interest cost and variations from regular cost are allocated over the expected average remaining service lives of current employees. For defined contribution schemes the net pension cost recognised in the profit and loss account represents the contributions payable to the scheme, in accordance with SSAP 24.	In respect of defined benefit schemes, the same basic actuarial method is used under Statement of Financial Accounting Standards (SFAS) 87 as under UK GAAP, but certain assumptions differ, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining services lives of current employees. For defined contribution schemes SFAS 87 provides for the same treatment as under UK GAAP.
Post-retirement benefits Post-retirement health care liabilities are assessed actuarially on a similar basis to pension liabilities under SSAP 24 and are discounted at a long-term rate. Variations from regular cost are expressed as a percentage of payroll and spread over the average remaining service lives of current eligible employees.	Under SFAS 106, there are certain differences in the actuarial method used and variations in the computation of regular cost as compared with UK GAAP.
Leasing – lessor Gross earnings under finance leases are allocated in such a way as to give a constant periodic rate of return on the (post tax) net cash investment.	Application of SFAS 13 gives rise to a level rate of return on the investment in the lease, but without taking into account tax payments and receipts. This results in income being recognised in different periods than under UK GAAP, the magnitude of the difference depending upon the value and average age of the leasing portfolio at each period end.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP
Leasing – lessee In accordance with FRS 5 and SSAP 21, leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.	Leases are classified as capital leases when any of certain criteria are met as outlined under SFAS 13. All other leases are classified as operating leases. Provisions are made for certain losses arising on subleases of leases treated as finance leases under SFAS 13.
Deferred tax Deferred tax is recognised using the liability method on timing differences where it is considered probable that benefit or a liability due to tax will crystallise. No deferred tax asset is created in respect of the general provision for bad and doubtful debts which is not deductible in arriving at UK taxable profits.	Under SFAS 109, a liability method is also used, but deferred tax assets and liabilities are calculated for all temporary differences, including the general provision for bad and doubtful debts. A valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realised.
Property depreciation Depreciation is charged on the cost or revalued amounts of freehold and long leasehold properties over their estimated useful economic lives.	Freehold and long-leasehold property is depreciated over their estimated useful economic lives based on the historical cost.
Revaluation of property Property is carried either at original cost or at subsequent valuation less related depreciation (as described in Accounting policies), calculated on the revalued amount where applicable. Revaluation surpluses are taken directly to shareholders' funds, while deficits below cost, less any related depreciation, are included in attributable profit. From 1st January 2000, following the introduction of FRS 15, the revalued book amounts will be retained without subsequent revaluation subject to the requirement to test for impairment.	Revaluations of property are not permitted in the accounts under US GAAP. As a result, when a revalued property is disposed of, a greater profit or lower loss is generally recorded under US GAAP than under UK GAAP.
Shareholders' interest in the retail long-term assurance fund The value of the shareholders' interest in the retail long term assurance fund represents an estimate of the net present value of the profits inherent in the in-force policies.	The net present value of the profits inherent in the in-force life and pensions policies of the long-term assurance fund is not recognised by the Group under US GAAP. An adjustment is made for the amortisation of acquisition costs and fees in accordance with SFAS 60 and SFAS 97.
Disposal of investments Exchange rate translation differences, which arise in respect of foreign currency denominated investments, are included in the carrying value of the investment and are also accumulated in the reserves in the consolidated accounts. The profit or loss on any disposal is calculated by comparing the net proceeds with the then carrying value of the investment.	SFAS 52 requires similar treatment of exchange rate translation differences, except that, on disposal, cumulative exchange rate translation differences, which have previously been taken to reserves, are reversed and reported as part of the profit or loss on sale of the investment.
Share compensation schemes Where shares are purchased, the difference between the purchase price and any contribution made by the employee is charged to the profit and loss account in the period to which it relates. Where shares are issued, or options granted, the charge made to the profit and loss account is the difference between the fair value at the time the award is made and any contribution made by the employee. For these purposes fair value is equal to the intrinsic value of the option.	SFAS 123 encourages the adoption of accounting for share compensation schemes, based on their estimated fair values at the date of the grant. Accordingly, the Group charges this fair value to the profit and loss account over the period to their vesting dates.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP
Net unrealised gain/loss on investment securities Investment debt securities and equity shares are stated at amortised cost less provision for diminution in value. Investment securities are those intended for use on a continuing basis by the Group.	SFAS 115 requires that certain securities which are intended for use on a continuing basis be recorded at fair value with unrealised gains and losses recorded in shareholders' equity unless it is considered the losses constitute an other than temporary timing difference, in which case the change is reflected in net income. The securities so treated are debt securities which are 'available for sale' – the absence of intent and ability to hold them to maturity – and certain marketable equity securities.
Loan origination fees Costs associated with loan origination, for example incentives in the form of cashbacks and discounts, are written off as incurred as permitted by the British Bankers Association Statement of Recommended Practice (SORP) on Advances.	SFAS 91 requires incremental direct costs of loan origination to be deferred and amortised over the life of the loan as an adjustment to interest income.
Dividend payable Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.
Taxation Profit before tax and the tax charge for the year includes tax at the effective rate on the shareholders' interest in the long-term assurance fund.	Income before tax and the tax charge do not include such adjustments for tax.
Acceptances Acceptances are not recorded within the balance sheet.	Acceptances and the related customer liabilities are recorded within the balance sheet.
Transfer and servicing of financial assets Under FRS 5 where a transaction involving a previously recognised asset transfers to others (a) all significant rights or other access to benefits relating to that asset and (b) all significant exposure to the risks inherent in those benefits, the entire asset should cease to be recognised.	Under SFAS 140 control passes where the following criteria are met: (a) the assets are isolated from the transferor (the seller) i.e. they are beyond the reach of the transferor, even in bankruptcy or other receivership, (b) the transferee (the buyer) has the right – free of any conditions that constrain it from taking advantage of the right – to pledge or exchange the assets, and (c) the transferor does not maintain effective control over the transferred assets.
Extinguishment of liabilities Under FRS 5, a liability is extinguished if an entity's obligation to transfer economic benefits is satisfied or removed. Satisfaction would encompass an 'in-substance' defeasance transaction where liabilities are satisfied from the cash flows arising from essentially risk free assets transferred by the debtor to an irrevocable defeasance trust.	Under SFAS 140 a debtor may de-recognise a liability if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability, or (b) the debtor is legally released from being the primary obligor under the liability either financially or by the creditor. SFAS 140 does not allow for the de-recognition of a liability by means of an 'in-substance' defeasance transaction.
Netting Under FRS 5 items should be aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.	Under FIN 39 netting is only permitted where there is a legal right of set off and an intention to settle on a net basis. In addition, under FIN 41, repurchase and reverse repurchase agreements may only be netted where they have the same explicit settlement date specified at the inception of the agreement.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP
Restructuring of business provisions In accordance with FRS 3 and FRS 12, provisions have been made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate, has a detailed formal plan for exit, and has raised a valid expectation of carrying out the restructuring plan.	Emerging Issues Task Force (EITF) 94-3 and Staff Accounting Bulletin (SAB) 100 set out specific conditions which must be met to enable liabilities relating to restructuring, sale or involuntary terminations to be recognised in the period management approve the termination plan. In respect of costs other than employee termination benefits, the basic requirements for recognition at the date of commitment to the plan to terminate are that they are not associated with, or do not benefit, activities that will be continued.
Computer software developed or obtained for internal use All computer software costs are expensed in the year of purchase unless the cost of the computer software cannot be separated from the hardware cost.	AICPA Statement of Position (SOP) 98-1 requires certain costs incurred in respect of software for internal use to be capitalised and subsequently amortised.
Derivatives Where a derivative is documented and evidenced as reasonably expected to match or eliminate risk from a transaction, hedge accounting is applied. Profits or losses on that derivative are included in the relevant income or expense category as part of the yield on that transaction. Derivatives that are not hedge accounted are recorded at fair value, with the change recorded in the profit and loss account.	SFAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met then the derivative may be designated as a fair value or cash flow hedge. The change in value of the fair value hedge is recorded in income along with the change in fair value of the hedged asset or liability. The change in value of a cash flow hedge is recorded in other comprehensive income and reclassified to income as the hedged cash flows affect earnings. Barclays has chosen not to update the documentation of hedges to fully comply with the requirements of SFAS 133 and is therefore unable to designate its derivatives as hedging, except those hedges of net investment in foreign operations accounted under SFAS 52. Certain terms and conditions of contracts which themselves would be standalone derivatives are fair valued if they are not clearly and closely related to the contract they are contained in. These are referred to as embedded derivatives.
Investment contracts In accordance with FRS 5, certain products offered to institutional pension funds are accounted for as investment products when the substance of the investment is that of managed funds. The assets and related liabilities are excluded from consolidated balance sheet.	The legal form of these products is similar to insurance contracts, which are accounted for in accordance with SFAS 97. Accordingly, the assets and liabilities associated with these products are recorded on the balance sheet.
Consolidation Entities should be consolidated when they are under the control of the reporting entity. Under FRS2 control is the ability to direct the financial and operating policies of the entity with a view to gaining economic benefit and may be exercised through majority voting rights or other means. Under FRS 5 control may also be evidenced by the party that receives the benefits of the net assets of the entity where financial or operating policies are predetermined.	Entities should be consolidated when they are under the control of the reporting entity. This is presumed when the reporting entity is the majority owner. However, this presumption can be rebutted in certain circumstances, if the entity meets criteria set out in EITF 90-15, EITF 96-21 and in relation to Qualifying Special Purpose Entities. In cases where the reporting entity is not the majority owner, entities may still be required to be consolidated in certain circumstances, for example if they are sponsored by the reporting entity.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP
Earnings per share Basic earnings per share (EPS)is net income per weighted average share in issue. Diluted EPS measures the effect that existing options would have on the basic EPS if they were to be exercised, by increasing the number of ordinary shares.	The basic EPS under US GAAP differs only to the extent that income under US GAAP differs. In addition the diluted EPS differs as the increased shares are reduced by the number of shares that could be bought (using the average market price over the year) with the assumed exercise proceeds (actual proceeds arising on exercise plus unamortised compensation costs, where appropriate). Any options that are antidilutive are excluded from this calculation.
Cash flow statement The cash flow statement is prepared according to the requirements of FRS 1(revised). It defines cash as cash and balances at central banks and loans and advances to banks repayable on demand.	The cash flow statement for GAAP is prepared under SFAS 95, as amended by SFAS104. This defines cash being inclusive of cash equivalents which are short-term highly liquid investments that are both readily convertible into known amounts of cash and that are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

The two statements differ with regard to the classification of items within the cash flow statement and with regard to the definition of cash.

	Classification under FRS 1(revised)	**Classification under SFAS No. 95**
Dividends received	Returns on investment and servicing of finance	Operating activities
Dividends paid – equity	Equity dividends paid	Financing activities
Tax paid	Taxation	Operating activities
Net change in loans and advances, including finance lease receivables	Operating activities	Investing activities
Net change in deposits and debt securities in issue	Operating activities	Financing activities

63 Differences between UK GAAP and US GAAP accounting principles (continued)

Applicable developments in US GAAP

SFAS 141 'Business Combinations' and SFAS 142 'Goodwill and Other Intangible Assets'

In July 2001 the FASB issued SFAS 141 'Business Combinations' and SFAS 142 'Goodwill and Other Intangible Assets'. SFAS 141 is effective for business combinations initiated after 30th June 2001. SFAS 141 requires that all business combinations completed after its adoption be accounted for using the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 will be effective for Barclays from 1st January 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. From 1st January 2002, goodwill will no longer be amortised and will be tested for impairment at least annually at the reporting unit level. Goodwill amortisation for the year ended 31st December 2001 on a UK GAAP basis was £229m. No impairment charge is expected. Details of anticipated acquisitions are detailed on page 133. Under US GAAP it is not anticipated that the combination of Barclays and CIBC's Caribbean operations will give rise to either a goodwill balance or a gain.

SFAS 143 'Accounting for Asset Retirement Obligations'

SFAS 143 requires a provision to be raised for the legal obligation in relation to the other-than-temporary removal of a tangible fixed asset, at fair value, when incurred. It is effective for Barclays from 1st January 2003. This is not expected to have a material impact on the financial statements.

SFAS 144 'Impairment or Disposal of Long-Lived Assets'

SFAS 144 is effective for Barclays from 1st January 2002 and addresses the financial accounting and reporting for the impairment of long-lived assets held and to be disposed of and for segments of a business to be disposed of. It supersedes, but retains the fundamental provisions of, SFAS 121 'Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of'. It also supersedes the provisions of Accounting Principals Board Opinion 30, 'Reporting the results of operations', no longer permitting business segments to be disposed of to be measured at a value adjusted for future operating losses. This is not expected to have a significant effect on the financial statements.

Barclays continues to monitor the additional effect, if any, that the adoption of the above standards will have on the Group's consolidated financial statements.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

	Note	2001 £m	2000 £m	1999 £m
Attributable profit of Barclays PLC Group (UK GAAP)		**2,465**	2,473	1,759
Goodwill	(a)	**5**	(12)	123
Core deposit intangible	(b)	**(64)**	(12)	–
Pension cost	(c)	**(203)**	(193)	(176)
Post-retirement benefits	(c)	**(17)**	(15)	(4)
Leasing – lessor		**9**	(14)	(16)
Leasing – lessee		**(3)**	3	(2)
Onerous leases	(d)	**–**	–	(100)
Deferred tax	(e)	**44**	(162)	130
Property depreciation		**1**	3	4
Share compensation schemes	(f)	**(81)**	(44)	(30)
Shareholders' interest in the long-term assurance fund	(g)	**42**	(77)	(50)
Property revaluation differences		**–**	1	21
Disposal of investments		**(3)**	(12)	(43)
Restructuring of business provisions	(l)	**23**	15	(19)
Internal use software	(n)	**70**	123	95
Internal hedging	(o)	**–**	148	(94)
Derivatives	(p)	**449**	–	–
Loan origination fees		**43**	17	–
Fair value amortisation charge	(a)	**8**	1	–
Non-qualifying special purpose vehicles	(q)	**72**	(72)	–
Tax effect on the above UK/US GAAP reconciling items		**(165)**	24	97
Net income (US GAAP)		**2,695**	2,195	1,695

Barclays PLC Group		p	p	p
Basic earnings per £1 ordinary share	(h)	**162.1**	145.0	113.2
Diluted earnings per £1 ordinary share	(h)	**160.5**	143.6	111.3

	Note	2001 £m	2000 £m
Equity shareholders' funds (UK GAAP)		**14,508**	13,187
Goodwill	(a)	**71**	66
Core deposit intangible	(b)	**(76)**	(12)
Pension cost	(c)	**(462)**	(259)
Post-retirement benefits	(c)	**(32)**	(15)
Leasing – lessor		**(159)**	(168)
Leasing – lessee		**10**	13
Deferred tax	(e)	**46**	–
Property depreciation		**(40)**	(41)
Share compensation schemes	(f)	**(191)**	(110)
Shareholders' interest in the long-term assurance fund	(g)	**(709)**	(751)
Revaluation of property	(j)	**(273)**	(273)
Net unrealised gain on investment securities	(i)	**216**	322
Dividend payable		**728**	632
Own shares		**(6)**	(5)
Restructuring of business provisions	(l)	**38**	15
Internal use software	(n)	**288**	218
Internal hedging	(o)	**–**	54
Derivatives	(p)	**799**	–
Loan origination fees		**60**	17
Fair value amortisation charge	(a)	**9**	1
Non-qualifying special purpose vehicles	(q)	**–**	(72)
Tax effect on the above UK/US GAAP reconciling items		**(12)**	210
Shareholders' equity (US GAAP)		**14,813**	13,029

Selected financial data, adjusted from UK GAAP to reflect the main differences from US GAAP, is given on page 177.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

SFAS 130 – Comprehensive income

The following tables detail the comprehensive income and accumulated other comprehensive income under US GAAP.

	Note	2001 £m	2000 £m	1999 £m
Barclays PLC – net income (US GAAP)		**2,695**	2,195	1,695
Net exchange translation differences *		**9**	(14)	(26)
Net gains on derivative instruments **	(p)	**207**	–	–
Net unrealised (losses)/gains on investment securities ***		**(54)**	177	(111)
Barclays PLC – comprehensive income (US GAAP)		**2,857**	2,358	1,558
Net exchange translation differences *		**(327)**	(336)	(322)
Net gains on derivative instruments **	(p)	**207**	–	–
Net unrealised gains on investment securities ***		**171**	225	48
Accumulated other comprehensive income		**51**	(111)	(274)

* Including reclassification to net income on disposal of investments.
** Net of tax effect of £89m.
*** Net of tax effect . For the year to 31st December 2001 the effect was £(23)m (2000 £77m, 1999 £(51)m).

a) Goodwill

The goodwill calculated on the acquisition of Woolwich plc differed under US and UK GAAP as shown in the following table:

	£m
Original goodwill calculated under UK GAAP	4,121
Loan origination fees	(62)
Internal use software	(46)
Pension deficit recognised	110
Share option schemes	43
Tax effect of above items	(13)
Core deposit intangible	(450)
Original goodwill calculated under US GAAP	3,703

These additional fair value adjustments are amortised over the expected life of the relevant asset/liability and resulted in an additional charge of £8m (2000 £1m) under US GAAP. The net effect of the separate classification of core deposit intangibles and the different fair value adjustments under US GAAP is to decrease the goodwill amortisation charge under US GAAP by £21m (2000 £4m).

The credit adjustment in 1999 arises from the difference between the UK GAAP charge to profit and loss on provisions for disposals and that under US GAAP.

b) Core deposit intangible	2001 £m	2000 £m
Balance bought forward	**438**	450
Amortisation charged to profit and loss	**(64)**	(12)
Balance carried forward	**374**	438

The core deposit intangible was recognised on the acquisition of Woolwich plc and is being amortised over seven years being the estimated average life of the depositor relationships in question.

c) Pension cost and post-retirement benefits

The disclosures below reflect the amendments to the requirements of SFAS 87 and SFAS 106 arising from SFAS 132 'Employers' Disclosures about Pensions and Other Post-retirement Benefits'.

The excess of pension plan assets over the projected benefit obligation, as at the transition date, is recognised as a reduction of pension expense on a prospective basis over approximately 15 years.

The provisions of US GAAP have only been applied to the main UK pension scheme, the UK Retirement Fund (previously known as the Barclays Bank (1964) Pension Fund) and the Woolwich Pension Fund. The following analysis relates to the UK Retirement Fund (1964 Pension Scheme and retirement investment scheme) and the Woolwich pension fund which makes up approximately 90% of all the Group's schemes in terms of assets and actuarial liabilities. The impact on income of applying US GAAP on the other Group schemes is considered to be immaterial.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

c) Pension cost and post-retirement benefits (continued)

The components of the pension and post-retirements expense which arise under US GAAP are as follows:

	2001		2000		1999	
	Pensions £m	Post-retirement benefits £m	Pensions £m	Post-retirement benefits £m	Pensions £m	Post-retirement benefits £m
Components of net periodic benefit cost						
Service cost	374	1	352	1	302	2
Interest cost	652	11	591	9	506	10
Expected return on plan assets	(854)	–	(788)	–	(607)	–
Amortisation of transition adjustment	(23)	2	(23)	2	(25)	2
Curtailment adjustment	(5)	–	–	–	–	–
Recognised net actuarial gain/(deficit)	–	3	–	4	–	5
Net periodic benefit cost	144	17	132	16	176	19

For measurement purposes, the calculation assumes a 9% and 6% annual rate of increase in the per capita cost of covered medical benefits and dental benefits respectively for pensioners in schemes in the US. The medical benefit rate is further assumed to reduce steadily each year to 6% in 2004 and remain at that level thereafter.

For pensioners in schemes in the UK a 5% annual rate of increase in the per capita cost of covered medical benefits was assumed, reflecting the agreement to cap average increases at this level.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care trend rates would have the following effects for 2001.

	1% increase £m	1% decrease £m
Effect on total of service and interest cost components	2	(1)
Effect on post-retirement benefit obligation	41	(35)

The following table presents the estimated funded status of the Pension scheme and post-retirement benefits (the latter are unfunded) under US GAAP:

	2001		2000		1999	
	Pensions £m	Post-retirement benefits £m	Pensions £m	Post-retirement benefits £m	Pensions £m	Post-retirement benefits £m
Change in benefit obligation						
Benefit obligation at beginning of year	13,361	184	10,872	176	10,277	243
Adjustment for RIS	–	–	74	–	–	–
Plan amendment – reduction in obligation	–	–	–	–	–	(58)
Service cost	374	1	352	1	302	2
Interest cost	652	11	591	9	506	10
Plan participants' contributions	7	–	4	–	–	–
Curtailment adjustment	(24)	–	–	–	–	–
Actuarial (gain)/loss	(3,159)	111	1,846	9	122	(10)
Benefits paid	(422)	(12)	(378)	(11)	(335)	(11)
Benefit obligation at end of year	10,789	295	13,361	184	10,872	176
Change in plan assets						
Fair value of plan assets at beginning of year	13,452	–	11,337	–	9,493	–
Adjustment for RIS	–	–	74	–	–	–
Actual return on plan assets	(1,981)	–	1,414	–	2,162	–
Employer contribution/transfers	97	12	1,001	11	17	11
Curtailment adjustment	(18)	–	–	–	–	–
Plan participants' contributions	7	–	4	–	–	–
Benefits paid	(422)	(12)	(378)	(11)	(335)	(11)
Fair value of plan assets at end of year	11,135	–	13,452	–	11,337	–
Funded status	346	(295)	91	(184)	465	(176)
Unrecognised transition amount	(35)	18	(57)	19	(90)	19
Unrecognised net actuarial (gain)/loss	(774)	164	(371)	57	(440)	56
Accrued benefit cost	(463)	(113)	(337)	(108)	(65)	(101)

63 Differences between UK GAAP and US GAAP accounting principles (continued)

Pension plan assets are invested primarily in equities, fixed interest securities and property.

Further details of the post-retirement health care expense under UK GAAP are given in note 5 to the accounts.

In accordance with US GAAP requirements the actuaries for the pensions plan used the following assumptions on a weighted average basis; discount rate of 6.0% (2000 5.0%, 1999 5.25%), rate of compensation increase of 4.0% (2000 4.5%, 1999 4.5%), and expected long-term rate of return on plan assets of 7.5% (2000 6.5%, 1999 6.75%).

In accordance with the US GAAP requirements the accounting for the post-retirement benefits charge assumed a discount rate of 6.0% (2000 5.0%, 1999 5.5%) for UK benefits and 7.25% (2000 7.5%, 1999 7.25%) for US benefits, on a weighted average basis.

d) Onerous leases

The charge in the year to 31st December 1999 arose as a result of a review of leasehold properties and related to those where unavoidable costs exceeded anticipated income.

e) Deferred tax

In accordance with SFAS No. 109 'Accounting for Income Taxes', the components of the net US GAAP deferred tax liability are as follows:

	2001 £m	2000 £m
Deferred tax liabilities:		
Leasing transactions	**(816)**	(943)
Capital allowances	**–**	(9)
Other	**(284)**	(114)
Total deferred tax liabilities	**(1,100)**	(1,066)
Deferred tax assets:		
Specific allowances	**39**	36
General allowance	**201**	209
Tax losses	**183**	162
Capital allowances	**14**	–
Other	**218**	184
Total deferred tax assets before valuation allowance	**655**	591
Less: valuation allowance	**(139)**	(156)
Deferred tax assets less valuation allowance	**516**	435
Net deferred tax liability under US GAAP	**(584)**	(631)

(i) The main components of the tax charge attributable to continuing operations are shown in note 11 to the accounts.

(ii) A reconciliation of tax payable at the UK standard corporation tax rate and Barclays effective tax rate is shown on page 24 in the Financial review.

(iii) The valuation allowance relates to the Group's capital losses and unrelieved overseas tax losses. These assets will be recognised in the future when it becomes likely that they will be utilised.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

f) Share compensation schemes

The SFAS 123 charge for the fair value of options granted since 1995 is £81m (2000 £44m, 1999 £30m).

The ESOS, SAYE, ISOP, the BGI Equity Ownership Plan (EOP), the Woolwich ESOP and the Woolwich SAYE scheme fall within the scope of SFAS 123.

Analysis of the movement in the number and weighted average exercise price of options are set out below:

	Executive Share Option Scheme (a)				SAYE Share Option Scheme (a)			
	Number (000's)		Weighted average ex. price (£)		Number (000's)		Weighted average ex. price (£)	
	2001	2000	2001	2000	2001	2000	2001	2000
Outstanding at beginning of year	3,588	3,784	15.56	15.12	33,115	36,204	11.66	10.75
Granted in the year	–	176	–	14.44	6,435	6,817	16.47	12.64
Exercised in the year	(1,022)	(242)	14.03	8.24	(6,767)	(7,023)	9.18	7.79
Less: Forfeited in the year	(180)	(130)	16.22	14.92	(1,923)	(2,883)	12.20	11.93
Outstanding at end of year	2,386	3,588	16.16	15.56	30,860	33,115	13.15	11.66

	Incentive Share Option Plan (a)				BGI Equity ownership plan (b)			
	Number (000's)		Weighted average ex. price (£)		Number (000's)		Weighted average ex. price (£)	
	2001	2000	2001	2000	2001	2000	2001	2000
Outstanding at beginning of year	3,756	–	15.63	–	5,535	–	6.11	–
Granted in the year	7,054	3,769	20.59	15.63	8,498	5,585	8.98	6.11
Exercised in the year	–	–	–	–	(162)	–	6.11	–
Less: Forfeited in the year	(179)	(13)	17.49	15.63	(464)	(50)	7.95	6.11
Outstanding at end of year	10,631	3,756	19.32	15.63	13,407	5,535	7.87	6.11

	Woolwich ESOP scheme (a)				Woolwich SAYE scheme (a)			
	Number (000's)		Weighted average ex. price (£)		Number (000's)		Weighted average ex. price (£)	
	2001	2000	2001	2000	2001	2000	2001	2000
Outstanding at beginning of year	3,006	–	15.20	–	1,566	–	12.64	–
Granted in the year	–	3,088	–	15.20	–	1,566	–	12.64
Exercised in the year	(375)	(82)	15.36	14.62	(389)	–	12.39	–
Less: Forfeited in the year	(19)	–	15.49	–	(45)	–	12.70	–
Outstanding at end of year	2,612	3,006	15.18	15.20	1,132	1,566	12.72	12.64

	Woolwich ESOP (c)				Woolwich SAYE scheme (c)			
	Number (000's)		Weighted average ex. price (£)		Number (000's)		Weighted average ex. price (£)	
	2001	2000	2001	2000	2001	2000	2001	2000
Outstanding at beginning of year or upon acquisition if earlier	1,300	19,528	3.27	3.28	673	8,881	2.93	2.76
Rolled over into Barclays options or cancelled for cash	–	(14,570)	–	3.30	–	(7,741)	–	2.75
Exercised in the year	(671)	(3,658)	3.22	3.23	(160)	(218)	2.87	2.73
Less: Forfeited in the year	(629)	–	3.32	–	(513)	(249)	2.95	2.77
Outstanding at end of year	–	1,300	–	3.27	–	673	–	2.93

Notes
(a) Options granted over Barclays PLC shares
(b) Options granted over BGI UK Holdings Limited shares
(c) Options granted over Woolwich plc shares

63 Differences between UK GAAP and US GAAP accounting principles (continued)

f) Share compensation schemes (continued)

The disclosures of options outstanding only relate to those granted from 1995 onwards.

The range of exercise prices, weighted average fair values at the date of grant and the weighted average remaining contractual life for options outstanding at the balance sheet date are as follows:

	2001				2000			
	Exercise price range £	Weighted average exercise price £	Weighted average fair value £	Weighted average remaining life Years	Exercise price range £	Weighted average exercise price £	Weighted average fair value £	Weighted average remaining life Years
Executive Share Option Scheme (a)	7.04-17.82	16.16	4.54	6	7.04-17.82	15.56	4.78	7
SAYE Share Option Scheme (a)	6.28-16.47	13.15	6.74	3	6.28-14.26	11.66	5.31	3
Incentive Share Option Plan (a)	15.63-21.36	19.32	7.78	9	15.63-16.88	15.63	7.13	9
BGI Equity Ownership Plan (b)	6.11-8.98	7.87	3.18	9	6.11	6.11	2.46	9
The Woolwich SAYE scheme (a)	12.34-13.49	12.72	9.77	2	12.34-13.49	12.64	9.35	2
The Woolwich ESOP (a)	13.17-16.90	15.18	10.74	8	13.17-16.90	15.20	10.66	9
The Woolwich SAYE scheme (c)	–	–	–	–	2.68-3.13	2.93	1.59	0
The Woolwich ESOP (c)	–	–	–	–	2.86-3.67	3.27	1.84	0

Fair values for the ISOP, ESOS, SAYE, the Woolwich ESOP, the Woolwich SAYE and the BGI EOP are calculated at the date of grant using a binomial model which produces similar results to the Black-Scholes model. The significant weighted average assumptions used to estimate the fair value of the options granted in 2001 are as follows:

	ISOP	SAYE	BGI EOP(b)
Risk-free interest rate	5.37	5.38	4.95
Expected life (years)	10	5	10
Expected volatility	45	45	0

The range, weighted average exercise price, weighted average remaining contractual life and number of options outstanding, including those exercisable at year end (see page 156), are as follows:

Executive Price Range	Weighted average exercise price £	Weighted average remaining life Years	Number of options outstanding
Executive Share Option Scheme			
£6.00 – £9.99	8.20	4	107,500
£10.00 – £13.99	13.88	6	225,184
£14.00 – £17.99	15.60	7	2,053,644
SAYE Share Option Scheme (a)			
£6.00 – £9.99	7.27	2	3,256,474
£10.00 – £13.99	12.55	3	15,054,610
£14.00 – £17.99	15.38	4	12,549,353
BGI Equity Ownership Plan (b)			
£6.00 – £9.99	7.87	9	13,406,575
Incentive Share Option Plan (a)			
£14.00 – £17.99	15.68	8	3,731,400
£18.00 – £21.99	21.29	9	6,899,500
Woolwich ESOP (a)			
£10.00 – £13.99	13.17	8	513,814
£14.00 – £17.99	15.67	8	2,097,924
Woolwich SAYE scheme (a)			
£10.00 – £13.99	12.72	2	1,132,230

Notes
(a) Options granted over Barclays PLC shares
(b) Options granted over BGI UK Holdings Limited shares
(c) Options granted over Woolwich plc shares

63 Differences between UK GAAP and US GAAP accounting principles (continued)

f) Share compensation schemes (continued)

The range, weighted average exercise price and number of options exercisable at the year end are as follows:

Exercise Price Range	Weighted average exercise price £	Number of options
Executive Share Option Scheme		
£6.00 – £9.99	8.20	107,500
£10.00 – £13.99	13.88	225,184
£14.00-£17.99	15.90	747,600
SAYE Share Option Scheme		
£6.00 – £9.99	7.97	204,809
£10.00 – £13.99	12.35	73,302
Woolwich SAYE Scheme		
£10.00 – £13.99	12.34	5,443
Woolwich ESOP		
£14.00 – £17.99	15.40	195,284

The expected dividends for all schemes are assumed to grow in line with the expected increases in share prices for the industry sector until exercise.

The ESOS is a long-term incentive scheme and was available by invitation to certain senior executives of the Group with grants usually made annually. Options are issued at the market price at the date of the grant without any discount, calculated in accordance with the rules of the Scheme, and are normally exercisable between three and ten years from that date. No further awards will be made under ESOS.

Eligible employees in the UK may participate in the SAYE. Under this Scheme, employees may enter into contracts to save up to £250 per month and, at the expiry of a fixed term of three, five or seven years, have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options were granted.

The ISOP has been introduced to replace the ESOS. It is open by invitation to the employees and Directors of Barclays PLC. Options are granted at the market price at the date of grant calculated in accordance with the rules of the Plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised will be determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised.

The BGI Equity Ownership Plan is extended to senior employees of BGI. The exercise price of the options are determined by formula at the date of grant and is not less than the market value of the share at the time of grant. The options are granted over shares in BGI Holdings UK Ltd, a subsidiary of Barclays Bank PLC. Options are normally not exercisable until vesting, with a third of the options held becoming exercisable at each anniversary of grant. Options lapse ten years after grant. At 31st December 2001 13.4m (2000 5.5m) options were outstanding under the terms of the BGI Ownership Plan enabling certain members of staff to subscribe for shares in Barclays Global Investors Holdings Limited between 2002 and 2011 at prices between £6.11 and £8.98.

The Woolwich ESOP and SAYE schemes have similar terms to the Barclays ESOS and SAYE schemes described above, issuing options over shares in Woolwich plc. No further awards will be made under either of these schemes. Following the acquisition of Woolwich plc by Barclays PLC holders of options under these two schemes were able to rollover the options for an option on the same terms, except for the withdrawal of the performance criteria, over Barclays shares, obtain a cash payment in exchange for cancellation of the options or choose to exercise the options at any time up to 24th April 2001. Upon exercise of an option over Woolwich plc shares, the option holder received £1.64 in cash and 0.1175 Barclays shares for each Woolwich share available under the option.

g) Shareholders' interest in the long-term assurance fund

Following a change in the mix of products sold and a reassessment of the most appropriate accounting treatments, it has been identified that certain insurance products previously considered immaterial or accounted for under SFAS 97, should be accounted for under SFAS 60. The effect is to increase net income by £14m in 2000 and by £13m in 1999. These are not considered material and have not been restated. The increase in 2000 Shareholders' funds adjusted in current year net income is £54m.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

h) Earnings per share

	2001			2000			1999		
	Income £m	Weighted average Share no. (in millions)	Per-Share amount Pence	Income £m	Weighted average Share no. (in millions)	Per-Share amount Pence	Income £m	Weighted average Share no. (in millions)	Per-Share amount Pence
Basic EPS									
Net income (US GAAP) available to ordinary shareholders	2,695	1,663	162.1	2,195	1,514	145.0	1,695	1,497	113.2
Effect of dilutive securities									
Employee share options		15			13			21	
Other schemes		1			2			5	
Diluted EPS	2,695	1,679	160.5	2,195	1,529	143.6	1,695	1,523	111.3

UK EPS is detailed in note 14. Of the total number of employees' share options existing at the year end, the following were not included in the dilution calculation above because they were antidilutive:

	2001 in millions	2000 in millions	1999 in millions
Number of options	13	17	3

Certain incentive plan shares have been excluded from the calculation of the basic EPS as the trustee has waived all dividend and voting rights. These shares are subsequently brought into the diluted earnings per share calculation (called 'Other schemes') above.

i) Net unrealised gain on investment securities

Unlisted investment equity securities are outside the scope of SFAS 115 'Accounting for Certain Investments in Debt and Equity Securities' and continued to be carried at cost of £121m at 31st December 2001 (2000 £175m). The fair value of these securities was £126m (2000 £214m).

All quoted investment securities are classified as being 'available for sale' and other debt securities are classified as trading securities (see note 19).

There were no material gross gains or gross losses realised on the transfer of debt and equity securities from the available for sale category into the trading category in 2001 or 2000.

j) Revaluation of property

In 1990 £449m of property revaluation reserve was capitalised by the issue of bonus shares.

k) Loan impairment and disclosure

SFAS 114 applies only to impaired loans, the measurement of which is based upon the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively evaluated for impairment are outside the scope of SFAS 114, as are debt securities and leases. At 31st December 2001, the element of impaired loans outside the scope of SFAS 114 amounted to £2,670m (2000 £2,525m).

In accordance with SFAS 114, the Group's total impaired loans are those reported as non-performing on page 49, less impaired loans outside the scope of SFAS 114, and amount to £1,201m at 31st December 2001 (2000 £852m). Credit risk provisions of £705m, estimated in accordance with SFAS 114, were held against these loans (2000 £474m). The average level of such impaired lendings in 2001 was £1,093m (2000 £782m).

Where cash received represents the realisation of security, or there is doubt regarding the recovery of a loan, such receipts are treated as repayments of the loan principal. Otherwise, cash received in respect of impaired loans is recognised as interest income. Estimated interest income which was recognised in 2001 on impaired loans within the scope of SFAS 114 was £36m (2000 £25m).

SFAS 114 modifies the accounting for in-substance foreclosure, in that collateralised debts where the Group takes physical possession of the collateral, regardless of formal insolvency procedures, would be reclassified as if the collateral had been acquired for cash. At 31st December 2001, under US GAAP, the amount of collateral recorded at the lower of the book value of the debt or the fair value of the collateral that would be reclassified as "other real estate owned" was £17m (2000 £19m), the amount that would be reclassified as "other assets" was £78m (2000 £nil).

Included within loans and advances to customers are £887m (2000 £nil) which are held with the intention of resale.

63 Differences between UK GAAP and US GAAP accounting principles (continued)

l) Restructuring

During 2001, 2000 and 1999 the Group has implemented programmes to reduce the workforce. Costs under these programmes, in all three years, have primarily been incurred in Personal Financial Services, Barclays Private Clients and Business Banking. In addition, significant costs were also incurred in Service Provision (during 2001 and 2000) and Barclays Capital (2001). The restructuring programmes are largely focused on activities within the UK involving a reshaping of the Group's operations through the centralisation of core processes and the application of new technologies.

During 2001 a restructuring charge of £171m (2000 £232m, 1999 £344m) was booked under UK GAAP, reflecting severance and other termination costs of £114m (2000 £171m, 1999 £192m), costs in connection with planned disposition of certain facilities £38m (2000 £27m, 1999 £134m) and other related costs of £19m (2000 £34m, 1999 £18m). Of the 2001 charge, £11m has been disallowed for US GAAP purposes. Of the 2000 charge, £10m was disallowed in 2000 and a further £13m disallowed in 2001. Of the 1999 charge £5m was disallowed in 2000, of which £1m was charged in 2001.

In 1999 £19m of the 1997 restructuring charge became effective for US GAAP purposes.

m) Other EITF 94-3 disclosures

For exit plans which meet the conditions of EITF 94-3 as clarified by SAB 100, the US GAAP balance sheet liability at 31st December 2001 would have been £88m (2000 £117m) of which £50m (2000 £64m) was in respect of staff reduction costs covering 1,100 employees (2000 2,000), £35m (2000 £49m) in respect of the planned disposition of certain facilities and £3m (2000 £4m) covering other related costs. Costs paid in the year to 31st December 2001 amounted to £107m (2000 £180m) in respect of staff reduction 2,500 employees (2000 4,800), £52m (2000 £72m) relating to disposition of facilities and £18m, (2000 £32m) for other related costs.

n) Internal use software

	2001		2000	
	£m	£m	£m	£m
Additional US GAAP shareholders' funds brought forward		218		95
Expenditure to be capitalised under US GAAP	186		185	
Amortisation	(110)		(58)	
Write offs	(6)		(4)	
Credit to US GAAP net income		70		123
Additional US GAAP shareholders' funds carried forward		288		218

o) Internal hedging

The adjustment in the years ended 31st December 2000 and 31st December 1999 relate to marking to market internal hedging transactions involving derivatives, entered into from 1st January 1999, that had not been passed directly to market. Under UK GAAP, these transactions are measured as hedges on an accrual accounting basis in accordance with the accounting treatment of the transactions being hedged. These activities are described more fully on pages 55 to 57.

From 1st January 2001, internal hedging transactions that have not been passed directly to the market are included within the derivatives adjustment. The impact of such positions on shareholders' funds at 31st December 2000 forms part of the derivatives adjustment reported from the application of SFAS 133 (see p below).

p) Derivatives

Upon implementation of SFAS 133 on 1st January 2001, the Group adopted the transition provisions with respect to derivatives that previously were hedge accounted under US GAAP but are now treated as trading derivatives. This was credited/(charged) to net income and other comprehensive income as follows:

	Net income £m	Other comprehensive income £m
Fair value of hedging derivatives	(487)	344
Fair value of hedged portfolios	532	–
Embedded derivatives recognised	(62)	–
Release of deferred gains and losses	(61)	–
Hedges of securities held as available for sale	20	(20)
Tax	17	(97)
Net (charge)/credit	(41)	227

63 Differences between UK GAAP and US GAAP accounting principles (continued)

p) Derivatives (continued)

As the Group chooses to designate its derivatives as non-hedging under SFAS 133, the only instruments for which hedge accounting is used are hedges of net investment in foreign operations under SFAS 52. The application of SFAS 133 over the year gave rise to further adjustments to net income and other comprehensive income as follows:

	Net income £m	Other comprehensive income £m
Change in fair value of derivatives	602	–
Amortisation of fair value of hedged portfolios	(128)	–
Change in fair value of embedded derivatives recognised	(28)	–
Release of deferred gains and losses	33	–
Reclassification of gains and losses from Other Comprehensive Income to net income	28	(28)
Tax	(152)	8
Net credit/(charge)	355	(20)

The adjustment to net income for 2001 consists of the above credit of £355m and charge of £41m (including a tax effect of £135m).

The difference between UK and US GAAP shareholders' equity at 31st December 2001 consists of the above movements in net income and other comprehensive income (£521m), the associated tax effect of £224m and the brought forward difference of £54m in respect of internal hedging.

q) Consolidation

The Group has certain sponsored entities that do not meet the consolidation criteria of quasi-subsidiaries under FRS 5 but nevertheless fall to be consolidated under US GAAP. Total assets increase by £2,748m (2000 £3,754m).

r) Collateral

The Group enters into Reverse Repos (see page 25) and stock borrowing transactions which are accounted for as collateralised loans. It is the Group's policy to seek collateral at the outset equal to 100% to 105% of the loan amount. The level of collateral held is monitored daily and further collateral calls made to bring the level of cash held and the market value of collateral in line with the loan balance.

Under certain Reverse Repo and stock borrowing transactions the Group is allowed to sell or repledge the collateral held. At 31st December 2001, the fair value of such collateral was £76bn (2000 £64bn) all of which (2000 £51bn) related to items that have been sold or repledged.

The Group also enters into repos (see page 25) and stock lending transactions which are accounted for as secured borrowings. At 31st December 2001, the Group had given £55bn (2000 £56bn) of collateral in respect of these transactions. Of the total collateral given £41bn (2000 £47bn) was on terms which gave the recipient the right to sell or repledge comprising debt securities of £37bn (2000 £40bn) and equity securities of £4bn (2000 £7bn). The residual £14bn (2000 £9bn) was on terms by which the counterparty cannot sell or repledge and related to debt securities.

For the pledge of collateral to secure on-balance sheet liabilities see note 42 and in relation to contingent liabilities generally in support of the performance of a customer to third parties see note 45.

s) Provisions for bad and doubtful debts

The specific provision charge in 2001 included a £9m charge (2000 £nil) in respect of credit losses in derivatives. No element of the year end specific provisions related to credit losses in derivatives (2000 £nil).

At 31st December 2001 £26m of the general provision (2000 £29m) was held in respect of off balance sheet exposures (including derivatives).

Specific provisions for contingent liabilities and commitments are accounted for separately (see note 34).

63 Differences between UK GAAP and US GAAP accounting principles (continued)

t) Total assets
In addition to the adjustments to total assets arising from the GAAP differences dealt with in the tables on page 150, and note q), there are other adjustments resulting from differences in GAAP.

In accordance with ARB No. 51, Barclays PLC shares shown for UK GAAP within Other assets in note 25 have been netted against US GAAP shareholders' equity.

The application of SFAS 140 resulted in an addition to US GAAP total assets of £106m (2000 £256m) in respect of funded loan participations which did not meet the SFAS requirements for derecognition. No adjustment to net income or shareholders' funds was required for 2001 or 2000.

Certain repurchase and reverse repurchase transactions have been netted in the UK as required under FRS 5. To the extent these arrangements do not satisfy the requirement of FIN 39 and FIN 41, total assets have been increased by £10,970m (2000 £6,900m).

Gross assets and liabilities have been increased by £38,490m (2000 £41,374m) due to inclusion of certain BGI insurance products. Corresponding figures in prior periods have been restated.

Fair valuing assets and derivative positions under FAS 133 resulted in an increase to total assets of £2,823m.

The inclusion of acceptances resulted in an increase in total assets under US GAAP of £2,422m (2000 £1,133m).

u) Profit and loss account presentation
There are certain differences in the presentation of the profit and loss account between UK GAAP and US GAAP. For example, profits or losses on redemption of loan capital (2001 £nil, 2000 £2m, 1999 £3m) would be classified as an extraordinary item under US GAAP rather than as a component of net interest income, while profits or losses on disposal of Group undertakings (2001 £4m loss, 2000 £214m profit, 1999 £138m loss) would be classified as operating income or expense under US GAAP rather than being shown separately. Under US GAAP, net interest paid (2001 £388m, 2000 £216m, 1999 £31m) relating to trading activities would be shown within net interest revenue, rather than included in dealing profits.

64 Consolidated statement of cash flows

Interest paid in the year, including amounts relating to trading activities, was £13,319m (2000 £10,888m, 1999 £8,194m).

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows presented on a US GAAP basis

	2001 £m	2000 £m	1999 £m
Net cash provided by operating activities	**7,047**	4,318	3,792
Net cash used in investing activities	**(32,413)**	(17,768)	(40,547)
Net cash provided by financing activities	**35,616**	14,394	31,787
Effect of exchange rate changes on cash and due from banks	**143**	(977)	393
Net increase/(decrease) in cash and cash equivalents	**10,393**	(33)	(4,575)
Cash and cash equivalents at beginning of year	**35,579**	35,612	40,187
Cash and cash equivalents at end of year	**45,972**	35,579	35,612

65 Regulatory capital requirements

Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Regulations and Supervisory Practices (the Basel Committee) and European Community Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes. The FSA regards the risk asset ratio calculation originally developed by the Basel Committee as a key supervisory tool and sets individual minimum ratio requirements for banks in the UK at or above the minimum of 8%. The ratio calculation involves the aggregation of risk weighted assets across both banking and trading activities. Weightings reflect an estimate of relative risks associated with broad categories of transactions and counterparties. The concept of risk weighting and the basis for calculating eligible capital resources are described under Capital resources on page 30.

The following tables analyse capital resources and capital ratios, as defined for regulatory purposes:

Barclays PLC Group and Barclays Bank PLC Group

As at 31st December 2001	Amount £m	Ratio %
Total net capital resources	**19,899**	**12.5**
Tier 1 capital resources	**12,443**	**7.8**

As at 31st December 2000	Amount £m	Ratio %
Total net capital resources	16,185	11.0
Tier 1 capital resources	10,547	7.2

66 Significant Group concentration of credit risk

SFAS 105 defines a concentration of credit risk as an exposure to a number of counterparties engaged in similar activities and having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Barclays exposure to credit risk is concentrated in the UK where the majority of the Group's activities are conducted. As one of the largest UK banks, Barclays accounts for a significant share of credit exposure to almost all sectors of the economy and the Group is therefore significantly affected by the general economic conditions in the UK. Lending in respect of home loans represents 37% (2000 37%) of the total banking book lending to customers. However, credit risk is well spread over a diversity of both personal and commercial customers, reflecting the Group's risk management policy of imposing limits on exposure to any one single counterparty (see Financial review – Potential credit risk lendings and Risk management). Outside the UK, the Group's geographical spread ensures a wide variety of counterparties in the main areas of operation in Europe, the United States and other areas of the world. As an active participant in the international banking markets, the Group has a significant concentration of credit risk with financial institutions. In total, credit risk exposure to financial institutions at 31st December 2001 was estimated to have amounted to £92bn (2000 £76bn) of which £55bn (2000 £49bn) consisted of placings and negotiable certificates of deposit and £9bn (2000 £9bn) of mark to market balances in respect of exchange and interest rate contracts. The remaining credit risk exposure is largely related to letters of credit and guarantees. Within the overall exposure, the Group maintains relationships with some 950 (2000 1,150) banking groups in countries all over the world.

See Financial review – Loans and advances to banks and customers, Securities and Market risk management.

67 Ratio of earnings to fixed charges and preference share dividends

	2001	2000	1999	1998	1997
Ratio of earnings to fixed charges					
UK GAAP:					
Excluding interest on deposits	**1.43**	1.51	1.48	1.34	1.36
Including interest on deposits	**1.27**	1.30	1.29	1.20	1.20
US GAAP:					
Excluding interest on deposits	**1.47**	1.49	1.42	1.37	1.41
Including interest on deposits	**1.30**	1.29	1.26	1.21	1.22
Ratio of earnings to combined fixed charges, preference share dividends and payments made in respect of Reserve Capital Instruments					
UK GAAP:					
Excluding interest on deposits	**1.41**	1.49	1.46	1.33	1.35
Including interest on deposits	**1.26**	1.29	1.29	1.19	1.19
US GAAP:					
Excluding interest on deposits	**1.45**	1.47	1.41	1.36	1.40
Including interest on deposits	**1.29**	1.28	1.25	1.20	1.22

SEC Form 20-F cross reference and other information

Form 20-F item number	Page reference in this document	
1	**Identity of Directors, Senior Management and Advisors**	
	Not applicable	
2	**Offer Statistics and Expected Timetable**	
	Not applicable	
3	**Key Information**	
	Risk factors	65
	Currency of presentation	164
	Selected financial data	4/177
	Dividends	178
4	***Information on the Company***	
	Presentation of information	2
	Glossary	165
	Business description	6
	Economic and monetary environment	63
	Supervision and regulation	63
	Note 23	108
	Note 43	119
	Note 44	120
	Note 49	133
	Note 61	139
5	**Operating and Financial Review and Prospects**	
	Financial review	10
	Other information	63
6	***Directors, Senior Management and Employees***	
	Administrative expenses – staff costs	22
	Directors and Officers	66
	Directors' report	68
	Corporate governance report	70
	Note 4	95
	Note (a)	172
	Note 5	96
	Note 56	136
	Note 57	137
	Note 58	137
	Note 59	138
7	**Major Shareholders and Related Party Transactions**	
	Presentation of information	2
	Directors' report	68
	Note 56	136
	Trading market for ordinary shares of Barclays PLC	179
8	**Financial Information**	
	Note 13	100
	Note 48	133
	Note 49	133
9	**The Offer and Listing**	
	Trading market for ordinary shares of Barclays PLC	179
10	**Additional Information**	
	Memorandum and Articles of Association	181
	Taxation	182
	Exchange controls and other limitations affecting security holders	183
	Proposed sub-division of ordinary shares	183
	Documents on display	184
11	**Quantitative and qualitative disclosure about market risk**	
	Risk management and control – overview	34
	Credit risk management	36
	Analysis of loans and advances	38
	Provisions for bad and doubtful debts	44
	Potential credit risk lendings	49
	Cross border outstandings	51
	Market risk management	52
	Derivatives	54
	Treasury asset and liability management	55
	Note 46	122
12	**Description of Securities Other than Equity Securities**	
	Not applicable	
13	**Defaults, Dividends Arrearages and Delinquencies**	
	Not applicable	
14	**Material Modifications to the Rights of Security Holders and Use of Proceeds**	
	Not applicable	
15	RESERVED	
16	RESERVED	
17	**Financial Statements**	
	Not applicable	
18	***Financial statements***	
	US audit report	81
	Accounting policies	82
	Consolidated accounts Barclays PLC	88 except page 94
	Notes to accounts of Barclays PLC	95
	Consolidated accounts Barclays Bank PLC	166
	Notes to consolidated accounts of Barclays Bank PLC	172
19	**Exhibits**	

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in pounds sterling. For the months indicated, the high and low noon buying rates in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate), were:

	(US dollars per pound sterling)					
	December	*November*	*October*	*September*	*August*	*July*
High	1.46	1.47	1.48	1.47	1.46	1.43
Low	1.42	1.41	1.42	1.44	1.41	1.40

For the years indicated, the average of the Noon Buying Rates on the last day of each year were:

	(US dollars per pound sterling)				
	2001	2000	1999	1998	1997
Average	**1.45**	1.51	1.62	1.66	1.64

On 19th February 2002, the Noon Buying Rate was $1.43 per pound sterling. No representation is made that pounds sterling amounts have been, or could have been, or could be, converted into US dollars at that rate or at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

Glossary

Term used in annual report	US equivalent or brief description
Accounts	Financial statements
Advance corporation tax	No direct US equivalent. Tax paid on company distributions recoverable from UK taxes due on income
Allotted	Issued
Attributable profit	Net income
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank and in hand	Cash
Class of business	Industry segment
Fees and commissions receivable	Fee and commission income
Fees and commissions payable	Fee and commission expense
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest receivable	Interest income
Interest payable	Interest expense
Loans and advances	Lendings
Loan capital	Long-term debt
Net asset value	Book value
Profit	Income
Profit and loss account	Income statement
Profit and loss account reserve	Retained earnings
Provisions	Allowances
Revaluation reserve	No direct US equivalent. Represents the increase in the valuation of certain assets as compared with historical cost
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Shareholders' funds	Shareholders' equity
Share premium account	Additional paid-up capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Tangible fixed assets	Property and equipment
Write-offs	Charge-offs

Consolidated profit and loss account
For the year ended 31st December 2001

	Note	2001 £m	2000 £m	1999 £m
Interest receivable:				
Interest receivable and similar income arising from debt securities		2,383	2,339	1,397
Other interest receivable and similar income		11,075	9,449	7,923
		13,458	11,788	9,320
Interest payable		7,354	6,635	4,696
Profit on redemption/repurchase of loan capital	1	–	2	3
Net interest income		6,104	5,155	4,627
Fees and commissions receivable		4,223	3,689	3,207
Less: fees and commissions payable		(465)	(320)	(275)
Dealing profits	2	1,011	677	556
Other operating income	3	452	397	258
Operating income		11,325	9,598	8,373
Administrative expenses – staff costs	a	3,716	3,219	3,057
Administrative expenses – other	6	2,303	1,967	1,807
Depreciation and amortisation	7	537	306	280
Operating expenses		6,556	5,492	5,144
Operating profit before provisions		4,769	4,106	3,229
Provisions for bad and doubtful debts	18	1,149	817	621
Provisions for contingent liabilities and commitments	8	1	(1)	1
Provisions		1,150	816	622
Operating profit		3,619	3,290	2,607
Loss from joint ventures		(1)	(1)	(1)
Loss from associated undertakings		(8)	(7)	(13)
Loss on sale or restructuring of BZW	9	–	–	(30)
(Loss)/profit profit on disposal of other Group undertakings	10	(4)	214	(108)
Profit on ordinary activities before tax		3,606	3,496	2,455
Tax on profit on ordinary activities	11	1,010	944	644
Profit on ordinary activities after tax		2,596	2,552	1,811
Minority interests – equity		(31)	(22)	(24)
Payments to RCI holders		(97)	(33)	–
Profit for the financial year attributable to the members of Barclays Bank PLC		2,468	2,497	1,787
Dividends payable to Barclays PLC	e	(1,317)	(1,352)	(1,404)
Dividends payable to preference shareholders	e	(5)	(24)	(28)
Profit retained for the financial year		1,146	1,121	355

The note numbers refer to the notes on pages 95 to 162, whereas the note letters refer to those on pages 172 to 175.

For each of the years reported above, there was no material difference between profit before tax and profit retained, and historical cost profits.

The consolidated profit and loss account of Barclays Bank PLC for the year ended 31st December 2001, contains a charge of £2m within staff costs that is debited directly to reserves in the consolidated accounts of Barclays PLC. The amounts in respect of administration expenses – staff costs, other staff costs, and all related profit and loss items, including profit retained for the financial year on pages 3 to 62, are for Barclays PLC. These amounts should be debited by £2m to reflect those for Barclays Bank PLC.

Statement of total recognised gains and losses
For the year ended 31st December 2001

	2001 £m	2000 £m	1999 £m
Profit for the financial year attributable to the members of Barclays Bank PLC	**2,468**	2,497	1,787
Exchange rate translation differences	**10**	36	(65)
Other items	**(24)**	8	25
Joint ventures and associated undertakings	**(15)**	6	(19)
Total recognised gains relating to the period	**2,439**	2,547	1,728
Prior period adjustment*	**–**	–	(81)
Total gains and losses recognised including prior period adjustment	**2,439**	2,547	1,647

* The prior period adjustment relates to the adoption of FRS 12 in 1999 which resulted in the net charge to shareholders' funds with respect to provisions made for vacant leasehold properties.

Consolidated balance sheet
As at 31st December 2001

	Note	2001 £m	2001 £m	2000 £m	2000 £m
Assets					
Cash and balances at central banks			1,281		1,243
Items in course of collection from other banks			2,444		2,509
Treasury bills and other eligible bills	15		7,417		5,564
Loans and advances to banks – banking		12,196		9,556	
– trading		35,693		27,345	
	16		47,889		36,901
Loans and advances to customers – banking		146,253		138,437	
– trading		34,240		23,198	
	17		180,493		161,635
Debt securities	19		78,924		70,770
Equity shares	20		3,118		4,062
Interests in joint ventures – share of gross assets		230		180	
– share of gross liabilities		(174)		(118)	
	21		56		62
Interests in associated undertakings	21		32		60
Intangible fixed assets	22		4,091		4,269
Tangible fixed assets	23		1,958		2,059
Other assets	25		18,223		15,518
Prepayments and accrued income	27		2,553		2,827
			348,479		307,479
Retail life-fund assets attributable to policyholders	26		8,170		8,711
Total assets			356,649		316,190

The note numbers refer to the notes on pages 95 to 162.

Consolidated balance sheet
As at 31st December 2001

	Note	2001 £m	2001 £m	2000 £m	2000 £m
Liabilities					
Deposits by banks – banking		45,837		32,445	
– trading		21,543		17,311	
	28		67,380		49,756
Customer accounts – banking		139,831		140,352	
– trading		23,984		18,616	
	29		163,815		158,968
Debt securities in issue	30		41,846		31,883
Items in course of collection due to other banks			1,550		1,176
Other liabilities	31		42,930		38,184
Balances due to Barclays PLC			728		632
Accruals and deferred income	32		4,377		4,457
Provisions for liabilities and charges – deferred tax	33		630		631
Provisions for liabilities and charges – other	34		594		635
Subordinated liabilities:					
Undated loan capital – convertible to preference shares	35		345		335
Undated loan capital – non-convertible	35		2,837		2,337
Dated loan capital – non-convertible	36		4,933		3,698
			331,965		292,692
Minority interests and shareholders' funds					
Minority interests – equity			134		108
Called up share capital	b	2,286		2,275	
Share premium account		5,475		5,269	
Revaluation reserve		30		35	
Other shareholders' funds	c	1,872		1,350	
Profit and loss account		6,717		5,750	
Shareholders' funds – equity and non-equity	d		16,380		14,679
			16,514		14,787
			348,479		307,479
Retail life-fund liabilities to policyholders	26		8,170		8,711
Total liabilities and shareholders' funds			356,649		316,190

	Note	2001 £m	2000 £m
Memorandum items	45		
Contingent liabilities:			
Acceptances and endorsements		2,460	1,170
Guarantees and assets pledged as collateral security		14,826	15,180
Other contingent liabilities		7,313	6,503
		24,599	22,853
Commitments – standby facilities, credit lines and other		99,917	87,971

The note numbers refer to the notes on pages 95 to 162, whereas the note letters refer to those on pages 95 to 175.

Consolidated statement of changes in reserves
As at 31st December 2001

	2001 £m	2000 £m	1999 £m
Share premium account			
At beginning of year	**5,269**	1,881	1,672
Premium arising on shares issued	**199**	3,367	202
Exchange rate translation differences	**7**	21	7
At end of year	**5,475**	5,269	1,881
Revaluation reserve			
At beginning of year	**35**	37	36
Exchange rate translation differences	**(1)**	(2)	(3)
Revaluation of interest in associated undertaking	**–**	–	5
Other items	**(4)**	–	(1)
At end of year	**30**	35	37
Other shareholders' funds			
At beginning of year	**1,350**	–	–
Issued (net of discount)	**520**	1,350	–
Other	**2**	–	–
At end of year	**1,872**	1,350	–
Profit and loss account			
At beginning of year	**5,750**	4,747	4,321
Profit retained	**1,146**	1,121	355
Redemption of preference shares	**(148)**	(149)	–
Exchange rate translation differences	**4**	19	(67)
Goodwill written back on disposals	**–**	–	138
Other items	**(35)**	12	–
At end of year	**6,717**	5,750	4,747
Total reserves	**14,094**	12,404	6,665

The Group operates in a number of countries subject to regulations under which a local subsidiary undertaking has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that is restricted by these regulations, but the net profit retained of overseas subsidiaries, associated undertakings and joint ventures at 31st December 2001 totalled £1,149m (2000 £953m, 1999 £789m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

Accumulated exchange rate translation differences are £430m debit (2000 £440m debit, 1999 £478m debit).

Goodwill amounting to £215m (2000 £215m, 1999 £215m) has been charged directly against reserves in the current and prior years in respect of acquisitions. This amount is net of any goodwill attributable to subsidiary undertakings disposed of prior to the balance sheet date.

Consolidated cash flow statement
For the year ended 31st December 2001

	Note	2001		2000		1999	
		£m	£m	£m	£m	£m	£m
Net cash inflow from operating activities	f		3,831		8,499		8,917
Dividends received from joint ventures and associated undertakings			3		1		5
Returns on investments and servicing of finance:							
Interest paid on loan capital and other subordinated liabilities		(436)		(346)		(253)	
Preference dividends paid		(5)		(24)		(28)	
Payment to Reserve Capital Instrument holders		(162)		(24)		–	
Dividends paid to minority shareholders		(17)		(10)		(9)	
Net cash outflows from returns on investment and servicing of finance			(620)		(404)		(290)
Tax paid			(1,004)		(636)		(636)
Capital expenditure and financial investment:							
Capital expenditure		(351)		(365)		(224)	
Sale of property and equipment		152		112		58	
Purchase of investment securities		(20,173)		(14,490)		(13,094)	
Redemption of investment securities		5,704		5,666		2,476	
Sale of investment securities		13,338		4,115		2,894	
Net cash outflow from capital expenditure and financial investment			(1,330)		(4,962)		(7,890)
Acquisitions and disposals:							
Acquisition of subsidiary undertakings	54	(36)		(2,421)		60	
Sale of associated undertakings		–		13		8	
Sale of other Group undertakings	51	42		307		174	
Net cash inflow/(outflow) from acquisitions and disposals			6		(2,101)		242
Equity dividend paid:			(1,254)		(1,217)		(1,328)
Net cash outflow before financing			(368)		(820)		(980)
Financing:	g						
Issue of Reserve Capital Instruments (net of expenses)		520		1,350		–	
Issue of loan capital and other subordinated liabilities (net of expenses)		2,499		861		859	
Redemption/repurchase of loan capital and other subordinated liabilities		(715)		(212)		(15)	
Issue of ordinary shares		210		195		214	
Redemption of preference shares		(148)		(149)		–	
Net cash inflow from financing			2,366		2,045		1,058
Increase in cash	53		1,998		1,225		78

The note numbers refer to the notes on pages 95 to 162, whereas the note letters refer to those on pages 172 to 175.

(a) Administrative expenses – staff costs

	2001 £m	2000 £m	1999 £m
Salaries and accrued incentive payments	**3,149**	2,655	2,467
Social security costs	**243**	178	190
Pension costs	**(17)**	(31)	38
Post-retirement health care	**–**	1	15
Other staff costs	**341**	416	347
	3,716	3,219	3,057

Staff costs reported above for 2001 include £114m (2000 £171m 1999 £192m) of exceptional costs relating to staff reductions and relocations under the 2001, 2000 and 1999 restructuring plans. For details of amounts relating to the regulated salesforce and administration staff of Barclays Financial Management Limited and average number of employees see note 4 on page 95.

(b) Called up share capital

Ordinary shares
The authorised ordinary share capital of the Bank, at 31st December 2001, was 3,000m (2000 2,500m) ordinary shares of £1 each.

	2001 £m	2000 £m
Called up share capital, allotted and fully paid		
At beginning of year	**2,275**	2,088
Issued to acquire Woolwich plc	**–**	177
Issued for cash	**11**	10
At end of year	**2,286**	2,275

Preference shares
The authorised preference share capital of the Bank is 150m (2000 150m) shares of $0.01 each. There are no preference shares outstanding at 31st December 2001 (2000 17m). During the year, 17m Series D1 and D2 preference shares were redeemed.

In the event of the conversion of the Series E Notes (see page 114), the Series E1 and E2 Preference Shares would be redeemable at the option of the Bank, in full on or after 30th April 2003.

In the event of a winding up, the holders of preference shares will be entitled to receive, before any distribution of assets is made to holders of ordinary shares of Barclays Bank PLC, liquidating distributions in the amounts of Series E1, $20 and Series E2, $5 per share plus an amount equal to accrued and unpaid dividends for the current quarterly dividend period to the date of commencement of the winding up.

The holders of preference shares are not entitled to receive notice of, or to attend or vote at, any general meeting of Barclays Bank PLC, except where there has been a failure to pay the equivalent of six consecutive quarterly dividends (in which case they may appoint two additional Directors) or where a resolution is proposed for the adoption by shareholders providing for the winding up of the Bank. However, Series E1 Preference shareholders may receive notice of and attend the general meeting called for the purpose and vote on that resolution.

(c) Other shareholders' funds

Other shareholders' funds are represented by Reserve Capital Instruments (RCIs) of €850m (2000 €850m) and US$2,000m (2000 US$1,250m). RCIs are perpetual securities and have no maturity date. However, the RCIs are redeemable in whole, but not in part, at the option of the Bank subject to the prior approval of the FSA and the Auditors of the Bank having reported to the Trustee within the previous six months that a solvency condition is met, at their principal amount together with any outstanding payments on 15th December 2010, in respect of the euro RCIs, 15th June 2011, in respect of the US $1,250m RCIs, and 15th December 2011, in respect of the US$750m RCIs, or on any respective coupon payment date thereafter.

The euro RCIs bear coupons at a rate of 7.50% per annum from (and including) 3rd May 2000 to (but excluding) 15th December 2010 and thereafter at a rate, reset quarterly, of 2.95%, per annum above the euro-zone interbank offered rate for three month euro deposits. The US$1,250m RCIs bear coupons at a rate of 8.55% per annum from (and including) 19th September 2000 to (but excluding) 15th June 2011 and thereafter at a rate, reset quarterly, of 3.00% per annum above the London interbank offered rate for three month US dollar deposits. The US$750m RCIs bear coupons at a rate of 7.375% per annum from (and including) 5th June 2001 to (but excluding) 15th December 2011 and thereafter at a rate, reset quarterly, of 2.33% per annum above the London interbank offered rate for three month US dollar deposits.

The rights and claims of the RCI holders are subordinated to the claims of unsubordinated creditors and subordinated creditors which hold any of the Bank's loan capital. Upon any winding up of the Bank, the holder of each RCI will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of the Bank then in issue and in priority to all other Bank shareholders.

(d) Shareholders' funds

Shareholders' funds at 31st December 2001 include £nil (2000 £142m) of non-equity share premium (see Preference shares in note b above) and £1,872m (2000 £1,350m) of other shareholders' funds (see note c above). All other shareholders' funds represent equity interests.

(e) Dividends

	2001 £m	2000 £m	1999 £m
On ordinary shares			
Interim dividends	635	733	918
Final interim dividend	682	619	486
	1,317	1,352	1,404

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders and, in 2001, to fund the repurchase by Barclays PLC of 5.4m of its ordinary shares at a total cost of £101m (2000 20m at a total cost of £311m), and to fund contributions of £105m (2000 £114m) made by Barclays PLC to the QUEST (see page 92) to enable the purchase of new Barclays PLC ordinary shares on the exercise of options under the SAYE Share Option Scheme.

Dividends on the preference shares are paid quarterly at such rates as will, including the UK associated tax credit and before deduction of UK withholding tax (see Taxation), result in annual dividends to holders, expressed as percentages of the liquidation values of the relevant preference shares, of 11.5% on Series D1 and Series D2 Preference Shares (prior to their redemption on 29th March 2001). Preference dividends paid totalled $7m (£5m) in 2001, $35m (£24m) in 2000 and $40m (£28m) in 1999.

In the event of the conversion of the Series E Notes, the annual dividends, expressed as a percentage of the liquidation values, on the Series E1 and E2 Preference Shares would be 9.25%.

(f) Reconciliation of operating profit to net cash flow from operating activities

	2001 £m	2000 £m	1999 £m
Net cash inflow from operating activities of Barclays PLC (see note 50)	3,799	8,486	8,923
Increase/(decrease) in balance due by Barclays Bank PLC to Barclays PLC	32	13	(6)
Net cash inflow from operating activities of Barclays Bank PLC	3,831	8,499	8,917

(g) Changes in financing during the year

	Undated loan capital £m	Dated loan capital £m	Ordinary shares £m	Share premium £m	Reserve Capital Instruments £m
Barclays Bank PLC					
At beginning of year	2,672	3,698	2,275	5,269	1,350
Exchange rate and other movements	10	(49)	–	7	2
Net cash inflow from financing	500	1,284	11	199	520
At end of year	3,182	4,933	2,286	5,475	1,872

Series D1 and D2 preference shares were redeemed in the year. The redemption cost was charged to the profit and loss reserve and has not been included in the table above.

(h) Segmental analysis

	2001		2000		1999	
	£m	%	£m	%	£m	%
By geographical segments (a)						
Attributable profit						
UK	1,775	72	1,977	79	1,200	67
Foreign UK-based	169	7	65	3	242	14
Other European Union	347	14	252	10	203	11
United States	48	2	41	2	63	4
Rest of the World	129	5	162	6	79	4
	2,468	100	2,497	100	1,787	100

Note
(a) For the basis of the geographical analysis, see Analyses by geographical segments and classes of business on page 141.

(i) Differences between UK and US accounting principles – Barclays Bank PLC

The following table summarises the significant adjustments to consolidated attributable profit (net income under US GAAP) and shareholders' funds (shareholders' equity under US GAAP) which would result from the application of US GAAP instead of UK GAAP.

	2001 £m	2000 £m	1999 £m
Net income (US GAAP) of Barclays PLC Group (from page 150)	**2,695**	2,195	1,695
Preference share dividends and other appropriations of Barclays Bank PLC	**102**	57	28
Share compensation charge in Barclays Bank PLC shown as reserve movement in Barclays PLC	**(2)**	–	–
Net income (US GAAP) of Barclays Bank PLC Group	**2,795**	2,252	1,723

	Note	2001 £m	2000 £m
Shareholders' funds (UK GAAP) of Barclays Bank PLC Group		**16,380**	14,679
Goodwill	(a)	**71**	66
Core deposit intangible	(b)	**(76)**	(12)
Pension cost	(c)	**(462)**	(259)
Post-retirement benefits	(c)	**(32)**	(15)
Leasing – lessor		**(159)**	(168)
Leasing – lessee		**10**	13
Deferred tax	(e)	**46**	–
Property depreciation		**(40)**	(41)
Share compensation schemes	(f)	**(191)**	(110)
Shareholders' interest in the long-term assurance fund	(g)	**(709)**	(751)
Revaluation of property	(j)	**(273)**	(273)
Net unrealised gain on investment securities	(i)	**216**	322
Dividend payable		**682**	619
Restructuring of business provisions	(l)	**38**	15
Internal use software	(n)	**288**	218
Internal hedging	(o)	**–**	54
Derivatives	(p)	**799**	–
Loan origination fees		**60**	17
Fair value amortisation charge	(a)	**9**	1
Non-qualifying special purpose vehicles	(q)	**–**	(72)
Tax effect on the above UK/US GAAP reconciling items		**(12)**	210
Shareholders' equity (US GAAP) of Barclays Bank PLC Group		**16,645**	14,513

The notes refer to those on pages 151 to 160.

SFAS 130 – *Comprehensive income*

The following table details the approximate comprehensive income and accumulated other income under US GAAP.

	Note	2001 £m	2000 £m	1999 £m
Barclays Bank PLC – net income (US GAAP)		**2,795**	2,252	1,723
Net exchange translation differences *		**16**	7	(19)
Net gains on derivative instruments **	(p)	**207**	–	–
Net unrealised (losses)/gains on investment securities ***		**(54)**	177	(111)
Barclays Bank PLC – comprehensive income (US GAAP)		**2,964**	2,436	1,593
Net exchange translation differences *		**(270)**	(286)	(293)
Net gains on derivative instruments **	(p)	**207**	–	–
Net unrealised gains on investment securities ***		**171**	225	48
Accumulated other comprehensive income		**108**	(61)	(245)

Notes

* *including reclassification to net income on disposal of investments.*

** net of tax effect of £89m.

*** net of tax effect. For the year to 31st December 2001 the effect was £(23)m (2000 £77m, 1999 £(51)m).

Selected financial statistics	2001 %	2000 %	1999 %	1998 %	1997 %
Attributable profit as a percentage of:					
average total assets (note (a))	**0.64**	0.82	0.73	0.55	0.54
average shareholders' funds	**15.61**	23.44	20.88	16.67	14.98
Average shareholders' funds as a percentage of average total assets (note (a))	**4.12**	3.49	3.50	3.31	3.60

Selected profit and loss account data	£m	£m	£m	£m	£m
Interest receivable	**13,458**	11,788	9,320	9,912	9,127
Interest payable	**7,354**	6,635	4,696	5,604	5,095
Profit on redemption/repurchase of loan capital	**–**	2	3	3	2
Non interest income	**5,221**	4,443	3,746	3,035	3,515
Operating expenses	**6,556**	5,492	5,144	4,915	5,193
Provisions – bad and doubtful debts	**1,149**	817	621	492	227
– contingent liabilities and commitments	**1**	(1)	1	76	4
Loss from joint ventures	**(1)**	(1)	(1)	–	–
(Loss)/income from associated undertakings	**(8)**	(7)	(13)	22	16
Loss on sale or termination of BZW businesses	**–**	–	(30)	(3)	(469)
(Loss)/profit on disposal of other Group undertakings	**(4)**	214	(108)	4	44
Write-down of fixed asset investments	**–**	–	–	(4)	(19)
Profit before tax	**3,606**	3,496	2,455	1,882	1,697
Attributable profit	**2,468**	2,497	1,787	1,342	1,157

Selected balance sheet data	£m	£m	£m	£m	£m
Shareholders' funds	**16,380**	14,679	8,753	8,105	7,822
Dated and undated loan capital	**8,115**	6,370	4,597	3,734	2,868
Deposits by banks, customer accounts and debt securities in issue	**273,041**	240,607	191,781	161,049	173,283
Loans and advances to banks and customers	**228,382**	198,536	156,194	132,722	136,706
Total assets	**356,649**	316,190	254,793	219,494	232,429

Note

(a) For the purposes of this summary, the retail life-fund assets attributable to policyholders have been excluded from average total assets.

US GAAP financial data

The following financial information has been adjusted from data prepared under UK GAAP to reflect significant differences from accounting principles generally accepted in the United States (US GAAP). See note 63 for an explanation of these differences.

Selected financial statistics

	2001 (b) €	2001 p	restated 2000 p	restated 1999 p	restated 1998 p	restated 1997 p
Barclays PLC Group						
Earnings per £1 ordinary share	**235.0**	**162.1**	145.0	113.2	90.8	83.9
Dividends per £1 ordinary share	**88.5**	**61.0**	52.5	45.0	39.0	33.5
Book value per £1 ordinary share	**1,288**	**888**	784	553	515	487
		%	%	%	%	%
Net income as a percentage of:						
average total assets (note (c))		**0.60**	0.62	0.62	0.53	0.57
average shareholders' equity		**19.00**	22.72	20.82	17.84	17.38
Dividends as a percentage of net income		**37.63**	35.49	39.88	43.13	40.27
Average shareholders' equity as a percentage of average total assets (note (c))		**3.16**	2.75	2.96	3.00	3.31
Barclays Bank PLC Group						
Net income as a percentage of:						
average total assets (note (c))		**0.62**	0.64	0.63	0.54	0.59
average shareholders' equity		**17.73**	21.37	20.43	17.85	17.78
Average shareholders' equity as a percentage of average total assets (note (c))		**3.52**	3.00	3.06	3.05	3.29

Selected financial statement data

	2001 $m	2001 £m	restated 2000 £m	restated 1999 £m	restated 1998 £m	restated 1997 £m
Net income (note (a)):						
Barclays PLC Group	**3,908**	**2,695**	2,195	1,695	1,370	1,274
Barclays Bank PLC Group	**4,053**	**2,795**	2,252	1,723	1,395	1,298
Shareholders' equity (note (a)):						
Barclays PLC Group	**21,479**	**14,813**	13,029	8,262	7,781	7,409
Barclays Bank PLC Group	**24,135**	**16,645**	14,513	8,537	8,083	7,377
Total assets (note (a),(c)):						
Barclays PLC Group	**599,691**	**413,580**	368,980	277,868	228,610	236,332
Barclays Bank PLC Group	**599,700**	**413,586**	368,985	277,873	228,653	236,375

Notes

(a) Net income and shareholders' equity have been adjusted to reflect significant differences between UK and US GAAP, as shown on page 150 to the accounts. Total assets have been adjusted to reflect such differences together with adjustments set out in footnotes s) and u) to note 63.

(b) The dollar financial information has been translated for convenience at the rate of $1.45 to £1, the Noon Buying Rate for cable transfers in New York City, payable in pounds sterling, at 31st December 2001.

(c) Following a reassessment, certain BGI products that are in substance funds under management are legally similar to insurance contracts. Under US GAAP, as described in footnote t) to note 63, the assets and liabilities associated with these products are more appropriately included within the balance sheet at 31st December 2001, and corresponding prior year amounts have been adjusted to conform to the current year accounting treatment.

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year without interruption since its incorporation in 1896.

The dividends declared for each of the last five years were:

Pence per £1 ordinary share

	2001	2000	1999	1998	1997
First interim	**23.00**	20.00	17.50	15.50	13.50
Second interim (1997 final dividend)	**43.50**	38.00	32.50	27.50	23.50
	66.50	58.00	50.00	43.00	37.00

US Dollars per £1 ordinary share

	2001	2000	1999	1998	1997
First interim	**0.34**	0.29	0.29	0.26	0.22
Second interim (1997 final dividend)	**0.62**	0.54	0.51	0.44	0.39
	0.96	0.83	0.80	0.70	0.61

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, but including the UK imputed tax credit for dividends paid before 6th April 1999 (see Taxation of US holders (page 183)) are as follows.

US Dollars per American Depositary Shares

	2001	2000	1999	1998	1997
First interim	**1.36**	1.16	1.16	1.32	1.09
Second interim (1997 final dividend)	**2.49**	2.17	2.03	1.77	1.95
	3.85	3.33	3.19	3.09	3.04

Dividends expressed in dollars are translated at the noon buying rates in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the 'Noon Buying Rate') for the days on which dividends are paid, except for the 2001 second interim dividend, payable in the UK on 26th April 2002, which is translated at Noon Buying Rate applicable on 19th February 2002, the latest practical date for inclusion in this report. No representation is made that pounds sterling amounts have been, or could have been, or could be, converted into dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The nominal capital of Barclays PLC is divided into 2,499,000,000 ordinary shares of £1 each (ordinary shares) and 1,000,000 staff shares of £1 each (staff shares). At the close of business on 31st December 2001, 1,666,669,736 £1 ordinary shares and 875,000 staff shares were outstanding.

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary share listings were also obtained on the Tokyo Stock Exchange with effect from 1st August 1986 and the New York Stock Exchange (NYSE) with effect from 9th September 1986.

Trading on the NYSE is in the form of ADSs under the symbol 'BCS'. Each ADS represents four £1 ordinary shares and is evidenced by an ADR. The ADR depositary is JPMorgan Chase Bank. Details of trading activity are published in the stock tables of leading daily newspapers in the United States.

There were 913 recorded holders of ordinary shares, including those holding ADRs, with US addresses at 31st December 2001, whose shareholdings represented approximately 0.10% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales prices for the £1 ordinary shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale prices for ADSs as reported on the NYSE composite tape.

From 29th January 2001, decimal pricing was introduced for trading on the NYSE.

	£1 ordinary shares		American Depositary Shares	
	High p	Low p	High US$	Low US$
2001				
By month				
December	**2,280**	**2,078**	**134.55**	**119.00**
November	**2,248**	**2,064**	**134.00**	**118.80**
October	**2,148**	**1,845**	**125.00**	**109.00**
September	**2,126**	**1,518**	**123.50**	**89.00**
August	**2,283**	**2,079**	**133.09**	**120.00**
July	**2,240**	**1,950**	**129.25**	**114.73**
By quarter				
Fourth quarter	**2,280**	**1,845**	**134.55**	**109.00**
Third quarter	**2,283**	**1,518**	**133.09**	**89.00**
Second quarter	**2,300**	**2,080**	**136.50**	**119.51**
First quarter	**2,330**	**1,885**	**136.51**	**108.00**
2000				
Fourth quarter	2,113	1,672	128¾	99⅞
Third quarter	1,872	1,469	110⁹⁄₁₆	90⅞
Second quarter	1,828	1,539	116	94¹⁵⁄₁₆
First quarter	1,693	1,344	115½	91
2001	2,330	1,518	136.51	89.00
2000	2,113	1,344	128¾	90⅞
1999	2,011	1,288	129½	86
1998	1,949	838	130⅞	58⅜
1997	1,750	980	115⅝	63¾

The high and low prices for £1 ordinary shares and American depositary shares in January 2002 were 2,302p and 2,180p and US$136.00 and US$126.00 respectively.

Note
This section incorporates information on the prices at which securities of Barclays PLC and Barclays Bank PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31st December 2001

	Shareholders			Shares held as a percentage
	Number	Percentage of total holders	Number of shares held (millions)	of issued ordinary shares
Classification of shareholders				
Personal holders	920,114	97.51	216.2	12.97
Banks and nominee companies	17,114	1.81	1,369.0	82.14
Other companies	5,934	0.63	45.8	2.75
Insurance companies	378	0.04	23.0	1.38
Pension funds	36	0.01	12.6	0.76
Totals	943,576	100.00	1,666.6	100.00
Shareholding range				
1-100	613,038	64.97	36.1	2.17
101-250	198,573	21.04	29.2	1.75
251-500	61,013	6.47	20.1	1.20
501-1,000	27,320	2.89	19.8	1.19
1,001-5,000	35,882	3.80	76.3	4.58
5,001-10,000	4,248	0.45	29.1	1.75
10,001-25,000	1,667	0.18	24.8	1.49
25,001-50,000	550	0.06	19.4	1.16
50,001 and over	1,285	0.14	1,411.8	84.71
Totals	943,576	100.00	1,666.6	100.00

Memorandum and Articles of Association

The Company was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was re-registered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was re-registered as Barclays PLC on 1st January 1985.

The objects of the Company are set out in full in clause 4 of its memorandum of association which provides, among other things, that the Company's objects are to carry on the business of an investment and holding company in all respects.

Directors
A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he (or any person connected with him) has a material interest (other than by virtue of his interest in securities of the Company) or if he has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:

(i) to indemnify a Director in respect of any obligation incurred for the benefit of the Company (or any other member of the Group);

(ii) to indemnify a third party in respect of any obligation for which the Director has personally assumed responsibility;

(iii) to indemnify a Director for any liability which he may incur in the performance of his duties or to obtain insurance against such a liability;

(iv) involving the acquisition by a Director of any securities of the Company pursuant to an offer to existing holders of securities or to the public;

(v) that the Director underwrite any issue of securities of the Company (or any of its subsidiaries);

(vi) concerning any other company in which the Director is interested as an officer or creditor or shareholder, but only if he owns less than 1% of either the issued equity share capital or of the voting rights of that company;

(vii) concerning any superannuation fund or retirement, death or disability benefits scheme or employees share scheme, so long as any such fund or scheme does not give additional advantages to the Directors which are not granted to the employees who are in the fund or scheme; and

(viii) concerning any other arrangement for the benefit of employees of the Company or any other member of the Group under which the Director benefits in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

A Director may not vote or be counted in the quorum on any resolution which concerns his own employment with the Company or any other company in which the Company is interested.

The Directors may exercise all the powers of the Company to borrow money.

A Director must retire from office at the conclusion of the first annual general meeting after he reaches the age of 70.

A Director is required to hold an interest in ordinary shares having a nominal value of at least £500. A Director may act before acquiring those shares but must acquire the qualification shares within two months after his or her appointment.

At each annual general meeting one-third of the Directors for the time being (rounded down if necessary) are required to retire from office.

Classes of share
The Company has two classes of shares, ordinary shares and staff shares, to which the provisions set out below apply.

(a) Dividends
Under English law, dividends are payable on the Company's ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 1985. The Company in general meeting may declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the Directors. The Directors may pay interim or final dividends if it appears they are justified by the Company's financial position.

The profits which are resolved to be distributed in respect of any financial period are applied first in payment of a fixed dividend of 20% per annum on the staff shares and then in payment of dividends on the ordinary shares.

If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to the Company.

The Directors may, with the approval of an ordinary resolution of the Company, offer shareholders the right to chose to receive an allotment of new ordinary shares credited as fully paid instead of cash in respect of all or part of any dividend.

(b) Voting
Every member who is present in person or represented at any general meeting of the Company and who is entitled to vote has one vote on a show of hands. On a poll every member who is present or represented has one vote for every share held.

If any sum remains unpaid in relation to a member's shareholding that member is not entitled to vote that share unless the board otherwise determines.

If any member, or any other person appearing to be interested in any shares in the Company, is served with a notice under Section 212 of the Companies Act 1985 and does not supply the Company with the information required in the notice, then the Board, in its absolute discretion, may direct that that member shall not be entitled to attend or vote at any meeting of the Company.

(c) Liquidation
In the event of any return of capital on liquidation the ordinary shares and the staff shares rank equally in proportion to the amounts paid up or credited as paid up on the shares of each class, except that in the event of a winding up of the Company the holders of the staff shares are only entitled to participate in the surplus assets available for distribution up to the amount paid up on the staff shares plus 10%.

(d) Redemption provisions
Subject to the Companies Act 1985, any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. The Company has no redeemable shares in issue.

(e) Calls on capital
The Directors may make calls upon the members in respect of any monies unpaid on their shares. A person upon whom a call is made remains liable even if the shares in respect of which the call is made have been transferred.

(f) Variation of rights
The rights attached to any class of shares may be varied with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

Annual and extraordinary general meetings
The Company is required to hold a general meeting each year as its annual general meeting in addition to other meetings (called extraordinary general meetings) as the Directors think fit. The type of the meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one annual general meeting and the next.

In the case of an annual general meeting or a meeting for the passing of a special resolution (requiring the consent of a 75% majority) 21 clear days' notice is required. In other cases 14 clear days' notice is required. The notice must specify the place, the date and the hour of the meeting, and the general nature of the business to be transacted.

Subject as noted in (b) above, all shareholders are entitled to attend and vote at general meetings. The articles of association do, however, provide that arrangements may be made for simultaneous attendance at a general meeting at a place other than that specified in the notice of meeting, in which case some shareholders may be excluded from the specified place.

Limitations on foreign shareholders
There are no limitations imposed by English law or the Company's memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company's ordinary shares other than the limitations that would generally apply to all of the Company's shareholders.

Taxation

The following is a summary of the principal tax consequences for holders of ordinary shares of Barclays PLC, preference shares of the Bank, ADSs representing such ordinary shares or preference shares, who are citizens or residents of the UK or United States, or otherwise who are subject to UK tax or US federal income tax on a net income basis in respect of such securities. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders and investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law. Unless otherwise noted, the statements of tax laws set out below are based on the laws in force as at 13th February 2002 and are subject to any subsequent changes in UK or US law, in particular any announcements made in the Chancellor's UK Budget on 17th April 2002, or in any double tax convention between the US and the UK. As discussed below, a new double tax convention between the US and the UK has been signed, but not yet ratified. In addition, this section is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For the purposes of the current US-UK double tax conventions relating to income tax (the Income Tax Convention) and estate and gift tax (the Estate Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code), the holders of ADSs are treated as owners of the underlying ordinary shares or preference shares, as the case may be.

Taxation of UK holders
Taxation of dividends
In accordance with UK law, Barclays PLC and the Bank pay dividends on ordinary shares and preference shares without any deduction or withholding tax in respect of any taxes imposed by the UK government or any UK taxing authority.

If the shareholder is a UK resident individual liable to income tax only at the basic rate or the lower rate, then there will be no further tax liability in respect of the dividend received. If, however, the individual shareholder is subject to income tax at the higher rate (currently 40%), there will be a further liability to tax. Higher rate taxpayers are taxable on dividend income at a special rate of (currently 32.5%) against which can be offset a tax credit of one-ninth of the dividend paid. Tax credits are no longer repayable to shareholders with no tax liability.

Taxation of shares under the Dividend Reinvestment Plan
Where a shareholder elects to purchase shares using their cash dividend, the individual will be liable for income tax on dividends reinvested in the Plan on the same basis as if they had received the cash and arranged the investment themselves. They should accordingly include the dividend received in their annual tax return in the normal way. The tax consequences for a UK individual are the same as described in 'Taxation of dividends' above.

Taxation of capital gains
Where shares are disposed of by open market sale, a capital gain may result if the disposal proceeds exceed the sum of the base cost of the shares sold and any other allowable deductions such as share dealing costs, indexation relief (up to 5th April 1998) and taper relief (generally on shares held at 16th March 1998 and subsequent acquisitions). To arrive at the total base cost of any Barclays PLC shares held, the amount subscribed for rights taken up in 1985 and 1988 must be added to the cost of all other shares held. For this purpose, current legislation permits the market valuation at 31st March 1982 to be substituted for the original cost of shares purchased before that date.

The calculations required to compute chargeable capital gains, particularly taper and indexation reliefs, may be complex. Capital gains may also arise from the gifting of shares to connected parties such as relatives (although not spouses) and family trusts. Shareholders are advised to consult their personal financial adviser if further information regarding a possible tax liability in respect of their holdings of Barclays PLC shares is required.

Stamp duty
On the purchase of shares, stamp duty or stamp duty reserve tax at the rate of 0.5% is normally payable on the purchase price of the shares.

Inheritance tax
An individual may be liable to inheritance tax on the transfer of ordinary shares or preference shares. Where an individual is liable, inheritance tax may be charged on the amount by which the value of his or her estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

Taxation of US holders
Taxation of dividends
Under the Income Tax Convention, a beneficial owner of ordinary shares or preference shares who is a resident of the United States and not a resident of the UK, whose holding is not effectively connected with a permanent establishment or fixed base in the UK and who is not subject to special rules (such as those that apply to US tax-exempt entities and certain investment or holding companies, 25% of the capital of which is held directly or indirectly by persons that are not individual residents or nationals of the United States (a US holder)) has generally been entitled to receive a refund from the UK Inland Revenue, in addition to any dividend paid by Barclays PLC or the Bank, of an amount equal to the tax credit available to UK resident individuals, less a withholding tax equal to 15% of the aggregate of the tax credit and the dividend.

For dividends paid on or after 6th April 1999, the tax credit has been reduced to one-ninth of the dividend paid, although the withholding rate remains at 15% (but not to exceed the amount of the tax credit). Thus, US holders generally are no longer entitled to a refund of the tax credit as of that date or are entitled only to a residual refund equal to less than 1% of the amount of the dividend. In respect of dividends paid after 6th April 1999 any US holder entitled to such refund must, in order to obtain it, file a claim for payment in the manner, and at the time, specified by the procedures established by the UK Inland Revenue. Dividends received by a US holder will be foreign source income for US federal income tax purposes in the amount equal to the US dollar value of the payment (including the related tax credit amount if the benefit of the Income Tax convention is claimed), on the date of such payment. Dividends generally will not be eligible for the 'dividends received' deduction allowed to US corporations under the Code. Subject to certain limitations, UK tax withheld from payments will be available as a credit against US tax (assuming such US holder claims the benefits of the Income Tax Convention with respect to such dividends).

On 24th July 2001, the United States of America and the United Kingdom signed a new income tax treaty (the New Treaty) that, if ratified, would replace the existing Income Tax Convention. The New Treaty would make a number of important changes. In particular, under the New Treaty, US holders would not be entitled to the UK tax credit available to UK resident individuals and accordingly there would be no imposition of UK withholding tax and no associated United States foreign tax credit. The New Treaty would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New Treaty is ratified. Other provisions of the New Treaty would take effect on the first of January next following the date of ratification. If the New Treaty is ratified, the rules of the Existing Treaty would remain in effect until the effective dates described above. However, a US holder would be entitled to elect to have the Existing Treaty apply in its entirety for a period of twelve months after the effective dates of the New Treaty.

Taxation of capital gains
Generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs (assuming such shares are held as capital assets).

Taxation of premium on redemption or purchase of shares
No refund of tax will be available under the Income Tax Convention in respect of any premium paid on a redemption of preference shares by the Bank or on a purchase by Barclays PLC of its own shares.

For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of gain or loss.

Stamp duty
No UK stamp duty is payable on the transfer of an ADS, provided that the separate instrument of transfer is not executed in, and remains at all times outside, the UK.

Estate and gift tax
Under the Estate Tax Convention, a US holder generally is not subject to UK inheritance tax.

Exchange controls and other limitations affecting security holders

Other than certain emergency restrictions which may be in force from time to time, there are currently no UK laws, decrees or regulations which would affect the transfer of capital or remittance of dividends, interest and other payments to holders of Barclays securities who are not residents of the UK. There are also no restrictions under the Articles of Association of either Barclays PLC or the Bank, or under current UK laws, which limit the right of non-resident or foreign owners, to hold Barclays securities or, when entitled to vote, to do so.

Proposed sub-division of Ordinary Shares

It was announced on 14th February 2002 that a resolution to subdivide each Barclays PLC ordinary share of £1 (issued and unissued) into 4 new ordinary shares of 25p each will be put to shareholders at the 2002 AGM.

Subject to approval by shareholders at the 2002 AGM, application will be made for the admission of the new Barclays PLC ordinary shares of 25p each to the Official List of the UK Listing Authority and for their admission to trade on the London Stock Exchange. Application will also be made to The New York Stock Exchange and the Tokyo Stock Exchange for listing of, and admission to trade in the new ordinary shares of 25p each. Subject to approval by shareholders, dealings in the new ordinary shares of 25p each are expected to start on 29th April 2002.

The appropriate share accounts in CREST are expected to be credited with shareholders' entitlements to the new ordinary shares of 25p each on 29th April 2002. New share certificates, Sharestore Statements of Entitlement and ADRs will be sent to shareholders as soon as practicable after 29th April 2002.

Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the US Securities and Exchange Commission at the US Securities and Exchange Commission's public reference room located at 450 5th Street, NW, Washington, DC20549, and at the US Securities and Exchange Commission's other public reference rooms in New York city and Chicago. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The US Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

Shareholder enquiries

Investors who have any questions about their investment in Barclays, or about Barclays in general, may write to:

Head of Investor Relations,
Barclays PLC,
54 Lombard Street,
London EC3P 3AH

or, in the United States of America,

The Corporate Communications Department,
Barclays Bank PLC,
222 Broadway,
New York, NY 10038, USA.

Registered and Head Office:
54 Lombard Street,
London EC3P 3AH.
Tel: 020 7699 5000

Registrar:
The Registrar to Barclays PLC,
PO Box 82,
The Pavilions,
Bridgwater Road,
Bristol BS99 7NH.
Tel: 0870 702 0196

ADR depositary:
JPMorgan Chase Bank:
ADR Service Center
PO Box 43013
Providence, RI 02940-3013
USA.

Tel: (781) 575 4328
Fax: (781) 575 4082

Group senior management and principal offices

Barclays Bank PLC
54 Lombard Street
London
EC3P 3AH
Tel: 020 7699 5000

Sir Peter Middleton GCB Chairman
Matthew Barrett Group Chief Executive

Group Executive Committee
Matthew Barrett Group Chief Executive
Bob Diamond Chief Executive, Barclays Capital
Gary Dibb Group Chief Administrative Officer
Gary Hoffman Chief Executive, Barclaycard
Bob Hunter Chief Executive, Barclays Private Clients
Chris Lendrum Chief Executive, Corporate Banking
Robert Nimmo Group Risk Director
David Roberts Chief Executive, Personal Financial Services
John Stewart Deputy Group Chief Executive
John Varley Group Finance Director
David Weymouth Chief Information Officer

Group Central Functions
54 Lombard Street
London
EC3P 3AH
Tel: 020 7699 5000

Allan Barr Director, Solutions
Toby Broome Commercial Services Director
Andrew Bruce Group Credit Risk Director
Leigh Bruce Communications Director
John Cotton Group Property Services Director
Mike Davis Director of Public Policy
Gary Dibb Group Chief Administrative Officer
Peter Gallant Group Treasurer
John Gilbert Finance and Business Risk Director
Simon Gulliford Group Marketing Director
Brian Harte Group Compliance Director
Paul Hartwell Head of Group Risk Analysis and Policy
Peter Herbert Group Director, Strategy and Planning
Malcolm Himsworth Director, Group Fraud and Money Laundering Prevention
Ian Menzies-Conacher Group Taxation Director
Geoffrey Mitchell OBE Chief Accountant
Robert Nimmo Group Risk Director
Valerie Scoular Group Human Resources Director
David Storey Director, Group Internal Audit
Howard Trust Group General Counsel and Group Secretary
Cathy Turner Head of Investor Relations
David Weymouth Chief Information Officer

Service Provision
54 Lombard Street
London
EC3P 3AH
Tel: 020 7699 5000

David Postings Managing Director, Service Provision
David Cain Key Enterprise and E2E Services
David Cartwright Build Services
Mark Dixon Distributed Services
Mike Dixon Business Processing Systems
Gary Edwards Client Services
Allan Hodges Chief Financial Officer, Service Provision
Warren Purdue Information Systems Services
Alison Ramsden VBM & Strategic Marketing
Stephen Robinson Service Quality Management
Martin Turner Risk and SP Operations
Sue Turner Human Resources

Personal Financial Services
54 Lombard Street
London
EC3P 3AH
Tel: 020 7699 5000

David Roberts* Chief Executive Officer
Philip Barr Director Human Resources
John Crane Director Production
John Eaton* Managing Director, UK Customers & Products
Malcolm Hewitt Chief Operating Officer, Distribution
John Little Director Risk
Lynne Peacock* Chief Executive Woolwich & Regulated Products
Chris Willford Director Finance & Planning

Barclays Private Clients
Murray House
1 Royal Mint Court
London
EC3N 4HH
Tel: 020 7977 7000

Bob Hunter Chief Executive
Bob Bashford* Acting Managing Director, International Banking
John Church* Country Manager, France
Bob Dench* Managing Director, Investment Management
Chris Duncan Risk Director
Joao Freixa Country Manager, Portugal
Jacobo Gonzalez Robatto* Managing Director, Iberia and Country Manager, Spain
Irene Mcdermott Brown Human Resources Director
Richard Meddings Chief Operating Officer
Mike Murray Finance Director
William Oullin* Managing Director, Private Banking
Michael Pinder* Managing Director, Premier Banking
Charles Pink* Managing Director, Caribbean and Bahamas

Barclaycard
1234 Pavilion Drive
Northampton
NN4 7SG
Tel: 01604 234 234

Gary Hoffman Barclaycard Chief Executive Officer
Peter Crook* Managing Director Barclaycard UK
Mark Evans* Managing Director Barclaycard Corporate
Barry Fergus* Managing Director Barclaycard International
John Sands Director Human Resources
Richard Sommers Finance Director

*Strategic Business Unit Head

Business Banking
54 Lombard Street
London
EC3P 3AH
Tel: 020 7699 5000

Roger Davis Chief Executive
Wai Au Chief Operating Officer
John Callendar Managing Director, Asset and Sales Financing
Alastair Camp Managing Director, Medium Business and Agriculture
Peter Harvey Managing Director, Larger Business and Europe
Mike Rogers Managing Director, Small Business, Start-ups and Direct
Andy Simmonds Business Risk Director
Mark Wells Human Resources Director

BarclaysB2B
Fleetway House
25 Farringdon Street
London
EC4A 4LP

Alison Hutchinson* Chief Executive Officer

Barclays Africa
Murray House,
1 Royal Mint Court,
London
EC3N 4HH.
Tel: 020 7977 3000

Dominic Bruynseels* Managing Director

Barclays Capital
5 The North Colonnade,
Canary Wharf
London E14 4BB
Tel: 020 7623 2323

Hans-Joerg Rudloff Chairman of the Executive Committee
Sir Leonard Appleyard Vice Chairman
Jerry Del Missier* Managing Director, Global Head of Rates
Robert E Diamond Jr. Chief Executive
Paul Idzik Chief Operating Officer
Roger Jenkins* Managing Director, Global Head of Structured Capital Markets
Thomas L Kalaris* Chief Executive, Americas
Naguib Kheraj* Member of Executive Committee, Deputy Chairman Barclays Global Investors UK
Grant Kvalheim* Managing Director, Global Head of Investment Banking and Credit Products
Robert Morrice Chairman and Chief Executive, Asia Pacific

Barclays Global Investors
45 Fremont Street
San Francisco
CA 94105 USA
Tel:(00 1) 415 597 2000

Patricia Dunn* Global Chief Executive
Garrett Bouton Chief Executive, Global Individual Investor, Canada, Australia and SEA
Alison Davis Chief Financial Officer and Head of Corporate Development
Blake Grossman Chief Investment Officer, Advanced Active Investments
Jean Hinrichs Global Risk Director
John Martinez Co Head, Global Index Markets Group
Kazihusa Okamoto Chief Executive, Japan
Jeff Seretan Head of Global Human Resources
Andrew Skirton Chief Investment Officer, Co Head, Global Index and Markets Group
Paul Stevens Head of Global Technology
Lindsay Tomlinson Chief Executive, Europe
Andrea Zulberti Head of Global Operations and Global Chief Administrative Officer

Barclays Bank of Botswana Limited, Botswana
PO Box 478, Gaborone, Botswana
Tel: (00 267) 352 041

Duncan Mlazie Managing Director

Barclays Bank PLC, Caribbean
PO Box 180, Rendezvous
Christchurch
Barbados, W.I.
Tel: (00 246) 431 5300

Charles Pink Senior Caribbean Director

Cairo Barclays Bank SAE, Egypt
PO Box 110
Maglis EL Shaab
Cairo
Egypt
Tel: (0020) 2 366 2700

Colin McCormack Managing Director

Barclays Bank PLC and Barclays Capital, France
183 Avenue Daumesnil
75012 Paris
France
Tel: (00 33) 1 55 78 78 78

John Church General Manager
Jean Barbizet Managing Director

Barclays Bank PLC and Barclays Capital, Germany
Bockenheimer Landstrasse 38-40,
D-60323, Frankfurt am Main.
Germany
Tel: (00 49) 69 71 61 00

Dr Rainer Stephan Managing Director

Barclays Bank of Ghana Limited, Ghana
PO Box 2949
Accra, Ghana
Tel: (00 233) 21 664 901/665 382

Kobina Quansah Managing Director

Barclays Bank PLC, Gibraltar
PO Box 187, Regal House,
Queensway, Gibraltar
Tel: (00 350) 78565

Ian Currie Gibraltar Director

Barclays Bank PLC, Hong Kong and Barclays Capital Asia
42nd Floor, Citibank Tower
3 Garden Road
Hong Kong
Tel: (00 852) 2903 2000

Robert Morrice Chairman and Chief Executive, Asia Pacific

Barclays Bank PLC and Barclays Capital, India
21/23 Maker Chambers VI, 2nd Floor
Nariman Point
Mumbai 400 021
India
Tel: (00 91) 22 284 2888

Kamal Kalkat Chief Executive Officer

Barclays Bank PLC, Ireland
47/48 St. Stephen's Green
Dublin 2
Republic of Ireland
Tel: (00 353) 1 6611777

Paul Shovlin Managing Director

Barclays Bank PLC and Barclays Capital, Italy
Via della Moscova 18
20121 Milan
Italy
Tel: (00 39) 02 63 721

Hugh Malim Country Manager

*Strategic Business Unit head

Barclays Bank PLC and Barclays Capital, Japan
15F Urbannet Otemachi Building
2-2-2 Otemachi
Chiyoda-Ku
Tokyo 100-0004
Japan
Tel: (00 81) 3 3276 1100

Jeffrey Deck Chief Executive Officer

Barclays Bank of Kenya Limited, Kenya
PO Box 30120
Nairobi
Kenya
Tel: (00 254) 2 332 230

Isaac Takawira Managing Director

Barclays Bank PLC and Barclays Capital, Latin American Regional Office
1111 Brickell Avenue
Miami
Florida 33131
USA
Tel: (00 1) 305 533 3333

Enrique Arias Deputy Chief Executive Officer

Barclays Bank PLC, Mauritius
PO Box 284
Port Louis
Mauritius
Tel: (00 230) 2082685

Jacques De Navacelle Managing Director

Barclays Bank PLC, Portugal
Avenida da Republica
50-3rd Floor
1050-196 Lisbon
Portugal
Tel: (00 351) 21 7911100

Joao Freixa General Manager

Barclays Bank (Seychelles) Limited, Seychelles
PO Box 167
Mahe, Seychelles
Tel: (00 248) 383838

Paul Freer Managing Director

Barclays Bank PLC and Barclays Capital, Singapore
23 Church Street
13-08 Capital Square
Singapore 049 481
Tel: (00 65) 395 3000

Quek Suan Kiat Branch Manager
James Loh Vice Chairman, Barclays Capital, Asia Pacific Region

Barclays Bank PLC and Barclays Capital, South Africa
8 Rivonia Road
Illovo 2196
Johannesburg
South Africa
Tel: (00 27) 11 772 7000

Philip Howell Managing Director

Barclays Bank SA, Barclays Bank PLC and Barclays Capital, Spain
Plaza de Colon 1
28046 Madrid
Spain
Tel: (00 34) 91 336 1975

Eduardo Arbizu Chief Executive and Group Country Manager
Pedro Santaella Managing Director, Barclays Capital

Barclays Bank (Suisse) S.A.
PO Box 3941
CH-1211 Geneva 3
Switzerland
Tel: (00 41) 22 81 95 11

Paul Brown Chief Executive Officer

Barclays Bank Tanzania Limited, Tanzania
PO Box 5137, TDFL Building
Ohio Street, Dar es Salaam
Tanzania
Tel: (00 255) 22 2129381

Mark Petchell Managing Director

Barclays Bank PLC and Barclays Capital, USA
222 Broadway
New York, NY 10038
USA
Tel: (00 1) 212 412 4000

Thomas L Kalaris Chief Executive

Barclays Global Investors, N.A.
50 Fremont Street
San Francisco
CA 94105 USA
Tel: (00 1) 415 597 2000

Patricia Dunn Global Chief Executive

Barclays Bank of Uganda Limited, Uganda
PO Box 2971
Kampala
Uganda
Tel: (00 256) 41 230972

Frank Griffiths Managing Director

Barclays Bank of Zambia Limited, Zambia
Kafue House
Cairo Road
Lusaka
Zambia
Tel: (00 260) 1 228 858

Margaret Mwanakatwe Managing Director

Barclays Bank of Zimbabwe Limited, Zimbabwe
PO Box 1279
Jason Mayo Avenue
Harare
Zimbabwe
Tel: (00 263) 4 758 280

Alec Jongwe Managing Director

Woolwich plc
Watling Street
Bexleyheath
Kent
DA6 7RR
Tel: 020 8298 5000

Lynne Peacock* Chief Executive

*Strategic Business Unit head

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Barclays PLC*
1.2	Memorandum and Articles of Association of Barclays Bank PLC*
4.1	Rules of the Barclays Group SAYE Share Option Scheme*
4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme*
4.3	Rules of the Barclays Group Performance Share Plan*
4.4	Trust Deed constituting the Barclays PLC 1991 UK Profit Sharing Scheme*
4.5	Rules of the Incentive Share Option Plan*
4.6	Trust Deed of the Barclays Group Share Incentive Plan
4.7	Service Contract – Sir Peter Middleton*
4.8	Service Contract – Mathew Barrett
4.9	Service Contract – John Stewart
4.10	Service Contract – Chris Lendrum*
4.11	Service Contract – John Varley*
7.1	Ratios of earnings under UK GAAP to fixed charges
7.2	Ratios of earnings under US GAAP to fixed charges
7.3	Ratios of earnings under UK GAAP to combined fixed charges and preference share dividends
7.4	Ratios of earnings under UK GAAP to combined fixed charges and preference share dividends
10.1	Consent of PricewaterhouseCoopers

* These documents are incorporated by reference to documents previously filed with the commission.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 22, 2002

Barclays PLC
(Registrant)

By 

John Silvester Varley, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 22, 2002

Barclays Bank PLC
(Registrant)

By 

John Silvester Varley, Group Finance Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION	Page
1.1	Memorandum and Articles of Association of Barclays PLC*	193
1.2	Memorandum and Articles of Association of Barclays Bank PLC*	195
4.1	Rules of the Barclays Group SAYE Share Option Scheme*	197
4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme*	199
4.3	Rules of the Barclays Group Performance Share Plan*	201
4.4	Trust Deed constituting the Barclays PLC 1991 UK Profit Sharing Scheme*	203
4.5	Rules of the Incentive Share Option Plan*	205
4.6	Trust Deed of the Barclays Group Share Incentive Plan	207
4.7	Service Contract – Sir Peter Middleton*	241
4.8	Service Contract – Mathew Barrett	243
4.9	Service Contract – John Stewart	267
4.10	Service Contract – Chris Lendrum*	271
4.11	Service Contract – John Varley*	273
7.1	Ratios of earnings under UK GAAP to fixed charges	275
7.2	Ratios of earnings under US GAAP to fixed charges	277
7.3	Ratios of earnings under UK GAAP to combined fixed charges and preference share dividends	279
7.4	Ratios of earnings under UK GAAP to combined fixed charges and preference share dividends	281
10.1	Consent of PricewaterhouseCoopers	283

* These documents are incorporated by reference to documents previously filed with the commission.

Exhibit 1.1

The Memorandum and Articles of Association of Barclays PLC have been incorporated by reference to the 2000 Form 20-F filed with the commission on April 16, 2001.

Exhibit 1.2

The Memorandum and Articles of Association of Barclays Bank PLC have been incorporated by reference to the 2000 Form 20-F filed with the commission on April 16 2001.

Exhibit 4.1

EXHIBIT 4.1

The Rules of the Barclays Group SAYE Share Option scheme have been incorporated by reference to the 2000 Form 20-F filed with the commission on April 16 2001.

Exhibit 4.2

EXHIBIT 4.2

The Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme have been incorporated by reference to the 2000 Form 20-F filed with the commission on April 16 2001.

Exhibit 4.3

The Rules of the Barclays Group Performance Share Plan have been incorporated by reference to the 2000 Form 20-F filed with the commission on April 16 2001.

Exhibit 4.4

EXHIBIT 4.4

The Trust Deed constituting the Barclays PLC 1991 UK Profit Sharing Scheme has been incorporated by reference to the 2000 Form 20-F filed with the commission on April 16 2001.

Exhibit 4.5

The Rules of the Incentive Share Option Plan have been incorporated by reference to Form S-8 filed with the commission on November 3 2000.

Exhibit 4.6

DATED 2001

BARCLAYS PLC

- and -

BARCLAYS BANK TRUST COMPANY LIMITED

TRUST DEED

- of the -

BARCLAYS GROUP SHARE INCENTIVE PLAN

Approved by the Board of Inland Revenue (ref A1001/WPR)
on 2001

Lovells
Ref: A4/DJL/LLW/551310001BB/46856

LIB01/A4DJL/551310.10

DATED ______________________ 2001

BARCLAYS PLC

- and -

BARCLAYS BANK TRUST COMPANY LIMITED

TRUST DEED

- of the -

BARCLAYS GROUP
SHARE INCENTIVE PLAN

CONTENTS

THIS DEED is made the day of 2001

BETWEEN:

(1) **Barclays PLC** (Registered Number 48839) whose registered office is at 54 Lombard Street, London, EC3P 3AH (the "**Company**"); and

(2) **Barclays Bank Trust Company Limited** (Registered Number 920880) whose registered office is at 54 Lombard Street, London, EC3P 3AH (the "**Trustees**").

WHEREAS:

(A) The members of the Company in general meeting resolved on 26 April 2000 to authorise the directors of the Company to establish an approved employee share ownership plan to be called the Barclays Group Share Inventive Plan (the "**Plan**") and on [ ] the Share Schemes Committee, a duly authorised committee of the board of the Company approved the adoption and implementation of the Plan.

(B) The Plan is established as an employees' share scheme as defined in section 743 of the Companies Act 1985 to enable employees of the Company and its subsidiaries to acquire ordinary shares in the capital of the Company on the terms and in the manner hereinafter appearing and within the provisions of section 47 of and Schedule 8 to the Finance Act 2000 ("**Schedule 8**").

(C) It is intended that the Plan shall be submitted for approval by the Board of Inland Revenue as an employee share ownership plan pursuant to Schedule 8.

(D) The Trustees have agreed to be the original trustees of the Plan on the terms of this Deed and the rules contained in the Schedule hereto as from time to time amended.

THIS DEED WITNESSES:

1. DEFINITIONS

1.1 In this Plan the following words and expressions have the meanings set opposite them:

"**Accumulation Period**" means in relation to Partnership Shares, such period as determined by the Board not exceeding 12 months (or such other period as may be specified from time to time in Schedule 8) during which the Trustees accumulate an Eligible Employee's Partnership Share Money before acquiring Partnership Shares on behalf of such employee or repaying it to such employee;

"**Acquisition Date**" means:

(a) in relation to Partnership Shares with no Accumulation Period, the date selected by the Trustees in their absolute discretion being a date within 30 days (or such other period as may be specified from time to time in Schedule 8) after the last date on which the Partnership Share Money in relation to the Partnership Shares was deducted;

(b) in relation to Partnership Shares with an Accumulation Period, the date selected by the Trustees in their absolute discretion being a date within 30 days (or such other period as may be specified from time to time in Schedule 8) after the end of the Accumulation Period; and

(c) in relation to Dividend Shares, the date selected by the Trustees in their absolute discretion being a date within 30 days (or such other period as may be specified from time to time in Schedule 8) after the date on which the cash dividend is received by the Trustees in respect of Plan Shares;

"Any Other Plan" means any employees' share scheme other than the Plan adopted by the Company in general meeting which provides for the acquisition of Shares by or on behalf of employees or directors;

"Appropriation" means a gift by way of the transfer of the beneficial ownership of specific Shares to an Eligible Employee by the Trustees pursuant to the Plan and the expression "appropriated" shall be construed accordingly;

"Appropriation Date" means any day on which Free Shares or Matching Shares are appropriated to an Eligible Employee by the Trustees pursuant to the Plan;

"Approval Date" means the date on which the Company receives written notification from the Board of Inland Revenue that the Plan has been approved by the Inland Revenue;

"Associated Company" means an associated company as defined in paragraph 126 of Schedule 8 (**Meaning of "Associated Company"**);

"Award" means:

(a) in relation to Free Shares and/or Matching Shares the Appropriation of such Shares in accordance with the Plan; and

(b) in relation to Partnership Shares, the acquisition of such Shares in accordance with the Plan

and the expression "awarded" shall be construed accordingly;

"BGI" means Barclays Global Investors UK Holdings Limited;

"BGI Plan" means the Barclays Global Investors Equity Ownership Plan;

"BGI Shares" means "A" Ordinary Shares in the capital of BGI;

"Board" means the board of directors of the Company or a duly authorised committee of the Board;

"Capital Receipt" means a capital receipt within the meaning given to that expression in paragraph 79 of Schedule 8 (**Capital receipts in respect of participant's shares**);

"Contract of Participation" means a contract in respect of Free Shares entered into by the Participant, the Company and the Trustees as contemplated by Part IV (**Free Shares**) of Schedule 8 in such form as determined by the Board from time to time which complies with the provisions of Schedule 8;

"Control" means the control of a company within the meaning given to that expression in section 840 of the Taxes Act;

"Dealing Day" means a day on which transactions take place on the London Stock Exchange;

"Deed" means this Deed as amended from time to time;

"Dividend Shares" means Shares which are acquired on behalf of a Participant by the Trustees using cash dividends received in respect of the Participant's Plan Shares and reinvested in accordance with Rule 6 for the time being held by the Trustees on his behalf pursuant to the Plan and which are:

(a) of the same class and carry the same rights as the Plan Shares in respect of which the cash dividend is paid; and

(b) not subject to forfeiture

and where the context so admits includes any New Shares held by the Trustees on his behalf pursuant to the Plan;

"Eligible Employee" means any person who:

(a) on the Qualifying Date is an employee of a Participating Company;

(b) is chargeable to tax in respect of his emoluments from such employment under Case 1 of Schedule E of the Taxes Act PROVIDED THAT this requirement may be waived by the Board in any particular case;

(c) is not prohibited from participating in the Plan pursuant to paragraph 15 of Schedule 8 **(The "no material interest" requirement)**;

(d) in respect of any Award of Free Shares, has not had any Shares appropriated to him in the Year of Assessment in question under an approved profit sharing scheme under Schedule 9 established by the Company or by a connected Company within the meaning of paragraph 16(4) of Schedule 8 **(The requirement of non-participation in other relevant share schemes)** and who is eligible to participate in the Award at the time it is made:

(e) in respect of any Award of Free Shares, Matching Shares or Partnership Shares, has not had any Shares appropriated to him in the Year of Assessment in question under another approved employee share ownership plan established by the Company or by a connected Company within the meaning of paragraph 16(4) of Schedule 8 (or would have had if any relevant performance targets under that plan been achieved); and

(f) has on the Qualifying Date such Qualifying Period (if any) of continuous employment with the Company or any Qualifying Company as the Board may determine;

"Free Shares" means Shares appropriated to a Participant under Rule 3 for the time being held by the Trustees on his behalf pursuant to the Plan and, where the context so admits includes any New Shares held by the Trustees on his behalf pursuant to the Plan;

"Group" means the Company and its Subsidiaries and "member of the Group" shall be construed accordingly;

"Holding Period " means the period which begins on the Appropriation Date or the Acquisition Date as the case may be and which shall end:

(a) in the case of Free Shares and Matching Shares, at least three years and no later than five years from their Appropriation Date (or such other period as may be permitted from time to time by Schedule 8) as specified by the Board from time to time in accordance with Rule 2; and

(b) in the case of Dividend Shares, three years from their Acquisition Date, (or such other period as may be specified from time to time by Schedule 8)

PROVIDED THAT:

(i) in each case, the period shall end on the date on which the Participant ceases to be an employee of the Company or an Associated Company if earlier; and

(ii) for the purposes of this definition a Participant shall not be treated as ceasing to be an employee of the Company or an Associated Company until such time as he is no longer an employee of any such company;

"Initial Market Value" means:

(a) if and for so long as the Shares are admitted to the Official List of the UK Listing Authority:

(i) in relation to Free Shares. Matching Shares, Partnership Shares with no Accumulation Period and Dividend Shares which are:

(aa) acquired by the Trustees by subscription, the average of the middle market quotations of a Share as derived from the Daily Official List of the UK Listing Authority over any period of not more than five consecutive Dealing Days (as determined by the Trustees) ending immediately before the Appropriation Date or the Acquisition Date; or

(bb) acquired by the Trustees by purchase, the average purchase price per Share paid by the Trustees (excluding the costs of purchase and stamp duties) to purchase Shares over [any period not exceeding [five] successive Dealing Days (as determined by the Trustees) ending] OR [on the Dealing Day] immediately before [or on] the Appropriation Date or the Acquisition Date PROVIDED THAT if Shares are acquired otherwise than by means of a purchase of Shares on a regulated market, the average purchase price per Share shall be the price the Trustees would have paid had they purchased the Shares on a regulated market [over any period not exceeding five successive Dealing Days ending] OR [on the Dealing Day] immediately before [or on] the Appropriation Date or the Acquisition Date; or

(cc) acquired by the Trustees both by subscription and purchase, the average price per Share at which the Trustees acquired all the Shares forming part of the same appropriation or acquisition as such Share calculated in accordance with the following formula:

$$\frac{X + Y}{A + B}$$

Where :

X is the aggregate subscription price of Shares subscribed by the Trustees at a price per Share determined in accordance with paragraph (aa) above:

Y is the aggregate purchase price of Shares purchased by the Trustees (excluding the costs of purchase and stamp duties) at a price per Share determined in accordance with paragraph (bb) above;

A is the number of Shares subscribed; and

B is the number of Shares purchased;

(dd) acquired by the Trustees by subscription and/or by purchase, such value per Share calculated on such other basis as may be agreed from time to time by the Trustees and the Inland Revenue in accordance with paragraph 125 of Schedule 8 (**Determination of market value**);

(ii) in relation to Partnership Shares with an Accumulation Period, the lower of the market value of a Share:

(aa) at the beginning of the Accumulation Period; and

(bb) on the Acquisition Date,

PROVIDED THAT market value for these purposes means:

(aa) on any day the average of the middle market quotations of a Share as derived from the Daily Official List of the UK Listing Authority over any period of not more than five consecutive Dealing Days (as determined by the Trustees) ending immediately before such day; or

(bb) such value per share calculated on such other basis as may be agreed between the Trustees and the Inland Revenue in accordance with paragraph 125 of Schedule 8 before the beginning of the Accumulation Period, and

(b) if the Shares are not admitted to the Official List of the UK Listing Authority:

(i) in relation to Free Shares, Matching Shares, Partnership Shares with no Accumulation Period and Dividend Shares, on any day the market value of a Share determined in accordance with the provisions of Part VIII of the Taxation of Chargeable Gains Act 1992 and agreed for the purposes of the Plan with the Inland Revenue Shares Valuation Division on or before that day; and

(ii) in relation to Partnership Shares with an Accumulation Period, the lower of the market value of a Share determined as described in paragraph (b)(i) above:

(aa) at the beginning of the Accumulation Period; and

(bb) on the Acquisition Date;

"London Stock Exchange" means the London Stock Exchange plc;

"Matching Shares" means Shares appropriated to a Participant under Rule 5 for the time being held by the Trustees on his behalf pursuant to the Plan and which are of the same class and carry the same rights as the Partnership Shares to which they relate and where the context so admits includes any New Shares held by the Trustees on his behalf pursuant to the Plan;

"New Shares" means new shares within the meaning of paragraph 115 of Schedule 8 (**Company reconstructions**);

"Participant" means any Eligible Employee to whom the Trustees have awarded Shares;

"Participating Company" means the Company and any Subsidiary which participates in the Plan in accordance with clause 6.1 and which is bound by the provisions of the Plan;

"Partnership Shares" means Shares which are acquired on behalf of a Participant by the Trustees under Rule 4 and are registered in the name of the Trustees (or any other person nominated by the [Board]) to be held by the Trustees on behalf of the Participant pursuant to the Plan and where the context so admits includes any New Shares held by the Trustees on his behalf pursuant to the Plan;

"Partnership Share Agreement" means an agreement in such form as determined by the Board from time to time which complies with the provisions of Schedule 8 made between the Company, the Trustees and an Eligible Employee under which:

(a) the Eligible Employee authorises the Company to deduct (or procure that his employing Participating Company deducts) part of his Salary for the purchase of Partnership Shares; and

(b) the Company agrees to give effect to the agreement by making (or procuring that the relevant Participating Company makes) deductions from such employee's Salary of such amount and at such intervals as may be agreed from time to time (so that the limits in paragraph 36 of Schedule 8 (**Maximum amount of deductions**) are not infringed) and undertakes to arrange for the acquisition of Partnership Shares by the Trustees on behalf of the Eligible Employee in accordance with the Plan using the amounts so deducted;

"Partnership Share Money" means amounts deducted from an Eligible Employee's Salary under the terms of a Partnership Share Agreement;

"Plan" means the Barclays Group Share Incentive Plan established by this Deed including the Schedule and any document issued to Eligible Employees or Participants in accordance therewith each as amended from time to time in accordance with the provisions of this Deed;

"Plan Shares" means Free Shares, Matching Shares, Partnership Shares and Dividend Shares;

"Qualifying Company" means a company that:

(a) is a Participating Company at the end of the Qualifying Period; or

(b) when the individual was employed by it it was:

  (i) a Participating Company; or

  (ii) an Associated Company of the Participating Company or any other Company qualifying under paragraph 14(1B) of Schedule 8 (**The employment requirement**);

"Qualifying Date" means the date on which eligibility to participate in the Plan is determined being:

(a) in the case of Free Shares the Appropriation Date;

(b) in the case of Partnership Shares or Matching Shares;

  (i) if there is no Accumulation Period, the date that Partnership Share Money is deducted in respect of the Partnership Shares; and

(ii) if there is an Accumulation Period, the date of the first deduction of Partnership Share Money in respect of the Partnership Shares in the Accumulation Period;

"Qualifying Period" means:

(a) in the case of Free Shares, a period of not more than 18 months ending on the Appropriation Date; and

(b) in the case of Partnership Shares with or without Matching Shares, where there is an Accumulation Period a period of not more than six months ending with the start of the Accumulation Period; and

(c) in the case of Partnership Shares with or without Matching Shares where there is no Accumulation Period a period of not more than 18 months ending with the deduction of the Partnership Share Money relating to the Partnership Shares

but in each case so that in respect of an Award the same Qualifying Period applies to all Eligible Employees;

"Reconstruction or Takeover" means any transaction affecting Plan Shares as mentioned in paragraph 32 of Schedule 8 (**Holding Period: power to authorise trustees to accept general offers etc.**);

"Relevant Amount" means £3,000 or such other sum as may be prescribed from time to time in paragraph 24 of Schedule 8 (**Maximum annual award**);

"Rules" means the rules of the Plan set out in the Schedule as amended from time to time in accordance with the provisions of this Deed;

"Salary" means salary within the meaning of paragraph 48 of Schedule 8 (**Meaning of "Salary"**);

"Schedule" means the schedule to this Deed;

"Schedule 9" means Schedule 9 to the Taxes Act;

"Share" means an ordinary share in the capital of the Company which satisfies the conditions set out in Part VIII of Schedule 8 (**Type of share that may be used**) or, where the context permits, in the event of a Reconstruction or Takeover of the Company, such shares, securities or rights of any description which form part of any new holding as defined in paragraph 115 of Schedule 8;

"Subsidiary" means any company which is for the time being under the Control of the Company and which is a subsidiary within the meaning given by section 736 of the Companies Act 1985;

"Taxes Act" means the Income and Corporation Taxes Act 1988;

"Termination Date" means the date three months following the date on which a Termination Notice has been distributed in accordance with clause 12.1;

"Termination Notice" means notice given pursuant to and in accordance with clause 12.1 to terminate the Plan;

"Trustees" means the Trustees referred to in this Deed or such other person or persons who is or are the trustee or trustees from time to time of the Plan;

"UK Listing Authority" means the UK Listing Authority within the meaning given to that expression in the Listing Rules made by the Financial Services Authority pursuant to its appointment as the relevant competent authority under the Official Listing of Securities (Change of Competent Authority) Regulations 2000; and

"Year of Assessment" means a year beginning on any 6 April and ending on the following 5 April.

1.2 In this Deed references to any statutory provisions are to those provisions as amended, extended or re-enacted from time to time and shall include any regulations made thereunder and, unless the context otherwise requires, words in the singular include the plural (and vice versa) and words importing any gender include all genders.

1.3 In this Deed and the Rules, references to clauses are to the provisions of this Deed and references to Rules are to the provisions of the Rules.

2. TRUSTS OF THE PLAN

Subject as hereinafter provided, the Trustees hereby declare that they shall hold any Partnership Share Money, Shares once awarded and all other trust property deriving therefrom UPON TRUST for the Participants and shall apply and deal with the same in accordance with the provisions of the Plan.

3. COMPANY'S AND PARTICIPATING COMPANIES' OBLIGATIONS

3.1 The Company hereby covenants with the Trustees to fulfil all obligations expressed to be binding on the Company under this Deed and in particular to pay to the Trustees such sums as may be required to enable the Trustees to acquire Free Shares and/or Matching Shares to be held for Participants in accordance with the provisions of the Plan.

3.2 Each Participating Company hereby binds and obliges itself to pay to the Trustees, the amounts due from it for the purpose of the acquisition of Free Shares and/or Matching Shares by the Trustees to be appropriated under the Plan to Eligible Employees employed by it together with any other amounts required to cover any costs, charges and expenses incurred in such acquisition and any other expenses and charges incurred by the Trustees in the establishment, operation and termination of the Plan PROVIDED THAT

(a) a Participating Company shall only contribute to the Trustees such sums as are required in connection with the acquisition of Free Shares or Matching Shares by the Trustees for Appropriation to Eligible Employees who are for the time being employees of that Participating Company or, where applicable, former employees of such Participating Company; and

(b) contributions to be made by each Participating Company to the Trustees to fund any acquisition of Free Shares or Matching Shares by the Trustees for appropriation on any Appropriation Date shall be paid not later than the fifth Dealing Day immediately prior to such Appropriation Date [or on such other date as the Trustees determine].

4. INVESTMENT

4.1 The Trustees may in their absolute discretion invest any monies other than Partnership Share Money from time to time held by them and not required immediately for the acquisition of Shares in accordance with clauses 4.3(a)-(c) inclusive unless the Trustees in their absolute discretion resolve otherwise in which case they shall have the power conferred by section 3 of the Trustee Act 2000. Any income arising on any such investments shall be used for the purposes of acquiring further Shares or to meet taxation or other liabilities or expenses incurred from time to time in the operation and administration of the Plan.

4.2 The Trustees shall hold Partnership Share Money on behalf of an Eligible Employee until such time as the Trustees use such money in the acquisition of Partnership Shares for such Eligible Employee save that following the withdrawal by a Participant from his Partnership Share Agreement or on termination of the Plan in accordance with clause 12, or otherwise in accordance with Rule 4 the Trustees shall pay any uninvested Partnership Share Money to the Participant as soon as practicable.

4.3 The Trustees shall keep any monies required to be held by them pursuant to clause 4.2 in an account (interest bearing or otherwise) with:

(a) an institution authorised under the Banking Act 1987;

(b) a building society; or

(c) a relevant European institution, and own "account" shall include a "deposit" for these purposes,

and an "account" shall include a "deposit" for these purposes.

4.4 The Trustees shall be under no duty to invest trust property.

4.5 The Trustees shall have power to borrow monies to acquire Shares for the purposes of the Plan and to satisfy their obligations hereunder upon such terms as they shall think fit.

5. **TRUSTEES' OBLIGATIONS**

5.1 The Trustees shall apply all monies received for the acquisition of Free Shares, Partnership Shares or Matching Shares in acquiring such Shares and awarding them to Eligible Employees pursuant to and in accordance with the Plan.

5.2 Shares transferred to the Trustees in accordance with paragraph 76 of Schedule 8 **(Acquisition by trustees of shares from employee share ownership trust)**, shall be awarded by the Trustees only as Free or Matching Shares and in priority to other available Shares.

5.3 The Trustees shall, if the Board directs from time to time pursuant to Rule 6 that:

(a) all cash dividends received in respect of Plan Shares must be reinvested in acquiring more Shares; or

(b) cash dividends received in respect of Plan Shares of those Participants who so elect must be so reinvested;

apply cash dividends received in respect of a Participant's Plan Shares in acquiring Dividend Shares on behalf of such Participant in accordance with the Plan. If any amount of a cash dividend is not reinvested in accordance with Rule 6.5, for the time it is retained by the Trustees it shall be held by them so as to be separately identifiable for the purpose of complying with Rule 6.5.

5.4 The Trustees shall:

(a) as soon as practicable after any Free or Matching Shares have been appropriated by the Trustees to a Participant in accordance with the Rules, notify the Participant of the Appropriation specifying the number and description of those Shares, the Appropriation Date, their Initial Market Value and the Holding Period applicable to them;

(b) as soon as practicable after any Partnership Shares have been acquired by the Trustees on behalf of a Participant in accordance with the Rules, notify the Participant of the acquisition specifying the number and description of those Shares, the amount of Partnership Share Money applied by the Trustees in the acquisition and their Initial Market Value;

(c) as soon as practicable after any Dividend Shares have been acquired by the Trustees on behalf of a Participant in accordance with the Rules, notify the Participant of the acquisition specifying the number and description of those Shares, their Initial Market Value, the Holding Period applicable to them and any amount of uninvested cash dividends held by the Trustees on behalf of the Participant pursuant to Rule 6;

(d) as soon as practicable after any foreign cash dividend is received in respect of Plan Shares, notify the Participant of the amount of any foreign tax deducted from such dividend before it was paid.

5.5 Subject to clause 5.6, clause 5.7, clause 8.1(j), clause 12 and Rules 9 and 10 the Trustees shall only dispose of a Participant's Plan Shares and deal with any right conferred in respect of any of his Plan Shares to be allotted other Shares securities or rights of any description pursuant to a direction given by notice by or on behalf of the Participant (in such form as may be prescribed from time to time by the Trustees).

5.6 The Trustees shall not dispose of a Participant's Free Shares, Matching Shares or Dividend Shares during the Holding Period (whether by transfer to the Participant or otherwise) unless the Participant has at that time ceased to be in employment with the Company or an Associated Company PROVIDED THAT:

(a) the Trustees may dispose of a Participant's Free Shares, Matching Shares or Dividend Shares during the Holding Period:

(i) pursuant to a direction under clause 5.5 or clause 12 given by or on behalf of a Participant;

(ii) in accordance with clause 8.1(j); or

(iii) in accordance with Rule 9 or Rule 10; and

(b) if a Participant ceases at any time to be in employment with the Company or an Associated Company or dies while in such employment the Trustees may at their discretion either:

(i) transfer his Plan Shares to him (or his personal representatives) or to another person at his direction; or

(ii) dispose of his Plan Shares and account (or hold themselves ready to account) to him (or his personal representatives) or another person at his direction for the net sale proceeds thereof within a reasonable time thereafter.

5.7 In the event of a Reconstruction or Takeover and in accordance with Rule 10, the Trustees shall dispose of any Plan Shares acquired on behalf of the Participant upon receipt by the Trustees of a notice to this effect signed by the Participant (or his personal representatives) and subject to the payment of any income tax under Part X of Schedule 8 (**Income Tax**) shall account to the Participant for the net sale proceeds thereof within a reasonable time thereafter.

5.8 Subject to their obligations under paragraph 95 (**PAYE: shares ceasing to be subject to the Plan**) and paragraph 96 (**PAYE: Capital Receipts**) of Schedule 8, any such direction as is referred to in clause 5.5 and the provisions of Rule 6, Rule 9, Rule 11 and Rule 12, the Trustees shall pay over to the Participant any money or money's worth received by them in respect of, or by reference to, any of his Plan Shares other than money's worth consisting of New Shares.

5.9 In the case of any acquisition of Free Shares for the purpose of an Appropriation, if it is not possible to appropriate all the Free Shares without fractional entitlements arising in respect of individual Participants, or, if for any other reason the Trustees hold Shares which are not to be awarded, the Trustees may retain so many of the Shares as the Company shall direct or shall otherwise sell any of the Shares. If the Trustees sell any of the Shares they shall apply the proceeds to meet any expenses. If the proceeds are not required to meet such expenses, the Trustees shall pay to the Participating Companies such proceeds in the same proportion as they were provided or as the Trustees may otherwise determine.

5.10 If the Trustees become entitled in respect of any unawarded Shares to any rights to be allotted, or to subscribe, further securities in the Company (other than an issue of capitalisation shares of the same class as Shares then held by the Trustees pending any Appropriation, which capitalisation shares shall be retained by the Trustees and shall form part of the Shares to be appropriated among the Participants on the relevant Appropriation Date), the Trustees may at their discretion take up those rights or sell them for the best consideration in money reasonably obtainable at the time or sell sufficient of them nil paid to enable the Trustees to subscribe in full for the balance of any unsold rights or allow them to lapse.

5.11 The Trustees shall hold any unawarded Shares or unutilised cash balances arising under clauses 5.9 or 5.10 and any income arising therefrom on trust to apply the same in or towards the future subscription or purchase of Shares for the purposes of the Plan and/or their expenses of administering the same, and shall notify the Company from time to time of the amounts and number of Shares so held by them and their application.

5.12 The Trustees shall maintain such records as may be necessary to enable the Trustees to carry out their obligations under paragraph 73 of Schedule 8 (**Meeting PAYE obligations**) and paragraph 75 of Schedule 8 (**Duties of trustees in relation to tax liabilities**). Where a Participant becomes liable to income tax under Case V of Schedule D, Schedule E or Schedule F by reason of the occurrence of any event, the Trustees shall inform him of any facts relevant to determining that liability.

5.13 The Trustees shall make available to any of the Participating Companies and Participants on reasonable notice and to the Board of Inland Revenue such information relevant to such persons in connection with the Plan as such persons may reasonably require and shall at all times comply with their obligations to make payments to any of the Participating Companies and to make the deductions required under Part X of Schedule 8.

5.14 The Trustees shall take all reasonable steps to notify Participants of the principal terms of any offer, compromise, arrangement or scheme affecting any of a Participant's Plan Shares. In the absence of any direction from a Participant concerning how the Trustees should act in respect of his Plan Shares following any offer, compromise, arrangement or scheme the Trustees shall not take any action in respect thereof.

5.15 Upon the termination of the Plan for whatever reason the Trustees shall deal with the Plan Shares in accordance with clause 12.

6. **Application of the Plan to Subsidiaries**

6.1 Any Subsidiary may with the consent of the Company and the Trustees become a party to this Deed and participate in the Plan by entering into a deed supplemental to this Deed agreeing to be bound in all respects by this Deed for as long as such company is a Subsidiary.

6.2 A company shall cease to be a Participating Company if it ceases to be a Subsidiary or if the Board serves a notice on the Trustees that such company shall cease to be a Participating Company PROVIDED THAT:

(a) paragraph 10 of Schedule 8 (**No preferential treatment for directors etc.**) is not thereby breached; and

(b) the rights of Participants employed by such company to Plan Shares appropriated to them or acquired on their behalf while such Company was a Participating Company shall not be affected.

6.3 A company which is or has been a Participating Company shall provide the Trustees with all information required from it for the purposes of the administration and termination of the Plan and shall do so in such form as the Trustees shall reasonably require and the Trustees may in good faith rely on such information without further enquiry.

7. **Voting Rights and Directions**

7.1 [In respect of any matter upon which at a general meeting of the Company (or of any successor company) or at any class meeting they are entitled to exercise any voting rights attaching to Plan Shares, the Trustees shall invite Participants to direct the Trustees how they wish the Trustees to exercise such rights in respect of that Participants' Plan Shares. [The Trustees may invite a Participant [in the Partnership Share Agreement] to confirm to the Trustees whether or not such Participant wishes to direct the Trustees how he would like them to exercise any voting rights attending to their Plan Shares from time to time.] [The Trustees shall not be entitled to vote on a show of hands in respect of Plan Shares unless all directions received from Participants in respect of the particular resolution are identical.] The Trustees shall not in any circumstances be under an obligation to call for a poll. If there is a poll the Trustees shall vote only in accordance with the directions of Participants. The Trustees shall not exercise voting rights in respect of Plan Shares in the absence of any such directions. The Trustees may not vote in respect of Shares which have not been awarded pursuant to the Plan.]

7.2 The Trustees shall deal with any right conferred in respect of any of those Shares to be allotted other shares, securities or rights of any description whether pursuant to paragraph 32 of Schedule 8 or otherwise only pursuant to a direction given by notice by or on behalf of the Participant (or any person in whom the beneficial interest in that Participant's Shares is for the time being vested).

8. **Trustees' Administration and Powers**

8.1 The Trustees may:

(a) at any time, and shall if so directed by the Company, revoke any delegation or arrangement made under this clause or any other power and/or require any trust property held by another person to be returned to the Trustees;

(b) execute or authorise any of their directors, officers or employees on their behalf to execute any deeds, documents, cheques or other instruments by the impression of any signature on behalf of, or as witness of any sealing by, the Trustees of any writing, printing, lithography, photocopying and other modes of representing or reproducing words in a visible form;

(c) make such arrangements as they consider appropriate to facilitate the acquisition of Partnership Shares and/or Dividend Shares or the sale of Plan Shares for Participants who wish to dispose of their holdings;

(d) subject to and in accordance with the provisions of this Deed convene meetings and make such regulations as they consider appropriate relating to the administration of the Plan;

(e) where a PAYE obligation is imposed on the Trustees pursuant to Schedule 8 as a result of a Participant's Plan Shares ceasing to be subject to the Plan, including pursuant to this clause, meet that obligation by:

(i) disposing of any of the Participant's Plan Shares; or

(ii) the Participant paying to the Trustees a sum equal to the amount needed to discharge the obligation, and

the Trustees may dispose of a Participant's Plan Shares under this paragraph (j)(i) by acquiring some or all of such Shares for the purposes of the Plan;

(f) arrange for the relevant Participating Company to account to the Inland Revenue or other authority concerned for any amounts deducted from payments made pursuant to the Plan in respect of income tax or any other deductions required in accordance with Part X of Schedule 8;

(g) where there is no relevant Participating Company in respect of a Participant, account to the Inland Revenue or other authority concerned for any amounts of income tax or other deductions required to be made in accordance with Part X of Schedule 8.

8.2 Any two Trustees or a body corporate acting as a Trustee may give a valid and effectual receipt or discharge for the payment or transfer of any money or other property receivable by the Trustees.

8.3 In the case of a Participant who is a minor, the receipt of a parent, grandparent or guardian shall provide a good discharge to the Trustees.

9. TRUSTEES' PROTECTION AND CHARGES

9.1 No Trustee shall be liable for any loss arising out of or in connection with the Plan by reason of:

(a) the negligence, or fraud of any agent employed by such Trustee, or by any of the Trustees, even if the employment of such agent was not strictly necessary or expedient;

(b) any mistake or omission made in good faith by such Trustee, or by any of the Trustees; or

(c) any other matter or thing, except fraud or dishonesty of such Trustee.

And in particular (without prejudice to the generality of this clause), no Trustee shall be bound to take any proceedings against a co-trustee or former trustee or his personal representatives for any breach or alleged breach of trust committed or suffered by such co-trustee or former trustee.

9.2 Neither the Trustees nor any of their officers or employees shall be liable to account to Participants for any remuneration or other benefit received in connection with the Plan and no Trustee or officer or employee of the Trustees shall be liable to account to other Participants for any profit derived from the Award to him of Shares held under the Plan.

9.3 Any person acting as a Trustee in the course of any profession or business carried on by him may charge and be paid such reasonable remuneration, charges or disbursements, whether in connection with the Plan or otherwise, as shall from time to time be agreed between him and the Board.

9.4 Any Trustee hereof being a corporate body shall be entitled to charge and be paid such proper and reasonable charges and expenses as may from time to time be agreed between such Trustee and the Company. If the Trustee is a trust corporation, it may, unless otherwise agreed with the Company, act in accordance with its general terms and conditions from time to time in force.

9.5 Any Trustee (and any director or officer of a body corporate or a trust corporation acting as a Trustee) shall not on his own account be precluded from acquiring, holding or dealing with any debentures, debenture stock, shares or securities whatsoever of the Company or any Subsidiary or any other company in the shares of which the Company or any Subsidiary may be interested, or from entering into any contract or other transaction with the Company or any Subsidiary or any other company, or from being interested in such contract or transaction, and nor shall he be in any way liable to account to the Company or any Subsidiary or any Participant for any profits made, fees, commissions, shares of brokerage, discounts allowed or advantages obtained by him from or in connection with such acquisition, holding, dealing, contract or transaction whether or not in connection with his duties hereunder.

9.6 The Trustees shall be entitled in the absence of manifest error to rely without further enquiry on information supplied to them by any Participating Company, former Participating Company, or any Associated Company for the purposes of the Plan and shall also be entitled to rely in the absence of manifest error on any direction, notice or document purporting to be given or executed by or with the authority of any such company or by any Participant as having been so given or executed.

10. APPOINTMENT, REMOVAL, RETIREMENT AND RESIDENCE OF TRUSTEES

10.1 (a) No person may be a Trustee of the Plan unless such person is resident in the United Kingdom for tax purposes; and

(b) the Board shall immediately remove in accordance with clause 10.3 any Trustee who ceases to be so resident.

10.2 The number of Trustees hereof shall be not less than two persons unless a body corporate is appointed as sole Trustee and if at any time the number of the Trustees shall fall below such limit the surviving or continuing Trustee shall have power to act only for the purpose of doing all things necessary to concur in or secure the appointment of a new Trustee or Trustees.

10.3 Subject to clause 10.1(a) the Board may at any time by notice given to the Trustees:

(a) appoint a new or additional Trustee, including a corporate Trustee (to the exclusion of the Trustees statutory power of appointment); and

(b) remove a Trustee from office (but not so as to leave in office less than two Trustees, unless a corporate Trustee), without assigning any reason therefor and such removal shall (in the absence of any other date specified in the notice) take place forthwith,

PROVIDED THAT the existing Trustees shall thereupon execute such documents and do such things as may be necessary to give proper effect to such appointment or removal.

10.4 The powers of appointment and removal shall be vested in the Trustees if the Company ceases to exist otherwise than in consequence of a Reconstruction or Takeover when the successor company (or, if more than one, such successor companies as the Company shall nominate) shall have such powers.

10.5 A Trustee may retire at any time by giving to the Company notice of his desire to retire and such notice shall take effect at the expiry of three months (or such other period as may be agreed with the Company) from the date of such notice. The retiring Trustee shall not be obliged to give any reason for and shall not be responsible for any costs occasioned by such retirement but shall execute all such documents and do all such things as may be necessary to give proper effect to such retirement.

10.6 Forthwith upon his removal or retirement a Trustee shall transfer all trust property held by him and deliver all documents in his possession relating to the Plan as the Company may direct and hereby authorises the continuing Trustees, in the absence of such transfer, to effect such transfer on his behalf.

10.7 A person shall not be disqualified from acting as a Trustee of the Plan by reason of the fact that he is or has been an employee of a Participating Company or is or has been a Participant.

11. AMENDMENT OF THE PLAN

11.1 Subject to clause 11.2, the Trustees and the Board shall at any time be entitled by deed supplemental to this Deed to amend all or any of the provisions of the Plan, PROVIDED THAT at any time when the Plan is approved by the Inland Revenue under Schedule 8:

(a) if an amendment is made to a provision which is necessary to meet the requirements of Schedule 8 no such amendment shall have effect until it has been approved by the Inland Revenue; and

(b) nothing shall be done to the Plan which would prejudice the obtaining of such approval or cause such approval to be withdrawn.

11.2 Subject to clause 11.3, the definitions of "Eligible Employee", "Relevant Amount", this clause 11, Rule 3.1, the limits in Rule 3.2, Rule 3.3, Rule 4.4, Rule 5.3, Rule 6.2, Rule 7.1, Rule 7.2 and Rule 8.1 shall not be amended to the advantage of existing or future Participants without the prior approval by ordinary resolution of the members of the Company in general meeting.

11.3 Clause 11.2 shall not apply to any amendment which:

(a) is necessary to secure and maintain Inland Revenue approval of the Plan under Schedule 8 or any other enactment, to ensure that such approval is not withdrawn pursuant to any statutory modification of the Taxes Act, or to comply with or take account of the provisions of any proposed or existing legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary or any Participant; and

(b) is a minor amendment which is necessary or desirable to benefit or facilitate the administration of the Plan.

11.4 No amendment shall be made to the Plan which:

(a) would cause the provisions of this Deed to conflict or be inconsistent with the Rules;

(b) would [materially and adversely] affect the beneficial interests of Participants in Shares already awarded to them under the Plan;

(c) would cause the Plan to cease to be an employees' share scheme within the meaning of section 743 of the Companies Act 1985;

(d) unless made with the written consent of the Trustees, would impose on the Trustees any obligations more onerous than their obligations under this Deed prior to such amendment;

(e) would unless made with the written consent of the Subsidiary involved impose on a Subsidiary any obligations more onerous than its obligations under this Deed.

12. TERMINATION OF THE PLAN

12.1 The Board may issue a notice (the **Termination Notice**) in such form as the Board may in its absolute discretion determine on any day in its absolute discretion to terminate the Plan PROVIDED THAT if no Termination Notice has been issued by the seventy-fourth anniversary of the date of this Deed and the period of 74 years shall be the perpetuity period, the Board shall issue a Termination Notice on the seventy-fourth anniversary of the date of this Deed. A copy of the Termination Notice shall be provided without delay to:

(a) the Inland Revenue;

(b) the Trustees;

(c) each Participant;

(d) each Eligible Employee who is party to a Partnership Share Agreement at the date of the Termination Notice.

12.2 The Trustees shall not award any Shares under the Plan following the date of the Termination Notice.

12.3 The Trustees must remove all Plan Shares from the Plan, as soon as practicable after:

(a) the Termination Date; or

(b) if later, the date on which the Plan Shares may be removed from the Plan without giving rise to a charge to income tax under Part X of Schedule 8 for a Participant or such earlier date which the Participant may agree in writing after receipt of the Termination Notice,

in which case the Trustees may remove Plan Shares from the Plan following the issue of the Termination Notice by:

(c) transferring Plan Shares to the relevant Participant or to another person at his direction (or where the Participant has died to his personal representatives);

(d) disposing of the Plan Shares and accounting (or holding themselves ready to account) for the proceeds to the Participant or to another person at his direction.

12.4 The Trustees shall as soon as practicable after the Termination Notice is issued pay to a Participant any money held on his behalf by the Trustees.

12.5 The Trustees shall convert any assets which have not been appropriated to Participants into cash on the Termination Date and shall distribute the same to the Participating Companies in proportion to the aggregate amounts provided by each of them (if any) to the Trustees.

13. GOVERNING LAW

This Deed shall be governed by and construed in accordance with the law of England.

IN WITNESS whereof the parties have entered into this Deed on the day and year first above written.

SCHEDULE

THE RULES

1. **INVITATIONS TO PARTICIPATE IN THE PLAN**

1.1 The Board may at any time following the Approval Date and from time to time in its absolute discretion resolve that the Plan shall be operated or shall cease to be operated in respect of any or all of Free Shares, Partnership Shares with or without Matching Shares or Dividend Shares in accordance with the provisions of the Plan.

1.2 If the Board exercises its discretion in Rule 1.1 and resolves to operate the Plan:

(a) the Board shall invite every Eligible Employee to participate in the Plan on the same terms in respect of any Award and every Eligible Employee who participates in the Plan shall do so on the same terms; and

(b) the Board shall issue an invitation in accordance with the Rules (in such form as determined the Board shall determine from time to time) to:

(i) each Eligible Employee who is not a Participant; and

(ii) if applicable, to each Eligible Employee who has since the Plan was operated, revoked a notice previously served by him under Rule 1.3; and

(iii) all employees who at the next Qualifying Date are expected to be Eligible Employees,

and an Eligible Employee may consent to the Appropriation of Free Shares or accept the opportunity to acquire Partnership Shares and/or Matching Shares by returning duly executed, a Contract of Participation or a Partnership Share Agreement by the date specified in the letter of invitation. If the Trustees do not receive a Contract of Participation or Partnership Share Agreement by the date specified in the invitation the Eligible Employee shall be deemed to have declined to participate in the Plan at that time.

1.3 An individual may by notice given to the Company before an Appropriation Date or an Acquisition Date direct that Free Shares or Partnership Shares with or without Matching Shares shall not be appropriated to him or acquired on his behalf on that Appropriation Date or Acquisition Date or on any subsequent Appropriation Date or Acquisition Date. A notice given by an individual under this Rule may be revoked by that individual giving the Company a notice of revocation.

2. **PARTICIPATION – HOLDING PERIOD, FORFEITURE AND RETIREMENT AGE**

2.1 The Board shall specify a Holding Period in respect of each Appropriation of Free Shares or Matching Shares. Such Holding Period shall be specified in the Contract of Participation or the Partnership Share Agreement PROVIDED THAT:

(a) once a Holding Period has been specified in relation to an Appropriation of Free Shares or Matching Shares, it may not be increased in respect of that Appropriation;

(b) the Board may specify different Holding Periods from time to time; and

(c) the Holding Period must be the same for all Shares in the same Appropriation.

2.2 Subject to clause 5.6, clause 8.1(j), clause 12 and Rule 10 a Participant shall during the Holding Period:

(a) permit his Free Shares, Matching Shares and/or Dividend Shares to be held by the Trustees; and

(b) not assign, charge or otherwise dispose of his beneficial interest in the Free, Matching Shares and/or Dividend Shares.

2.3 The Board may in its absolute discretion resolve that an Appropriation of Free Shares or Matching Shares may be subject to provision for forfeiture. The Contract of Participation or Partnership Share Agreement shall state the extent to which the Free Shares or Matching Shares shall be forfeitable. Any such provision for forfeiture of Free Shares or Matching Shares must comply with paragraph 65 of Schedule 8 (**Permitted Restrictions: provision for forfeiture**).

2.4 The retirement age for the purposes of the Plan is 50.

3. FREE SHARES

3.1 If the Board in its absolute discretion resolves that the Plan shall be operated in respect of Free Shares the Board shall determine the maximum amount which may be paid to the Trustees for the acquisition of Shares on every occasion on which the Board decides to operate the Plan in respect of Free Shares and shall notify the Participating Companies and the Trustees accordingly [PROVIDED THAT if the Plan is to be operated otherwise than on a monthly basis not more than one Appropriation of Free Shares may be made under the Plan in any Year of Assessment].

3.2 If the Board resolves to make an Appropriation of Free Shares to Eligible Employees such Appropriation may be made by reference to an Eligible Employee's remuneration, length of service or hours worked or by reference to performance allowances within the meaning of and in accordance with paragraphs 25-30 of Schedule 8 (**Performance Allowances**) PROVIDED THAT if performance allowances are used the Company must as soon as practicable notify each Eligible Employee of the performance targets and measures to be used to determine the number of Free Shares to be appropriated to him and the same performance allowance shall apply to all Eligible Employees in relation to that Appropriation.

3.3 Subject to Rule 3.5 and any reduction or limit imposed by Rule 7, the number of Free Shares to be appropriated by the Trustees to each Eligible Employee on any Appropriation Date for which funds have been allocated in accordance with Rule 3.1 shall be determined by the Board in accordance with any one or more of the following formulae:

(a) each Eligible Employee shall receive a fixed number of Free Shares or a number of Shares with an Initial Market Value equal to a fixed sum;

(b) each Eligible Employee shall receive Free Shares having an Initial Market Value equal to such percentage of his Salary as the Board shall determine;

(c) each Eligible Employee shall receive a number of Free Shares depending on his length of service with a Qualifying Company;

(d) each Eligible Employee shall receive a number of Free Shares depending on the number of hours worked;

(e) if the Board decides that performance allowances are to be used each Eligible Employee shall receive a number of Free Shares which is conditional on performance targets and measures notified as soon as practicable to each Eligible Employee having been met; or

(f) such other formula to be determined by the Board and approved by the Inland Revenue;

PROVIDED THAT:

(g) the aggregate Initial Market Value of all Free Shares which may be appropriated to any Participant in any Year of Assessment shall not exceed the Relevant Amount; and

(h) where the number of Free Shares depends on more than one of the formulae in sub-paragraphs (b), (c) and (d) above each factor must give rise to a separate entitlement and the total entitlement is the sum of those separate entitlements.

3.4 The Participating Companies shall pay to the Trustees such sums as may be required by the Trustees to purchase Shares to be appropriated to Eligible Employees as Free Shares pursuant to this Rule.

3.5 Where the Trustees appropriate Free Shares a proportion of which rank for any dividend or other distribution or other rights attaching to Shares by reference to a record date preceding the relevant Appropriation Date and a proportion of which do not, then the Shares to be appropriated to each Eligible Employee shall as far as practicable be in the same proportions thereto.

3.6 The Free Shares to which each Eligible Employee is entitled as a result of the calculations described in Rule 3.3 shall be appropriated to him on the Appropriation Date by the Trustees but shall be registered in the name of the Trustees on his behalf.

3.7 As soon as practicable after any Free Shares have been appropriated by the Trustees to a Participant in accordance with these Rules, the Trustees shall notify the Participant (in such form as determined by the Trustees from time to time) of the Appropriation specifying the Appropriation Date, the number and description of those Shares, their Initial Market Value and the Holding Period applicable to those Shares.

4. PARTNERSHIP SHARES

4.1 The Board may from time to time in its absolute discretion invite Eligible Employees to acquire Partnership Shares with or without an Accumulation Period. To participate in an Award of Partnership Shares each Eligible Employee must first enter into a Partnership Share Agreement with the Company and the Trustees to be given effect by deductions from the Eligible Employee's Salary.

4.2 If the Board resolves to invite Eligible Employees to participate in an Award of Partnership Shares with an Accumulation Period:

(a) the Accumulation Period must be the same for all Eligible Employees participating in that Award; and

(b) the Partnership Share Agreement must specify:

(i) the length of the Accumulation Period;

(ii) when the Accumulation Period begins which shall not be later than the date on which the first deduction of salary is made under the Partnership Share Agreement; and

(iii) when the Accumulation Period ends and whether or not the Accumulation Period will end before such date on the occurrence of a specified event in which case the Partnership Share Agreement may also provide that where an Accumulation Period comes to an end on the occurrence of a specified event, the Partnership Share Money deducted in that period must be paid over to the individual as soon as practicable instead of being applied in acquiring Shares PROVIDED THAT such specified events must be the same for all Eligible Employees participating in that Award.

4.3 The Company may not enter into a Partnership Share Agreement with an Eligible Employee unless such agreement contains a notice in the form prescribed in paragraph 38(2) of Schedule 8 (**Notice of possible effect of deductions on benefit entitlement**).

4.4 The amount of Partnership Share Money which may be deducted from an Eligible Employee's Salary must not exceed the maximum monthly limits contained in paragraph 36 of Schedule 8 (**Maximum amount of deductions**) from time to time and shall not be greater than £10 (or such other minimum amount specified in paragraph 37 of Schedule 8 (**Minimum amount of deductions**) from time to time).

4.5 Partnership Share Money must be paid to the Trustees, once deducted by the Company or any Participating Company, as soon as practicable.

4.6 Subject to Rule 4.11, Partnership Share Money shall be held by the Trustees until it is applied in acquiring Partnership Shares on behalf of the relevant Eligible Employee pursuant to clause 4.3 of the Trust Deed and any interest arising on Partnership Share Money held by the Trustees in an interest-bearing account shall be accounted for to the relevant Eligible Employee by the Trustees.

4.7 Partnership Share Money shall be applied by the Trustees in the acquisition of Partnership Shares on behalf of the relevant Eligible Employee on the Acquisition Date.

4.8 The Company may specify a maximum number of Shares over which an Award of Partnership Shares may be made on any one occasion. The Partnership Share Agreement shall require the Company to notify relevant Eligible Employees of any such maximum before the deduction of Partnership Share Money in respect of that Award if there is no Accumulation Period and before the beginning of the Accumulation Period if there is an Accumulation Period.

4.9 If the Company receives applications for Partnership Shares in excess of the maximum determined by the Board in accordance with Rule 4.8 the Board shall adjust individual applications downwards either:

(a) on a pro-rata basis; or

(b) on such other basis as the Board may determine and agree in advance with the Inland Revenue.

(c) PROVIDED THAT

(i) if possible, each applicant who so wishes should be able to participate at least to the extent represented by the minimum monthly amount pursuant to Rule 4.4;

(ii) if there are insufficient Shares available to allow full participation based on the minimum monthly amount, then participation based on such minimum monthly amount shall be afforded to those applicants who are selected at random in a ballot conducted by the Board.

4.10 The number of Partnership Shares awarded to each Eligible Employee shall be determined in accordance with their Initial Market Value. As soon as practicable after any Partnership Shares have been acquired by the Trustees on behalf of a Participant, the Trustees shall notify the Participant (in such form as determined by the Trustees from time to time) of the acquisition specifying the number and description of those Shares, the amount of Partnership Share money applied by the Trustees in the acquisition and their Initial Market Value.

4.11 Any surplus Partnership Share Money following the acquisition of Partnership Shares by the Trustees shall be paid over to the Participant as soon as practicable or may with the agreement of the Participant in the Partnership Share Agreement be carried forward and added to the amount of the next deduction where there is no Accumulation Period or to the next Accumulation Period.

4.12 Subject to clause 5.13 Partnership Shares may be withdrawn from the Plan at any time.

4.13 (a) A Participant may at any time give notice to the Company to stop deductions pursuant to a Partnership Share Agreement. A Participant may subsequently give notice to the Company to restart deductions by giving notice to the Company (but not so as to make up missed payments). Where a notice is received stopping deductions, deductions will be stopped no later than 30 days (or such other period as may be specified from time to time in Schedule 8) following the date of receipt unless a later date is specified in the notice. Where a notice to re-start deductions is received, deductions will be restarted no later than the first deduction due following 30 days (or such other period as may be specified from time to time in Schedule 8) from the date of receipt of the notice unless a later date is specified in the notice.

(b) The Company may at any time give notice to the Participant to stop deductions pursuant to a Partnership Share Agreement to acquire Partnership Shares without an Accumulation Period. The Company may subsequently give notice to the Participant to restart deductions (but not so as to make up missed payments). Where a notice is given stopping deductions, deductions will be stopped no later than 30 days (or such other period as may be specified from time to time in Schedule 8) following the date the notice is given unless a later date is specified in the notice. Where a notice to restart deductions is given, deductions will be restarted no later than the first deduction due following 30 days (or such other period as may be specified from time to time in Schedule 8) from the date the notice is given unless a later date is specified in the notice.

4.14 A Participant may withdraw from a Partnership Share Agreement at any time by notice to the Company. Unless a later date is specified any such notice shall take effect 30 days from the date of receipt.

4.15 If a Participant withdraws from a Partnership Share Agreement or if the Trustees receive a Termination Notice from the Board or if approval of the Plan under Schedule 8 is withdrawn the Trustees shall return all Partnership Share Money to the relevant Eligible Employee as soon as practicable.

5. MATCHING SHARES

5.1 If the Board from time to time in its absolute discretion decides to offer Matching Shares in conjunction with an invitation to acquire Partnership Shares in accordance with Rule 4, the following provisions shall apply.

5.2 The Participating Companies shall pay to the Trustees such sums as may be required by the Trustees to acquire Shares to be appropriated to Eligible Employees as Matching Shares pursuant to this Rule.

5.3 The number of Matching Shares to be appropriated to each Eligible Employee on the occasion on which Partnership Shares are acquired on behalf of each such Eligible Employee shall be calculated by applying the ratio specified in the Partnership Share Agreement which shall be the same for all Eligible Employees for that Award to the number of Partnership Shares to be acquired on that occasion PROVIDED THAT the ratio shall not exceed two Matching Shares for each Partnership Share (or such other ratio as may be specified from time to time in Schedule 8).

5.4 Matching Shares shall be appropriated by the Trustees on the same day as the Partnership Shares to which they relate are awarded and on exactly the same basis to all Eligible Employees who participate in the Award and Rule 3.5 shall apply mutatis mutandis.

5.5 As soon as practicable after any Matching Shares have been appropriated by the Trustees to a Participant, the Trustees shall notify the Participant (in such form as determined by the Trustees from time to time) of the Appropriation specifying the Appropriation Date, the number and description of those Shares, their Initial Market Value and the Holding Period applicable to those Shares.

6. DIVIDEND SHARES

6.1 The Board may from time to time, in its absolute discretion, direct that:

(a) all cash dividends received in respect of Plan Shares must be reinvested in acquiring more Shares; or

(b) cash dividends received in respect of Plan Shares of those Participants who so elect must be reinvested by the Trustees in acquiring more Shares on behalf of those Participants.

6.2 If Rule 6.1(a) applies or a Participant makes an election under Rule 6.1(b), any cash dividend received by the Trustees in respect of Plan Shares held on behalf of a Participant shall, subject to the limits in paragraph 54 of Schedule 8 (**Limit on amount reinvested**) be applied by the Trustees in acquiring more Shares on his behalf on the Acquisition Date and the number of Dividend Shares acquired on his behalf shall be determined by the Trustees in accordance with their Initial Market Value.

6.3 As soon as practicable after any Dividend Shares have been acquired on behalf of a Participant, the Trustees shall notify the Participant (in such form as the Trustees shall determine from time to time) of the acquisition specifying the number and description of those Shares, their Initial Market Value, the Holding Period applicable to them and any amount of uninvested cash dividends held by the Trustees on behalf of the Participant.

6.4 The Trustees shall reinvest dividends in a way that is fair and equal between Participants.

6.5 Any amount of a cash dividend which is not reinvested under Rule 6.2 because it is insufficient to acquire a Share shall unless the Trustees determine otherwise be retained by the Trustees and carried forward to be added to the amount of the next cash dividend to be reinvested PROVIDED THAT any amount so retained shall be paid to a Participant as soon as practicable:

(a) if or to the extent that it is not reinvested within the period of three years beginning with the date on which the cash dividend was paid; or

(b) if within the said period of three years the Participant ceases employment with the Company or any Associated Company; or

(c) if a Termination Notice is issued; or

(d) if the Trustees determine that such amount shall not be retained.

6.6 If the Board does not make a direction under Rule 6.1(a) or a Participant does not make an election under Rule 6.1(b) or if the amounts received by the Trustees exceed the limit in paragraph 54 of Schedule 8, the Trustees shall pay the cash dividend or any balance thereof shall be paid to the Participant as soon as practicable.

6.7 The Board may from time to time in its absolute discretion by notice given to all Eligible Employees revoke a direction given under Rule 6.1 in which case any election made by a Participant under Rule 6.1(b) would immediately cease to have effect.

7. LIMITS ON PARTICIPATION

7.1 The number of Free Shares, Matching Shares to be appropriated to an Eligible Employee shall be:

(a) reduced in accordance with the provisions of Rule 7.3 if the total number of Free and Matching Shares acquired by way of subscription by the Trustees and appropriated under the Plan in that calendar year would otherwise exceed one per cent. of the Company's ordinary share capital then in issue; and/or

(b) reduced in accordance with the provisions of Rule 7.3 if the total number of Free and Matching Shares acquired by way of subscription by the Trustees and appropriated under the Plan during the previous ten years when aggregated with any other Shares issued or capable of being issued under Any Other Plan during such period would otherwise exceed ten per cent of the Company's issued ordinary share capital then in issue.

PROVIDED THAT for the purpose of applying the limit set out in Rule 7.1(b) the number of Shares which may be appropriated under the Plan shall be reduced by the number of notional Shares determined by the Board in the manner set out in Rule 7.2.

7.2 For the purposes of the proviso to Rule 7.1:

(a) the Board shall compute the number of BGI Shares which have been acquired on exercise of options granted under the BGI Plan in the relevant period or in respect of which options under the BGI Plan are currently outstanding (less any BGI Shares issued on the exercise of options granted under the BGI Plan but subsequently purchased by Barclays Bank PLC or any other member of the Group); and

(b) the Board shall subject to such adjustment or variation as the Board shall in its absolute discretion consider appropriate convert such BGI Shares into a notional number of Shares by the application in relation to each such acquisition of or grant of options over, BGI Shares of the formula:

$\frac{A \times B}{C} = D$ where:

A is the number of BGI Shares acquired by or under option to each relevant employee;

B is the price per BGI Share at which such employee acquired or may acquire such number of BGI Shares;

C is if and for so long as the Shares are admitted to the Official List of the UK Listing Authority the greater of the market value of a Share:

(a) on the date of grant such options; and

(b) on the date of any determination by the Board for the purposes of this Rule 7.2;

calculated by the Board by reference to the middle-market quotations of a Share as derived from the Daily Official List of the UK Listing Authority or if the Shares are not so admitted on such other basis as the Board shall in its absolute discretion determine;

D is the number of notional Shares represented by the BGI Shares acquired in the relevant period or in respect of which options are currently outstanding under the BGI Plan for the purposes of the proviso to Rule 7.1.

7.3 If it is not possible to appropriate to all Eligible Employees Free and Matching Shares to meet the allocation basis described in Rule 3.3 because of any provision of this Rule 7, the number of Free Shares and/or Matching Shares to be appropriated to each Eligible Employee shall be scaled down on a pro rata basis or in such other manner determined by the Board which complies with the requirements of paragraph 9 of Schedule 8 **(Participation on same terms)**;

8. **SHARES**

8.1 Shares subscribed for by the Trustees (whether or not appropriated pursuant to the Plan) shall rank pari passu in all respects with Shares then in issue except they will not rank for any rights attaching to the Shares by reference to a record date preceding the date of issue.

8.2 If and for so long as Shares are admitted to the Official List of the UK Listing Authority the Company (or any successor company) shall apply to the UK Listing Authority for a listing and to the London Stock Exchange for permission to trade for any Shares issued pursuant to the Plan as soon as practicable after the allotment thereof.

9. **RIGHTS ISSUES AND CAPITALISATION ISSUES**

9.1 Whenever any rights to acquire New Shares are granted by a company to the holders of any class of shares of which some are Plan Shares the Trustees shall notify each Participant of the rights relating to his Plan Shares and he may give notice to the Trustees instructing them to do one or more of the following:

(a) subject to the provision by him of any necessary funds, to take up or sell all or any of the rights or allow them to lapse; and/ or

(b) to sell rights nil paid to the extent necessary to enable the Trustees to subscribe in full for the balance of any unsold rights

which instructions may be particular or of general application and relate to Plan Shares appropriated before and after the date of the relevant rights issue.

9.2 The Trustees shall act upon any such notice received by them not less than five Dealing Days before the expiry of the period allowed for the exercise of any such rights. If any Participant has not prior to five Dealing Days before the expiry of the period allowed for the exercise of any such rights, given notice to the Trustees instructing them to take action with regard thereto and provided any funds necessary for the purpose, the Trustees shall allow such rights to lapse. The Trustees shall deal with any Capital Receipt received in consequence of the non-exercise or sale of any rights in accordance with Rule 14.1.

9.3 Any New Shares taken up by the Trustees on behalf of any Participant under Rule 9.1(b) shall, subject to Rule 12. form part of the Participant's Plan Shares and shall be deemed to have been appropriated to, or acquired on behalf of the Participant, in the same way and at the same time as the Participant's Plan Shares to which they relate PROVIDED THAT this Rule 9.3 shall not apply in relation to rights arising under a rights issue to subscribe shares in a company unless similar rights are conferred in respect of all ordinary shares in the company.

9.4 Nothing in this Rule shall require the Trustees to act in any manner whereby they would be involved in any liability unless indemnified to their satisfaction by the Participant against such liability.

9.5 Where any New Shares are allotted by way of capitalisation to the Trustees in respect of any Participant's Plan Shares, such New Shares shall form part of that Participant's Plan Shares and shall be deemed to have been appropriated at the same time as the Participant's Plan Shares in respect of which they are allocated.

10. Reconstruction and Takeover

10.1 If there is a Reconstruction or Takeover affecting Plan Shares, the Participants shall be notified of such event by the Trustees and any Participant may give notice to the Trustees instructing them on the action to be taken (and, where appropriate, exercise any right to elect to receive any particular form of consideration available thereunder) in respect of any of his Plan Shares.

10.2 If there is a Reconstruction or Takeover affecting Plan Shares, the consideration received thereunder shall (so far as it consists of cash or securities which cannot be held under the Plan) be treated as the proceeds of a disposal under Rule 14.1 and so far as it consists of New Shares be held by the Trustees as Plan Shares subject to the Rules mutatis mutandis as if the same were the Shares in respect of which they are issued, or which they otherwise represent.

10.3 If notices to acquire compulsorily any Plan Shares are issued under sections 428 to 430F inclusive of the Companies Act 1985 by another company for a consideration consisting of cash and/or shares, the Participants concerned shall be entitled to receive notification thereof from the Trustees as soon as practicable after receipt of such notice(s) by the Trustees and to give notice of their instructions to the Trustees in relation to such consideration. The provisions of Rules 10.1, 10.2 and 12 shall apply mutatis mutandis so far as relevant.

10.4 Where a transaction occurs during an Accumulation Period by virtue of which the Shares to be acquired under the Partnership Share Agreement would result in a new holding of shares equating to the original holding of shares for capital gains tax purposes, the Board shall with the consent of the relevant eligible employee allow the Partnership Share Agreement to continue in effect as if it were an agreement to purchase the shares comprising the new holding.

11. Scrip Dividends

11.1 Subject to Rule 6, this Rule 11 applies where the holders of any class of shares of which some are Plan Shares are offered the right to elect to receive shares, credited as fully paid in whole or in part, in lieu of a cash dividend. Within five Dealing Days or such other period as the Trustees may decide before the closing of the offer, the Participant may:

(a) instruct the Trustees to elect to receive shares; or

(b) instruct the Trustees to elect to receive cash,

which instructions may be of particular or of general application and relate to Plan Shares appropriated before and after the relevant date of the scrip dividend. [TO BE DISCUSSED] [If neither Rule 6.1(a) nor Rule 6.1(b) applies the Trustees shall notify

Participants of their right to elect for shares or cash.] [Nothing shall oblige the Trustees to notify Participants of their right to elect for shares or cash.]

11.2 Any shares taken up by the Trustees on behalf of any participant under this Rule shall not form part of the Participant's Plan Shares to which they relate and they shall belong to the Participant, and the Trustees shall take all reasonable steps to procure that the Shares so acquired are vested in the Participant without delay.

12. **FRACTIONAL ENTITLEMENTS**

12.1 Where a company makes an offer or invitation conferring any rights upon its members including the Trustees to acquire, against payment, additional securities in that company or where that company allots any new securities by way of capitalisation, the Trustees shall allocate such rights or securities amongst the Participants concerned on a proportionate basis and, if such allocation shall give rise to a fraction of a security or a transferable unit thereof (in this Rule a "unit"), shall round such allocation down to the next whole unit and the Trustees shall aggregate the fractions not allocated and use their best endeavours to sell any rights or units which are not allocated and distribute the net proceeds of sale (after deducting therefrom any expenses of sale and any taxation which may be payable in respect thereof) proportionately among the Participants whose allocation was rounded down, provided that any sum of less than £3 otherwise distributable to a particular Participant may be retained by the Trustees.

12.2 In any circumstances in which the Trustees receive New Shares which form part of a Participant's Plan Shares the Trustees shall allocate the New Shares to the Participant by reference to the relative times of Appropriation or acquisition of his Plan Shares to which they relate and, if any such allocation should give rise to a fraction of a New Share, the Trustees shall subject to Schedule 8 and to the Taxes Act, round such allocation up or down to the next whole unit as they in their discretion think fit.

13. **CIRCULARS AND NOTICES**

[The Company will provide or make available or procure that the Company's registrars will provide or make available to Participants copies of all notices, circulars and other documents sent to shareholders of the Company (unless already in receipt of the same as shareholders other than under the Plan).

14. **DISPOSALS AND PAYMENTS**

14.1 Upon receipt of a sum of money being (or being part of) the proceeds of any disposal or Capital Receipt in respect of any Plan Shares, the Trustees shall subject to compliance with the provisions of Schedule 8 and the Taxes Act account as soon as reasonably practicable to the Participant for any balance remaining in their hands and relating to such Plan Shares by paying the same to the Participating Company [or Subsidiary] (if any) by which he is employed, PROVIDED THAT:

(a) any sum of less than £3 distributable to a particular Participant may be retained by the Trustees; and

(b) [if paragraph 96(3) of Schedule 8 (**PAYE: Capital receipts**) applies the Trustees shall in paying over to the Participant the Capital Receipt make a PAYE deduction in respect of an amount equal to that on which income tax is payable as if the Participant were a former employee of the Trustees.]

14.2 Any Participating Company [or Subsidiary] to which the Trustees pay or account for any part of any such sum as is referred to in Rule 14.1 shall subject to compliance with the Taxes Act forthwith account to the Participant for the balance remaining in its hands.

15. **NOTICES**

15.1 The Trustees shall not be bound to act upon any notice given by or on behalf of a Participant or any person in whom the beneficial interest in his Plan Shares is for the time being vested pursuant to the Plan unless such notice is received by the Trustees in writing signed by the relevant person [PROVIDED THAT:

(a) "in writing" shall not include writing on or transmitted via the screen of a visual display unit or other similar device [except for facsimile]; and

(b) the Trustees or the Board as appropriate may specify from time to time that a notification may be given by such alternative means as may be permitted from time to time pursuant to Schedule 8].

15.2 Any notice which the Trustees are required or may desire to give to any Eligible Employee or Participant pursuant to the Plan (or a Termination Notice given by the Board to any Eligible Employee or Participant) shall be in writing [PROVIDED THAT:

(a) "in writing" shall not include writing on or transmitted via the screen of a visual display unit or other similar device [except for facsimile]; and

(b) the Trustees or the Board as appropriate may specify from time to time that a notification may be given by such alternative means as may be permitted from time to time pursuant to Schedule 8].

and notice is sufficiently given if delivered to the Eligible Employee or personally or sent first class through the post pre-paid addressed to the Eligible Employee or Participant at his address last known to the Trustees (including any address supplied by the relevant Participating Company or any Subsidiary as being his address) or if sent through the Group's internal postal service. If so personally delivered notice shall be deemed to have been given on delivery at the relevant address or if sent by post shall be deemed to have been duly given on the day following the date the notice is posted or if sent through the Group's internal postal service shall be deemed to have been duly given three working days after the date of posting. Any document so sent to an Eligible Employee or a Participant shall be deemed to have been duly delivered notwithstanding that he is dead (and whether or not the Trustees have notice of his death) except where his personal representatives have established their title to the satisfaction of the Trustees and supplied to the Trustees an address to which documents are to be sent.

16. INFORMATION

The Trustees shall maintain such records as may be necessary to comply with the requirements of paragraph 75 of Schedule 8 (**Duties of trustees in relation to tax liabilities**), and shall at all times and from time to time give to each Participant such information as shall be in their possession to enable him to determine and quantify any liability he may have to income tax under Schedule E.

17. DISPUTES

The decision of the Board in any dispute or question affecting any Eligible Employee or Participant under the Plan shall be final and conclusive.

18. TERMS OF EMPLOYMENT

18.1 Nothing in the Deed or the Plan shall in any way be construed as imposing upon a Participating Company a contractual obligation as between that Participating Company and an employee to contribute or to continue to contribute to the Plan.

18.2 In no circumstances shall any person who has ceased to be an employee of any member of the Group by reason of dismissal or otherwise howsoever or who is under notice of termination of his employment be entitled to claim as against any member of the Group or the Trustees any compensation for or in respect of any consequential loss he may suffer by reason of the operation of the terms of the Plan, the provisions of the Taxes Act or Schedule 8.

EXECUTED as a deed by)
Barclays PLC)
acting by:)

Director

Director/Secretary

EXECUTED as Deed by)
Barclays Bank Trust Company Limited)
acting by:)

Director

Director/Secretary

Exhibit 4.7

The Service contract of Sir Peter Middleton has been incorporated by reference to the 2000 Form 20- F filed with the commission on April 16 2001.

Exhibit 4.8

DATED 20 March 2002

BARCLAYS BANK PLC (1)

- and -

MATTHEW W BARRETT (2)

CONTRACT OF EMPLOYMENT

This Agreement is made the 20th day of March 2002

BETWEEN:

(1) BARCLAYS BANK PLC (a company registered in England and Wales under no.
1026167) whose registered office is at 54 Lombard Street, London EC3P 3AH ("Barclays") and;

(2) MATTHEW W BARRETT of 15 South Street London W1K 2XD("the Executive").

WHEREAS:

The Executive has been employed by Barclays as Group Chief Executive and the parties wish his employment to continue on the terms and conditions set out in this Agreement in substitution for any previous agreement or arrangement.

IT IS HEREBY AGREED:

1. **DEFINITIONS**

1.1 In this Agreement :

"Associated Company" means any company which for the time being is:

(i) a holding company (as defined by Section 736 of the Companies Act 1985) of Barclays;

(ii) a subsidiary (as defined by Section 736 of the Companies Act 1985) of Barclays or of its holding company;

(iii) a company over which Barclays has control within the meaning of Section 840 of the Income and Corporation Taxes Act 1988; or

(iv) a subsidiary undertaking of Barclays as defined by Section 258 of the Companies Act 1985.

"Barclays Group" means Barclays and any Associated Company and "member of the Barclays Group" shall be construed accordingly;

"Board" means the Board of Directors of Barclays and any duly appointed committee of the Board.

1.2 References to any statute includes any modification or re-enactment of it.

2. APPOINTMENT AND TERM

2.1 This Agreement shall take effect from 1 January 2002 ("the Effective Date") and continue until terminated as provided in this Agreement.

2.2 From the Effective Date, Barclays shall employ the Executive and the Executive shall serve Barclays as Group Chief Executive with the duties and responsibilities as set out in Schedule 1 or in such other capacity as the Executive and the Board from time to time agree.

2.3 Subject to clause 2.4 and 15, the Executive's employment may be terminated on:

2.3.1 12 months' written notice given at any time by Barclays to the Executive; or

2.3.2 6 months' written notice given at any time by the Executive to Barclays; or

2.3.3 forthwith by the Executive by notice in writing to Barclays where;

(a) save in accordance with clause 3.2 or 3.3 there is without the prior consent of the Executive a material diminution in the Executive's duties, responsibility or authority; or

(b) Barclays commits a material breach of any material provision of this Agreement.

2.4 If not terminated earlier, the Executive's employment under this Agreement shall automatically terminate without any right to receive compensation on the Executive's 65th birthday.

3. DUTIES

3.1 During his employment, the Executive shall:

3.1.1 diligently perform such duties and exercise such powers and functions not inconsistent with the holding of the position of Group Chief Executive as may reasonably be assigned to or vested in him from time to time by the Board in relation to any member of the Barclays Group;

3.1.2 faithfully and loyally serve Barclays to the best of his ability and use his utmost endeavours to promote the interests of the Barclays Group to the best of his ability and to this end during working hours devote his time and attention, exclusively to his duties under this Agreement;

3.1.3 comply with all reasonable requests, instructions and regulations given by the Board or anyone authorised by it and promptly provide such explanations, information and assistance as to his activities in the business of the Barclays Group as they may reasonably require;

3.1.4 neither engage in any activities which would detract from the proper performance of his duties under this Agreement, nor (without the prior written consent of the Board) in any capacity including as director, shareholder, principal, consultant, agent, partner or employee engage or be concerned or interested directly or indirectly in any other trade, business or occupation whatsoever. This clause shall not prevent the Executive holding shares for investment purposes only of securities, which do not exceed five per cent (5%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange.

3.2 Notwithstanding the provisions of clause 3.1, Barclays shall:

3.2.1 be entitled during any period when the Executive is prevented by illness, accident or other incapacity from properly performing his duties or when the Executive is suspended pursuant to 3.2.3 or 3.3 below to appoint another person or persons to act jointly with the Executive;

3.2.2 have the right during any period of notice given by the Executive to require the Executive to carry out such special projects or duties commensurate with his abilities as Barclays shall in its absolute discretion determine; and

3.2.3 have the right to suspend at any time the Executive from the performance of any duties or exclude him from any premises of Barclays to allow it to undertake any investigation including any investigation under the disciplinary procedure or in respect of any failure to obtain or hold any regulatory authorisations necessary to fulfil the position held by the Executive.

3.3 If either party has given notice of termination of the Executive's employment, Barclays may, in its absolute discretion, at any time require the Executive to cease performing his job and/or not to attend at his place of work for the whole or part of his notice period, without affecting the Executive's obligations to attend and serve Barclays during any part of the notice period at such location(s) as it may reasonably require in accordance with the terms of this Agreement and the Executive's salary and benefits and right to participate in any incentive arrangements will not cease to be due (in whole or in part) by reason of Barclays exercise of its powers under this clause. For the avoidance of doubt, during any period of suspension under this clause, the Executive shall remain bound by the terms and conditions of his employment (except as expressly included in this clause) and, in particular, by his obligations of confidentiality and good faith to Barclays.

3.4 During any period of suspension under clause 3.2.3 or clause 3.3, Barclays shall have the right to require the Executive not other than for normal social or personal reasons unconnected with his employment to speak to or otherwise communicate with any director or employee of any member of the Barclays Group or any person, firm or company who at the date of such suspension or exclusion is a client or customer of any member of the Barclays Group.

4. DEALING RULES

4.1 The Executive hereby agrees to be bound by and comply with the Barclays Group Share Dealing Code or with any more stringent dealing rules which Barclays notifies to the Executive are applicable to him.

5. REMUNERATION

5.1 Barclays shall pay the Executive a basic salary at the rate of £1,100,000 per annum payable in arrears by equal monthly instalments on or by the last day of each month. The Executive's basic salary is inclusive of any fees to which the Executive may be entitled as a director of any member of the Barclays Group. The Executive's basic salary shall be reviewed from time to time (but not less than annually) and may in the sole discretion of the Board be increased following any such review.

5.2 Subject to 5.3 and 5.4 below, the Executive shall be eligible to receive a discretionary annual bonus and shall be eligible to be recommended for participation in the Barclays PLC Executive Share Award Scheme ("ESAS") (together referred to as "an Award"). Any Award made will comprise a payment of a cash bonus and a recommendation by the Board to the Trustees of the Barclays Group (ESAS), Employee Benefit Trust ("the Trustees") for the grant of an award to the Executive pursuant to and subject to the rules of ESAS of ordinary shares in Barclays PLC ("an ESAS Award").

5.3 The amount of any Award will be determined by the Board in its sole discretion provided that if the maximum targets set by the Board are achieved an Award to the value of up to 250% of the Executive's basic annual salary (as at the end of the financial year to which the Award relates) may be made to the Executive.

5.4 Any Award will only be made (and the payment/recommendation pursuant to such an Award made) if the Executive is in Barclays employment at the time Barclays ordinarily makes annual bonus payments and recommendations for ESAS Awards which will be no later than 31 March following the end of each financial year to which the Award relates.

5.5 Any cash bonus will be paid less deductions of income tax and national insurance contributions, as appropriate.

6. EXPENSES

6.1 Barclays shall reimburse to the Executive all travelling, hotel, entertainment and other expenses properly and reasonably incurred by him in the performance of his duties under this Agreement and properly claimed and vouched for in accordance with Barclays current expense reporting procedure.

7. SHARE SCHEMES

7.1 As soon as reasonably practicable following the date of this Agreement, Barclays shall procure that Barclays PLC shall grant to the Executive an option over ordinary shares in Barclays PLC ("Shares") pursuant to and in accordance with the rules of the Unapproved Incentive Share Option Plan ("ISOP") comprising a Target Award (as defined in the rules of ISOP) with a value calculated by reference to the market value of 500,000 Shares at the date of grant of the option as determined in accordance with the rules of ISOP multiplied by the option value (expressed as a percentage of the value of such Shares) and which would be exercisable subject to the rules of ISOP over a maximum of 1,980,000 Shares if the performance targets applicable to the exercise of any option granted under ISOP are fully satisfied to the maximum possible extent PROVIDED THAT the option shall not be granted to the extent that it exceeds any limit on the grant of options under the ISOP rules or at a time when any director of Barclays PLC is in a prohibited period for the purposes of the Director's Dealing Code or any other relevant Code.

7.2 The Executive is eligible to participate in ISOP subject to the rules of ISOP in force from time to time. Any award by Barclays will be entirely at its discretion and Barclays reserves the right to withdraw, amend or replace the plan at any time.

8. PENSIONS PROVISION AND LIFE ASSURANCE

8.1 Pension benefits will be provided for the Executive via an unfunded unapproved pension arrangement (the "Unapproved Scheme") to which Barclays will make a notional investment each month on the same day that the Executive is paid, equal to 90% of each month's basic salary. The investment return will be fixed at 0.6% per month compound. The Executive's Unapproved Scheme will be valued by reference to the accrued interest ie notional investment and return in that investment from time to time (the "Fund"). Appropriate records will be kept of the value of the Fund held for the Executive's Unapproved Scheme and a statement of fund value of such lump sum will be sent to the Executive at regular intervals (no less frequently than quarterly).

8.2 At any time after the termination of the Executive's employment and before attaining age 75 and upon the Executive giving at least one month's written notice, Barclays will, in accordance with the terms of that written notice:

8.2.1 exchange all or part of the lump sum for a pension (the design of which must come within the Inland Revenue rules for tax-approved Occupational Pension Schemes). Barclays will offer such a pension on the same terms as are made available by an authorised UK insurance company for purchased life annuities. Any tax resulting from the exchange of the lump sum for a pension would be borne by the Executive;

8.2.2 pay to the Executive (less any deductions it is obliged by law to withhold), within one calendar month of receipt of the Executive's written notice, the accumulated value of the Fund as at the date of payment in the Unapproved Scheme as a lump sum.

For the avoidance of doubt, the Executive is entitled to choose 8.2.1 or 8.2.2, or a combination of the two options.

8.3 In the event of the Executive's death, whether or not the Executive is employed by Barclays, the lump sum accumulated to that date will be paid to such person or persons as the Executive nominates. Barclays will deduct any taxes it is obliged by law to withhold.

8.4 Barclays will provide, for the duration of the Executive's employment, death in service cover of four times the Executive's basic salary as follows:-

8.4.1 To the extent permitted by the Inland Revenue, cover will be provided through the Barclays Bank UK Retirement Fund. The Inland Revenue limits the coverage the Executive may receive through the Barclays Bank UK Retirement Fund by a cap on pensionable earnings, currently £95,400 per annum.

8.4.2 Death lump sum coverage on the Executive's salary above the Inland Revenue cap will be provided, if the Executive so chooses, by an unapproved life cover arrangement. Barclays will pay the costs of this cover, but the cost will be a taxable benefit received by the Executive. The insurance company providing the cover will require the Executive to attend a medical examination and cover will not commence until the insurance company has completed its underwriting and assumed the risk.

8.4.3 Apart from the death in service lump sum cover set out above, the Executive will not become a member of the Barclays Bank UK Retirement Fund.

9. OTHER BENEFITS

9.1 Subject to the rules of the relevant schemes from time to time in force, Barclays will provide the following benefits to the Executive during his employment. For the avoidance of doubt, these benefits are provided at the discretion of Barclays and do not create enforceable contract terms under the Contracts (Rights of Third Parties) Act 1999. Barclays shall have the right in order to give effect to a general change in Barclays policy, to change these arrangements or withdraw the provision of these benefits in respect of the Executive.

9.1.1 Medical cover will be available through the Barclays Healthcare Trust or any substitute scheme operated by Barclays for its employees. Medical cover may be provided for the Executive's spouse and dependants at the Executive's cost through a separate scheme. All cover will cease on the Executive leaving employment whether on retirement, resignation or for any other reason.

9.1.2 The Executive continues to be eligible subject to the rules of the Plan to benefits provided under the Barclays Ill Health Income Plan or such similar plan which is operated by Barclays from time to time.

10. HOLIDAYS

10.1 In addition to Bank and Public Holidays, the Executive shall be entitled to 30 working days' paid holiday during each holiday year, which runs from 1 March to the end of February the following year. The Executive's holiday dates must be agreed with the Group Chairman. Regulation 15(1-4) of the Working Time Regulations 1998 (dates on which leave is taken) do not apply. The Executive may not carry forward any unused part of his holiday entitlement to a subsequent holiday year without the written consent of the Group Chairman.

10.2 If the Executive joins or leaves during a holiday year, his holiday entitlement will be recalculated as 2.5 day's holiday for each completed month worked in the year. If when the Executive is leaving his employment he has taken less holiday than his accrued entitlement, he will be paid salary in lieu of any outstanding holiday entitlement. If when the Executive is leaving he has taken more holiday than his accrued entitlement, he will have to repay to Barclays any salary received in excess of his proportionate holiday entitlement. One day's holiday pay will be deemed to be 1/260th of his annual basic salary.

11. INCAPACITY

11.1 If the Executive shall at any time be prevented by illness or accident or other incapacity from properly performing the duties of his employment, he shall report this fact forthwith to the Group Chairman (or such other person as may be notified to the Executive from time to time). The Executive shall if requested produce an appropriate doctor's certificate in respect of any period of absence of more than seven consecutive days and to complete a self-certification form for periods of less than seven consecutive days. The Executive may be asked to submit to a medical examination as directed by Barclays.

11.2 Subject to the Executive complying with clause 11.1, if as a result of illness or accident or other incapacity the Executive is unable to perform his duties, he will be eligible to receive his basic salary and to accrue pension benefits pursuant to clause 8.1 for a period of 26 weeks (whether consecutive or not) in any period of 12 consecutive months. Thereafter Barclays may by notice to the Executive discontinue payment in whole or in part of his salary and accrual of his pension benefits until such incapacity shall cease. Any payment will be subject to the deduction of any Statutory Sick Pay or social security or other benefits payable to the Executive including any sums recoverable from a third party. The Executive's qualifying days for Statutory Sick Pay purposes are Monday to Friday. Save as provided in this clause (or as otherwise agreed by Barclays) the Executive shall not be entitled to receive or accrue any remuneration in respect of any period of absence for whatever reason.

12. INTELLECTUAL PROPERTY

12.1 The Executive will promptly disclose to Barclays and keep confidential all inventions, copyright works, designs or technical know-how conceived or made by the Executive alone or with others in the course of his employment. The Executive will hold all such intellectual property in trust for Barclays and will do everything necessary or desirable at Barclays expense to vest the intellectual property fully in Barclays and/or to secure patent or other appropriate forms of protection for the intellectual property. Decisions as to the protection or exploitation of any intellectual property shall be in the absolute discretion of Barclays.

13. CONFIDENTIAL INFORMATION

13.1 The Executive shall not during his employment (except as necessary for the proper performance of his duties) or at any time after its termination for any reason whatsoever disclose to any person whatsoever or otherwise make use of any confidential or secret information which he has or may have acquired in the course of his employment concerning the business or affairs of any member of the Barclays Group or any of their suppliers or customers.

13.2 Confidential information includes but is not limited to:

13.2.1 corporate and marketing strategy, business development plans, sales reports and research results;

13.2.2 business methods and processes, technical information and know-how relating to the Barclays Group's business and which is not available to the public generally, including inventions, designs, programmes, techniques, database systems, formulae and ideas;

13.2.3 business contacts, lists or details of customers and suppliers and details of contacts with them, their business or affairs;

13.2.4 information on employees and the terms and conditions of their employment, details of employee benefits, incentive schemes/plans, salary scales, trade union/employee disputes current or anticipated;

13.2.5 information or details of any actual, potential or threatened litigation, legal action, claim, dispute or arbitration against or with any member of the Barclays Group or any director, officer or employee of the Barclays Group in such capacity and any information in respect of provisions for any such action;

13.2.6 budgets, management accounts, trading statements and other financial reports; and

13.2.7 unpublished price sensitive information relating to shares or securities listed or dealt in on any recognised stock exchange.

13.3 The Executive shall at all times comply with any relevant Barclays policies on the security of information and shall use his best endeavours to prevent any unauthorised publication or disclosure of any confidential or secret information.

13.4 The restrictions in this clause 13 shall not apply in respect of information in the public domain (save as a result of default by the Executive) or if such information is required to be produced by a court of law, or by a governmental or regulatory body.

14. RESTRICTIVE COVENANTS

14.1 The Executive shall not without the prior written consent of the Board (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of the Barclays Group) for a period of six months after the termination of his employment (other than where such termination is as a result of a repudiatory breach by Barclays) either on his own behalf or on behalf of any other person, firm or company:

14.1.1 be engaged or interested (whether as a director, shareholder, principal, consultant, agent, partner or employee) in any business concern (of whatever kind and wheresoever located) which shall be in competition within the European Union with any member of the Barclays Group in the provision of banking or financial services PROVIDED ALWAYS that nothing in this clause shall restrain the Executive from engaging or being interested in any such business concern insofar as his duties or work relate principally to activities not related to the European Union or to services of a kind with which he was not concerned to a material extent during the period of 12 months prior to the termination of his employment or prevent the Executive holding shares for investment purposes only of securities which do not exceed five per cent (5%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange.;

14.1.2 directly or indirectly canvass, solicit, entice away or cause to be canvassed or solicited or enticed away from any member of the Barclays Group any person, firm or company who at the date of the termination of his employment or within the period of 12 months prior to such date is or was a customer or client of any member of the Barclays Group or was in the habit of dealing under contract with any member of the Barclays Group in each case in respect of banking facilities or other products or services provided by any member of the Barclays Group and with whom or which the Executive had material business contact during the period of 12 months prior to the termination of his employment;

14.1.3 solicit or entice away or endeavour to solicit or entice away from any member of the Barclays Group any director, officer or employee of executive status of any member of the Barclays Group with whom the Executive had material dealings at any time during the last 12 months of his employment with Barclays.

14.2 Each of the restrictions contained in clauses 14.1.1, 14.1.2 and 14.1.3 of this clause are considered by the parties to be reasonable in all the circumstances as at the date of this Agreement. However, the parties agree that if any one or more of such restrictions shall be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Barclays Group but if words were deleted or the period was reduced or the range of activities or area covered was reduced in scope would be valid the restrictions shall be deemed to apply with such modifications as may be necessary to make them valid and effective. Any such modification shall not affect the validity of any other restriction contained in this Agreement.

14.3 The period of restriction stated in clause 14.1 shall be reduced by the length of time, if any, that the Executive is suspended from his duties pursuant to clause 3.3.

15. TERMINATION

15.1 Where Barclays has (a) given notice pursuant to clause 2.3.1 or (b) terminated the Executive's employment (other than pursuant to clause 15.6

below); or the Executive has (c) terminated his employment pursuant to clause 2.3.3, Barclays shall in the case of (a) no later than 6 months following such notice or in the case of (b) or (c) within 30 days of the date of such termination make a payment (the "Agreed Payment") equal to the aggregate of:

(i) the basic salary (calculated by reference to the Executive's basic salary at the date of notice under (a), or termination under (b) or (c)) which the Executive would have been entitled to receive if the Executive's employment under this Agreement had continued from the Start Date until the earlier of expiry of the period of notice (or if notice has been given the remainder of such period of notice) referred to at 2.3.1 above or the Executive's 65th birthday ("the Relevant Period"); and

(ii) an amount in respect of loss of an Award as described in clause 5.3 for the Relevant Period being an amount determined by the Board but no less than the average of the Awards (expressed as a percentage of the Executive's base salary in the financial year to which the Award relates) made to the Executive in respect of the two complete financial years immediately preceding the year in which the Executive's employment terminates multiplied by the basic salary for the Relevant Period; and

(iii) an amount equal to the notional contributions that would have been paid under the pension arrangements described in clause 8 in respect of the Relevant Period; and

(iv) a payment representing the value of all other benefits (excluding bonus, pension and share awards) to which the Executive is entitled under this Agreement in respect of the Relevant Period. If Barclays, in its absolute discretion so determines, the annual value of benefits shall be taken to be 10% of the Executive's annual basic salary.

15.2 For the purpose of calculating the Agreed Payment:

(i) the Start Date shall be either the date on which the Executive's employment has been terminated or, where notice has been given pursuant to clause 2.3.1 the date on which the Agreed Payment is made (and on which date the Executive's employment shall then terminate); and

(ii) where the event referred to in 15.1 occurs within 6 calendar months of a change of control the period of notice referred to at 2.3.1 above shall be deemed to be 24 months; and

(iii) "Change of Control" shall mean:

(a) Barclays PLC becoming a subsidiary within the meaning of Section 736 Companies Act 1985 of any other company (other than upon a reorganisation or scheme of arrangement not involving a material change in the identity of the shareholders) or one person or several persons acting in concert becoming entitled to exercise more than 50% of the votes capable of being exercised at a general meeting of the members of Barclays PLC; or

(b) Barclays becoming a subsidiary within the meaning of Section 736 Companies Act 1985 of any other company (other than upon a reorganisation or scheme of arrangement not involving a material change in the identity of the shareholders) not being Barclays PLC or one of its subsidiaries; or

(c) the business, assets and undertakings of Barclays becoming owned by any person, firm or company other than a company within the Barclays Group.

15.3 Where an Agreed Payment is payable Barclays shall also pay to the Executive at the same time as the Agreed Payment a pro rata bonus in respect of the financial year (or part) in which employment terminates and in respect of the previous financial year (if not already paid). The bonus payable under this clause shall be determined by the Board in accordance with clause 5.3 pro-rated in respect of the part of the year in which the Executive's employment terminates.

15.4 The Agreed Payment shall be subject to reduction for mitigation by the Executive in accordance with clause 15.5 below and shall be made subject to any deductions which may be required by law. Payment of the Agreed Payment shall be in full and final settlement of any claims the Executive may have against Barclays or any member of the Barclays Group arising from his employment or the termination thereof save any claim the Executive may have in respect of any accrued pension rights or rights in respect of previous awards or grants made under any Group employee share schemes which shall be determined in accordance with the rules of the relevant scheme(s). In further consideration for the Agreed Payment the Executive agrees that the provisions of clauses 13 and 14 of this Agreement will continue to apply.

15.5 If Barclays (whether or not requested by the Executive) consents to the release of the Executive from any restriction under clause 14.1.1 the Executive shall forthwith provide Barclays with full and accurate details of any remuneration, fees or other payments or benefits (of whatever kind and whether immediate or deferred) payable to or at the direction or for the benefit of the Executive in connection with the restricted activity in respect of the remaining period of the restriction ("the Remuneration") and the amount of the Agreed Payment (if any) due to the Executive shall be reduced by the amount of the Remuneration or if the Agreed Payment has already been made to the Executive, the Executive shall immediately repay to Barclays an amount equal to the Remuneration (net of any tax payable by the Executive in respect of the Remuneration) but not exceeding the amount of the Agreed Payment.

15.6 Without prejudice to any remedy Barclays may have against the Executive for breach or non-performance of any of the provisions of this Agreement, and irrespective of whether the grounds for termination arose before or after the Executive's employment began, Barclays may (without thereby incurring any obligation to pay compensation (including, but without limitation, any payment in lieu of notice) save in relation to payments accrued and owing at the date of termination) immediately determine the Executive's employment by notice in writing to the Executive if he shall:

15.6.1 become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with his creditors; or

15.6.2 be convicted of any criminal offence (other than one which, in the opinion of the Board, does not affect the Executive's position as an employee of Barclays, bearing in mind the nature of his duties and the capacity in which he is employed); or

15.6.3 commit any act of dishonesty whether relating to any member of the Barclays Group, other employees or otherwise; or

15.6.4 be guilty of any gross misconduct or any conduct calculated or tending to bring any member of the Barclays Group or himself into disrepute or be guilty of any material breach or material non-observance of any material provision of this Agreement; or

15.6.5 cease to hold or fail to obtain any regulatory approvals or consents which are required for the effective discharge by the Executive of any duties assigned to him save where such cessation or failure is as a result of a default by any member of the Barclays Group.

15.7 Where the Executive has given notice pursuant to clause 2.3.2 Barclays reserves the option in its absolute discretion to terminate the Executive's employment by paying him in lieu of the whole or any unexpired part of such notice. The payment shall be based solely on his basic salary (at the rate payable at that time) without taking into account any bonus, pension contributions or benefits in kind, and shall be subject to deductions for income tax and national insurance contributions as appropriate. The Executive will not, under any circumstances, have any right to a payment in lieu of notice unless Barclays has made an election by written notice under this clause to make such a payment to him.

16. RETURN OF BARCLAYS DOCUMENTS

16.1 Upon the termination of his employment for whatever reason, the Executive shall deliver up to Barclays all vehicles, keys, credit cards, correspondence, documents, specifications, reports, papers and records (including any computer material such as discs or tapes) and any other property of any kind relating to the business of or belonging to any member of the Barclays Group which may be in his possession or under his control. The Executive shall also deliver up all copies of such documents, which he has in his possession or under his control.

16.2 Following the termination of his employment for whatever reason, the Executive shall not at any time represent himself as still being connected with any member of the Barclays Group.

17. STAFF HANDBOOK

17.1 The employment of the Executive shall also be governed by the terms and conditions applicable to Barclays staff contained in the Barclays Staff Handbook (as may be amended from time to time) except where these are inconsistent with, or specifically dealt with by, the provisions of this Agreement, in which case the provisions of this Agreement shall apply.

18. STATUTORY REQUIREMENTS

18.1 The following particulars are given in compliance with the requirements of Section 1 of the Employment Rights Act 1996.

18.1.1 The employment of the Executive by Barclays began on 15 September 1999. No employment with a previous employer will count as part of his continuous employment with Barclays.

18.1.2 The Executive agrees that Regulation 4(1) of the Working Time Regulations 1998 does not apply in relation to his employment because his working time is not measured or predetermined or can be determined by the Executive.

18.1.3 There is no formal disciplinary procedure in relation to the Employment. If the Executive is dissatisfied with any disciplinary decision taken in relation to him he may appeal in writing to the Group

Chairman within 7 days of that decision. The Group Chairman's decision shall be final.

18.1.4 If the Executive has any grievance in relation to the Employment he may raise it in writing with the Group Chairman who will either propose a solution or refer the matter to the Board.

18.1.5 While the Executive's initial place of work will be London, he will work at and/or travel to such places (inside and outside the United Kingdom) as Barclays may require from time to time. If the Executive is required to work outside the UK for a period in excess of one month, the additional terms which will apply will be notified to him.

18.1.5 There are no collective agreements with any trade unions which directly affect the terms and conditions of the Executive's employment.

19. EXECUTIVE'S POSITION AS DIRECTOR

19.1 The Executive's duties as a director of Barclays or any member of the Barclays Group are subject to the Articles of Association of the relevant company for the time being.

20. WAIVER OF RIGHTS

20.1 If the Employment is terminated by either party and the Executive is offered re-employment by Barclays or employment with another Member of the Barclays Group on terms no less favourable in all material respects, including appointment to the Board, than the terms of the Executive's Employment under this Agreement, the Executive shall have no claim against Barclays in respect of such termination.

21. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

21.1 A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

22. NOTICES

22.1 Any notice to be given under this Agreement shall be in writing. Notice to the Executive shall be sufficiently given by being delivered personally to him or by being sent by first class post addressed to him at the address stated in this Agreement or the last place of residence in the UK notified to Barclays by the Executive. Notice to Barclays shall be sufficiently given by being delivered to the Group Secretary or by being sent by first class post to the registered office of Barclays addressed for the attention of the Group Secretary. Any notice if posted shall be deemed served upon the third day following that on which it was posted.

23. APPLICABLE LAW

23.1 English law shall apply to this Agreement and the parties submit to the jurisdiction of the English courts.

24. MISCELLANEOUS

24.1 This Agreement, together with any documents referred to in it, sets out the whole agreement between the parties relating to and cancels all previous agreements, representations and arrangements in connection with the Executive's employment by Barclays.

24.2 No omission to exercise or delay in exercising any right, power or remedy provided to Barclays by law or under this Agreement will be a waiver of it.

24.3 Termination of this Agreement shall not affect any provisions which are intended to operate after termination.

24.4 For the purposes of the Employment Rights Act 1996 or otherwise, the Executive hereby consents to the deduction of any sums owing by him to any member of the Barclays Group at any time from his salary or any other payment due from Barclays to the Executive and the Executive hereby also agrees to make a payment to Barclays of any sums owed by him to Barclays upon demand by Barclays at any time.

24.5 During the Executive's employment, he must comply with Barclays policies and procedures relating to the Data Protection Act 1998. This means that the Executive consents to Barclays processing any data relating to him, where it is necessary or reasonably required for the conduct of Barclays business. This may include personal data as well as documentation relating to the Executive's absence from work through sickness or injury. Further details of the type of data that is covered by this provision can be found in the Barclays Staff Handbook.

IN WITNESS the hands of the parties hereto



(SIGNED BY a duly
(authorised signatory for
(and on behalf of Barclays

SIGNED BY The Executive)
)
)



Schedule 1

THE ROLE OF THE GROUP CHIEF EXECUTIVE

The Group Chief Executive is responsible to the Chairman and the Boards for all his duties.

The Group Chief Executive will:-

1. Develop and implement the Barclays Group ("the Group") strategy.

2. Develop and recommend to the Boards an annual budget which supports the Group's strategy.

3. Ensure that the plans and budgets approved by the Boards are carried out.

4. Be accountable to the Chairman and the Boards for the financial and operating performance of the Group, including the profits, cash and costs of all businesses.

5. Chair the Group Executive Committee and ensure that the Group has an effective management team below the level of the Group Chief Executive through which the Boards' policy can be implemented, and has an active plan for its development and succession; monitor and assess individual performance of executive directors and their immediate subordinates and consult with the Chairman on key executive appointments; and take responsibility for the appointment and dismissal of executives below Board level.

6. Ensure that the Group has in place appropriate internal control mechanisms for the identification and management of the risks faced by the Group's businesses and for compliance with legal and regulatory requirements.

7. Recommend capital projects to the Boards after consultation with the Chairman.

8. Ensure that the Safety, Health and Environmental performance of the Group is implemented in line with the policies agreed by the Boards.

9. Ensure that an effective system of communication exists within the Group, whereby objectives are understood, commitment obtained and performance rewarded at all levels.

10. Manage with the Chairman, key external relationships including investor relationships.

Exhibit 4.9

The Service contract of John Stewart has been incorporated by refere nce to the 2000 Form 20- F filed with the commission on April 16 2001.

The modification adopted to his contract is attached herewith.

Matthew W. Barrett
Chief Executive

54 Lombard Street
London
EC3P 3AH

Tel 020 7699 5000

3rd August 2001

Strictly Private & Confidential
John Stewart
Deputy Group Chief Executive
Chief Executive's Office
5th Floor
54 Lombard Street
London EC3P 3AH
Mail Area : R

Dear John,

I am writing following our recent strategy discussions to confirm our decisions regarding Woolwich integration and to lay the foundation for what I hope will be a continuing long and productive working relationship.

Substantial progress has been made in integrating the Woolwich business into the Barclays Group, and we have already achieved important synergies between the two organisations. Indeed, we are ahead of schedule and it is clear that the Woolwich will play a key part in the future growth of the Group.

There is, however, much still to be done. It is crucial that we maintain the momentum and continue to integrate the Woolwich seamlessly into Barclays. As we wind down the dedicated integration team under John Varley, we have therefore agreed that as Deputy Group Chief Executive you will take over specific responsibility to complete the next phase of the integration over the next 18 months.

We announced in February 2001 that we had identified greater potential synergies than expected as a result of the purchase of Woolwich, creating greater shareholder value. We anticipate net revenue synergies of £70m for 2002, increasing to £250m for 2004, with cost savings of £120m and £150m respectively. Your extensive knowledge of the Woolwich, together with the insight you now have of how Barclays operates, makes you key to our success in realising these benefits and identifying further potential revenue synergies and cost savings.

I know that as a well-regarded FTSE 100 Chief Executive in your previous role, you are in significant demand in the market. I want to ensure that we retain your services and that you concentrate on the many tasks ahead within Barclays.

The Remuneration Committee has considered these responsibilities in the context of your existing package and our strong commitment to operating in a truly performance based reward environment. I am pleased to confirm that they have approved a special bonus opportunity up to the value of £900,000 based upon the level of your achievement by 31st December 2002 in relation to:

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 54 Lombard Street, London EC3P 3AH

- the integration of Woolwich with the Barclays PFS businesses;
- the achievement of cost and revenue synergies set out above for 2002 and Barclays ability to exceed the estimates set out above for 2004;
- the alignment of the integration process with our value based management principles and processes; and
- the creation of a 'one organisation' culture with a unifying mission, code of values and behavioural standards.

After the end of the financial year 2002, provided that you are still in Barclays employment as at 31 December 2002 and have not given notice of termination, I will assess whether and to what extent you have achieved the above. Based upon my assessment of your success I will make a recommendation to the Remuneration Committee of the Board that they approve the payment of the bonus to you. In approving the payment of this bonus the Remuneration Committee will also need to be satisfied as to the level of your achievement.

If so approved the bonus will be payable on or before 31 March 2003. The bonus may comprise cash, a special pension contribution or a mixture.

The condition requiring your continued employment with Barclays will not apply if your employment has been terminated by Barclays (other than pursuant to Clause 14.1 of your contract of employment). In these circumstances the Remuneration Committee shall have discretion to determine what, if any, bonus should be awarded in respect of the level of your achievement to the cessation of your employment.

All other terms and conditions of your employment remain unchanged. For the avoidance of doubt, the special bonus, as with your annual bonus, does not count as "Salary" under the rules of the Woolwich Pension Fund and is not pensionable.

John, I am deeply appreciative of your efforts to date, and I look forward to working with you on these challenging and important issues. I would be grateful if you could acknowledge your agreement to the terms of this letter by signing and returning the enclosed copy.

Yours sincerely



I agree to the terms set out in this letter.

Signed: 

Date: 

Exhibit 4.10

The Service contract of Chris Lendrum has been incorporated by reference to the 2000 Form 20- F filed with the commission on April 16 2001.

Exhibit 4.11

The Service contract of John Varley has been incorporated by reference to the 2000 Form 20- F filed with the commission on April 16 2001.

Exhibit 7.1

BARCLAYS PLC
RATIO OF EARNINGS UNDER UK GAAP TO FIXED CHARGES

	Year ended 31st December				
	2001	2000	1999	1998	1997
	(in £ millions except for ratios)				
Fixed Charges					
Total Interest excluding interest on trading liabilities and interest on deposits	2,532	1,849	1,419	1,497	1,141
Interests on trading liabilities	5,824	5,024	3,686	3,834	3,417
One third of rental expense	95	74	102	97	114
Total fixed charges excluding interest on deposits	8,451	6,947	5,207	5,428	4,672
Interests on deposits and current accounts	4,818	4,778	3,271	4,103	3,950
Total fixed charges including interests on deposits	13,269	11,725	8,478	9,531	8,622
EARNINGS					
Income before taxes and minority interests (a)	3,608	3,496	2,455	1,882	1,697
Fixed charges excluding interest on deposits	8,451	6,947	5,207	5,428	4,672
	12,059	10,443	7,662	7,310	6,369
Less					
Unremitted pre-tax loss/(income) of associated companies and joint ventures	13	14	21	(18)	(7)
Total earnings excluding interest on deposits	12,072	10,457	7,683	7,292	6,362
Interest on deposits and current accounts	4,818	4,778	3,271	4,103	3,950
Total earnings including interest on deposits	16,890	15,235	10,954	11,395	10,312
RATIO OF EARNINGS TO FIXED CHARGES					
Excluding interest on deposits	1.43	1.51	1.48	1.34	1.36
Including interest on deposits	1.27	1.30	1.29	1.20	1.20

a) The income before taxes and minority interests, in 2001, for Barclays Bank PLC is £2 million lower than Barclays PLC (1997-2000: £nil). There is no impact on the above ratios as a result of this difference.

Exhibit 7.2

BARCLAYS PLC

RATIOS OF EARNINGS UNDER US GAAP TO FIXED CHARGES

	Year ended 31st December				
	2001	2000	1999	1998	1997
	(in £ millions except for ratios)				
Fixed Charges					
Total Interest excluding interest on trading liabilities and interest on deposits	2,532	1,849	1,419	1,497	1,141
Interests on trading liabilities	5,824	5,024	3,686	3,834	3,417
One third of rental expense	95	74	102	97	114
Total fixed charges excluding interest on deposits	8,451	6,947	5,207	5,428	4,672
Interests on deposits and current accounts	4,818	4,778	3,271	4,103	3,950
Total fixed charges including interests on deposits	13,269	11,725	8,478	9,531	8,622
EARNINGS					
Income before taxes and minority interests (a)	3,608	3,496	2,455	1,882	1,697
UK/US GAAP adjustments (b)	351	(140)	(284)	125	239
	3,959	3,356	2,171	2,007	1,936
Fixed charges excluding interests on deposits	8,451	6,947	5,207	5,428	4,672
	12,410	10,303	7,378	7,435	6,608
Less					
Unremitted pre-tax loss/(income) of associated companies and joint ventures	13	14	21	(18)	(7)
Total earnings excluding interest on deposits	12,423	10,317	7,399	7,417	6,601
Interest on deposits and current accounts	4,818	4,778	3,271	4,103	3,950
Total earnings including interest on deposits	17,241	15,095	10,670	11,520	10,551
RATIO OF EARNINGS TO FIXED CHARGES					
Excluding interest on deposits	1.47	1.49	1.42	1.37	1.41
Including interest on deposits	1.30	1.29	1.26	1.21	1.22

a) The income before taxes and minority interests, in 2001, for Barclays Bank PLC is £2 million lower than Barclays PLC (1997-2000: £nil). There is no impact on the above ratios as a result of this difference.

(b) For a discussion of significant differences between UK GAAP and US GAAP and a reconciliation of net income between amounts calculated under UK GAAP and those estimated under US GAAP, see note 63 of the accounts included herein.

Exhibit 7.3

RATIOS OF EARNINGS UNDER UK GAAP TO COMBINED FIXED CHARGES, PREFERENCE SHARE DIVIDENDS AND PAYMENTS TO RESERVE CAPITAL INSTRUMENT HOLDERS

	Year ended 31st December				
	2001	2000	1999	1998	1997
	(in £ millions except for ratios)				
COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS					
Total Interest excluding interest on trading liabilities and interest on deposits	2,532	1,849	1,419	1,497	1,141
Interests on trading liabilities	5,824	5,024	3,686	3,834	3,417
One third of rental expense	95	74	102	97	114
Preference share dividends and payments to Reserve Capital Instrument holders	104	66	38	35	35
Total fixed charges excluding interest on deposits	8,555	7,013	5,245	5,463	4,707
Interests on deposits and current accounts	4,818	4,778	3,271	4,103	3,950
Total fixed charges including interests on deposits	13,373	11,791	8,516	9,566	8,657
EARNINGS					
Income before taxes and minority interests (a)	3,608	3,496	2,455	1,882	1,697
Fixed charges excluding interests on deposits	8,451	6,947	5,207	5,428	4,672
	12,059	10,443	7,662	7,310	6,369
Less					
Unremitted pre-tax loss/(income) of associated companies and joint ventures	13	14	21	(18)	(7)
Total earnings excluding interest on deposits	12,072	10,457	7,683	7,292	6,362
Interest on deposits and current accounts	4,818	4,778	3,271	4,103	3,950
Total earnings including interest on deposits	16,890	15,235	10,954	11,395	10,312
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDEND					
Excluding interest on deposits	1.41	1.49	1.46	1.33	1.35
Including interest on deposits	1.26	1.29	1.29	1.19	1.19

a) The income before taxes and minority interests, in 2001, for Barclays Bank PLC is £2 million lower than Barclays PLC (1997-2000: £nil). There is no impact on the above ratios as a result of this difference.

Exhibit 7.4

RATIOS OF EARNINGS UNDER US GAAP TO COMBINED FIXED CHARGES, PREFERENCE SHARE DIVIDENDS AND PAYMENTS TO RESERVE CAPITAL INSTRUMENT HOLDERS

	Year ended 31st December				
	2001	2000	1999	1998	1997
	(in £ millions except for ratios)				
COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS					
Total Interest excluding interest on trading liabilities and interest on deposits	2,532	1,849	1,419	1,497	1,141
Interests on trading liabilities	5,824	5,024	3,686	3,834	3,417
One third of rental expense	95	74	102	97	114
Preference share dividends and payments to Reserve Capital Instrument holders	104	66	38	35	35
Total fixed charges excluding interest on deposits	8,555	7,013	5,245	5,463	4,707
Interests on deposits and current accounts	4,818	4,778	3,271	4,103	3,950
Total fixed charges including interests on deposits	13,373	11,791	8,516	9,566	8,657
EARNINGS					
Income before taxes and minority interests (a)	3,608	3,496	2,455	1,882	1,697
UK/US GAAP adjustments (b)	351	(140)	(284)	125	239
	3,959	3,356	2,171	2,007	1,936
Fixed charges excluding interests on deposits	8,451	6,947	5,207	5,428	4,672
	12,410	10,303	7,378	7,435	6,608
Less					
Unremitted pre-tax loss/(income) of associated companies and joint ventures	13	14	21	(18)	(7)
Total earnings excluding interest on deposits	12,423	10,317	7,399	7,417	6,601
Interest on deposits and current accounts	4,818	4,778	3,271	4,103	3,950
Total earnings including interest on deposits	17,241	15,095	10,670	11,520	10,551
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDEND					
Excluding interest on deposits	1.45	1.47	1.41	1.36	1.40
Including interest on deposits	1.29	1.28	1.25	1.20	1.22

a) The income before taxes and minority interests, in 2001, for Barclays Bank PLC is £2 million lower than Barclays PLC (1997-2000: £nil). There is no impact on the above ratios as a result of this difference.

(b) For a discussion of significant differences between UK GAAP and US GAAP and a reconciliation of net income between amounts calculated under UK GAAP and those estimated under US GAAP, see note 63 of the accounts included herein.

Exhibit 10.1

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Southwark Towers
32 London Bridge Street
London SE1 9SY
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652

The Directors
Barclays PLC
54 Lombard Street
London
EC3P 3AH

19 March 2002

Dear Directors

CONSENT OF PRICEWATERHOUSECOOPERS

We hereby consent to the incorporation by reference in the prospectus constituting part of the Registration Statements on Form F-3 (File Nos. 333-8054 and 333-12384), each of which was filed by Barclays Bank PLC, and in the prospectus constituting part of the Registration Statement on Form S-8 (File No. 333-12818), which was filed by Barclays PLC, of our report dated February 13, 2002 appearing on page 81 hereof. We also consent to the reference to us under the heading "Experts" in each Prospectus.

Yours sincerely

PricewaterhouseCoopers.